Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-232393

PROSPECTUS

14,000,000 Shares of Common Stock

This is an initial public offering of 14,000,000 shares of common stock of Sunnova Energy International Inc.

Prior to this offering, there has been no public market for shares of our common stock. We have been approved to list our common stock on The New York Stock Exchange (the “NYSE”) under the symbol “NOVA”.

To the extent that the underwriters sell more than 14,000,000 shares of common stock, we have granted the underwriters a 30-day option to purchase up to an additional 2,100,000 shares from us at the public offering price less underwriting discounts and commissions.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to reduced public company reporting requirements.

See “Risk Factors” beginning on page 18 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per share	$12.00	$0.72	$11.28
Total	$168,000,000	$10,080,000	$157,920,000

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters have reserved up to 700,000 shares of common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price in a directed share program, to our directors, officers, employees and certain other persons associated with us. See the section titled “Underwriting.”

The underwriters expect to deliver the shares of common stock against payment therefor on or about July 29, 2019.

BofA Merrill Lynch	J.P. Morgan	Goldman Sachs & Co. LLC

Credit Suisse

KeyBanc Capital Markets	Baird	Roth Capital Partners

The date of this prospectus is July 24, 2019

Sunnova is the source for clean, affordable and reliable energy, with a simple mission:

to power energy independence.

63,000+	Customers
20+	U.S. states and territories with customers
25	Year solar service agreements
75+	Dealers
750,000	Metric tons of displaced carbon emissions

sunnova
Protect Your Home Solar System
Monitor + Repair + Guarantee
866.SUNNOVA

We have not, and the underwriters have not, authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

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Sunnova Energy International Inc. 20 Greenway Plaza, Suite 475 Houston, TX 77046 sunnova.com

A Letter from Our Founder

I founded Sunnova over six years ago with the goal of offering consumers a better energy service at a better price. From humble origins in a downtown Houston apartment, we have grown Sunnova into one of the leading residential solar and energy storage service providers in the United States.

Driven by technological change, consumer choice and the demand for sustainable energy, we are witnessing a profound paradigm shift to cleaner, cheaper and more reliable energy solutions. We are proud to pioneer this change and to revolutionize Houston from its past as the epicenter of traditional energy into its future as a global capital for new energy.

Within a rapidly shifting energy landscape, Sunnova is a lead architect for what the new energy system will be for the 21st century consumer. This transformation is here—today—and Sunnova is powering a clean, affordable and reliable energy reality.

Powering Energy Independence

Our company mission is simple: to power energy independence. Sunnova believes that competition and consumer choice must serve as the bedrock for the new energy system. For too long, the centralized generation and distribution model has restricted consumer choice. Consumers now demand more from their energy providers: more options, more value and more control over the environmental impact of their energy consumption. As one of the leading residential solar and energy storage providers, Sunnova is dedicated to supporting consumers with integrated energy solutions that provide greater control, that are more resilient in the face of storms and natural disasters and that serve as an environmentally-conscious energy choice.

When coupled with other significant advances in home energy management systems and demand control technologies, our integrated energy solutions will provide consumers with greater control over their energy needs.

Powering Change

We are in the midst of immense change in the global energy, information and transportation industries. A consumer awakening is now challenging the centralized power model. The advent of ground-breaking technologies is dramatically reshaping the old-line, industrial-age system to adapt to the changing energy needs of the 21st century consumer. Beyond advancements in solar or energy storage or any individual technology, the confluence of multiple technologies is creating an entirely new way of providing energy service in a more decentralized fashion.

When I started Sunnova, I knew we were going to drive an energy revolution to positively impact the way people source and use energy. We remain firm in our conviction that the emergence of distributed solar and energy storage technologies is one of the most significant game changers of our lifetime, and we are thrilled to be at the forefront of harnessing these changes to create a cleaner and sustainable new energy future for good.

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Powering the Future

What sets Sunnova apart can be summarized in one word: focus. We remain focused on our customers by giving them unparalleled service; we remain focused on providing consumers choice through our unique regional dealer model and we remain focused on executing our mission.

We are proud of our accomplishments and momentum, and even more excited about what lies ahead. Today, less than 3% of the 84 million single-family homes in the United States have rooftop solar, presenting an immense opportunity for Sunnova to expand existing and build new, lasting relationships with tens of thousands of new customers. As our business impact grows, so too will our positive social and environmental impact. Last year alone, production from Sunnova systems displaced over 300,000 metric tons of carbon emissions.

At Sunnova, we see ourselves as a global energy company—a company that will deliver opportunities to people throughout the world and change the way consumers energize their lives. We will endeavor to lead this dramatic change through a relentless focus on serving our customers, our dealers and our stockholders. With a local focus and a global vision, Sunnova aims to create a reliable energy future that will transform the world for the better. We strongly believe that we can do well and do good, and we look forward to continuing this remarkable journey with you.

Join us as we power energy independence.

John Berger

Founder, CEO and Chairman

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of Sunnova Energy Corporation, our accounting predecessor, and the related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock. Unless the context otherwise requires, the terms “Registrant,” “Sunnova,” “the company,” “we,” “us” and “our” in this prospectus refer to (i) Sunnova Energy Corporation and its consolidated subsidiaries when used in a historical context for any period presented and (ii) Sunnova Energy International Inc. and its consolidated subsidiaries after giving effect to the transactions described under “Corporate Reorganization.”

Sunnova Energy International Inc.

Our Business

We are a leading residential solar and energy storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Our goal is to be a leading provider of clean, affordable and reliable energy for consumers, and we operate with a simple mission: to power energy independence. We were founded to deliver customers a better energy service at a better price, and through our solar and solar plus energy storage service offerings we are disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

We have a differentiated residential solar dealer model in which we work hand-in-hand with local dealers who originate, design and install our customers’ solar energy and energy storage systems on our behalf. Our unique focus on our dealer model enables us to leverage our dealers’ specialized knowledge, connections and experience in local markets to drive customer origination while providing our dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to our peers, furthering our competitive advantage.

We offer customers products to power their homes with affordable solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense to the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers. Our solar service agreements take the form of a lease, power purchase agreement (a “PPA”) or loan. The initial term of our solar service agreements is typically 25 years, or in the case of standalone energy storage services, 10 years. Service is an integral part of our agreements and includes operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and battery, as appropriate, and diagnostics. During the life of the contract we have the opportunity to integrate related and evolving home servicing and monitoring technologies to upgrade the flexibility and reduce the cost of our customers’ energy supply.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated third parties. Under these arrangements, we agree to provide such monitoring, maintenance and repair services to these customers for the life of the service contract that they sign with us. We believe the quality and scope of our comprehensive energy service offerings, whether to customers that obtained their solar energy system through us or through another party, is a key differentiator between us and our competitors.

We commenced operations in January 2013 and began providing solar energy services under our first solar energy system in April 2013. Since then, our brand, innovation and focused execution have driven significant growth in our market share and in the number of customers on our platform. We operate one of the largest fleets of residential solar energy systems in the United States, comprising more than 455 megawatts of generation capacity and serving more than 63,000 customers.

Market Opportunity

The number of residential solar energy systems in the United States is expected to increase from approximately 2.2 million in 2018 to an estimated 5.4 million in 2024, representing a 16% compounded annual growth rate (“CAGR”). Even in light of this rapid growth, the residential solar market remains significantly under-penetrated, reaching less than 3% of the 84 million single-family, detached homes in the United States.

The following trends have increased solar energy demand from homeowners in a growing number of markets, and are expected to continue to do so:

•	Rising utility-based electricity rates;

•	Declining cost of a residential solar system;

•	Availability of financing for residential solar service providers at an attractive cost of capital;

•	Declining cost of energy storage due to improvements in technology;

•	Increasing consumer demand for energy storage systems to provide temporary power during power outages due to natural disasters;

•	Increasing consumer demand for environmentally-friendly products, including power sourced from renewable energy; and

•

Governmental policies and incentives, such as net metering, federal tax credits, accelerated depreciation, renewable portfolio standards (“RPS”) on utilities and solar renewable energy certificates (“SRECs”).

Our Customer Value Proposition

Our customer value proposition includes:

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A better energy service at a better price. Our residential solar service agreements offer customers low-cost, clean solar energy along with comprehensive customer service and system maintenance over the lifetime of their contract with us. We generally price our solar service agreements lower than utility-provided electricity, offering customers the opportunity to reduce their overall electric utility bill. The initial price or energy rate is fixed (often coupled with a price escalator at the customer’s option), providing predictable prices over the entire 25-year term of the solar service agreements. We believe this provides the customer valuable protection against unpredictable increases in utility rates. We also offer energy storage solutions to those customers who are looking for energy resiliency and reliability. In addition, we monitor, maintain and service the system over the life of the contract, ensuring that customers benefit from a better energy service, generally at a better price over the life of their relationship with us.

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Best-in-class customer service. All Sunnova solar service agreements include comprehensive servicing solutions designed to ensure maximum performance and a high-quality customer experience. Our solar service agreements provide remote monitoring, timely maintenance and warranty coverage and services for the entire contract term. The majority of our solar service agreements contain a production guarantee to help customers capture the savings they expect. Our digital monitoring platforms allow customers to monitor the performance of their systems, and we have a staff of bilingual, well-trained professionals on-call to respond to customer questions and concerns. We believe that our customer service is a critical component of our value proposition and we pride ourselves on the experience we provide. In addition to the customers that we service and finance through lease, loans and PPAs, we also offer service-only contracts to customers who have non-Sunnova solar energy systems installed, but do not have the benefit of a comprehensive service relationship. We believe this focus on service differentiates us from other solar providers and facilitates long-term, active relationships with our customers.

•

Greater resiliency and independence from the grid. Our energy storage systems increase customers’ independence from the centralized utility and provide on-site backup power when there is a grid outage due to storms, wildfires, other natural disasters and other power failures. In addition, variable electricity prices, known as time-of-use rates, can make it more profitable to sell solar energy to the grid rather than consume it, allowing customers to save money. This combination of increased energy resilience and independence from the grid is a strong incentive for customers to adopt solar and energy storage.

•

Reliable, clean power. Our solar and energy storage services allow customers to reduce their environmental footprint by buying clean, affordable and reliable energy. In addition to being a more sustainable energy option than centralized grid-provided energy predominantly powered by fossil fuels, our service offerings are also well-positioned to meet the evolving needs of energy consumers.

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Flexible financing solutions. We offer an array of financing solutions to provide solar and storage services to customers at minimal or no upfront cost. Our solar and solar plus energy storage contracts include leases, PPAs and loans. These flexible solutions allow us to tailor our offerings to meet customers’ needs: we can offer them a fixed payment plan per month to provide predictability, or a contract where monthly payments vary with solar production levels. All of our financing options are Sunnova-branded, and we manage all billing and collections in-house.

Our Competitive Strengths

Our key competitive strengths include:

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Focus on long-term customer relationships. We serve as the primary point of contact for our customers over the duration of their solar service agreements. This direct, long-term relationship with customers drives our focused efforts to provide excellent customer service both directly and through our dealers by providing them with access to high quality components and system designs. We believe that by providing an excellent customer experience from the outset, we are well-positioned to meet the evolving needs of our energy consumers, including energy storage systems today and the potential ability to integrate home automation, electric vehicle charging and other home technology solutions in the future.

•	Local dealer model provides operational flexibility and lower fixed costs. We believe our network of more than 75 local, independent dealers as of March 31, 2019 provides us with competitive advantages in originating new customer contracts and servicing systems. Our dealer model facilitates our entry into new markets by enabling us to develop relationships with existing local businesses and leveraging their local knowledge and sourcing new sales leads. Similarly, we can quickly refocus our origination efforts and capital deployment strategy to different markets in response to changing dynamics and regulatory developments. We believe our differentiated dealer model enables us to have lower fixed costs and reduced fixed overhead expenses relative to our peers who bear the burden of local market origination, as well as sales, marketing and installation costs, although use of our dealer model means we do not have direct control over certain costs related to our business.

•

Mutually beneficial partnership with our dealers. Attracting the best dealers in the business to partner with us has been one of our principal goals since we began operating. We have successfully developed and built our dealer network by offering a compelling value proposition. We have a suite of branding, marketing and technology tools and products to support our dealers’ origination efforts at attractive unit economics. In turn, our dealers benefit from being able to sell a Sunnova-branded solar service agreement that is backed by our best-in-class customer service and proven financing track record. We also have multi-year exclusivity arrangements with several key dealers, under which these dealers will generally not sell solar energy systems for any other company. For certain other dealers, substantially all of the solar service agreements originated by such dealers are Sunnova agreements, although they are under no exclusivity arrangement. We instill trust in our dealers and do not compete with them in their local markets.

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Stable and diversified business model. Our business model is underpinned by contracted cash flows, geographic diversification and proven technology. Our assets are supported by long-term contracted cash flows, with most of our solar service agreements having an initial term of 25 years and in some cases a 10-year renewal option. Our stringent customer credit approval policies have resulted in limited defaults in customer payments on our solar service agreements. As of March 31, 2019, our customers had, at the time of signing the solar service agreement, an average FICO score of 737. In addition, we believe our diversification across geographies and equipment manufacturers contributes to the overall stability of our business. As of March 31, 2019, approximately 29%, 26% and 14% of our solar energy systems were located in New Jersey, California, and Puerto Rico, respectively, with our total reach spanning more than 20 U.S. states and territories, reducing the adverse impact on our business of adverse climate, regulatory or economic conditions in any one jurisdiction. Additionally, we have a broad range of suppliers for our solar energy and energy storage system components, which tends to reduce warranty concentration and component and supply risk.

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Demonstrated access to diversified funding sources. We have financed the capital investment required for solar energy system and energy storage system installations from a broad range of sources and investors, including large institutional investors, private equity sponsors and limited foreign investment. Our relationships with, and access to, these investors have allowed us to raise more than $4.0 billion of committed capital since our inception in indebtedness, tax equity and preferred equity. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash. We believe that our strong balance sheet and access to capital provides us with a competitive advantage. However, we may not be able to access sources of capital due to general market conditions, market perception of our business or the renewable energy industry as a whole.

•	Focused and experienced management team. Our CEO and founder has always led our company with a focused and consistent goal of providing reliable and affordable solar energy through best-in-class customer service. Our management team’s long-term focus and commitment underpin everything we do. In addition, our management team has substantial experience in the renewable energy and power sectors and was among the pioneers of the distributed solar industry, providing the team a strong understanding of dealer networks and the associated benefits of the dealer network model. Our CEO and founder has founded two prior successful residential solar businesses, and our management team has multi-disciplinary experience in sales, marketing, legal and project finance with an average of over 20 years in management roles across a variety of both public and private companies. We believe that our combination of experience and focus on our mission and customers provides us with a lasting competitive advantage.

Our Growth Strategies

Our chief objective is to be a primary provider of clean, affordable and reliable energy for consumers. In order to accomplish this objective, we intend to:

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Accelerate growth in underpenetrated markets and expand our geographic footprint. We believe the total market opportunity for residential solar services remains significantly under-penetrated, reaching less than 3% of the 84 million single-family, detached homes in the United States. The flexibility and reach of our dealer model, coupled with our scalable technology platform, allow us to increase market penetration and enter new markets quickly and efficiently. We plan to strengthen our existing relationships and identify new dealers to accelerate our growth. We will seek to enter new markets and geographies over time, both in the United States and internationally, where climate, demand for residential solar energy, and regulatory policies position solar energy as an economically compelling alternative to centralized electric utilities.

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Further strengthen our dealer relationships with support platform and technology suite. Our operations desk supports our dealer network and is used to sell additional complementary services to our customer base and directly facilitate sales for our dealers. Additionally, our cloud-based technology suite standardizes and simplifies the design, installation and customer contract processes, and ongoing training and field support provides cost-efficient operations. Finally, dealers are able to leverage our economies of scale to procure equipment through our supply chain relationships.

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Continued deployment of energy storage systems to customers. We believe that integrated energy storage systems enhance the reliability, resiliency and predictability of home solar energy in certain markets, increasing the overall value proposition to consumers. We expect customer demand for Sunnova SunSafe, our solar plus energy storage product, to increase over time. We also expect continued requests by our customers that we retrofit their existing solar energy systems with energy storage service to provide resiliency.

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Broaden and enhance service offerings. In addition to providing ongoing monitoring and service as a standard component of our solar service agreements, we also offer our service-only product, Sunnova Protect, as a standalone product to consumers who have obtained their solar energy systems through unaffiliated third parties. Of the approximate 2.2 million homes that utilize solar energy systems, we estimate that approximately 900,000 are not covered by a service plan. We believe there is significant market demand for long-term protection plans for customers who have chosen to finance or purchase systems rather than lease them, and we will strive to capture a significant share of this market. We believe the quality and scope of our service offerings through Sunnova Protect fulfill the need for active, comprehensive management to monitor system function and optimize performance. We plan to expand our energy product and industry-leading service offerings in the home to provide further cost savings to our customers and optimize the performance of existing solar energy systems.

Risk Factors

Investing in our common stock involves risks that relate to, among other things, our business, our dealers, market factors, governmental policies and regulation, competition, the pace of technological innovations, the credit risk of our customers, our ability to raise financing and the level of our indebtedness. See “Risk Factors.”

Corporate Information

Our principal executive offices are located at 20 East Greenway Plaza, Suite 475, Houston, TX 77046, and our telephone number is (281) 985-9904. Our website address is www.sunnova.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Sunnova design logo, “Sunnova” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Sunnova Energy Corporation. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Our Corporate Structure

Sunnova Energy Corporation was incorporated in Delaware on October 22, 2012. Sunnova Energy International Inc., the issuer in this offering, was incorporated in Delaware on April 1, 2019 to enable Sunnova Energy Corporation to implement a holding company organizational structure, to be effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, as described below. We refer to this transaction as the “Merger.”

Prior to the Merger, Sunnova Energy International Inc. will be a direct, wholly-owned subsidiary of Sunnova Energy Corporation, and Sunnova Merger Sub Inc., a Delaware corporation which we refer to as “Merger Sub,” will be a direct, wholly-owned subsidiary of Sunnova Energy International Inc. Merger Sub was organized for the sole purpose of implementing the Merger. Immediately prior to or contemporaneously with the completion of this offering, Merger Sub will merge with and into Sunnova Energy Corporation, with Sunnova Energy Corporation continuing as the surviving corporation. Each issued and outstanding share of common stock of Sunnova Energy Corporation will be converted into one share of common stock of Sunnova Energy International Inc., and each issued and outstanding share of preferred stock of Sunnova Energy Corporation will be converted into one share of preferred stock of Sunnova Energy International Inc., as described below. The separate corporate existence of Merger Sub will cease, and all of the issued and outstanding shares of Sunnova Energy International Inc. owned by Sunnova Energy Corporation will be automatically canceled and retired. As a result of the Merger, each stockholder of Sunnova Energy Corporation will become a stockholder of Sunnova Energy International Inc., holding the same proportional equity interests as immediately prior to the Merger, and Sunnova Energy Corporation will become a direct, wholly-owned subsidiary of Sunnova Energy International Inc.

We will consummate a 1 for 2.333 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”) effective immediately prior to the consummation of this offering.

Additionally, in connection with the offering, our Series A common stock will be redesignated as our common stock and all 23,870 shares of our Series B common stock (giving effect to the Reverse Stock Split) will convert into 23,870 shares of our common stock (the “Common Stock Conversion”).

Furthermore, we expect that, immediately prior to or contemporaneously with the completion of this offering:

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Energy Capital Partners, as the holder of a $15.0 million subordinated convertible note due December 31, 2019 (the “2019 subordinated convertible note”), will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,319,312 shares of Series A convertible preferred stock, and

•

a $15.0 million subordinated convertible note due September 30, 2021 (the “2021 subordinated convertible note” and, together with the 2019 subordinated convertible note, the “subordinated convertible notes”), which we issued in June 2019 (the “Subordinated Convertible Note Issuance”) to Energy Capital Partners and other investors, plus any accrued and unpaid interest as of the date of conversion, will automatically convert immediately prior to the offering into approximately 2,613,818 shares of Series C convertible preferred stock, which Series A convertible preferred stock and Series C convertible preferred stock will in turn, collectively, convert into shares of common stock in the Preferred Stock Conversions (as defined below) (collectively, the “Subordinated Convertible Note Conversion”). For more information on the subordinated convertible notes, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes.”

Furthermore, immediately prior to or contemporaneously with the completion of this offering, approximately 108,138,971 shares of our Series A convertible preferred stock and approximately 32,958,645 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock (giving effect to the Subordinated Convertible Note Conversion), will convert into approximately 60,479,017 shares of our common stock pursuant to the terms of our existing amended and restated certificate of incorporation (the “Preferred Stock Conversion” and, collectively with the Common Stock Conversion, the “Capital Stock Conversions”). We refer to these transactions, collectively with the Reverse Stock Split and the Merger, as the “Corporate Reorganization.” For more information on the Corporate Reorganization, please read “Corporate Reorganization.”

In addition, immediately following the completion of this offering, we intend to use a portion of the net proceeds to us from this offering to redeem our senior convertible notes due March 2021 (the “senior convertible notes”), of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019 (the “Senior Convertible Notes Redemption” and together with the Corporate Reorganization, the Subordinated Notes Issuance and the Subordinated Notes Conversion, the “Recapitalization Transactions”). We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.For more information on the senior convertible notes, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes.”

The following charts summarize our organizational structure and equity ownership immediately prior to and immediately following the consummation of this offering. These charts are provided for illustrative purposes only and do not represent all legal entities affiliated with, or obligations of, our company.

Prior to the Offering and the Recapitalization Transactions

Following the Offering and the Recapitalization Transactions

Emerging Growth Company

We are an emerging growth company within the meaning of the Jumpstart Our Business Startups Act, or “JOBS Act.” As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more, (ii) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, and (iv) the last day of the fiscal year following the fifth anniversary of this offering. We are irrevocably opting out of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards.

See “Risk Factors—Risks Related to This Offering and Our Common Stock—We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors,” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered to the public	14,000,000 shares (16,100,000 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Underwriters’ option	We have granted the underwriters a 30-day option to purchase up to 2,100,000 additional shares of our common stock.

Common stock to be outstanding immediately after this offering and the Recapitalization Transactions(1)	83,115,618 shares (85,215,618 shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Use of proceeds	We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $152.5 million (or approximately $176.2 million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds to us from this offering to redeem all of the senior convertible notes, of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The statements of intent in this prospectus with respect to the redemption of the senior convertible notes do not constitute a notice of redemption under the indenture governing the senior convertible notes.

We intend to use the remaining net proceeds to us from this offering, including upon exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, including working capital, capital expenditures and repayment of indebtedness. See the section titled “Use of Proceeds” for additional information.

Directed share program	The underwriters have reserved up to 700,000 shares of common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our directors, officers, employees and certain other persons associated with us. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they make will reduce the number of shares available to the general public. For additional information, see “Underwriting.”

NYSE trading symbol	“NOVA”

Risk Factors	Please read “Risk Factors” for a discussion of risks that you should consider before investing in our common stock.

(1)	Excludes the following:

•	4,314,982 shares of our common stock issuable upon the exercise of outstanding options to purchase shares of our common stock; and

•	5,229,318 shares of our common stock reserved for future issuance under our 2019 Long-Term Incentive Plan, which will become effective prior to the completion of this offering.

Except as otherwise indicated and except as set forth in our historical financial statements included in this prospectus and information derived therefrom, all information in this prospectus assumes:

•	the Merger will occur prior to the completion of this offering;

•	the 1 for 2.333 Reverse Stock Split will occur prior to the completion of this offering;

•	the Subordinated Convertible Note Conversion will occur immediately prior to or contemporaneously with the completion of this offering;

•	the Capital Stock Conversions will occur immediately prior to or contemporaneously with the completion of this offering;

•

the filing and effectiveness of our new amended and restated certificate of incorporation and the adoption and effectiveness of our new amended and restated bylaws, each of which will occur immediately prior to or contemporaneously with the completion of this offering;

•	the Senior Convertible Notes Redemption will occur in full immediately following the completion of this offering;

•	there will be no exercise of outstanding stock options subsequent to the date hereof; and

•	there will be no exercise by the underwriters of their option to purchase up to 2,100,000 additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

Sunnova Energy International Inc. was incorporated on April 1, 2019 and does not have any historical financial results. The following table shows summary historical financial data of our accounting predecessor, Sunnova Energy Corporation.

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Corporate Reorganization” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$26,715	$19,784	$104,382	$76,856
Operating expenses:
Cost of revenue—depreciation	9,653	7,845	34,710	25,896
Cost of revenue—other	652	412	2,007	1,444
Operations and maintenance	2,254	2,340	14,035	4,994
General and administrative	18,681	16,356	67,430	54,863
Other operating expense (income)	(18)	(16)	(70)	14

Total operating expenses, net	31,222	26,937	118,112	87,211

Operating loss	(4,507)	(7,153)	(13,730)	(10,355)

Interest expense, net	29,167	3,790	45,132	56,650
Interest expense, net—affiliates	1,822	2,493	9,548	23,177
Other income	—	—	(1)	—

Loss before income tax	(35,496)	(13,436)	(68,409)	(90,182)

Income tax	—	—	—	—

Net loss	(35,496)	(13,436)	(68,409)	(90,182)
Net income attributable to redeemable noncontrolling interests	3,018	774	5,837	903

Net loss attributable to stockholders	$(38,514)	$(14,210)	$(74,246)	$(91,085)

Net loss per share attributable to stockholders—basic and diluted(1)	$(2.52)	$(2.07)	$(6.74)	$(6.02)
Weighted average shares used to compute net loss per share attributable to stockholders—basic and diluted	20,146,724	20,144,224	20,144,275	20,140,638

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands)
Cash Flow Data:
Net cash used in operating activities	$(24,430)	$(19,220)	$(11,570)	$(48,967)
Net cash used in investing activities	$(92,680)	$(84,310)	$(348,849)	$(289,133)
Net cash provided by financing activities	$109,351	$145,791	$365,687	$369,893

Other Financial Data:(2)
Adjusted EBITDA	$8,068	$4,620	$41,119	$23,404
Interest income from customer notes receivable	$2,328	$1,133	$6,147	$3,003
Principal proceeds from customer notes receivable, net of related Easy Own revenue	$3,429	$1,349	$6,812	$2,360
Adjusted Operating Cash Flows	$(18,046)	$(15,164)	$8,416	$(44,543)
Adjusted Operating Expense	$18,647	$15,164	$63,264	$53,452
Adjusted Operating Expense per weighted average customer	$301	$317	$1,185	$1,378

(1)

See Note 15, Basic and Diluted Net Loss per Share, to our accounting predecessor’s consolidated annual financial statements and Note 13, Basic and Diluted Net Loss per Share, to our accounting predecessor’s unaudited condensed consolidated financial statements.

(2)

Adjusted EBITDA, Adjusted Operating Cash Flows, Adjusted Operating Expense and Adjusted Operating Expense per weighted average customer are not financial measures calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). See “—Non-GAAP Reconciliation” for information regarding our use of these non-GAAP financial measures and reconciliations of each such measure to its most directly comparable GAAP equivalent.

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$85,954	$89,533	$81,277
Property and equipment, net	$1,399,299	$1,328,457	$1,113,073
Total assets	$1,769,463	$1,665,085	$1,328,788
Long-term debt, net (including current portion)	$1,067,882	$959,895	$831,325
Total liabilities	$1,202,132	$1,078,286	$919,014
Total stockholders’ equity	$473,315	$501,119	$371,184

Non-GAAP Reconciliation:

Adjusted EBITDA. We define Adjusted EBITDA as net income/net loss plus net interest expense, depreciation and amortization expense, income tax expense, financing deal costs, disaster losses and related charges, net, legal settlements, and excluding the effect of certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, costs of the initial public offering and other non-cash items such as asset retirement obligations (“AROs”) accretion expense and non-cash compensation expense.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(35,496)	$(13,436)	$(68,409)	$(90,182)
Interest expense, net	29,167	3,790	45,132	56,650
Interest expense, net—affiliates	1,822	2,493	9,548	23,177
Depreciation expense	11,012	8,964	39,290	29,482
Amortization expense	5	33	133	133

EBITDA	6,510	1,844	25,694	19,260
Non-cash compensation expense	387	726	3,410	1,495
Asset retirement obligation accretion expense	313	211	1,183	704
Financing deal costs	119	1,523	1,902	336
Disaster losses and related charges, net	—	316	8,217	1,034
Initial public offering costs	739	—	563	—
Legal settlements	—	—	150	575

Adjusted EBITDA	$8,068	$4,620	$41,119	$23,404

Adjusted Operating Cash Flow. We define Adjusted Operating Cash Flow as net cash used in operating activities plus principal proceeds from customer notes receivable and distributions to redeemable noncontrolling interests less payments to dealers for exclusivity and other bonus arrangements and inventory purchases.

Adjusted Operating Cash Flow is a non-GAAP financial measure we use as a liquidity measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of liquidity. The GAAP measure most directly comparable to Adjusted Operating Cash Flow is net cash used in operating activities. We believe Adjusted Operating Cash Flow is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of our ability to internally fund origination activities, service or incur additional debt and service our contractual obligations. We believe investors and analysts will use Adjusted Operating Cash Flow to evaluate our liquidity and ability to service our contractual obligations. However, Adjusted Operating Cash Flow has limitations as an analytical tool because it does not account for all future expenditures and financial obligations of the business or reflect unforeseen circumstances that may impact our future cash flows, all of which could have a material effect on our financial condition and results from operations. In addition, our calculations of Adjusted Operating Cash Flow are not necessarily comparable to liquidity measures presented by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net cash used in operating activities.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands)
Reconciliation of Net Cash Used in Operating Activities to Adjusted Operating Cash Flows:
Net cash used in operating activities	$(24,430)	$(19,220)	$(11,570)	$(48,967)
Principal proceeds from customer notes receivable	3,757	1,526	7,715	2,816
Distributions to redeemable noncontrolling interests	(3,652)	(339)	(2,017)	(294)
Payments to dealers for exclusivity and other bonus arrangements	2,000	—	—	—
Inventory purchases	4,279	2,869	14,288	1,902

Adjusted Operating Cash Flows	$(18,046)	$(15,164)	$8,416	$(44,543)

Adjusted Operating Expense. We define Adjusted Operating Expense as total operating expense less depreciation and amortization expense, non-cash compensation expense, asset retirement obligation accretion expense, financing deal costs, disaster losses and related charges, net, initial public offering costs and legal settlements.

Adjusted Operating Expense is a non-GAAP financial measure we use as a performance measure. We believe investors and securities analysts will also use Adjusted Operating Expense in evaluating our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted Operating Expense is total operating expenses. We believe Adjusted Operating Expense is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of the efficiency of our operations between reporting periods. Adjusted Operating Expense should not be considered an alternative to but viewed in conjunction with GAAP total operating expenses, as we believe it provides a more complete understanding of our performance than GAAP measures alone. Adjusted Operating Expense has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP, including total operating expenses.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Operating Expense to Adjusted Operating Expense:
Operating expense	$31,222	$26,937	$118,112	$87,211
Depreciation expense	(11,012)	(8,964)	(39,290)	(29,482)
Amortization expense	(5)	(33)	(133)	(133)
Non-cash compensation expense	(387)	(726)	(3,410)	(1,495)
Asset retirement obligation accretion expense	(313)	(211)	(1,183)	(704)
Financing deal costs	(119)	(1,523)	(1,902)	(336)
Disaster losses and related charges, net	(—)	(316)	(8,217)	(1,034)
Initial public offering costs	(739)	(—)	(563)	(—)
Legal settlements	(—)	(—)	(150)	(575)

Adjusted Operating Expense	$18,647	$15,164	$63,264	$53,452

Adjusted Operating Expense per weighted average customer	$301	$317	$1,185	$1,378

Operational Metrics

We regularly review a number of metrics, including the following key operational metrics, to evaluate and manage the ongoing operations of the business, measure our performance against peers and competitors, identify key competitive trends affecting our industry, and inform strategic decisions on future growth strategy. For additional information about our key operational metrics, including their definitions, calculation and limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operational Metrics.”

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited, in millions except per customer data)
Estimated total gross customer value	$1,771	$1,675	$1,276
Estimated gross customer value per customer	$27,846	$27,778	$27,921

	Three Months Ended March 31, 2019	Year Ended December 31,
		2018	2017
	(Unaudited, in millions except per customer data)
Estimated net system value	$25	$124	$106
Estimated net system value per new customer	$7,639	$8,509	$8,308

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
Weighted average number of customers	62,000	47,800	53,400	38,800

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially and adversely affect our business, financial condition, cash flows and results of operations. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment in us. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

Historically, we have incurred operating losses, and we may be unable to achieve or sustain profitability in the future.

We incurred operating losses of $4.5 million, $10.4 million and $13.7 million and net losses of $35.5 million, $90.2 million and $68.4 million for the three months ended March 31, 2019 and for the years ended December 31, 2017 and 2018, respectively. These historical operating losses were due to a number of factors, including increased expenses to fund our growth and related financing needs. We expect to incur significant expenses as we finance the expansion of our operations and implement additional internal systems and infrastructure to support our growth. In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. We do not know whether our revenue will grow rapidly enough to absorb these costs. Our ability to achieve profitability depends on a number of factors, including:

•	growing our customer base and originating new solar service agreements on economic terms;

•	maintaining or lowering our cost of capital;

•	reducing operating costs by optimizing our operations and maintenance processes;

•	maximizing the benefits of our dealer network;

•	finding additional tax equity investors and other sources of institutional capital; and

•	the continued availability of various governmental incentives for the solar industry.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

Certain of our key operational metrics, including estimated gross customer value and estimated net system value, are based on various assumptions and estimates that we make over an extended period of time. Actual experience may vary materially from these estimates and assumptions and therefore undue reliance should not be placed on these metrics.

Our key operational metrics include a number of assumptions and estimates that we make over an extended period of time (up to 35 years) and that may not prove accurate. In calculating estimated gross customer value, we estimate projected monthly customer payments over the remaining life of our solar service agreements, which are typically 25 years in length with an opportunity for customers to renew for up to an additional 10 years, and from the future sale of related SRECs. These estimated future cash flows depend on various factors including but not limited to solar service agreement type, contracted rates, customer loss rates, expected sun hours and the projected production capacity of the solar equipment installed. Additionally, in calculating estimated gross customer value we also estimate cash distributions to redeemable noncontrolling interests and operating, maintenance and administrative expenses associated with the solar service agreements, including expenses related to accounting, reporting, audit, insurance, maintenance and repairs over the remaining life of our solar service agreements.

In calculating estimated renewal gross customer value, which is a component of estimated gross customer value, we use all of the estimates listed above and follow established industry convention in assuming that 100% of our solar leases and PPAs are renewed for an additional five years at 90% of the contractual price in effect at expiration of the initial term of the solar leases or PPA and for an additional five years at 90% of the contractual price in effect at expiration of the first renewal term. Because all of our customers have many years remaining on their solar service agreements and many factors will affect a customer’s decision whether to renew as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operational Metrics,” it is very uncertain what percentage of our customers will actually renew their solar service agreements as opposed to exercising a purchase option (in the case of the PPAs) or requesting removal of the system, whether such renewal would be for one or both five-year renewal periods, and what the rates of such renewals and purchases would be. We are therefore not projecting that all customers will renew or that they will renew at 90% of the contractual price at the expiration of the prior term. We are presenting this information solely for illustrative purposes and as a comparison to similar information published by our peers. To illustrate the way in which actual results may change, we present sensitivities around the rates paid by customers in the renewed contracts, although these sensitivities may not capture the actual rates paid upon renewal and we do not show sensitivities for fewer than 100% of customers renewing their agreements.

Furthermore, in calculating estimated gross customer value and estimated net system value, we discount our future net cash flows at 6% based on industry practice and the interest rate on certain recent securitizations. This discount rate might not be the most appropriate discount rate based on interest rates in effect from time to time and industry or company-specific risks associated with these cash flows, and the appropriate discount rate for these estimates may change in the future due to the level of inflation, rising interest rates, our cost of capital, customer default rates and consumer demand for solar energy systems, among other things. We also assume customer losses of 0% in calculating these metrics, even though we expect to have some minimal level of customer losses over the life of our contracts. To illustrate the way in which actual results may change, we present sensitivities around the discount rate and the rate of customer losses, although these sensitivities may not capture the most appropriate discount rate or the rate of customer losses that we will experience.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to these operational metrics or their components. The estimates discussed above are based on a combination of assumptions that may prove to be inaccurate over time. Such inaccuracies could be material, particularly given that the estimates relate to cash flows up to 35 years in the future.

Our growth strategy depends on the continued origination of solar service agreements by us and our dealers.

Our growth strategy depends on the continued origination of solar service agreements by us and our dealers. We may be unable to originate additional solar service agreements and related solar energy systems and energy storage systems in the numbers or at the pace we currently expect for a variety of reasons, including, among other things, the following:

•	demand for solar energy systems and energy storage systems failing to develop sufficiently or taking longer than expected to develop;

•

residential solar energy technology being available at economically attractive prices as a result of factors that are outside of our control, including utility prices not rising as quickly as anticipated;

•	issues related to identifying, engaging, contracting, compensating and maintaining relationships with dealers and the negotiation of dealer agreements;

•	issues related to financing, construction, permitting, the environment, governmental approvals and the negotiation of solar service agreements;

•	a reduction in government incentives or adverse changes in policy and laws for the development or use of solar energy, including net metering, SRECs and tax credits;

•	other government or regulatory actions that could impact our business model;

•	negative developments in public perception of the solar energy industry; and

•	competition from other solar companies and energy technologies, including the emergence of alternative renewable energy technologies.

If the challenges of originating solar service agreements and related solar energy systems and energy storage systems increase, our pool of available opportunities may be limited, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If sufficient additional demand for residential solar energy systems does not develop or takes longer to develop than we anticipate, our ability to originate solar service agreements may decrease.

The distributed residential solar energy market is at a relatively early stage of development in comparison to fossil fuel-based electricity generation. If additional demand for distributed residential solar energy systems fails to develop sufficiently or takes longer to develop than we anticipate, we may be unable to originate additional solar service agreements and related solar energy systems to grow our business. In addition, demand for solar energy systems in our targeted markets may not develop to the extent that we anticipate. As a result, we may be unsuccessful in broadening our customer base through origination of solar service agreements and related solar energy systems and energy storage systems within our current markets or in new markets we may enter.

Many factors may affect the demand for solar energy systems, including the following:

•	availability, substance and magnitude of solar support programs including government targets, subsidies, incentives, renewable portfolio standards and residential net metering rules;

•	the relative pricing of other conventional and non-renewable energy sources, such as natural gas, coal, oil and other fossil fuels, wind, utility-scale solar, nuclear, geothermal, and biomass;

•	performance, reliability and availability of energy generated by solar energy systems compared to conventional and other non-solar renewable energy sources;

•

availability and performance of energy storage technology, the ability to implement such technology for use in conjunction with solar energy systems and the cost competitiveness such technology provides to customers as compared to costs for those customers reliant on the conventional electrical grid; and

•	general economic conditions and the level of interest rates.

The residential solar energy industry is constantly evolving, which makes it difficult to evaluate our prospects. We cannot be certain if historical growth rates reflect future opportunities or whether growth anticipated by us will be realized. The failure of distributed residential solar energy to achieve, or its being significantly delayed in achieving, widespread adoption could have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our operations and growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods measured by our number of customers and we intend to continue our efforts to expand our business within existing and new markets. This growth has placed, and any future growth may place, a strain on our management, operational and financial infrastructure. Our growth requires our management to devote a significant amount of time and effort to maintain and expand our relationships with customers, dealers and other third parties, attract new customers and dealers, arrange financing for our growth and manage our expansion into additional markets.

In addition, our current and planned operations, personnel, information technology and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investments in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner.

If we cannot manage our operations and growth, we may be unable to meet our expectations regarding growth, opportunity and financial targets, take advantage of market opportunities, execute our business strategies, meet our tax equity financing commitments or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage our operations and growth could adversely impact our reputation, business, financial condition, cash flows and results of operations.

A material reduction in the retail price of electricity charged by electric utilities or other retail electricity providers would harm our business, financial condition and results of operations.

Decreases in the retail price of electricity from electric utilities or from other retail electric providers, including other renewable energy sources such as larger-scale solar energy systems, could make our offerings less economically attractive. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, whether generated by natural gas, nuclear power, coal, or renewable energy;

•	the construction of additional electric transmission and distribution lines;

•

a reduction in the price of natural gas or other natural resources as a result of increased supply due to new drilling techniques or other technological developments, a relaxation of associated regulatory standards, or broader economic or policy developments;

•	less demand for electricity due to energy conservation technologies and public initiatives to reduce electricity consumption or to recessionary economic conditions; and

•	development of competing energy technologies that provide less expensive energy.

A reduction in electric utilities’ rates or changes to peak hour pricing policies or rate design (such as the adoption of a fixed or flat rate) could also make our offerings less competitive with the price of electricity from the electrical grid. If the cost of energy available from electric utilities or other providers were to decrease relative to solar energy generated from residential systems or if similar events impacting the economics of our offerings were to occur, we may have difficulty attracting new customers or existing customers may default or seek to terminate, cancel or otherwise avoid the obligations under their solar service agreements. For example, large utilities in California have started transitioning customers to time-of-use rates and also have adopted a shift in the peak period for time-of-use rates to later in the day. Unless grandfathered under a different rate, residential customers with solar energy systems are required to take service under time-of-use rates with the later peak period. Moving utility customers to time-of-use rates or the shift in the timing of peak rates for utility-generated electricity to include times of day when solar energy generation is less efficient or non-operable could also make our offerings less competitive. Time-of-use rates could also result in higher costs for our customers whose electricity requirements are not fully met by our offerings during peak periods.

Additionally, the price of electricity from utilities may grow less quickly than the escalator feature in certain of our solar service agreements, which could also make our systems less competitive with the price of electricity from the electrical grid and result in a material adverse effect on our business, financial condition and results of operations.

Our growth is dependent on our dealer network, and our failure to retain or replace existing dealers or to grow our dealer network could adversely impact our business. In addition, one of our dealers currently accounts for approximately half of our recently added customers.

Our dealer network is an integral component of our business strategy and serves as the means by which we are able to originate solar service agreements and related solar energy systems and energy storage systems in existing and prospective markets. Poor performance by our dealers in originating solar service agreements could have a material adverse effect on our business, financial condition and results of operations. We have in the past had disputes and litigation with certain of our dealers over their performance.

As we grow, particularly in new jurisdictions, we will need to expand our dealer network. We are subject to significant competition for the recruitment and retention of dealers from our competitors, and we may not be able to recruit new or replacement dealers in the future. We compete for our dealers with other solar service providers primarily based on the amount and timing of payments for originating solar service agreements, financial ability and our suite of technology tools.

Most of our dealers are not restricted in their ability to work with our competitors and are not obligated to continue working with us. In the past, some of our dealers have chosen to work with competitors of ours or terminated their relationships with us, and dealers may reduce or terminate their work with us in the future. The departure of a significant number of our dealers for any reason, or the failure to replace departing dealers in the event of such departures, could reduce our potential origination opportunities and could have a material adverse effect on our business, financial condition and results of operations. As we develop and expand our Sunnova Protect services, dealers may view us as a competitor and choose to end their relationship with us.

Additionally, dependence on any one dealer or small group of dealers further concentrates our exposure to risks related to termination of the dealer arrangement, poor service provided by such dealer, the deterioration in financial condition of the dealer and other risks inherent in such a relationship. For the three months ended March 31, 2019 and the years ended December 31, 2018 and December 31, 2017, Trinity Solar, Inc. accounted for approximately 40%, 52% and 29% of our originations for such periods, respectively. Although we have recently entered into a four-year exclusivity agreement with Trinity Solar, pursuant to which Trinity Solar may only originate solar service agreements for us, there are various exceptions to this obligation. For a discussion of exclusivity arrangements with certain of our dealers, please see “Business—Our Relationships with Our Dealers.”

If we or our dealers fail to hire and retain a sufficient number of employees and service providers in key functions, our growth and our ability to timely complete customer projects and successfully manage customer accounts would be constrained.

To support our growth, we and our dealers need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, installers, electricians, and sales and project finance specialists.

Competition for qualified personnel in our industry has increased substantially, particularly for skilled personnel involved in the installation of solar energy systems. We and our dealers also compete with the homebuilding and construction industries for skilled labor. These industries are cyclical and when participants in these industries seek to hire additional workers, it puts upward pressure on our and our dealers’ labor costs. Companies with whom our dealers compete to hire installers may offer compensation or incentive plans that certain installers may view as more favorable. As a result, our dealers may be unable to attract or retain qualified and skilled installation personnel. The further unionization of our industry’s labor force or the homebuilding and construction industries’ labor forces could also increase our dealers’ labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase our dealers’ costs. Further, we need to continue to increase the training of our customer service team to provide high-end account management and service to homeowners before, during and following the point of installation of our solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards that we have established. If we are unable to hire, develop and retain talented customer service or other personnel, we may not be able to grow our business.

We need to obtain substantial additional financing arrangements to provide working capital and growth capital, and if financing is not available to us on acceptable terms when needed, our ability to continue to grow our business would be materially adversely impacted.

Distributed residential solar power is a capital-intensive business that relies heavily on the availability of debt and equity financing sources to fund solar energy system purchase, design, engineering and other capital expenditures. From our inception to June 30, 2019, we have raised over $4.0 billion in indebtedness, tax equity and preferred equity.

Our future success depends on our ability to raise capital from third-party investors and commercial sources, such as banks and other lenders, on competitive terms to help finance the deployment of our solar energy systems. We seek to minimize our cost of capital in order to improve profitability and maintain the price competitiveness of the electricity produced by, the payments for and the cost of our solar energy systems. We rely on access to capital, including through tax equity financing and indebtedness in the form of debt facilities and asset-backed securities, to cover the costs related to bringing our solar energy and energy storage systems in service, although our customers ultimately bear responsibility for those costs pursuant to our solar service agreements.

To meet the capital needs of our growing business, we will need to obtain additional debt or equity financing from current and new investors. If any of our current debt or equity investors decide not to invest in us in the future for any reason, or decide to invest at levels that are inadequate to support our anticipated needs or materially change the terms under which they are willing to provide future financing, we will need to identify new investors and financial institutions to provide financing and negotiate new financing terms. In addition, our ability to obtain additional financing through the asset-backed securities market or other secured debt markets is subject to our having sufficient assets eligible for securitization as well as our ability to obtain appropriate credit ratings. If we are unable to raise additional capital in a timely manner, our ability to meet our capital needs and fund future growth may be limited.

Delays in obtaining financing could cause delays in expansion in existing markets or entering into new markets and hiring additional personnel. Any future delays in capital raising could similarly cause us to delay deployment of a substantial number of solar energy systems for which we have signed solar service agreements with customers. Our future ability to obtain additional financing depends on banks’ and other financing sources’ continued confidence in our business model and the renewable energy industry as a whole. It could also be impacted by the liquidity needs of such financing sources themselves. We face intense competition from a variety of other companies, technologies and financing structures for such limited investment capital. If we are unable to continue to offer a competitive investment profile, we may lose access to these funds or they may only be available to us on terms that are less favorable than those received by our competitors. For example, if we experience higher customer default rates than we currently experience, it could be more difficult or costly to attract future financing. Any inability to secure financing could lead us to cancel planned installations, impair our ability to accept new customers or increase our borrowing costs, any of which would have a material adverse effect on our business, financial condition and results of operations.

Our ability to provide our solar service offerings to homeowners on an economically viable basis depends in part on our ability to finance these systems with tax equity investors that depend on particular tax and other benefits.

Historically, there have been a limited number of investors that generate sufficient profits and possess the requisite financial sophistication to benefit from the tax benefits that our tax equity vehicles provide and a lack of depth in this market may limit our ability to complete such tax equity financing. Potential investors seeking tax-advantaged financing must remain satisfied that the structures we offer qualify for the tax benefits associated with solar energy systems available to these investors, which depends both on the investors’ assessment of tax law and the absence of any unfavorable interpretations of that law. Changes in existing law and interpretations by the Internal Revenue Service (the “IRS”) and the courts could reduce the willingness of tax equity investors to invest in tax equity vehicles associated with these solar energy system investments or cause these investors to require a larger allocation of customer payments. We are not certain that this type of financing will continue to be available to us, as the legal and regulatory landscape may shift in a manner that reduces or eliminates the attractiveness of such financing opportunities. For example, a step down of Section 48(a) ITC credits is scheduled to occur from 2020 to 2023. Additionally, we may be unable to identify investors that are interested in engaging in this type of financing with us. As of June 30, 2019, we had raised four tax equity vehicles to which investors such as banks and other large financial investors have committed to invest approximately $249.5 million. The undrawn committed capital for these tax equity vehicles as of June 30, 2019 is approximately $43.0 million. We plan to continue to form new tax equity vehicles as long as existing tax law and regulations make such financing attractive. See “Risks Related to Regulations—Our business currently depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or our ability to monetize them could adversely impact our business.”

The contractual terms in certain of our tax equity vehicle documents impose conditions on our ability to draw on financing commitments from the tax equity investors, including if an event occurs that could reasonably be expected to have a material adverse effect on the tax equity vehicle or on us. The terms and conditions of our tax equity vehicles can vary and may require us to alter our products, services or product mix. If we do not satisfy such conditions due to events related to our business or a specific tax equity vehicle or developments in our industry or otherwise, and as a result we are unable to draw on existing commitments, it could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition to our inability to draw on the investors’ commitments, we may incur financial penalties for non-performance, including delays in the installation process and interconnection to the power grid of solar energy systems and other factors. Based on the terms of the tax equity vehicle agreements, we will either reimburse a portion of the tax equity investor’s capital or pay the tax equity investor a non-performance fee.

Under the terms of certain of our tax equity vehicles, we may be required to make payments to the tax equity investors if certain tax benefits that are allocated to such tax equity investors are not realized as expected. Our financial condition may be adversely impacted if a tax equity vehicle is required to make any tax-related payments.

Our tax equity vehicles require that, prior to a date which is at least five years after the last project was placed in service, the tax equity investor receives substantially all of the non-cash value attributable to the systems; however, we receive a majority of the cash distributions. In the event the tax equity investor has tax liability as a result of its investment and the cash distributions payable to the tax equity investor are not sufficient to pay such tax liability, the amount of distributions payable to us will be reduced. The amounts of potential tax liability (and the potential for a reduced distribution to us) depend on the tax benefits that accrue to such investors from the tax equity vehicles’ activities and may be impacted by changes in tax law.

Additionally, we may have payment obligations to our tax equity investors under indemnity obligations contained in those financings. See “Risks Related to Taxation—If the IRS makes a determination that the fair market value of our solar energy systems is materially lower than what we have reported in our tax equity vehicles’ tax returns, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such determinations could have a material adverse effect on our business and financial condition” and “Risks Related to Taxation—If our solar energy systems either cease to be qualifying property or undergo certain changes in ownership within five years of the applicable placed in service date, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such recapture could have a material adverse effect on our business and financial condition.”

Due to uncertainties associated with estimating the timing and amounts of cash distributions and allocations of tax benefits to such investors, we cannot determine the potential impact on our cash flows under current or future arrangements. Any significant reductions in the cash we expect to receive from these structures could adversely affect our financial condition.

We enter into securitization structures and warehouse financings that may limit our ability to access the cash of our subsidiaries and that include acceleration events that, if triggered, could adversely impact our financial condition.

Since April 2017, we have pooled and transferred eligible solar energy systems and the related asset receivables into four special purpose entities, which sold solar asset-backed and solar loan-backed notes to institutional investors, the net proceeds of which were distributed to us. We intend to monetize additional solar energy systems in the future through contributions to new special purposes entities for cash. There is a risk that the institutional investors that have purchased the notes issued by these special purpose entities will be unwilling to make further investments in our solar energy systems at attractive prices. Although the creditors of these special purpose entities have no recourse to our other assets except as expressly set forth in the terms of the notes, the special purpose entities are typically required to maintain a liquidity reserve account, a reserve account for inverter replacements as well as, in certain cases, reserve accounts to finance purchase option/withdrawal right exercises or storage system replacement for the benefit of the lenders under the applicable series of notes, each of which are funded from initial deposits or cash flows to the levels specified therein.

The securitization structures and warehouse financings include certain other features designed to protect investors. The primary feature relates to the availability and adequacy of cash flows in the pool of assets to meet contractual requirements, the insufficiency of which triggers an early repayment of the indebtedness. We refer to this as “early amortization”, which may be based on, among other things, a debt service coverage ratio falling or remaining below certain levels. In the event of an early amortization, the notes issuer would be required to repay the affected indebtedness using available collections received from the asset pool. An early amortization event would impair our liquidity and may require us to utilize other available contingent liquidity or rely on alternative funding sources, which may not be available at the time. Certain of the securitizations and warehouse financings also contain a “cash trap” feature, which requires excess cash flow to be held in an account based on, among other things, a debt service coverage ratio falling or remaining below certain levels. If the cash trap conditions are not cured within a specified period, then the cash in the cash trap account must be applied to repay the indebtedness. If the cash trap conditions are timely cured, the cash is either released back to the borrower or used to repay the indebtedness at the borrower’s option. The indentures of our securitizations also typically contain customary events of default for solar securitizations that may entitle the noteholders to take various actions, including the acceleration of amounts due and foreclosure on the issuer’s assets. Any significant payments that we may be required to make as a result of these arrangements could adversely affect our financial condition. See “Management’s Discussion And Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Financing Arrangements.”

Servicing our existing debt requires a significant amount of cash. We may not have sufficient cash flow from our business to timely pay our interest and principal obligations and may be forced to take other actions to satisfy our payment obligations.

As of March 31, 2019, our total indebtedness, including through debt facilities and asset-backed securities issued by our subsidiaries and special purpose vehicles, after giving effect to the offering and the Recapitalization Transactions, was approximately $1.0 billion and the unused borrowing capacity under our credit facilities was approximately $257.3 million. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations sufficient to service our debt and make necessary capital expenditures to operate our business. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as slowing or ceasing the origination of new solar service agreements, selling assets, restructuring debt or obtaining additional debt and equity capital on terms that may be onerous or highly dilutive. Our ability to timely repay or otherwise refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Furthermore, we and our subsidiaries expect to incur additional debt in the future, subject to the restrictions contained in our debt instruments. Increases in our existing debt obligations would further heighten the debt related risk discussed above. In addition, we may not be able to enter into new debt instruments on acceptable terms or at all. If we were unable to satisfy financial covenants and other terms under existing or new instruments, or obtain waivers or forbearance from our lenders, or if we were unable to obtain refinancing or new financings for our working capital, equipment and other needs on acceptable terms if and when needed, our business would be adversely affected.

We are exposed to the credit risk of our customers.

Our customers purchase solar energy or lease solar energy systems from us pursuant to one of two types of long-term contracts: a power purchase agreement or a solar lease. The power purchase agreement and solar lease terms are typically for 25 years. In addition, under our loan agreements the customer finances the purchase of a solar energy system, and we agree to operate and maintain the solar energy system throughout the 25-year term of the agreement. Our solar service agreements require the customer to make monthly payments to us throughout the term of the contract, unless prepaid. Because we have long-term, contractual relationships with our customers, we are subject to the credit risk of our customers and screen our customers based upon their credit rating in an attempt to mitigate the risk of customer default. As of March 31, 2019, the average FICO score of our customers was 737 at the time of signing the solar service agreement. The accuracy of independent third-party information provided to the credit reporting agency cannot be verified. A FICO score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score may be less likely to default in payment than a borrower with a lower score.

As of March 31, 2019, approximately 1.0% of our customers were in default under their solar service agreements. However, as we grow our business, the risk of customer defaults may increase as credit scores are dynamic and may deteriorate over a 25-year period. During an economic downturn, the risk of customer defaults may increase. In addition, our customers may assign their solar service agreements to other customers who have lower credit scores or we may enter into new solar service agreements in the future with customers who have lower credit scores than our current customers. In addition, future developments, including competition from other renewables, could decrease the attractiveness of our current contracts. Although our solar service agreements grant us the ability to terminate the agreement with the customer and repossess the defaulting customers’ solar energy system in certain circumstances, enforcement of these rights under the solar service agreement may be difficult, expensive and time-consuming.

Restrictive covenants in certain of our debt agreements could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Our debt agreements impose operating and financial restrictions on us. These restrictions limit our ability and that of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	make investments or loans;

•	create liens;

•	consummate mergers and similar fundamental changes;

•	make restricted payments;

•	make investments in unrestricted subsidiaries;

•	enter into transactions with affiliates; and

•	use the proceeds of asset sales.

We may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under certain of our debt agreements. The restrictions contained in the covenants could:

•	limit our ability to plan for, or react to, market conditions, to meet capital needs or otherwise to restrict our activities or business plan; and

•	adversely affect our ability to finance our operations, enter into acquisitions or divestitures to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our debt agreements that, if not cured or waived, could result in acceleration of all indebtedness outstanding thereunder and cross-default rights under our other debt. In addition, in the event of an event of default under one of the credit facilities, the affected lenders could foreclose on the collateral securing such credit facility and require repayment of all borrowings outstanding thereunder. If the amounts outstanding under the credit facilities or any of our other indebtedness were to be accelerated, our assets may not be sufficient to repay in full the amounts owed to the lenders or to our other debt holders.

Rising interest rates may adversely impact our business.

Rising interest rates will increase our cost of capital. Our future success depends on our ability to raise capital from investors and obtain secured lending to help finance the deployment of our solar service agreements. As a result, rising interest rates may have an adverse impact on our ability to offer attractive pricing on our solar service agreements to our customers.

The majority of our cash flows to date have been from solar service agreements that have been monetized under various tax equity fund structures and secured lending arrangements. One of the components of this monetization is the present value of the payment streams from customers who enter into these long-term solar service agreements. If the rate of return required by capital providers, including debt providers, rises as a result of a rise in interest rates, it will reduce the present value of the customer payment stream and consequently reduce the total value derived from this type of monetization. Any measures that we could take to mitigate the impact of rising interest rates on our ability to secure third-party financing could ultimately have an adverse impact on the value proposition that we offer our customers or our profitability.

Our business has benefited from the declining cost of solar energy system components, and our business may be harmed to the extent that declines in the cost of such components stabilize or that such costs increase in the future.

Our business has benefited from the declining cost of solar energy system components and to the extent such costs stabilize or decline at a slower rate, or, in fact, increase, our future growth rate may be negatively impacted. The declining cost of solar energy system components and the raw materials necessary to manufacture them has been a key driver in the price of solar energy systems we own, the prices charged for electricity and customer adoption of solar energy. Solar energy system component and raw material prices may not continue to decline at the same rate as they have over the past several years or at all. In addition, growth in the solar industry and the resulting increase in demand for solar energy system components and the raw materials necessary to manufacture them may also put upward pressure on prices. An increase of solar energy system components and raw materials prices could slow our growth and cause our business and results of operations to suffer. Further, the cost of solar energy system components and raw materials has increased and could increase in the future due to tariff penalties, duties, the loss of or changes in economic governmental incentives or other factors. See “—Risks Related to Regulations—Increases in the cost of imported solar energy systems due to tariffs imposed by the U.S. government could have a material adverse effect on our business, financial condition and results of operations.”

We do not directly control certain costs related to our business, which could put us at a disadvantage relative to companies who have a vertically integrated business model.

We do not have direct control over the costs our suppliers charge for the components of our solar energy systems and energy storage systems, or the costs to our dealers of installing and marketing such products. This may lead us to charge higher prices for our solar energy systems and energy storage systems than our competitors with a vertically integrated business model, causing us to be unable to maintain or increase market share.

We may be unsuccessful in introducing new service and product offerings, including our distributed energy storage services and energy storage management systems.

We intend to introduce new offerings of services and products to both new and existing customers in the future, including battery-based distributed energy storage services and energy storage management systems, home automation products and additional home technology solutions. We may be unsuccessful in significantly broadening our customer base through the addition of these services and products within our current markets or in new markets we may enter. Additionally, we may not be successful in generating substantial revenue from any additional services and products we may introduce in the future and may decline to initiate new product and service offerings.

We face competition from centralized electric utilities, retail electric providers, independent power producers and renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large centralized electric utilities. We believe that our primary competitors are the centralized electric utilities that supply electricity to our potential customers. We compete with these centralized electric utilities primarily based on price (cents per kWh), predictability of future prices (by providing pre-determined annual price escalations), and the ease by which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business may not grow.

Centralized electric utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or services or respond more quickly to evolving industry standards and changes in market conditions than we can. Centralized electric utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by our solar energy systems. Centralized electric utilities could also offer customers the option of purchasing electricity obtained from renewable energy resources, including solar, which would compete with our offerings.

We also compete with retail electric providers and independent power producers that are not regulated like centralized electric utilities but that have access to the centralized utilities’ electricity transmission and distribution infrastructure pursuant to state, territorial and local pro-competition and consumer choice policies. These retail electric providers and independent power producers are able to offer customers electricity supply-only solutions that are competitive with our solar energy system options on both price and usage of renewable energy technology while avoiding the long-term agreements and physical installations that our current business model requires. This may limit our ability to acquire new customers, particularly those who wish to avoid long-term agreements or have an aesthetic or other objection to putting solar panels on their roofs.

We also compete with solar companies with vertically integrated business models, including sales, financing, engineering, manufacturing, installation, maintenance and monitoring services. If the integrated approach of our competitors is successful, it may limit our ability to originate solar energy systems. Many of our vertically integrated competitors are larger than we are. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or services or respond more quickly to evolving industry standards and changes in market conditions than we can. Solar companies with vertically integrated business models could also offer other value-added products or services that could help them to compete with us.

In addition, we compete with other solar companies who sell or finance products directly to consumers, inclusive of programs like Property-Assessed Clean Energy financing programs established by local governments. For example, we face competition from solar installation businesses that seek financing from external parties or utilize competitive loan products or state and local programs.

We also compete with solar companies with business models that are similar to our own, some of which are marketed to potential customers by our dealers. Some of these competitors specialize in the distributed residential solar energy market, and some may provide energy at lower costs than we do. Some of our competitors offer or may offer similar services and products as we do, such as solar leases, power purchase agreements and direct outright sales of and consumer loan products for solar energy systems. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets.

We also compete with solar companies that offer community solar products and utility companies that provide renewable power purchase programs. Some customers might choose to subscribe to a community solar project or renewable subscriber programs instead of installing a solar energy system on their home, which could affect our sales. Additionally, some utility companies (and some utility-like entities, such as community choice aggregators in California) have generation portfolios that are increasingly renewable in nature. In California, for example, due to recent legislation, utility companies and community choice aggregators in that state are required to have generation portfolios comprised of 60% renewable energy by 2030, and state regulators are planning for utility companies and community choice aggregators to sell 100% greenhouse gas free electricity to retail customers by 2045. As utility companies offer increasingly renewable portfolios to retail customers, those customers might be less inclined to install a solar energy system at their home, which could adversely affect our growth.

We have historically provided our services only to residential customers and do not currently intend to expand to commercial, industrial or governmental customers. We compete with companies who sell solar energy systems and services in the commercial, industrial and government markets, in addition to the residential market, in the United States and foreign markets. There is intense competition in the residential solar energy sector in the markets in which we operate. As new entrants continue to enter into these markets, we may be unable to grow or maintain our operations and we may be unable to compete with companies that earn revenue in both the residential market and non-residential markets. Further, because we provide our services exclusively to residential customers, we have a less diverse market presence and are more exposed to potential adverse changes in the residential market than our competitors that sell solar energy systems and services in the commercial, industrial, government and utility markets.

As the solar industry grows and evolves, we will also face new competitors and technologies who are not currently in the market. Our industry is characterized by low technological barriers to entry and well-capitalized companies, including utilities and integrated energy companies, could choose to enter the market and compete with us. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business, financial condition and results of operations.

Developments in technology or improvements in distributed solar energy generation and related technologies or components may materially adversely affect demand for our offerings.

Significant developments in technology, such as advances in distributed solar power generation, energy storage solutions such as batteries, energy storage management systems, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of distributed or centralized power production may materially and adversely affect demand for our offerings and otherwise affect our business. Future technological advancements may result in reduced prices to consumers or more efficient solar energy systems than those available today, either of which may result in current customer dissatisfaction. We may not be able to adopt these new technologies as quickly as our competitors or on a cost-effective basis.

Due to the length of our solar service agreements, the solar energy system deployed on a customer’s residence may be outdated prior to the expiration of the term of the related solar service agreement, reducing the likelihood of renewal of our solar service agreement at the end of the applicable term and possibly increasing the occurrence of customers seeking to terminate or cancel their solar service agreements or defaults. If current customers become dissatisfied with the price they pay for their solar energy system under our solar service agreements relative to prices that may be available in the future or if customers become dissatisfied by the output generated by their solar energy systems relative to future system production capabilities, or both, this may lead to customers seeking to terminate or cancel their solar service agreements or higher rates of customer default and have an adverse effect on our business, financial condition and results of operations. Additionally, recent technological advancements may impact our business in ways we do not currently anticipate. Any failure by us to adopt or have access to new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence or the loss of competitiveness of and decreased consumer interest in our solar energy services, which could have a material adverse effect on our business, financial condition and results of operations.

The value of our solar energy systems at the end of the associated term of the lease or power purchase agreement may be lower than projected, which may adversely affect our financial performance and valuation.

We depreciate the costs of our solar energy systems over their estimated useful life of 35 years. At the end of the initial term (typically 25 years) of the solar lease or power purchase agreement, customers may choose to purchase their solar energy systems, ask us to remove the system at our cost or renew their solar lease or power purchase agreement. Homeowners may choose to not renew or purchase for any reason, such as pricing, decreased energy consumption, relocation of residence, switching to a competitor product or technological obsolescence of the system. We are also contractually obligated to remove, store and reinstall the solar energy systems, typically for a nominal fee, if customers need to replace or repair their roofs. Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the removal, disposal or recycling of our solar energy systems. If the residual value of the systems is less than we expect at the end of the customer contract, after giving effect to any associated removal and redeployment costs, we may be required to accelerate the recognition of all or some of the remaining unamortized costs. This could materially impair our future results of operations.

We and our dealers depend on a limited number of suppliers of solar energy system components and technologies to adequately meet demand for our solar energy systems. Due to the limited number of suppliers in our industry, the acquisition of any of these suppliers by a competitor or any shortage, delay, price change, imposition of tariffs or duties or other limitation in our or our dealers’ ability to obtain components or technologies we use could result in sales and installation delays, cancellations and loss of customers.

We rely on our dealers to install solar energy systems and energy storage systems, each of whom has direct supplier arrangements. Our dealers purchase solar panels, inverters, energy storage systems and other system components and instruments from a limited number of suppliers, approved by us, making us susceptible to quality issues, shortages and price changes. For the three months ended March 31, 2019, Hanwha Q-Cells supplied approximately 72% of our solar photovoltaic panels installed and no other supplier represented more than 10% of our solar photovoltaic panels installed. In 2018, the solar photovoltaic panel suppliers representing over 10% of our solar photovoltaic panels installed were Hanwha Q-Cells and Trina Solar Limited, who represented 52% and 22% of our solar photovoltaic panels installed, respectively. For the three months ended March 31, 2019 and for the year ended December 31, 2018, Enphase Energy, Inc. and SolarEdge accounted for more than 80% of our inverter purchases, and LG Chem Ltd. and Tesla, Inc. accounted for substantially all our battery purchases. If one or more of the suppliers that we and our dealers rely upon to meet anticipated demand ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, is unable to increase production as industry demand increases or is otherwise unable to allocate sufficient production to us and our dealers, it may be difficult to quickly identify alternative suppliers or to qualify alternative products on commercially reasonable terms and our ability and the ability of our dealers to satisfy this demand may be adversely affected. There are a limited number of suppliers of solar energy system components, instruments and technologies. While we believe there are other sources of supply for these products available, a dealer’s need to transition to a new supplier may result in additional costs and delays in originating solar service agreements and deploying our related solar energy systems or energy storage systems, which in turn may result in additional costs and delays in our acquisition of such solar service agreements and related solar energy systems or energy storage systems. These issues could have a material adverse effect on our business, financial condition and results of operations.

There have also been periods of industry-wide shortages of key components and instruments, including batteries and converters, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead-time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The solar industry is currently experiencing rapid growth and, as a result, shortages of key components or instruments, including solar panels, may be more likely to occur, which in turn may result in price increases for such components. Even if industry-wide shortages do not occur, suppliers may decide to allocate key components or instruments with high demand or insufficient production capacity to more profitable customers, customers with long-term supply agreements or customers other than us, our dealers or other third parties from whom we may originate solar energy systems and our ability to originate solar service agreements and related solar energy systems may be reduced as a result.

Increases in the cost of our solar energy systems due to tariffs imposed by the U.S. government could have a material adverse effect on our business, financial condition and results of operations.

China is a major producer of solar cells and other solar products. Certain solar cells, modules, laminates and panels from China are subject to various U.S. antidumping and countervailing duty rates, depending on the exporter supplying the product, imposed by the United States government as a result of determinations that the United States was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. While historically our dealers have purchased a number of these products from manufacturers in China, currently such purchases are immaterial and sourced from manufacturers in other jurisdictions. If these alternative sources are no longer available on competitive terms in the future, we and our dealers may seek to purchase these products from manufacturers in China. In addition, tariffs on solar cells, modules and inverters in China may put upwards pressure on prices of these products in other jurisdictions from which our dealers currently purchase equipment, which could reduce our ability to offer competitive pricing to potential customers.

The antidumping and countervailing duties discussed above are subject to annual review and may be increased or decreased. Furthermore, under Section 301 of the Trade Act of 1974, the United States Trade Representative imposed tariffs on $200 billion worth of imports from China, including inverters and certain AC modules and non-lithium-ion batteries, effective September 24, 2018. The tariffs are currently set at 10% but may be raised by the United States Trade Representative in the future. Since these tariffs impact the purchase price of the solar products, these tariffs raise the cost associated with purchasing these solar products from China and reduce the competitive pressure on providers of solar cells not subject to these tariffs.

In addition, on January 22, 2018, the President of the United States announced, effective February 7, 2018, the imposition of a global 30% ad valorem tariff, with certain qualifications and exceptions, on certain imported solar cells and modules, which steps down by five percentage points each year over the next three years and then phases out in 2022. Since such actions increase the cost of imported solar products, to the extent we or our dealers use imported solar products or domestic producers are able to raise their prices for their solar products, the overall cost of the solar energy systems will increase, which could reduce our ability to offer competitive pricing in certain markets.

We cannot predict what additional actions the United States may adopt with respect to tariffs or other trade regulations or what actions may be taken by other countries in retaliation for such measures. If additional measures are imposed or other negotiated outcomes occur, our ability or the ability of our dealers to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

Warranties provided by the manufacturers of equipment for our assets and maintenance obligations of our dealers may be limited by the ability of a supplier and/or dealer to satisfy its warranty or performance obligations or by the expiration of applicable time or liability limits, which could reduce or void the warranty protections, or may be limited in scope or magnitude of liabilities, and thus the warranties and maintenance obligations may be inadequate to protect us.

We agree to maintain the solar energy systems and energy storage systems installed on our customers’ homes during the length of the term of our solar service agreements, which is typically 25 years. We are exposed to any liabilities arising from the systems’ failure to operate properly and are generally under an obligation to ensure that each system remains in good condition during the term of the agreement. We are the beneficiary of the panel manufacturers’ warranty coverage, typically of 10 years for material and workmanship and 25 years for performance, the inverter manufacturers’ warranty coverage, typically from 10 to 25 years and the energy storage manufacturers’ warranty coverage, typically of 10 years. Furthermore, our dealers provide warranties as to their workmanship. In the event that such warranty providers or dealers file for bankruptcy, cease operations or otherwise become unable or unwilling to fulfill their warranty or maintenance obligations, we may not be adequately protected by such warranties or maintenance obligations. Even if such warranty or maintenance providers or dealers fulfill their obligations, the warranty or maintenance obligations may not be sufficient to protect us against all of our losses. In addition, our warranties are of limited duration, ranging from one year, in the case of certain system and transformer warranties, to 25 years, in the case of certain panel performance warranties, after the date each equipment item is delivered or commissioned, although the useful life of our solar energy systems is 35 years. These warranties are subject to liability and other limits. If we seek warranty protection and a warranty provider is unable or unwilling to perform its warranty obligations, or if a dealer is unable or unwilling to perform its maintenance obligations, whether as a result of its financial condition or otherwise, or if the term of the warranty or maintenance obligation has expired or a liability limit has been reached, there may be a reduction or loss of protection for the affected assets, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to accurately predict future liabilities related to material quality or performance expenses could result in unexpected volatility in our financial condition. Because of the long estimated useful life of our solar energy systems, we have been required to make assumptions and apply judgments regarding a number of factors, including our anticipated rate of warranty claims, and the durability, performance and reliability of our solar energy systems. We have made these assumptions based on the historic performance of similar systems or on accelerated life cycle testing. Our assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial expense to repair or replace defective solar energy systems in the future or to compensate customers for systems that do not meet their performance guarantees. Equipment defects, serial defects or operational deficiencies also would reduce our revenue from solar service agreements because the customer payments under such agreements are dependent on system production or would require us to make refunds under performance guarantees. Any widespread product failures or operating deficiencies may damage our market reputation and adversely impact our financial results. For further discussion of these potential charges and related proposals, see “Management’s Discussion And Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

Our operating results and our ability to grow may fluctuate from quarter to quarter and year to year, which could make our future performance difficult to predict and could cause our operating results for a particular period to fall below expectations.

Our quarterly and annual operating results and our ability to grow are difficult to predict and may fluctuate significantly in the future. We have experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:

•	expiration or initiation of any governmental rebates or incentives;

•	significant fluctuations in customer demand for our solar energy services, solar energy systems and energy storage systems;

•	our dealers’ ability to complete installations in a timely manner;

•	the availability and costs of suitable financing;

•	the amount, timing of sales and potential decreases in value of solar renewable energy certificates (“SRECs”);

•	our ability to continue to expand our operations and the amount and timing of expenditures related to this expansion;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in our pricing policies or terms or those of our competitors, including centralized electric utilities;

•	actual or anticipated developments in our competitors’ businesses, technology or the competitive landscape; and

•	natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of our future performance.

The solar energy systems we own or may originate have a limited operating history and may not perform as we expect.

We expect that many of the solar energy systems that we currently own or that we may originate in the future will not have commenced operations, have recently commenced operations or otherwise have a limited operating history. Of the solar energy systems we owned as of December 31, 2018, 23%, 21% and 24% were placed into service in 2016, 2017 and 2018, respectively. The ability of our solar energy systems to perform as we expect will also be subject to risks inherent in newly constructed renewable energy assets, including breakdowns and outages, latent defects, equipment that performs below our expectations, system failures and outages. As a result, our assumptions and estimates regarding the performance of these solar energy systems are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the solar energy systems and, in turn, our results of operations, financial condition and cash flows.

The cost of maintenance or repair of solar energy systems or energy storage systems throughout the term of the associated solar service agreement, or the removal of solar energy systems at the end of the term of the associated solar service agreement, may be higher than projected today and adversely affect our financial performance and valuation.

If we incur repair and maintenance costs on our solar energy systems or energy storage systems after the individual component warranties have expired, and if they then fail or malfunction, we will be liable for the expense of repairing these systems without a chance of recovery from our suppliers. In addition, we typically bear the cost of removing the solar energy systems at the end of the term of the solar lease or power purchase agreement if the customer does not renew his or her agreement or elect to purchase the system at the end of its term. Furthermore, it is difficult to predict how future environmental regulations may affect the costs associated with the repair, removal, disposal or recycling of our solar energy systems. This could materially impair our future operating results.

Problems with performance of our solar energy systems may cause us to incur expenses, may lower the value of our solar energy systems and may damage our market reputation and adversely affect our business.

Our long-term solar leases and loan agreements contain a performance guarantee in favor of the customer. Solar service agreements with performance guarantees require us to provide a bill credit (or in limited cases, refund money) to the customer if the solar energy system fails to generate the minimum amount of electricity, as specified in the solar service agreement, in a given term, beginning with the first three year period after execution of the solar service agreement and annually thereafter. We may also suffer financial losses associated with such credit and refunds if significant performance guarantee payments are triggered. For a description of our performance guarantee obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue.”

We and our dealers are subject to risks associated with installation and other contingencies.

Our dealers design and install solar energy systems and energy storage systems on our behalf. Because the solar service agreement is entered into between us and the customer, we may be liable to our customers for any damage our dealers cause to our customers’ homes, belongings or property during the installation of our solar energy systems and energy storage systems or otherwise.

For example, dealers may penetrate our customers’ roofs during the installation process, and we may incur liability for the failure to adequately weatherproof such penetrations following the completion of installation of solar energy systems. In addition, because our solar energy systems and energy storage systems are high-voltage energy systems, we may incur liability for a dealer’s failure to comply with electrical standards and manufacturer recommendations. Furthermore, prior to obtaining permission to operate our solar energy systems and energy storage systems, the systems must pass various inspections. Any delay in passing, or inability to pass, such inspections, would adversely affect our results of operations. Because our profit on a particular solar service agreement and related solar energy system and energy storage system, if applicable, is based in part on assumptions as to the ongoing cost of the related solar energy system and energy storage system, if applicable, cost overruns, delays or other execution issues may cause us to not achieve our expected results or cover our costs for that solar service agreement and related solar energy system and energy storage systems, if applicable.

Product liability claims against us or accidents could result in adverse publicity and potentially significant monetary damages.

It is possible that our solar energy systems or energy storage systems could injure our customers or other third parties, or that our systems could cause property damage as a result of product malfunctions, defects, improper installation, fire or other causes. Any product liability claim we face could be expensive to defend and may divert management’s attention. The successful assertion of product liability claims against us could result in potentially significant monetary damages, potential increases in insurance expenses, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of solar energy systems or energy storage systems. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions to the industry as a whole and may have an adverse effect on our ability to expand our portfolio of solar service agreements and related solar energy systems or energy storage systems, thus affecting our business, financial condition and results of operations.

Inflation could result in decreased value from future contractual payments and higher expenses for labor and equipment, which, in turn, could adversely impact our reputation, business, financial condition, cash flows and results of operations.

Any future increase in inflation may adversely affect our costs, including our dealers’ cost of labor and equipment, and may result in a decrease in value in our future contractual payments. Many of our solar service agreements, which generally have a term of 25 years, do not contain any pricing escalators. The pricing escalators we do have may not keep pace with inflation, which would result in the agreement yielding decreased value over time. These factors could adversely impact our reputation, business, financial condition, cash flows and results of operations.

We are not able to insure against all potential risks and we may become subject to higher insurance premiums.

We are exposed to numerous risks inherent in the operation of solar energy systems and energy storage systems, including equipment failure, manufacturing defects, natural disasters such as hurricanes, fires and earthquakes, terrorist attacks, sabotage, vandalism and environmental risks. Furthermore, components of our solar energy systems and energy storage systems, such as panels, inverters and batteries, could be damaged by severe weather, such as tsunamis, hurricanes, tornadoes, hailstorms or lightning. If our solar energy systems or energy storage systems are damaged in the event of a natural disaster beyond our control, losses could be outside the scope of insurance policies or exceed insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition. We may also incur significant additional costs in taking actions in preparation for, or in reaction to, such events.

Our insurance policies also cover legal and contractual liabilities arising out of bodily injury, personal injury or property damage to third parties, and are subject to policy limits. We also maintain coverage for physical damage to our solar energy assets.

However, such policies do not cover all potential losses and coverage is not always available in the insurance market on commercially reasonable terms. In addition, we may have disagreements with our insurers on the amount of our recoverable damages and the insurance proceeds received for any loss of, or any damage to, any of our assets may be claimed by lenders under our financing arrangements or otherwise may not be sufficient to restore the loss or damage without a negative impact on our results of operations. Furthermore, the receipt of insurance proceeds may be delayed, requiring us to use cash or incur financing costs in the interim. To the extent we experience covered losses under our insurance policies, the limit of our coverage for potential losses may be decreased or the insurance rates we have to pay increased. Furthermore, the losses that are insured through commercial insurance are subject to the credit risk of those insurance companies. While we believe our commercial insurance providers are currently creditworthy, we cannot assure you that such insurance companies will remain so in the future.

We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. The insurance coverage we do obtain may contain large deductibles or fail to cover certain risks or all potential losses. In addition, our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms, including coverage, deductibles or premiums, or at all. If a significant accident or event occurs for which we are not fully insured, or we suffer losses due to one or more of our insurance carriers defaulting on their obligations or contesting their coverage obligations, it could have a material adverse effect on our business, financial condition and results of operations.

We typically bear the risk of loss and the cost of maintenance, repair and removal on solar energy systems that are owned by our subsidiaries and included in securitization and tax equity vehicles.

We typically bear the risk of loss and are generally obligated to cover the cost of maintenance, repair and removal for any solar energy system that we sell to subsidiaries and include in securitization and tax equity vehicles. At the time we enter into a tax equity or securitization transaction, we enter into a maintenance services agreement where we agree to operate and maintain the system for a fixed fee that is calculated to cover our future expected maintenance costs. If our solar energy systems require an above-average amount of repairs or if the cost of repairing systems were higher than our estimate, we would need to perform such repairs without additional compensation. If our solar energy systems are damaged as the result of a natural disaster beyond our control, losses could exceed or be excluded from, our insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition. We may also incur significant costs for taking other actions in preparation for, or in reaction to, such events. We purchase property insurance with industry standard coverage and limits approved by an investor’s third-party insurance advisors to hedge against such risk, but such coverage may not cover our losses.

Certain of our solar energy systems are located in, and we conduct business in, Puerto Rico, and both the weakness in the fiscal health of the government and the Puerto Rico Electric Power Authority (“PREPA”) and the damage caused by Hurricane Maria create uncertainty that may adversely impact us.

Puerto Rico is a significant market for our business, representing 14% of our solar energy systems as of March 31, 2019 and December 31, 2018 and has suffered from economic difficulties in recent years. As a result of the continued weakness of the Puerto Rico economy, liquidity constraints and a lack of market access, the credit ratings of the Puerto Rico government’s general obligation bonds and guaranteed bonds, as well as the ratings of most of the Puerto Rico public corporations, including PREPA, have been lowered to non-investment grade by Moody’s, S&P, and Fitch Ratings.

In September 2017, Hurricanes Irma and Maria made landfall in Puerto Rico, causing catastrophic damage to Puerto Rico’s infrastructure, homes and businesses, including its communication systems and transportation networks, and disrupting the markets in which we operate. Following Hurricane Maria, all of Puerto Rico was left without electrical power and other basic utility and infrastructure services (such as water, communications, ports and other transportation networks) were severely curtailed. Many of our solar energy systems located in Puerto Rico were damaged in the hurricanes. Further, Puerto Rico’s electrical grid, which is necessary to operate solar energy systems that were not paired with energy storage systems, was damaged. There was intermittent or reduced electrical grid operation during the fourth quarter of 2017 and the first quarter of 2018. During this period, many of our systems produced reduced levels or no power and therefore generated reduced or no revenue and cash receipts, even where solar energy systems remained functional. Although power has been restored, many residents left Puerto Rico following the storm and many are continuing to leave. In many cases, Puerto Rico residents who have abandoned their properties suspended payments to us under their solar service agreements.

Although Puerto Rico had already suffered from economic difficulties in recent years, the hurricanes caused a significant disruption to the island’s economic activity. The continued weakness of the Puerto Rico economy has strained the fiscal health of the government, which may create uncertainty that may adversely impact us. Furthermore, the future financial condition and prospects of PREPA are uncertain, which could negatively impact the availability and the reliability of Puerto Rico’s electrical grid and adversely impact our operations on the island.

While we do not currently contract directly with the Puerto Rico government or PREPA, continued weakness in the Puerto Rico economy or the failure of the Puerto Rico government to manage its fiscal challenges in an orderly manner could result in policy decisions that we do not anticipate and that may directly or indirectly adversely impact our business, financial condition and results of operations.

Certain legislation in Puerto Rico, including potential tax increases, may increase our cost of conducting business in Puerto Rico and could adversely impact our business.

Puerto Rico has enacted certain measures that could increase the cost of solar energy systems. In 2015, the Puerto Rico government increased the sales and use tax on repair and maintenance services on tangible personal property that are not capital expenditures, such as the repair and maintenance of solar energy systems, from 7% to 11.5%. As of October 1, 2015, most services became subject to a 4% or 11.5% sales and use tax, as applicable, subject to limited exceptions. The tax increase may impose greater costs on our future and current customers, which may hinder our future origination efforts and adversely impact our business, financial condition, results of operations and future growth. Future changes in Puerto Rico tax law could affect our tax position and adversely impact our business.

We are subject to administrative proceedings instituted by the Puerto Rico Energy Bureau.

The Puerto Rico Energy Bureau has instituted administrative proceedings regarding customer complaints about our Puerto Rican operations, the operations of some of our dealers in Puerto Rico, and certain Sunnova policies and procedures relating to contract disclosures and invoice disputes in Puerto Rico. While the Puerto Rico Energy Bureau’s Notice of Non-Compliance is currently seeking changes to certain of our policies and procedures, we are unable to determine whether they will seek monetary or other penalties against us in the future. In addition, the United States Better Business Bureau is investigating our overall accreditation status due to these proceedings. We are currently listed as not accredited and are unable to determine what impact, if any, such revocation will have on our long-term business prospects.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of March 31, 2019, approximately 29%, 26% and 14% of our solar energy systems were located in New Jersey, California, and Puerto Rico, respectively. In addition, we expect much of our near-term future growth to occur in these same markets, further concentrating our customer base and operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated. See “ —We are not able to insure against all potential risks and we may become subject to higher insurance premiums” and “—Certain of our solar energy systems are located in, and we conduct business in, Puerto Rico, and weakness in the fiscal health of the government and PREPA, the damage caused by Hurricane Maria, and the potential tax increases that may increase our cost of conducting business in Puerto Rico create uncertainty that may adversely impact us. In addition, we are subject to administrative proceedings instituted by the Puerto Rico Energy Bureau.” Any of these conditions, even if only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, all of our current solar energy systems are located in the United States and its territories, which makes us particularly susceptible to adverse changes in U.S. tax laws. See “Risks Related to Taxation—Recent tax legislation and future changes in law could adversely affect our business.” For a discussion of expenses related to Hurricane Maria and the California wildfires in October 2017 and November 2018, see “Management’s Discussion And Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Operations and Maintenance Expense.”

Dealer and marketplace confidence in our liquidity and long-term business prospects is important for building and maintaining our business.

Our financial condition, operating results and business prospects may suffer materially if we are unable to establish and maintain confidence about our liquidity and business prospects among dealers, consumers and within our industry. Our dealer network is an integral component of our business strategy and serves as the means by which we are able to rapidly and successfully expand within existing and prospective markets. Dealers and other third parties will be less likely to enter into dealer agreements with us or originate new solar service agreements if they are uncertain that we will be able to make payments on time, that our business will succeed or that our operations will continue for many years.

Our solar energy systems and energy storage systems require ongoing maintenance and support. If we were to reduce operations, even years from now, buyers of our solar energy systems and energy storage systems from years earlier might have difficulty having us provide or arrange repairs or other services to our and their systems, which remain our responsibility under the terms of our solar service agreements. As a result, consumers may be less likely to enter into solar service agreements with us if they are uncertain that our business will succeed or that our operations will continue for many years.

Accordingly, in order to build and maintain our business, we must maintain confidence among dealers, customers and other parties in our liquidity and long-term business prospects. We may not succeed in our efforts to build this confidence.

Damage to our brand and reputation, or change or loss of use of our brand, could harm our business and results of operations.

We depend significantly on our reputation for high-quality products, excellent customer service and the brand name “Sunnova” to attract new customers and grow our business. If we fail to continue to deliver our solar energy systems or energy storage systems within the planned timelines, if our offerings do not perform as anticipated or if we damage any of our customers’ properties or delay or cancel projects, our brand and reputation could be significantly impaired. Future technological improvements may allow us to offer lower prices or offer new technology to new customers; however, technical limitations in our current solar energy systems and energy storage systems may prevent us from offering such lower prices or new technology to our existing customers. The inability of our current customers to benefit from technological improvements could cause our existing customers to lower the value they perceive our existing products offer and impair our brand and reputation.

In addition, given the sheer number of interactions our personnel or dealers operating on our behalf have with customers and potential customers, it is inevitable that some customers’ and potential customers’ interactions with our company or dealers operating on our behalf will be perceived as less than satisfactory. This has led to instances of customer complaints, some of which have affected our digital footprint on rating websites and social media platforms. If we cannot manage our hiring and training processes to avoid or minimize these issues to the extent possible, our reputation may be harmed and our ability to attract new customers would suffer.

In addition, if we were to no longer use, lose the right to continue to use, or if others use, the “Sunnova” brand, we could lose recognition in the marketplace among customers, suppliers and dealers, which could affect our business, financial condition, results of operations and would require financial and other investment, and management attention in new branding, which may not be as successful.

The installation and operation of solar energy systems and energy storage systems depends heavily on suitable solar and meteorological conditions. If meteorological conditions are unexpectedly unfavorable, the electricity production from our solar energy systems may be substantially below our expectations and our ability to timely deploy new systems may be adversely impacted.

The energy produced and the revenue and cash receipts generated by a solar energy system depend on suitable solar, atmospheric and weather conditions, all of which are beyond our control. Our economic model and projected returns on our systems require achievement of certain production results from our systems and, in some cases, we guarantee these results to our consumers. If the systems underperform for any reason, our business could suffer. For example, the amount of revenue we recognize in a given period from our power purchase agreements and the amount of our obligations under the performance guarantees of our solar service agreements are dependent in part on the amount of energy generated by solar energy systems under such solar service agreements. As a result, revenue derived from our standard power purchase agreements is impacted by seasonally shorter daylight hours in winter months. In addition, the ability of our dealers to install solar energy systems and energy storage systems is impacted by weather. For example, the ability to install solar energy systems and energy storage systems during the winter months in the Northeastern United States is limited. Such solar, atmospheric and weather conditions can delay the timing of when solar energy systems and energy storage systems can be installed and when we can originate and begin to generate revenue from solar energy systems. This may increase our expenses and decrease revenue and cash receipts in the relevant periods. Furthermore, prevailing weather patterns could materially change in the future, making it harder to predict the average annual amount of sunlight striking each location where we install a solar energy system and energy storage systems. This could make our solar energy systems less economical overall or make individual systems less economical. Any of these events or conditions could harm our business, financial condition and results of operations.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

We depend on our experienced management team, and the loss of one or more key executives could have a negative impact on our business. In particular, we are dependent on the services of our founder and Chief Executive Officer, William J. Berger. We also depend on our ability to retain and motivate key employees and attract qualified new employees. None of our key executives are bound by employment agreements for any specific term. We may be unable to replace key members of our management team and key employees if we lose their services. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient managerial personnel who have critical industry experience and relationships could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future which will increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee.

Our inability to protect our intellectual property could adversely affect our business. We may also be subject to intellectual property rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar residential solar technology or energy storage services more quickly than anticipated, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the United States, as well as license agreements and other contractual provisions, to protect our proprietary technology and brand. We cannot be certain that our agreements and other contractual provisions will not be breached, including a breach involving the use or disclosure of our trade secrets or know-how, or that adequate remedies will be available in the event of any breach. In addition, our trade secrets may otherwise become known or lose trade secret protection.

We cannot be certain that our products and our business do not or will not violate the intellectual property rights of a third party. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods. Such parties may claim we have misappropriated, misused, violated or infringed third-party intellectual property rights, and, if we gain greater recognition in the market, we face a higher risk of being the subject of claims that we have violated others’ intellectual property rights. Any claim that we violated a third party’s intellectual property rights, whether with or without merit, could be time-consuming, expensive to settle or litigate and could divert our management’s attention and other resources, all of which could adversely affect our business, results of operations, financial condition and cash flows. If we do not successfully settle or defend an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands. To avoid a prohibition, we could seek a license from third parties, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on commercially reasonable terms, we may be required to develop or license a non-violating alternative, either of which could adversely affect our business, results of operations, financial condition and cash flows.

We currently use or plan to use software that is licensed under “open source,” “free” or other similar licenses that may subject us to liability or require us to release the source code of our proprietary software to the public.

We currently use open source software that is licensed under “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our services that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or alterations under the terms of the particular open source license. We do not plan to integrate our proprietary software with this open source software in ways that would require the release of the source code of our proprietary software to the public. However, our use and distribution of open source software may entail greater risks than use of third-party commercial software. Our authorized developers may contribute to this open source software community, but they will be prohibited from providing any proprietary process or proprietarily developed source code of ours. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software.

These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and operating results. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our technology platform or incur additional costs.

Although we monitor our use of open source software to avoid subjecting our technology platform to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our business. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability, or in a manner that is consistent with our current policies and procedures.

We may be subject to interruptions or failures in our information technology systems.

We rely on information technology systems and infrastructure to support our business. Any of these systems may be susceptible to damage or interruption due to fire, floods, power loss, telecommunication failures, usage errors by employees, computer viruses, cyberattacks or other security breaches or similar events. A compromise of our information technology systems or those with which we interact could harm our reputation and expose us to regulatory actions and claims from customers and other persons, any of which could adversely affect our business, financial condition, cash flows and results of operations. If our information systems are damaged, fail to work properly or otherwise becomes unavailable, we may incur substantial costs to repair or replace them, and we may experience a loss of critical information, customer disruption and interruptions or delays in our ability to perform essential functions.

Disruptions to our solar monitoring systems could negatively impact our revenues and increase our expenses.

Our ability to accurately charge our customers for the energy produced by our solar energy systems primarily depends on the cellular connection for the related monitoring system, which we are responsible for maintaining, functioning so that we may receive data regarding the solar energy systems’ production from their residences. We could incur significant expenses or disruptions of our operations in connection with failures of our solar monitoring systems, including failures of such connections, that would prevent us from accurately monitoring solar energy production. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our solar energy systems or energy storage systems. The costs to us to eliminate or alleviate viruses and bugs, or any problems associated with failures of our cellular connections could be significant. We have in the past experienced periods where some of our cellular connections have been unavailable and, as a result, we have been forced to estimate the production of their solar energy systems. Such estimates may prove inaccurate and could cause us to underestimate the power being generated by our solar energy systems and undercharge our customers, thereby harming our results of operations.

Any unauthorized access to, or disclosure or theft of personal information we gather, store or use could harm our reputation and subject us to claims or litigation.

We receive, store and use personal information of our customers, including names, addresses, e-mail addresses, credit information, credit card and financial account information and other housing and energy use information. We also store information of our dealers, including employee, financial and operational information. We rely on the availability of data collected from our customers and our dealers in order to manage our business and market our offerings. We take certain steps in an effort to protect the security, integrity and confidentiality of the personal information we collect, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. We also rely on third-party suppliers or vendors to host certain of the systems we use. Although we take precautions to provide for disaster recovery, our ability to recover systems or data may be expensive and may interfere with our normal operations. Also, although we obtain assurances from such third parties that they will use reasonable safeguards to secure their systems, we may be adversely affected by unavailability of their systems or unauthorized use or disclosure or our data maintained in such systems. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we, our suppliers or vendors and our dealers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

Cyberattacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, disruption of our customers’ operations, loss or damage to our data delivery systems, unauthorized release of confidential or otherwise protected information, corruption of data, and increased costs to prevent, respond to or mitigate cybersecurity events. In addition, certain cyber incidents, such as advanced persistent threats, may remain undetected for an extended period.

Unauthorized use or disclosure of, or access to, any personal information maintained by us or on our behalf, whether through breach of our systems, breach of the systems of our suppliers, vendors or dealers by an unauthorized party or through employee or contractor error, theft or misuse, or otherwise, could harm our business. If any such unauthorized use or disclosure of, or access to, such personal information were to occur, our operations could be seriously disrupted and we could be subject to demands, claims and litigation by private parties, and investigations, related actions, and penalties by regulatory authorities.

In addition, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to expand our portfolio of solar service agreements and related solar energy systems and energy storage systems and have an adverse impact on our business, financial condition and results of operations.

Our business is subject to complex and evolving U.S. laws and regulations regarding privacy and data protection (“data protection laws”). Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, increased cost of operations or otherwise harm our business.

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. New data protection laws, including recent California legislation which affords California consumers an array of new rights, including the right to be informed about what kinds of personal data companies have collected and why it was collected, pose increasingly complex compliance challenges and potentially elevate our costs. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance, and violations of applicable data protection laws can result in significant penalties. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of security and privacy breaches, which themselves may result in a violation of these laws.

We may become involved in the future in legal proceedings that could adversely affect our business.

We may, from time to time, be involved in litigation and claims, such as those relating to employees, customers, our dealers or other third parties with whom we contract, including consumer claims and class action lawsuits. In the ordinary course of business, we have disputes with dealers and customers. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, may result in the diversion of management attention and resources from our business and business goals and could result in injunctions or other equitable relief, settlements, penalties, fines or damages that could significantly affect our results of operations and the conduct of our business. It is impossible to predict with certainty whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

We intend to expand our operations to include international activities, which will subject us to a number of risks.

Our long-term strategic plans include international expansion, including expansion into jurisdictions that have characteristics similar to those in which we currently operate. Risks inherent to international operations include the following:

•	the inability to work successfully with dealers with local expertise to originate international solar service agreements;

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multiple, conflicting and changing laws and regulations, including export and import laws and regulations, economic sanctions laws and regulations, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses;

•	laws and legal systems that are less developed or less predictable than those in the United States;

•	changes in general economic and political conditions in the jurisdictions where we operate, including changes in government incentives relating to power generation and solar electricity;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	international business practices that may conflict with U.S. customs or legal requirements, including anti-bribery and corruption regulations;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable or executing self-help remedies, if necessary;

•	deficient or unreliable records relating to real property ownership;

•	potentially lower margins due to a lower average income level;

•	fluctuations in currency exchange rates relative to the U.S. dollar; and

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the inability to obtain, maintain or enforce intellectual property rights, including inability to apply for or register material trademarks in foreign countries, which could make it easier for competitors to capture increased market position.

Doing business in foreign markets requires us to be able to respond to rapid changes in market, legal, and political conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Our future operations may subject us to risks associated with currency fluctuations.

Our future international operations may subject us to risks relating to currency fluctuations. Foreign currencies periodically experience rapid and/or large fluctuations in value against the U.S. dollar. A weakened U.S. dollar could increase the cost of procurement of raw materials, by our suppliers, from foreign jurisdictions and operating expenses in foreign locations, which could have a material adverse effect on our business and results of operations. Our planned international expansion further subjects us to currency risk.

Since the price at which we originate solar energy systems from our dealers is generated in U.S. dollars, we are mostly insulated from currency fluctuations. However, since suppliers of our dealers often incur a significant amount of their costs by purchasing raw materials and generating operating expenses in foreign currencies, if the value of the U.S. dollar depreciates significantly or for a prolonged period of time against these other currencies this may cause those suppliers to raise the prices they charge us and our dealers, which in turn could harm our business and results of operations. Although the value of the U.S. dollar has been high relative to other currencies in recent periods, there is no guarantee that this trend will continue.

Our actual financial results may differ materially from any guidance we may publish from time to time.

We may, from time to time, provide guidance regarding our future performance that represents our management’s estimates as of the date such guidance is provided. Any such guidance would be based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Our ability to meet any forward-looking guidance is impacted by a number of factors including, but not limited to, the number of our solar energy systems sold versus leased, changes in installation costs, the availability of additional financing on acceptable terms, changes in the retail prices of traditional utility-generated electricity, the availability of rebates, tax credits and other incentives, changes in policies and regulations including net metering and interconnection limits or caps, the availability of solar panels, inverters, batteries and other raw materials, as well as the other risks to our business that are described in this “Risk Factors” section. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results may vary from such guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context.

Terrorist or cyberattacks against centralized utilities could adversely affect our business.

Assets owned by utilities such as substations and related infrastructure have been physically attacked in the past and will likely be attacked in the future. These facilities are often protected by limited security measures, such as perimeter fencing. Any such attacks may result in interruption to electricity flowing on the grid and consequently interrupt service to our solar energy systems that are not combined with an energy storage system, which could adversely affect our operations. Furthermore cyberattacks, whether by individuals or nation states, against utility companies could severely disrupt their business operations and result in loss of service to customers, which would adversely affect our operations.

Risks Related to Regulations

We are not currently regulated as an electric public utility under applicable law but may be subject to regulation as an electric utility in the future.

We are not currently regulated as an electric public utility in the United States under applicable national, state or other local regulatory regimes where we conduct business. As a result, we are not currently subject to the various federal, state and local standards, restrictions and regulatory requirements applicable to centralized public utilities. Any federal, state or local regulations that cause us to be treated as an electric utility, or to otherwise be subject to a similar regulatory regime of commission-approved operating tariffs, rate limitations, and related mandatory provisions, could place significant restrictions on our ability to operate our business and execute our business plan by prohibiting, restricting or otherwise regulating our sale of electricity. If we were subject to the same state or federal regulatory authorities as centralized electric utilities in the United States and its territories or if new regulatory bodies were established to oversee our business in the United States and its territories or in foreign markets we enter, then our operating costs would materially increase or we might have to change our business in ways that could have a material adverse effect on our business, financial condition and results of operations.

While we are not regulated as extensively as an electric public utility, we are subject to certain utility-like regulations in New York and Puerto Rico. In New York, distributed energy providers are subject to regulation by the New York Public Service Commission (the “NYPSC”) with respect to customer interactions (including contracting and marketing) and are required to comply with the NYPSC’s Uniform Business Practices. In connection with approving the Uniform Business Practices, the NYPSC also established an oversight framework under which it could impose other regulatory requirements on distributed energy providers. In Puerto Rico, we are regulated as an electric power company under applicable Puerto Rico Energy Bureau regulations in connection with the sale and invoicing of energy generated by distributed generation systems having an aggregate capacity of more than 1 megawatt (“MW”). Among other requirements, these regulations impose certain filing, certification, reporting and annual fee requirements upon us, but do not currently subject the companies to centralized utility-like regulation or require the Puerto Rico Energy Bureau’s approval of their charges. In California, the California Public Utilities Commission (“CPUC”) issued an order approving several consumer protection measures for solar customers, including the development of a “solar information packet” that, once finalized, will provide consumers with information regarding the selection of a contractor, solar financing, bill savings estimates, net energy metering and electric rates, low-income options, and related matters. The CPUC order also requires the investor-owned utilities in California to adopt procedures to verify during the interconnection process that the customer received the information packet and that the solar provider is licensed, and to collect and report on complaints regarding solar providers. If we become subject to new, additional regulatory requirements in New York or Puerto Rico, or other jurisdictions adopt regulatory requirements similar to New York or Puerto Rico, then our operating costs would materially increase or we might have to change our business in ways that could have a material adverse effect on our business, financial condition and results of operations.

Electric utility policies and regulations, including those affecting electric rates, may present regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems and adversely impact our ability to originate new solar service agreements.

Federal, state and local government regulations and policies concerning the electric utility industry, utility rates and rate structures and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing. Policies and regulations that promote renewable energy and distributed energy generation have been challenged by centralized electric utilities and questioned by those in government and others arguing for less governmental spending and involvement in the energy market. To the extent that such views are reflected in government policies and regulations, the changes in such policies and regulations could adversely affect our business, financial condition and results of operations.

In the United States, governmental authorities and state public service commissions that determine utility rates, rate structures and the terms and conditions of electric service continuously modify these regulations and policies. These regulations and policies could result in a significant reduction in the potential demand for electricity from our solar energy systems and could deter customers from entering into solar service agreements with us.

With regard to rates, customers with residential solar energy systems may currently pay or be subject in the future to increased charges due to increased rates or changes in rate design and structures. Utilities in certain jurisdictions may assess fees which apply only to customers with distributed generation systems, including residential solar energy systems or impose charges on solar customers which are significantly higher than comparable charges billed to non-solar customers.

These fees may include demand, stand-by or departing load charges or monthly minimum charges. Certain jurisdictions may permit utilities to change their rate design and structures which could result in charges that would disproportionately impact customers with solar energy systems. For example, a reduction in the number of tiers of residential rates could result in increased charges for lower-demand customers, including many solar customers, by moving them to a new rate tier with higher rates. It could also result in lower charges for higher-demand customers, who may then become less incentivized to consider solar energy to meet their electricity needs. Similarly, a change in rate design to recover more costs from fixed charges as opposed to variable charges (i.e. “decoupled” rates, by which the utility’s revenue requirement is “decoupled” from its level of electricity sales in designing rates) may have the same effect. Additionally, depending on the region, electricity generated by solar energy systems competes most effectively with the most expensive retail rates for electricity from the electrical grid, rather than the less expensive average price of electricity. Modifications to the centralized electric utilities’ peak hour pricing policies or rate design could make our current product offerings less competitive with the price of electricity from the electrical grid. A shift in the timing of peak rates for utility-generated electricity to include times of day when solar energy generation is less efficient or non-operable could make our solar energy systems less competitive and reduce demand for our product offerings. Time-of-use rates could also result in higher costs for solar customers whose electricity requirements are not fully met by the solar energy system during peak periods.

Utilities in California, New Jersey and Puerto Rico, among other states and jurisdictions, have proposed or received approval by state regulators for such rate measures as described in this risk factor. Any such changes affecting rates could increase our customers’ cost to use our solar energy systems and make our service and product offerings less desirable, thereby harming our business, financial condition and results of operations. The imposition of any such rate measures could limit the ability of distributed residential solar power companies to compete with the price of electricity generated by centralized electric utilities, which may reduce the number of solar energy systems installed in those jurisdictions. Additionally, any such unaccounted for increases in the fees or charges applicable to existing customer agreements may increase the cost of energy to those customers and result in an increased rate of defaults, terminations or cancellations under our solar service agreements. In addition, changes to government or internal utility regulations and policies that favor centralized electric utilities could reduce our competitiveness and cause a significant reduction in demand for our product offerings.

Any of the foregoing results could limit our ability to expand our portfolio of solar service agreements and related solar energy systems and energy storage systems, or harm our business, financial condition and results of operations.

We rely on net metering and related policies to offer competitive pricing to our customers in most of our current markets, and changes to net metering policies may significantly reduce demand for electricity from residential solar energy systems.

Net metering is one of several key policies that have enabled the growth of distributed generation solar energy systems in the United States, providing significant value to customers for electricity generated by their residential solar energy systems but not directly consumed on-site. Net metering allows a homeowner to pay his or her local electric utility for power usage net of production from the solar energy system or other distributed generation source. Homeowners receive a credit for the energy that an interconnected solar energy system generates in excess of that needed by the home to offset energy purchases from the centralized utility made at times when the solar energy system is not generating sufficient energy to meet the customer’s demand. In many markets, this credit is equal to the residential retail rate for electricity and in other markets, such as Hawaii and Nevada, the rate is less than the retail rate and may be set, for example, as a percentage of the retail rate or based upon a valuation of the excess electricity. In some states and utility territories, customers are also reimbursed by the centralized electric utility for net excess generation on a periodic basis.

Net metering programs have been subject to legislative and regulatory scrutiny in some states and territories including, but not limited to, New Jersey, California, Puerto Rico and Guam. These jurisdictions, by statute, regulation, administrative order or a combination thereof, have recently adopted or are considering new restrictions and additional changes to net metering programs either on a state-wide basis or within specific utility territories. Many of these measures were introduced and supported by centralized electric utilities. These measures vary by jurisdiction and may include a reduction in the rates or value of the credits that customers are paid or receive for the power that they deliver back to the electrical grid, caps or limits on the aggregate installed capacity of generation in a state or utility territory eligible for net metering, expiration dates for and phasing out of net metering programs, replacement of net metering programs with alternative programs that may provide less compensation, and limits on the capacity size of individual distributed generation systems which can qualify for net metering. Net metering and related policies concerning distributed generation have also received attention from federal legislators and regulators.

In New Jersey, the Board of Public Utilities (“BPU”) has the option under state law of limiting participation in the retail rate net metering program if the aggregate capacity of owned and operating systems reaches 5.8% of total annual kilowatt hours (“kwH”) sold in the state. As of December 31, 2018, that threshold had not yet been reached. On September 22, 2017, the BPU opened a generic proceeding to review the state of the solar market in New Jersey and solicit input from stakeholders in the industry and convene public hearings across the state. The BPU held hearings and received public comments, but no rule or policy changes have been proposed by the BPU.

In California, the Public Utilities Commission (“CPUC”) issued an order in 2016 retaining retail-based net metering credits for residential customers of California’s major utilities as part of Net Energy Metering 2.0 (“NEM 2.0”). Under NEM 2.0, new distributed generation customers receive the retail rate for electricity exported to the grid, less certain non-bypassable charges. Customers under NEM 2.0 also are subject to interconnection charges and time-of-use rates. Existing customers who receive service under the prior net metering program, as well as new customers under the NEM 2.0 program, are grandfathered for a period of 20 years. It is expected that the CPUC will revisit future net metering policies again in 2019. Proceedings on distributed energy policy and utility rates before the CPUC could also result in changes that affect customers with distributed generation systems.

In Puerto Rico, legislation enacted in April 2019 would require the Public Service Regulatory Board’s Energy Bureau to undertake a study of net metering to be completed within five years and may result in revisions to the net metering rules based on the study’s findings. Meanwhile, “true” net metering will continue to apply, meaning that the credit for energy exported by net metering clients will equal the value of such energy under the rate applicable to those clients, and accordingly, their charges will be based on their net consumption. Customers subject to this regime would be grandfathered for a period of 20 years from the date of their net metering agreements.

Net metering customers may be impacted by transition charges and other requirements contemplated in the recently submitted May 3, 2019 Definitive Restructuring Support Agreement (“DRSA”) between PREPA and its creditors, which is currently pending before the United States District Court for the District of Puerto Rico. If approved by the court and implemented as proposed, these transition charges will be assessed on all customers at a rate of 2.768 c/kWh, which is set to increase periodically until eventually reaching 4.552 c/kWh in fiscal year 2044. For customers that are grandfathered prior to the DRSA’s September 20, 2020 implementation date, the transition charge will equal the transition charge rate multiplied by the customer’s average net consumption over the previous 24 months, after accounting for a three month lag time. For non-grandfathered customers, the monthly transition charge will equal the greater of either (i) the transition charge rate multiplied by the monthly average of the customer’s gross consumption over the past 24 months or (ii) the transition charge rate multiplied by the customer’s net consumption in the given month. Non-grandfathered customers also will be required to comply with certain notice requirements, and non-grandfathered customers will also be responsible for the costs associated with installing a revenue grade meter to measure “behind the meter” generation.

In Guam, the Consolidated Commission on Utilities (“CCU”) adopted a resolution on September 25, 2018 recommending that retail rate net metering be replaced with a “buy all/sell all” or similar program that provides for compensation to homeowners at a lower, avoided cost rate. The CCU’s resolution provides for a five-year grandfathering period for current net metering customers. The CCU’s resolution is under consideration by the Guam Public Utilities Commission (“GPUC”), who has the authority to approve or reject the CCU’s recommendations. The GPUC held a public hearing in March 2019, and the matter remains pending before the GPUC.

In other jurisdictions, replacing net metering with a “value of distributed energy,” “feed-in,” or “sell-all/buy-all” tariff is also being considered or has been adopted. Under a “value of distributed energy” tariff, the customer would be compensated at a rate that accounts for the electricity, capacity, environmental, and other attributes provided by distributed generation to the grid and the electricity market. Under a “feed-in” or “sell-all/buy-all” tariff, all of the system’s generation is exported to the grid and purchased by the utility at an established rate, and the customer is required to purchase all of its electricity requirements from the utility at the retail rate. In New York, the New York Public Service Commission issued an order in March 2017 adopting a “value of distributed energy” policy, but grandfathering existing net metering customers and continuing net metering for new residential customers interconnected before January 1, 2020 for a period of 20 years. Residential customers otherwise still eligible for net metering may also elect to be compensated under a “value of distributed energy” tariff. Compensation that will be provided to those customers that opt in to a “value of solar” tariff varies and may not favorably compare to that provided by net metering.

Net metering and related policies concerning distributed generation have also received attention from federal legislators and regulators. Changes in federal law, including those made by statute, regulation, rule or order, could negatively affect net metering or other related policies which otherwise promote and support solar energy and enhance the economic viability of distributed residential solar.

If net metering caps in certain jurisdictions are reached while they are still in effect, if the value of the credit that customers receive for net metering is significantly reduced, if net metering is discontinued or replaced by a different regime which values solar energy at a lower rate, or if other limits or restrictions on net metering are imposed, current and future customers may be unable to recognize the same level of cost savings associated with net metering. The absence of favorable net metering policies or of net metering entirely, or the imposition of new charges that only or disproportionately impact customers that use net metering would likely significantly limit customer demand for distributed residential solar energy systems and the electricity they generate and result in an increased rate of defaults, terminations or cancellations under customer agreements. Our ability to lease, finance and sell our solar energy systems and services or sell the electricity generated from our solar energy systems may be adversely impacted by the failure to expand existing limits on the amount of net metering in states that have implemented it, the failure to adopt a net metering policy where it currently is not in place or reductions in the amount or value of credit that customers receive through net metering. This could adversely impact our ability to expand our portfolio of solar service agreements and related solar energy systems, our business, financial condition and results of operations.

Additionally, distributed residential solar customers in certain jurisdictions may be subject to higher charges from centralized electric utilities than non-solar customers and such charges should be evaluated together with the net metering policies in place. If such charges are imposed, the cost savings associated with switching to solar energy may be significantly reduced and our ability to expand our portfolio of solar service agreements and related solar energy systems and compete with centralized electric utilities could be impacted.

For further discussion of these potential charges and related proposals, see “—Electric utility policies and regulations, including those affecting electric rates, may present regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems and adversely impact our ability to originate new solar service agreements.”

Our business currently depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or our ability to monetize them could adversely impact our business.

Our business depends in part on current government policies that promote and support solar energy and enhance the economic viability of distributed residential solar. Revenues from SRECs constituted approximately 25% and 29% of our revenues for the three months ended March 31, 2019 and for the year ended December 31, 2018, respectively. U.S. federal, state and local governments have established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives come in various forms, including rebates, tax credits and other financial incentives such as payments for renewable energy credits associated with renewable energy generation, exclusion of solar energy systems from property tax assessments or other taxes and system performance payments. However, these programs may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase. The financial value of certain incentives decreases over time. The value of SRECs in a market tends to decrease over time as the supply of SREC-producing solar energy systems installed in that market increases. If we overestimate the future value of these incentives, it could adversely impact our business, results of operations and financial results. See “Business—Governmental Incentives.”

A loss or reduction in such incentives could decrease the attractiveness of new solar energy systems to customers, which could adversely impact our business and our access to capital. We also enter into hedges related to expected production of SRECs through forward contracts that require us to physically deliver the SRECs upon settlement. These arrangements may, depending on the instruments used and the level of additional hedges involved, limit any potential upside from SREC production increases. We may be exposed to potential economic loss should a counterparty be unable or unwilling to perform their obligations under the terms of a hedging agreement. In addition, we are exposed to risks related to changes in interest rates and may engage in hedging activities to mitigate related volatility. We may fail to properly hedge these SRECs, or may fail to do so economically, which may also adversely affect our results of operations.

The economics of purchasing a solar energy system and energy storage system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”), which allows for the depreciation of equipment according to an accelerated schedule set forth by the IRS. This accelerated schedule allows a taxpayer, such as us and investors in tax equity financing arrangements, to recognize the depreciation of tangible solar property on a five-year basis even though the useful life of such property is generally greater than five years. We benefit from accelerated depreciation on the solar energy systems and energy storage systems we own. To the extent that these policies are changed in a manner that reduces the incentives that benefit our business, we may experience reduced revenues and reduced economic returns, experience increased financing costs and encounter difficulty obtaining financing.

The federal government currently provides business investment tax credits under Section 48 and residential energy credits under Section 25D of the U.S. Internal Revenue Code of 1986, as amended (the “Code.”) Section 48(a) of the Code allows taxpayers to claim an investment tax credit equal to 30% of the qualified expenditures for certain commercially owned solar energy systems that began construction before 2020 (the “Section 48(a) ITC”). The Section 48(a) ITC percentage is scheduled to decrease to 26% of the basis of a solar energy system that began construction during 2020, 22% for 2021 and 10% if construction begins after 2021 or if the solar energy system is placed into service after 2023. In June 2018, the IRS provided guidance as to when construction is considered to begin for such purposes, including a safe harbor that may apply when a taxpayer pays or incurs (or in certain cases, a contractor of the taxpayer pays or incurs) 5% or more of the costs of a system before the end of the applicable year. We would be able to claim the Section 48(a) ITC when available for solar energy systems we originate under solar lease agreements or power purchase agreements based on our ownership of the solar energy system at the time it is placed in service. Section 25D of the Code allows an individual to claim a 30% federal tax credit with respect to a residential solar energy system that is owned by the homeowner (the “Section 25D Credit”). As a result, the Section 25D Credit is claimed by customers who purchase solar energy systems. This 30% rate is currently scheduled to be reduced to 26% for systems placed in service during 2020 and to 22% for systems placed in service during 2021. This credit is scheduled to expire effective January 1, 2022. The Section 25D Credit reduces the cost of consumer ownership of solar energy systems, such as under the loan program.

The Section 48(a) ITC has been a significant driver of the financing supporting the adoption of residential solar energy systems in the United States, and the Section 25D Credit has been a significant driver of consumer demand for ownership of solar energy systems. The scheduled reduction in, or expiration of, these tax credits will likely impact the attractiveness of residential solar and could harm our business. For example, we expect the expiration of the Section 25D Credit will increase the cost of consumer ownership of solar energy systems, such as under the loan program. In addition, as we approach the scheduled decrease in the Section 48(a) ITC, delays in obtaining interconnection approval from the local utility as a result of changes to regulations, policies or interconnection process or other reasons may result in the loss of our ability to obtain the higher 30% Section 48(a) ITC for systems installed in the months and weeks approaching the end of 2019, which would be harmful to our business.

The scheduled reduction in the Section 48(a) ITC could adversely impact our financing structures that monetize a substantial portion of such Section 48(a) ITC and provide financing for our solar energy systems. To the extent we have a reduced ability to raise tax equity as a result of this reduction or an inability to continue to monetize such benefits in our financing arrangements, the rate of growth of installations of our residential solar energy systems and our ability to maintain such systems could be negatively impacted. In addition, future changes in existing law and interpretations by the IRS or the courts with respect to certain matters, including but not limited to, treatment of the Section 48(a) ITC and our financing arrangements, and the taxation of business entities including the deductibility of interest expense could affect the amount that tax equity investors are willing to invest, which could reduce our access to capital. See “Business—Governmental Incentives.”

In addition, the tax legislation that was signed into law on December 22, 2017, commonly known as the “Tax Cuts and Jobs Act” (the “2017 Tax Act”) contains several provisions that may significantly impact the attractiveness of tax benefits to tax equity investors. See “Risks Related to Taxation—Recent tax legislation and future changes in law could adversely affect our business.” The 2017 Tax Act reduces the highest marginal corporate tax rate from 35% to 21%, which causes MACRS to have less value to investors and may result in investors having less interest in Section 48(a) ITCs. The 2017 Tax Act also added a base erosion and anti-abuse tax (“BEAT”) provision that imposes a minimum tax on certain multinational corporations, and only 80% of the value of such corporation’s Section 48(a) ITCs can be applied to reduce such corporation’s BEAT liability. Beginning in 2026, no amount of Section 48(a) ITCs can be applied to offset BEAT liability. The BEAT provision generally applies to corporations that are part of a group with at least $500 million of applicable annual gross receipts and that make certain payments to related foreign persons. Accordingly, the BEAT provision could reduce the incentive for certain investors to invest in tax equity financing arrangements and could materially impact financing sources in the solar industry. Any such impact could materially and adversely affect our business.

Applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. Reductions in, eliminations or expirations of or additional application requirements for, governmental incentives could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital, causing distributed residential solar power companies to increase the prices of their energy and solar energy systems and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and lenders and our ability to expand our portfolio of solar service agreements and related solar energy systems.

Our business depends in part on the regulatory treatment of third-party owned solar energy systems.

Our lease and PPA agreements are third-party ownership arrangements. Retail sales of electricity by third parties such as us face regulatory challenges in some states and jurisdictions, including states and jurisdictions that we intend to enter where the laws and regulatory policies have not historically embraced competition to the service provided by the vertically integrated centralized electric utility. Some of the principal challenges pertain to whether third-party owned solar energy systems qualify for the same levels of rebates or other non-tax incentives available for customer-owned solar energy systems, whether third-party owned solar energy systems are eligible at all for these incentives and whether third-party owned solar energy systems are eligible for net metering and the associated significant cost savings. Furthermore, in some states and utility territories third parties are limited in the way that they may deliver solar to their customers. In jurisdictions such as Arizona, Kentucky, North Carolina and Utah and in Los Angeles, California, laws have been interpreted to prohibit the sale of electricity pursuant to power purchase agreements, leading distributed residential solar energy system providers to use solar leases in lieu of PPAs, in addition to customer ownership. These regulatory constraints may, for example, give rise to various property tax issues. See “Risks Related to Taxation.” Changes in law and reductions in, eliminations of or additional requirements for, benefits such as rebates, tax incentives and favorable net metering policies decrease the attractiveness of new solar energy systems to distributed residential solar power companies and the attractiveness of solar energy systems to customers, which could reduce our acquisition opportunities. Such a loss or reduction could also adversely impact our access to capital and reduce our willingness to pursue solar energy systems due to higher operating costs or lower revenues from leases and PPAs.

Technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid may significantly reduce our ability to sell electricity from our solar energy systems in certain markets or delay interconnections and customer in-service dates, harming our growth rate and customer satisfaction.

Technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid may curb or slow our growth in key markets. Utilities throughout the country follow different rules and regulations regarding interconnection, and regulators or utilities have or could cap or limit the amount of solar energy that can be interconnected to the grid. Our systems do not provide power to homeowners until they are interconnected to the grid.

With regard to interconnection limits, the Federal Energy Regulatory Commission, in promulgating the first form of small generator interconnection procedures, recommended limiting customer-sited intermittent generation resources, such as our solar energy systems, to a certain percentage of peak load on a given electrical feeder circuit. Similar limits have been adopted by many states as a de facto standard and could constrain our ability to market to customers in certain geographic areas where the concentration of solar installations exceeds this limit.

Furthermore, in certain areas, we benefit from policies that allow for expedited or simplified procedures related to connecting solar energy systems and energy storage systems to the electrical grid. We also are required to obtain interconnection permission for each solar energy system from the local utility. In many states and territories, by statute, regulations or administrative order, there are standardized procedures for interconnecting distributed residential solar energy systems and related energy storage systems to the electric utility’s local distribution system. However, approval from the local utility could be delayed as a result of a backlog of requests for interconnection, or the local utility could seek to limit the number of customer interconnections or the amount of solar energy on the grid. In some states, such as New Jersey and Massachusetts, certain utilities such as municipal utilities or electric cooperatives are exempt from certain interconnection requirements. If expedited or simplified interconnection procedures are changed or cease to be available, or if interconnection approvals from the local utility are delayed, or if the local utility seeks to limit interconnections, this could decrease the attractiveness of new solar energy systems and energy storage systems to distributed residential solar power companies, including us, and the attractiveness of solar energy systems and energy storage systems to customers. Delays in interconnections could also harm our growth rate and customer satisfaction scores. Such limitations or delays could also adversely impact our access to capital and reduce our willingness to pursue solar energy systems and energy storage systems due to higher operating costs or lower revenues from solar service agreements. Such limitations would negatively impact our business, results of operations, future growth and cash flows.

As adoption of solar distributed generation rises, along with the increased operation of utility-scale solar generation (such as in key markets including California), the amount of solar energy being contributed to the electrical grid may surpass the capacity anticipated to be needed to meet aggregate demand. Some centralized public utilities claim that in less than five years, solar generation resources may reach a level capable of producing an over-generation situation, which may require some existing solar generation resources to be curtailed to maintain operation of the electrical grid. In the event that such an over-generation situation was to occur, this could also result in a prohibition on the addition of new solar generation resources. The adverse effects of such a curtailment or prohibition without compensation could adversely impact our business, results of operations, future growth and cash flows.

We and our dealers are subject to risks associated with construction, regulatory compliance and other contingencies.

We utilize our growing dealer network to market, design, construct and install solar energy systems and energy storage systems in each of the markets in which we operate. The marketing and installation of solar energy systems and energy storage systems is subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to consumer protection, building, fire and electrical codes, professional codes, safety, environmental protection, utility interconnection and metering, and related matters. We also rely on certain of our dealers and third-party contractors to obtain and maintain permits and professional licenses, including as contractors, and other authorizations from various regulatory authorities and abide by their respective conditions and requirements in many of the jurisdictions in which we operate. A failure by us to obtain necessary permits or encounter delays in obtaining or renewing such permits, or to use properly licensed dealers and third-party contractors could adversely affect our operations in those jurisdictions. Furthermore, we may become subject to similar regulatory requirements in some jurisdictions in which we operate. It is difficult and costly to track the requirements of every authority with jurisdiction over our operations and our solar energy systems. Separately, we are subject to regulations and potential liability under the Resource Conservation and

Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act related to the disposal of wastes generated in connection with our operations. Regulatory authorities may impose new government regulations or utility policies, change existing government regulations or utility policies, may seek expansive interpretations of existing regulations or policies pertaining to our services or solar energy systems and energy storage systems or may initiate associated investigations or enforcement actions or impose penalties or reject solar energy systems and energy storage systems. Any of these factors may result in regulatory and/or civil litigation, significant additional expenses to us or our customers or cause delays in our or our dealers’ ability to originate solar service agreement or install or interconnect solar energy systems and energy storage systems or cause other harm to our business. As a result, this could cause a significant reduction in demand for our services and solar energy systems and energy storage systems or otherwise adversely affect our business, financial condition and results of operations.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties, operational delays and adverse publicity.

The installation and ongoing operations and maintenance of solar energy systems and energy storage systems requires individuals hired by us, our dealers or third-party contractors, potentially including our employees, to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of the installation process requires these individuals to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. There is substantial risk of serious injury or death if proper safety procedures are not followed. Our operations are subject to regulation under the U.S. Occupational Safety and Health Act (“OSHA”), the U.S. Department of Transportation (“DOT”) regulations and equivalent state and local laws. Changes to OSHA or DOT requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA or DOT regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. Because individuals hired by us or on our behalf to perform installation and ongoing operations and maintenance of our solar energy systems and energy storage systems, including our dealers and third-party contractors, are compensated on a per project basis, they are incentivized to work more quickly than installers that are compensated on an hourly basis. While we have not experienced a high level of injuries to date, this incentive structure may result in higher injury rates than others in the industry and could accordingly expose us to increased liability. Individuals hired by or on behalf of us may have workplace accidents and receive citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect our business.

A failure to comply with laws and regulations relating to interactions by us or our dealers with current or prospective residential customers could result in negative publicity, claims, investigations and litigation, and adversely affect our financial performance.

Our business substantially focuses on solar service agreements and transactions with residential customers. We and our dealers must comply with numerous federal, state and local laws and regulations that govern matters relating to interactions with residential consumers, including those pertaining to consumer protection, marketing and sales, privacy and data security, consumer financial and credit transactions, mortgages and refinancings, home improvement contracts, warranties and various means of customer solicitation. These laws and regulations are dynamic and subject to potentially differing interpretations, and various federal, state and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations, regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how we and our dealers do business, acquire customers, and manage and use information collected from and about current and prospective customers and the costs associated therewith.

We and our dealers strive to comply with all applicable laws and regulations relating to interactions with residential customers. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or the practices of us or our dealers.

Although we require our dealers to meet our consumer compliance requirements and provide regular training to help them do so, we do not control our dealers and their suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative dealers or suppliers, which could increase our costs and have a negative effect on our business and prospects for growth. Violation of labor or other laws by our dealers or suppliers or the divergence of a dealer or supplier’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do or intend to do business could also attract negative publicity for us and harm our business.

Violations of anti-bribery, anti-corruption and/or international trade laws to which we are subject could have a material adverse effect on our business operations, financial position, and results of operations.

We are subject to laws concerning our business operations and marketing activities in the United States and its territories where we conduct business. Further, we are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. We currently only operate in the United States and its territories. However, in the future we may conduct business outside of the United States and operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into new jurisdictions through internal growth or acquisitions requires substantial government contact where norms can differ from U.S. standards. Additionally, we regularly interact with domestic municipalities and municipal-owned centralized electric utilities. We will consider our interactions with these domestic governmental bodies when designing our policies and procedures and conducting training designed to facilitate compliance with domestic and international anti-bribery laws. Although we believe these policies and procedures will mitigate the risk of violations of such laws, our employees, dealers and agents may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Violations of export control and/or economic sanctions laws and regulations to which we are subject could have a material adverse effect on our business operations, financial position, and results of operations.

Our products may be subject to export control regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security. We are also subject to foreign assets control and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, which restrict or prohibit our ability to transact with certain foreign countries, individuals, and entities. We currently only operate in the United States and its territories. However, export control regulations may restrict our ability to exchange technical information with foreign manufacturers and suppliers, and economic sanctions regulations may restrict our ability to source from certain suppliers. In addition, in the future we may conduct business outside of the United States. We will consider these scenarios when designing our policies and procedures and conducting training designed to facilitate compliance with U.S. export control and economic sanctions laws and regulations. Although we believe these policies and procedures will mitigate the risk of violations of such laws, our employees, dealers and agents may take actions in violation of our policies or these laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

Risks Related to This Offering and Our Common Stock

We do not intend to pay, and our credit facilities currently prohibit us from paying, cash dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we are currently prohibited from making any cash dividends pursuant to the terms of certain of our credit facilities. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering. Please see “Dividend Policy.”

The market price of our common stock could be materially adversely affected by sales of substantial amounts of our common stock in the public markets.

Immediately following this offering, our existing stockholders will beneficially own approximately 79.7% of our common stock, or 77.3% if the underwriters’ option to purchase additional shares is exercised in full. After the expiration of the 180-day lockup with the underwriters, our executive officers, directors, and the holders of substantially all of our stock and securities convertible into our stock will be able to sell their shares in the public markets. Any such sales, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

An active, liquid and orderly trading market for our common stock does not exist and may not develop, and the price of our common stock may be volatile and may decline in value.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price was negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	public reaction to our press releases, announcements and filings with the SEC;

•	our operating and financial performance;

•	fluctuations in broader securities market prices and volumes, particularly among securities of technology and solar companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other technology and solar companies;

•	changes in general economic conditions, financial markets or the technology and solar industries;

•	announcements by us or our competitors of significant acquisitions or other transactions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	speculation in the press or investment community;

•	actions by our stockholders;

•	the failure of securities analysts to cover our common stock after this offering or changes in their recommendations and estimates of our financial performance;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors.”

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common stock, our common stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts currently covering our common stock ceases coverage of us, the trading price for our common stock would be negatively impacted. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our common stock performance, or if our operating results fail to meet the expectations of analysts, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, holders of our common stock may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We could remain an “emerging growth company” until the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if we become a seasoned issuer and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile.

If we fail to comply with the reporting requirements under the Exchange Act or maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, it could result in late or non-compliant filings or inaccurate financial reporting and have a negative impact on the price of our common stock or our business.

Effective internal controls are necessary for us to provide timely, reliable financial reporting and prevent fraud. Our accounting predecessor was not a public company and was not required to comply with the reporting requirements of the Exchange Act, or with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal controls over financial reporting. As a public company, we will be required to report our financial results on the timeline and in the form prescribed by the Exchange Act and to evaluate and report on our internal control over financial reporting. This will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting.

Though we will be required to disclose material changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be more than five full years following this offering. We cannot assure you that we will not in the future have material weaknesses or significant deficiencies. Material weaknesses and significant deficiencies may exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, after the completion of this offering.

The process of documenting and further developing our internal controls to become compliant with Section 404 will take a significant amount of time and effort to complete and will require significant attention of management. Completing implementation of new controls, documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us. We may experience higher than anticipated operating expenses, as well as increased independent auditor and other fees and expenses during the implementation of these changes and thereafter.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities whose businesses are similar to our business. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Conflicts of interest could arise in the future between us, on the one hand, and any of our stockholders and its affiliates and affiliated funds and its and their current and future portfolio companies on the other hand, concerning, among other things, potential competitive business activities or business opportunities.

Conflicts of interest could arise in the future between us, on the one hand, and any of our stockholders and its affiliates and affiliated funds and its and their current and future portfolio companies, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. For example, certain of our existing investors and their affiliated funds may invest in companies that operate in the traditional energy industry and solar and other renewable industries. As a result, our existing investors and their affiliates’ and affiliated funds’ current and future portfolio companies which they control may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our governing documents provide that our stockholders and their affiliates and affiliated funds are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors. In particular, subject to the limitations of applicable law, our certificate of incorporation, among other things:

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permits stockholders or their affiliates and affiliated funds and our non-employee directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

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provides that if any of our stockholders or any of its affiliates who is also one of our nonemployee directors becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our stockholders or their affiliates or affiliated funds may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, our stockholders or their affiliates and affiliated funds may dispose of their interests in energy infrastructure or other renewable companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any of our stockholders or their affiliates and affiliated funds could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

In any of these matters, the interests of our existing stockholders and their affiliates and affiliated funds may differ or conflict with the interests of our other shareholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

Control of our common stock by current stockholders is expected to remain significant.

Currently, our key stockholders directly and indirectly beneficially own a majority of our outstanding common stock, and they will continue to own a substantial amount of our outstanding common stock following this offering. As a result, these affiliates have the ability to exercise significant influence over matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving an offer premium for their shares. Please see “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

So long as the key stockholders continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the key stockholders may differ or conflict with the interests of our other stockholders. In addition, certain of the keys stockholders may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Certain of the key stockholders and may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with controlling stockholders.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering will authorize our board of directors to issue preferred stock without stockholder approval and, relatedly, may have the effect of delaying or preventing an acquisition of us or a merger in which we are not the surviving company and may otherwise prevent or slow changes in our board of directors and management. In addition, some provisions of our certificate of incorporation, amended and restated bylaws and stockholders’ agreement could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on changes of control and business combinations;

•	limitations on the removal of directors;

•	limitations on the ability of our stockholders to call special meetings;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

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establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could discourage an acquisition of us or other change in control transactions and thereby negatively affect the price that investors might be willing to pay in the future for our common stock. See “Anti-Takeover Provisions” to read about a description of capital stock takeover defenses.

Our amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of organization that will become effective immediately prior to or contemporaneously with the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our or our stockholders’ behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our new amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. For example, the Court of Chancery of the State of Delaware recently determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may raise additional capital through the issuance of equity or debt in the future. In that event, the ownership of our existing stockholders would be diluted, and the value of the stockholders’ equity in common stock could be reduced. If we raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms more favorable than the current prices of our common stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact operating results.

In accordance with Delaware law and the provisions of our amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering, we may issue preferred stock that ranks senior in right of dividends, liquidation or voting to our common stock. The issuance by us of such preferred stock may (i) reduce or eliminate the amount of cash available for payment of dividends to our holders of common stock, (ii) diminish the relative voting strength of the total shares of common stock outstanding as a class, or (iii) subordinate the claims of our holders of common stock to our assets in the event of our liquidation.

Our amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering does not provide stockholders the pre-emptive right to buy shares from us. As a result, stockholders will not have the automatic ability to avoid dilution in their percentage ownership of us.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, Energy Capital Partners and its affiliates, certain other investors and each of our directors and executive officers have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Investors in this offering will experience immediate and substantial dilution of $4.75 per share.

Based on the initial public offering price of $12.00 per share of common stock, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $4.75 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as further adjusted net tangible book value as of March 31, 2019 after giving effect to this offering and the Recapitalization Transactions, would be $7.25 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution” for additional information.

We will have broad discretion to determine how to use the funds raised in this offering. We may use them in ways that may not enhance our operating results or the price of our common stock.

We expect to receive net proceeds of $152.5 million from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our management will have broad discretion over the use of proceeds that we receive from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. Our use of these proceeds may differ substantially from our current plans, as described under “Use of Proceeds.” If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected results of operations, which could cause our common stock price to decline.

The NYSE does not require publicly listed companies like us to immediately comply with certain of its corporate governance requirements.

Our common stock has been approved for listing on the NYSE. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our nomination and corporate governance, compensation and audit committees. These rules permit us to have an audit committee that has one member that is independent by the date that our common stock first trades on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and all members that are independent within one year of the effective date. Similarly, the rules permit us to have nominating and corporate governance and compensation committees that have one member that is independent by the date that our common stock first trades on the NYSE, a majority of members that are independent within 90 days of the listing date and all members that are independent within one year of the listing date. Additionally, we have 12 months from the date of listing to satisfy the requirement that a majority of the board of directors be independent. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Risks Related to Taxation

In addition to reading the following risk factors, if any shareholder is a non-U.S. investor, see “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Stock” for a more complete discussion of certain expected U.S. federal income tax consequences of owning and disposing of our common stock.

Our ability to use net operating loss carryforwards and tax credit carryforwards to offset future income taxes is subject to limitation, and the amount of such carryforwards may be subject to challenge or reduction.

As of December 31, 2018, we had approximately $656.2 million of U.S. federal net operating loss carryforwards (“NOL”), a portion of which will begin to expire in 2032, and approximately $226.4 million of U.S. federal tax credit carryforwards, which begin to expire in 2033. Utilization of our NOLs and tax credit carryforwards depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Code generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income by a corporation that has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) that are each deemed to own at least 5% of our stock increase their ownership percentage by more than 50 percentage points over their lowest ownership percentage during a rolling three-year period. Similar rules under Section 383 of the Code impose an annual limitation on the amount of tax credit carryforwards, including carryforwards of Section 48(a) ITCs, that may be used to offset U.S. federal income taxes.

We have experienced an ownership change under Sections 382 and 383 of the Code in the past. We do not expect to experience such an ownership change as a result of this offering, but this offering may contribute to a later ownership change when combined with any subsequent transactions. Thus, our ability to utilize NOLs and tax credit carryforwards existing at the time of this offering may be subject to limitation under Sections 382 and 383 of the Code. The application of such limitations may cause U.S. federal income taxes to be paid by us earlier than they otherwise would be paid if such limitations were not in effect and could cause such NOLs and tax credit carryforwards to expire unused, in each case reducing or eliminating the benefit of such NOLs and tax credit carryforwards. To the extent we are not able to offset our future taxable income with our NOLs or offset future taxes with our tax credits carryforwards, this would adversely affect our operating results and cash flows if we have taxable income in the future. These same risks can arise in the context of state income and franchise tax given that many states conform to federal law and rely on federal authority for determining state NOLs.

Furthermore, the IRS or other tax authorities could successfully challenge one or more tax positions we take, such as the classification of assets under the income tax depreciation rules, the characterization of expenses for income tax purposes, the extent to which sales, use or goods and services tax applies to operations in a particular state or the availability of property tax exemptions with respect to our solar energy systems, which could reduce the NOLs we generate and/or are able to use.

Our tax positions are subject to challenge by the relevant tax authority.

Our federal and state tax positions may be challenged by the relevant tax authority. The process and costs, including potential penalties for nonpayment of disputed amounts, of contesting such challenges, administratively or judicially, regardless of the merits, could be material. Future tax audits or challenges by tax authorities to our tax positions may result in a material increase in our estimated future income tax or other tax liabilities, which would negatively impact our financial condition.

For example, many of our solar energy systems are located in states or territories that exempt such assets from state, territorial and local sales and property taxes. We believe that these systems are and should continue to be exempt from certain state, territorial and local sales and property taxes; however, some of our solar energy systems are located in certain jurisdictions where the applicability of these exemptions to solar energy systems is the subject of ongoing litigation and possible legislative change, or else the jurisdiction’s law is uncertain regarding the effect on property and sales tax exemptions of certain complex business reorganizations undergone by us and our subsidiaries. As such, some tax authorities could challenge the availability of these exemptions. If our solar energy systems are determined to be subject to state, territorial or local sales or property taxes, it could negatively impact our financial condition.

Recent tax legislation and future changes in law could adversely affect our business.

The 2017 Tax Act significantly changed the Code, including the taxation of U.S. corporations, by, among other things, reducing the U.S. corporate income tax rate, accelerating the expensing of certain capital expenditures, adopting elements of a territorial tax system, and introducing certain anti-base erosion provisions. Further, the 2017 Tax Act generally (i) limits our annual deductions for interest expense to no more than 30% of our “adjusted taxable income” (plus 100% of our business interest income) for the year, and (ii) permits us to offset only 80% (rather than 100%) of our taxable income with any NOLs we generate after 2017 with an indefinite carryforward.

The 2017 Tax Act is unclear in certain respects and will require interpretations and implementing regulations by the IRS, and the legislation could be subject to potential amendments and technical corrections, any of which could lessen or increase certain adverse impacts of the legislation. As states elect to conform (or else have rolling conformity) to the Code, such interpretations, regulations, amendments, and corrections (including those promulgated by state authorities) could likewise affect our state income and franchise tax obligations. Any of the foregoing changes arising from the 2017 Tax Act, as well as other changes in law not mentioned herein, could adversely impact our business. Furthermore, any future changes in law could affect our tax position and adversely impact our business.

If the IRS makes a determination that the fair market value of our solar energy systems is materially lower than what we have reported in our tax equity vehicles’ tax returns, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such determinations could have a material adverse effect on our business and financial condition.

The basis of our solar energy systems that we report in our tax equity vehicles’ tax returns to claim the Section 48(a) ITC is based on the appraised fair market value of our solar energy systems. Scrutiny by the IRS continues with respect to fair market value determinations industry-wide. We are not aware of any audits or results of audits related to our appraisals or fair market value determinations of any of our tax equity vehicles. If as part of an examination the IRS were to review the fair market value that we used to establish our basis for claiming Section 48(a) ITCs and determine that the Section 48(a) ITCs previously claimed should be reduced, we would owe certain of our tax equity vehicles or our tax equity investors an amount equal to 30% of the investor’s share of the difference between the fair market value used to establish our basis for claiming Section 48(a) ITCs and the adjusted fair market value determined by the IRS, plus any costs and expenses associated with a challenge to that fair market value, plus a gross up to pay for additional taxes. We could also be subject to tax liabilities, including interest and penalties, based on our share of claimed Section 48(a) ITCs. To date, we have not been required to make such payments under any of our tax equity vehicles. We have obtained insurance coverage with respect to certain losses that may be incurred should the Section 48(a) ITCs previously claimed with respect to our tax equity vehicles be reduced. Any such losses could be outside the scope of these insurance policies or exceed insurance policy limits, and we could incur unforeseen costs that could harm our business and financial condition.

If our solar energy systems either cease to be qualifying property or undergo certain changes in ownership within five years of the applicable placed in service date, we may have to pay significant amounts to our tax equity vehicles, our tax equity investors and/or the U.S. government. Such recapture could have a material adverse effect on our business and financial condition.

The Section 48(a) ITCs are subject to recapture under the Code if a solar energy system either ceases to be qualifying property or undergoes certain changes in ownership within five years of its placed in service date. The amount of Section 48(a) ITCs subject to recapture decreases by 20% of the claimed amount on each anniversary of a solar energy system’s placed in service date. If such a recapture event were to occur, we could owe certain of our tax equity vehicles or our tax equity investors an amount equal to such vehicles’ or investors’ share of the Section 48(a) ITCs that were recaptured. We could also be subject to tax liabilities, including interest and penalties, based on our share of recaptured Section 48(a) ITCs. To date, none of the Section 48(a) ITCs claimed with respect to our solar energy systems have been recaptured. Any such recapture could have a material adverse effect on our business and financial condition.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “could,” “contemplate,” “target,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “seek,” “estimate,” “project,” “target,” “predict,” “potential,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	federal, state and local statutes, regulations and policies;

•	determinations of the IRS of the fair market value of our solar energy systems;

•	the price of centralized utility-generated electricity and electricity from other sources and technologies;

•	technical and capacity limitations imposed by operators of the power grid;

•	the availability of tax rebates, credits and incentives, including changes to the rates of, or expiration of, federal tax credits;

•	our need and ability to raise capital to finance the installation and acquisition of distributed residential solar energy systems, refinance existing debt or otherwise meet our liquidity needs;

•	our expectations concerning relationships with third parties, including the attraction, retention and continued existence of our dealers;

•	our ability to retain or upgrade current customers, further penetrate existing markets or expand into new markets;

•	our investment in our platform and new product offerings and the demand for and expected benefits of our platform and product offerings;

•

the ability of our solar energy systems, energy storage assets or other product offerings to operate or deliver energy for any reason, including if interconnection or transmission facilities on which we rely become unavailable;

•	our ability to maintain our brand and protect our intellectual property and customer data;

•	our ability to manage the cost of solar energy systems, energy storage systems and our service offerings;

•	the willingness of and ability of our dealers and suppliers to fulfill their respective warranty and other contractual obligations;

•	our expectations regarding litigation and administrative proceedings;

•	our ability to renew or replace expiring, cancelled or terminated solar service agreements at favorable rates or on a long-term basis;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates as well as from independent industry publications and research, surveys and studies conducted by third parties, including the U.S. Energy Information Administration, the National Renewable Energy Laboratory, Wood Mackenzie Power & Renewables, EnergySage Inc., Deloitte Touche Tohmatsu Limited, the U.S. Census Bureau, the Solar Energy Industries Association, Lazard Financial Advisory, and Bloomberg New Energy Finance Limited (“BNEF”) or other publicly available information. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information and such information involves a number of assumptions and limitations. We have not commissioned, nor are we affiliated with, any of the independent industry sources we cite. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Language Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $152.5 million (or approximately $176.2 million if the underwriters exercise in full their option to purchase additional shares of our common stock), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use a portion of the net proceeds to us from this offering to redeem our senior convertible notes due March 2021, of which $45.4 million aggregate principal amount was outstanding as of June 30, 2019. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The senior convertible notes bear interest at a rate of 9.50%, of which 50% is payable-in-kind in the form of additional principal amount of notes. The statements of intent in this prospectus with respect to the redemption of the senior convertible notes do not constitute a notice of redemption under the indenture governing the senior convertible notes.

We intend to use the remaining net proceeds to us from this offering, including upon exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, including working capital, operating expenses, capital expenditures and repayment of indebtedness.

The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the growth of our business. Pending the use of proceeds to us from this offering as described above, we intend to invest the net proceeds from this offering in short-term and long-term interest-bearing obligations, including government and investment-grade debt securities and money market funds.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our credit agreement contain restrictions on payments of dividends, and we may also enter into other credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our predecessor’s cash and capitalization as of March 31, 2019, as follows:

•	on an actual basis as of March 31, 2019;

•

on an as adjusted basis, giving effect to (i) the Corporate Reorganization (including the Reverse Stock Split), as if such transactions had occurred on March 31, 2019, and (ii) the Subordinated Convertible Note Issuance and the Subordinated Convertible Note Conversion; and

•

on a further adjusted basis to reflect (i) the adjustments set forth above; (ii) the sale by us of 14,000,000 shares of our common stock in this offering at an initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) the application of such estimated net proceeds from this offering as discussed in “Use of Proceeds.”

The following table should be read together with our predecessor’s consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of March 31, 2019
	Actual(1)	As Adjusted		As Further Adjusted
	(in thousands, except share and per share amounts)
Cash	$43,858	$58,758	(2)	$156,045	(3)

Long-term debt(4):
Senior convertible notes(5)(6)	$44,882	$44,882		$—
Subordinated convertible note due 2019(6)(7)	16,995	—		—
Asset-backed securitizations(8)(9)	620,251	620,251		620,251
Warehouse credit facilities(8)(9)	267,742	267,742		267,742
Secured term loans(8)(10)	147,128	147,128		147,128

Total long-term debt	1,096,998	1,080,003		1,035,121
Redeemable noncontrolling interests(11)	94,016	94,016		94,016
Stockholders’ equity:
Series A convertible preferred stock, par value $0.01 per share: 110,000,000 shares authorized, 104,819,659 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted(12)	1,048	—		—
Series C convertible preferred stock, par value $0.01 per share: 40,000,000 shares authorized, 30,344,827 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted(12)	303	—		—
Series A common stock, par value $0.01 per share: 180,000,000 shares authorized, 20,093,529 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted(12)	201	—		—
Series B common stock, par value $0.01 per share: 20,000,000 shares authorized, 55,695 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted and as further adjusted(12)	1	—		—
Common stock, par value $0.0001 per share: no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized and 69,115,618 shares issued and outstanding, as adjusted; and 1,000,000,000 shares authorized and 83,115,618 shares issued and outstanding, as further adjusted	—	7		8
Additional paid-in capital—convertible preferred stock(12)	700,864	—		—
Additional paid-in capital—common stock	85,609	821,079		974,644
Accumulated deficit	(314,711)	(315,550)		(327,533)

Total stockholders’ equity	473,315	505,536		647,119

Total capitalization	$1,664,329	$1,679,555		$1,776,256

(1)

Sunnova Energy International Inc. was incorporated on April 1, 2019 and does not have any historical financial operating results. The data in this table has been derived from the audited historical consolidated financial statements included in this prospectus of Sunnova Energy Corporation, our accounting predecessor.

(2)

Gives effect to the net cash proceeds from the Subordinated Convertible Notes Issuance pursuant to which we issued the $15.0 million 2021 subordinated convertible note to Energy Capital Partners and other investors.

(3)	Gives effect to the redemption of the senior convertible notes with a portion of the net proceeds of this offering.
(4)	Includes current portion of long-term debt and excludes deferred financing costs and debt discounts.
(5)

On June 30, 2019, we had $45.4 million of senior convertible notes outstanding and based on this figure, the aggregate redemption price as of June 30, 2019 for all the senior convertible notes would have been $56.8 million (which includes a premium of $11.4 million), excluding any accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

(6)	These debt facilities are recourse debt.
(7)

Subsequent to March 31, 2019, we issued $15.0 million aggregate principal amount of subordinated convertible notes due 2021 to certain of our existing stockholders. The subordinated convertible notes due 2021 will be converted into preferred stock and then into approximately 1,120,360 shares of our common stock in the Recapitalization Transactions.

(8)	These debt facilities are non-recourse debt.
(9)

Subsequent to March 31, 2019, another of our subsidiaries issued $139.7 million, $14.9 million and $13.0 million in aggregate principal amount of Class A, Class B and Class C, respectively, of Series 2019-A solar loan-backed notes, bearing interest at an annual rate of 3.75%, 4.49% and 5.32%, respectively, each with a maturity date of June 2046. A portion of the proceeds from such issuance was used to repay outstanding borrowings totaling $66.4 million under a warehouse credit facility and repay approximately $82.6 million of outstanding borrowings under a secured revolving credit facility. Additionally subsequent to March 31, 2019, one of our subsidiaries issued an additional $6.4 million aggregate principal amount of RAYS notes in an asset-backed securitization private placement. These transactions are not reflected in the table above. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

(10)

Subsequent to March 31, 2019, we repaid $5.0 million of outstanding borrowings under a collateral-based financing agreement, in connection with the amendment and restatement of that agreement to, among other things, (i) extend the maturity date to January 2021, (ii) decrease the applicable margin for related LIBOR loans to 2.50% and (iii) change the debt covenant regarding the ratio of consolidated EBITDA to debt service to be calculated based on collections from customers and other cash receipts and disbursements (instead of consolidated EBITDA). This repayment is not reflected in the table above. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements.”

(11)

Reflects tax equity investors’ interests in the tax-equity entities. See Note 12, Redeemable Noncontrolling Interests, to our accounting predecessor’s consolidated annual financial statements and Note 11, Redeemable Noncontrolling Interests, to our accounting predecessor’s unaudited condensed consolidated financial statements.

(12)

Reflects the conversion of all of the Series A convertible preferred stock and Series C convertible preferred stock into common stock, the redesignation of all of the Series A common stock as common stock, and the conversion of all of the Series B common stock into common stock.

If the underwriters exercise their option to purchase additional shares of our common stock in full, as further adjusted cash, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of March 31, 2019, would be $179.7 million, $999.8 million, $672.3 million, $1,801.5 million and 85,215,618, respectively.

See the section titled “Prospectus Summary—The Offering” for a description of the shares of our capital stock that are or are not reflected as outstanding shares on an as adjusted basis in the table above.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of March 31, 2019 was $428.8 million, or approximately $49.65 per share (after giving effect to the Reverse Stock Split). Historical net tangible book value per share represents our tangible assets (total assets less intangible assets) less total liabilities and redeemable non-controlling interests divided by the number of shares of outstanding common stock.

Our as adjusted net tangible book value as of March 31, 2019 was $460.7 million, or $6.67 per share. Our as adjusted net tangible book value per share represents the amount of our historical tangible book value as of March 31, 2019, after giving effect to the Recapitalization Transactions (including the Reverse Stock Split), which will occur immediately prior to or contemporaneously with the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of March 31, 2019 would have been $602.9 million, or $7.25 per share. This represents an immediate increase in as adjusted net tangible book value of $0.58 per share to our existing stockholders and an immediate dilution of $4.75 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$12.00
As adjusted net tangible book value per share as of March 31, 2019 (after giving effect to the Recapitalization Transactions (including the Reverse Stock Split)	$6.67
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares of our common stock in this offering	$0.58
As further adjusted net tangible book value per share of our common stock immediately after the completion of this offering (after giving effect to the Recapitalization Transactions (including the Reverse Stock Split)		$7.25

Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering		$4.75

The following table presents, as of March 31, 2019, after giving effect to (i) the Recapitalization Transactions (including the Reverse Stock Split) and (ii) the sale by us of shares of our common stock in this offering at the initial public offering price of $12.00 per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	69,115,618	83%	$803,227	83%	$11.62
Investors purchasing shares of our common stock in this offering	14,000,000	17%	$168,000	17%	$12.00

Totals	83,115,618	100%	$971,227	100%	$11.69

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own 81% and the investors purchasing shares of our common stock in this offering would own 19% of the total number of shares of our common stock outstanding immediately after completion of this offering, after giving effect to the Recapitalization Transactions (including the Reverse Stock Split).

See the section titled “Prospectus Summary—The Offering” for a description of the shares of our capital stock that are or are not reflected as outstanding shares on an as adjusted basis in the table and discussion above.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

Sunnova Energy International Inc. was incorporated on April 1, 2019 and does not have any historical financial results. The following table shows selected historical financial data of our accounting predecessor, Sunnova Energy Corporation.

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for each of the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$26,715	$19,784	$104,382	$76,856
Operating expenses:
Cost of revenue—depreciation	9,653	7,845	34,710	25,896
Cost of revenue—other	652	412	2,007	1,444
Operations and maintenance	2,254	2,340	14,035	4,994
General and administrative	18,681	16,356	67,430	54,863
Other operating expense (income)	(18)	(16)	(70)	14

Total operating expenses, net	31,222	26,937	118,112	87,211

Operating loss	(4,507)	(7,153)	(13,730)	(10,355)

Interest expense, net	29,167	3,790	45,132	56,650
Interest expense, net—affiliates	1,822	2,493	9,548	23,177
Other income	—	—	(1)	—

Loss before income tax	(35,496)	(13,436)	(68,409)	(90,182)

Income tax	—	—	—	—

Net loss	(35,496)	(13,436)	(68,409)	(90,182)
Net income attributable to redeemable noncontrolling interests	3,018	774	5,837	903

Net loss attributable to common stockholders—basic and diluted	$(38,514)	$(14,210)	$(74,246)	$(91,085)

Net loss per share attributable to stockholders—basic and diluted(1)	$(2.52)	$(2.07)	$(6.74)	$(6.02)
Weighted average shares used to compute net loss per share attributable to stockholders—basic and diluted	20,146,724	20,144,224	20,144,275	20,140,638

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands)

Cash Flow Data:
Net cash used in operating activities	$(24,430)	$(19,220)	$(11,570)	$(48,967)
Net cash used in investing activities	$(92,680)	$(84,310)	$(348,849)	$(289,133)
Net cash provided by financing activities	$109,351	$145,791	$365,687	$369,893

Other Financial Data:(2)
Adjusted EBITDA	$8,068	$4,620	$41,119	$23,404
Interest income from customer notes receivable	$2,328	$1,133	$6,147	$3,003
Principal proceeds from customer notes receivable, net of related Easy Own revenue	$3,429	$1,349	$6,812	$2,360
Adjusted Operating Cash Flows	$(18,046)	$(15,164)	$8,416	$(44,543)
Adjusted Operating Expense	$18,647	$15,164	$63,264	$53,452
Adjusted Operating Expense per weighted average customer	$301	$317	$1,185	$1,378

(1)

See Note 15, Basic and Diluted Net Loss per Share, to our accounting predecessor’s consolidated annual financial statements. and Note 13, Basic and Diluted Net Loss per Share, to our accounting predecessor’s unaudited condensed consolidated financial statements.

(2)

Adjusted EBITDA, Adjusted Operating Cash Flows, Adjusted Operating Expense and Adjusted Operating Expense per weighted average customer are not financial measures calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). See “—Non-GAAP Reconciliation” for information regarding our use of these non-GAAP financial measures and reconciliations of each such measure to its most directly comparable GAAP equivalent.

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$85,954	$89,533	$81,277
Property and equipment, net	$1,399,299	$1,328,457	$1,113,073
Total assets	$1,769,463	$1,665,085	$1,328,788
Long-term debt, net (including current portion)	$1,067,882	$959,895	$831,325
Total liabilities	$1,202,132	$1,078,286	$919,014
Total stockholders’ equity	$473,315	$501,119	$371,184

Non-GAAP Reconciliation:

Adjusted EBITDA. We define Adjusted EBITDA as net income/net loss plus net interest expense, depreciation and amortization expense, income tax expense, financing deal costs, disaster losses and related charges, net, legal settlements, and excluding the effect of certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, costs of the initial public offering and other non-cash items such as asset retirement obligations (“AROs”) accretion expense and non-cash compensation expense.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(35,496)	$(13,436)	$(68,409)	$(90,182)
Interest expense, net	29,167	3,790	45,132	56,650
Interest expense, net—affiliates	1,822	2,493	9,548	23,177
Depreciation expense	11,012	8,964	39,290	29,482
Amortization expense	5	33	133	133

EBITDA	6,510	1,844	25,694	19,260
Non-cash compensation expense(1)	387	726	3,410	1,495
Asset retirement obligation accretion expense	313	211	1,183	704
Financing deal costs	119	1,523	1,902	336
Disaster losses and related charges, net	—	316	8,217	1,034
Initial public offering costs	739	—	563	—
Legal settlements	—	—	150	575

Adjusted EBITDA	$8,068	$4,620	$41,119	$23,404

(1)

Amount includes non-cash effect of equity-based compensation plans of $0.3 million and $0.7 million for the three months ended March 31, 2019 and 2018 and $3.0 million and $1.5 million for the years ended December 31, 2018 and 2017, respectively, and partial forgiveness of a loan to an executive officer used to purchase our capital stock of $0.1 million for the three months ended March 31, 2019 and $0.4 million for the year ended December 31, 2018.

Adjusted Operating Cash Flow. We define Adjusted Operating Cash Flow as net cash used in operating activities plus principal proceeds from customer notes receivable and distributions to redeemable noncontrolling interests less payments to dealers for exclusivity and other bonus arrangements and inventory purchases.

Adjusted Operating Cash Flow is a non-GAAP financial measure we use as a liquidity measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of liquidity. The GAAP measure most directly comparable to Adjusted Operating Cash Flow is net cash used in operating activities. We believe Adjusted Operating Cash Flow is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of our ability to internally fund origination activities, service or incur additional debt and service our contractual obligations. We believe investors and analysts will use Adjusted Operating Cash Flow to evaluate our liquidity and ability to service our contractual obligations. However, Adjusted Operating Cash Flow has limitations as an analytical tool because it does not account for all future expenditures and financial obligations of the business or reflect unforeseen circumstances that may impact our future cash flows, all of which could have a material effect on our financial condition and results from operations. In addition, our calculations of Adjusted Operating Cash Flow are not necessarily comparable to liquidity measures presented by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net cash used in operating activities.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands)
Reconciliation of Net Cash Used in Operating Activities to Adjusted Operating Cash Flows:
Net cash used in operating activities	$(24,430)	$(19,220)	$(11,570)	$(48,967)
Principal proceeds from customer notes receivable	3,757	1,526	7,715	2,816
Distributions to redeemable noncontrolling interests	(3,652)	(339)	(2,017)	(294)
Payments to dealers for exclusivity and other bonus arrangements	2,000	—	—	—
Inventory purchases	4,279	2,869	14,288	1,902

Adjusted Operating Cash Flows	$(18,046)	$(15,164)	$8,416	$(44,543)

Adjusted Operating Expense. We define Adjusted Operating Expense as total operating expense less depreciation and amortization expense, non-cash compensation expense, asset retirement obligation accretion expense, financing deal costs, disaster losses and related charges, net, initial public offering costs and legal settlements.

Adjusted Operating Expense is a non-GAAP financial measure we use as a performance measure. We believe investors and securities analysts will also use Adjusted Operating Expense in evaluating our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted Operating Expense is total operating expenses. We believe Adjusted Operating Expense is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of the efficiency of our operations between reporting periods. Adjusted Operating Expense should not be considered an alternative to but viewed in conjunction with GAAP total operating expenses, as we believe it provides a more complete understanding of our performance than GAAP measures alone. Adjusted Operating Expense has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP, including total operating expenses.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Operating Expense to Adjusted Operating Expense:
Operating expense	$31,222	$26,937	$118,112	$87,211
Depreciation expense	(11,012)	(8,964)	(39,290)	(29,482)
Amortization expense	(5)	(33)	(133)	(133)
Non-cash compensation expense	(387)	(726)	(3,410)	(1,495)
Asset retirement obligation accretion expense	(313)	(211)	(1,183)	(704)
Financing deal costs	(119)	(1,523)	(1,902)	(336)
Disaster losses and related charges, net	(—)	(316)	(8,217)	(1,034)
Initial public offering costs	(739)	(—)	(563)	(—)
Legal settlements	(—)	(—)	(150)	(575)

Adjusted Operating Expense	$18,647	$15,164	$63,264	$53,452

Adjusted Operating Expense per weighted average customer	$301	$317	$1,185	$1,378

Operational Metrics

We regularly review a number of metrics, including the following key operational metrics, to evaluate and manage the ongoing operations of the business, measure our performance against peers and competitors, identify key competitive trends affecting our industry, and inform strategic decisions on future growth strategy. For additional information about our key operating metrics, including their definitions and limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operational Metrics.”

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited, in millions except per customer data)
Estimated total gross customer value	$1,771	$1,675	$1,276
Estimated gross customer value per customer	$27,846	$27,778	$27,921

	Three Months Ended March 31, 2019	Year Ended December 31,
		2018	2017
	(Unaudited, in millions except per customer data)
Estimated net system value	$25	$124	$106
Estimated net system value per new customer	$7,639	$8,509	$8,308

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
Weighted average number of customers	62,000	47,800	53,400	38,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the historical financial condition and results of operations of our accounting predecessor should be read in conjunction with “Selected Consolidated Financial Data” and the audited consolidated financial statements and unaudited condensed consolidated financial statements of our accounting predecessor and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Cautionary Language Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Unless the context otherwise requires, the terms “Registrant,” “Sunnova,” “the company,” “we,” “us” and “our” refer to (i) Sunnova Energy Corporation and its consolidated subsidiaries when used in a historical context for any period presented and (ii) Sunnova Energy International Inc. and its consolidated subsidiaries after giving effect to the transactions described under “Corporate Reorganization.”

Company Overview

We are a leading residential solar and energy storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Our goal is to be a leading provider of clean, affordable and reliable energy for consumers, and we operate with a simple mission: to power energy independence. We were founded to deliver customers a better energy service at a better price, and through our solar and solar plus energy storage service offerings we are disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

We have a differentiated residential solar dealer model in which we work hand-in-hand with local dealers who originate, design and install our customers’ solar energy and energy storage systems on our behalf. Our unique focus on our dealer model enables us to leverage our dealers’ specialized knowledge, connections and experience in local markets to drive customer origination while providing our dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to our peers, furthering our competitive advantage.

The services we provide are integral to our customers’ value proposition. These include operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and energy storage system, as appropriate, and diagnostics.

We offer customers products to power their homes with affordable solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense to the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers. Our solar service agreements take the form of a lease, power purchase agreement (“PPA”) or loan. The initial term of our solar service agreements is typically 25 years, or in the case of standalone energy storage services, 10 years. Service is an integral part of our agreements and includes operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and battery, as appropriate, and diagnostics. During the life of the contract we have the opportunity to integrate related and evolving home servicing and monitoring technologies to upgrade the flexibility and reduce the cost of our customers’ energy supply.

In the case of leases and PPAs, we also currently receive tax benefits and other incentives from federal, state and local governments, a portion of which we finance through tax equity, non-recourse debt structures and hedging arrangements in order to fund our upfront costs, overhead and growth investments. We have an established track record of attracting capital from diverse sources. Since inception, we have raised more than $4.0 billion in total capital commitments from equity, debt and tax equity investors.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated third parties. Under these arrangements, we agree to provide such monitoring, maintenance and repair services to these customers for the life of the service contract that they sign with us. We believe the quality and scope of our comprehensive energy service offerings, whether to customers that obtained their solar energy system through us or through another party, is a key differentiator between us and our competitors.

We commenced operations in January 2013 and began providing solar energy services under our first solar energy system in April 2013. Since then, our brand, innovation and focused execution have driven significant growth in our market share and in the number of customers on our platform. We operate one of the largest fleets of residential solar energy systems in the United States, comprising more than 455 megawatts of generation capacity and serving more than 63,000 customers.

Securitizations

We securitize qualifying solar energy systems and related solar service agreements into special purpose entities who issue solar asset-backed notes to institutional investors as a source of long-term financing. We also securitize the cash flows generated by the membership interests in certain of our indirect, wholly-owned subsidiaries that are the managing member of a tax equity fund that owns a pool of solar energy systems and related solar service agreements that were originated by one of our wholly-owned subsidiaries. We do not securitize the ITC incentives associated with the solar energy systems as part of these arrangements. The cash flows generated by these solar energy systems are used to service the quarterly or semi-annual principal and interest payments on the notes and satisfy the expenses and reserve requirements of the special purpose entities, with any remaining cash distributed to their sole members, who are typically our indirect wholly-owned subsidiaries. In connection with these securitizations, certain of our affiliates receive a fee for managing and servicing the solar energy systems pursuant to management, servicing, facility administration and asset management agreements. The special purpose entities are also typically required to maintain a liquidity reserve account and a reserve account for inverter replacements and, in certain cases, reserve accounts for financing fund purchase option/withdrawal right exercises or storage system replacement for the benefit of the lenders under the applicable series of notes, each of which are funded from initial deposits or cash flows to the levels specified therein. The creditors of these special purpose entities have no recourse to our other assets except as expressly set forth in the terms of the notes. We issued $254.8 million and $262.7 million in solar asset-backed notes in 2017 and 2018, respectively, and issued $532.1 million in solar asset-backed notes in 2019 through June 30, 2019. For additional information on our securitizations, see “—Liquidity and Capital Resources—Financing Arrangements”, Note 7, Long-Term Debt, to our accounting predecessor’s consolidated annual financial statements and Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements.

Tax Equity Funds

Our ability to offer long-term solar service agreements depends in part on our ability to finance the installation of the solar energy systems by co-investing with tax equity investors such as large banks who value the resulting customer receivables and Section 48(a) ITCs, accelerated tax depreciation and other incentives related to the solar energy systems primarily through structured investments known as “tax equity.” Tax equity investments are generally structured as non-recourse project financings known as “tax equity funds.” In the context of distributed generation solar energy, tax equity investors make an upfront advance payment to a sponsor through a tax equity fund in exchange for a share of the tax attributes and cash flows emanating from an underlying portfolio of solar energy systems. In these tax equity funds, the U.S. federal tax attributes offset taxes that otherwise would have been payable on the investors’ other operations. The terms and conditions of each tax equity fund vary significantly by investor and by fund. We continue to negotiate with financial investors to create additional tax equity funds.

In general, our tax equity funds are structured using the “partnership flip” structure. Under partnership flip structures, we and our tax equity investors contribute cash into a partnership company. The partnership uses this cash to acquire long-term solar service agreements and solar energy systems developed by us and sells energy from such systems to customers or directly leases the solar energy systems to customers. We assign these solar service agreements, solar energy systems and related incentives to our tax equity funds in accordance with the criteria of the specific funds. Upon such assignment and the satisfaction of certain conditions precedent, we are able to draw down on the tax equity fund commitments. The conditions precedent to funding vary across our tax equity funds but generally require that we have entered into a solar service agreement with the customer, that the customer meets certain credit criteria, that the solar energy system is expected to be eligible for the Section 48(a) ITC, that we have a recent appraisal from an independent appraiser establishing the fair market value of the system and that the property is in an approved state or territory. All of the capital contributed by our tax equity investors into the tax equity funds is, depending on the tax equity fund structure, either paid to us to acquire solar energy systems or distributed to us following our contribution of solar energy systems to the tax equity fund. Some tax equity investors have additional criteria that are specific to those tax equity funds. Once received by us, these proceeds are generally used for working capital or capital expenditures to develop and deliver solar energy systems. Each tax equity investor receives a minimum target rate of return, typically on an after-tax basis, which varies by tax equity fund. Prior to a date certain based on the expiration of the Section 48(a) ITC recapture period for the last project to be placed in service, the tax equity investor receives substantially all of the non-cash value attributable to the systems, which includes accelerated depreciation and Section 48(a) ITCs, and a scheduled cash distribution; however, we receive a majority of the cash distributions, which are typically paid quarterly. After such date, we receive substantially all of the cash. Under the partnership flip structure, in part owing to the allocation of depreciation benefits to the investor, the investor’s pre-tax return is much lower than the investor’s after-tax return.

We have determined that we are the primary beneficiary in these partnership flip structures for accounting purposes. Accordingly, we consolidate the assets and liabilities and operating results of these partnerships in our consolidated financial statements. We recognize the tax equity investors’ share of the net assets of the tax equity funds as non-controlling interests and redeemable non-controlling interests in our consolidated balance sheets. These income or loss allocations, reflected on our consolidated statement of operations, may create significant volatility in our reported results of operations, including potentially changing net loss to net income, or vice versa, from quarter to quarter.

We typically have an option to acquire, and our tax equity investors may have an option to withdraw and require us to purchase, all of the equity interests that our tax equity investor holds in the tax equity funds approximately six years after the last solar energy system in each tax equity fund is operational. If we or our tax equity investors exercise this option, we are typically required to pay at least the fair market value of the tax equity investor’s equity interest. Following such exercise, we would receive 100% of the customer payments for the remainder of the term of the solar service agreements.

We received commitments of $167.5 million and $17.0 million in 2017 and 2018, respectively, and received commitments of $50.0 million in 2019 through March 31, 2019, through the use of tax equity funds, of which an aggregate of $169.3 million has been funded as of March 31, 2019. On May 25, 2019 and June 10, 2019, we received non-binding indications of interest for up to $150.0 million and $185.7 million, respectively, of additional tax equity funds from certain affiliates of the underwriters. There can be no guarantee that we will execute definitive documentation relating to these facilities or that these facilities will close. For additional information on these partnerships, see Note 12, Redeemable Noncontrolling Interests, to our accounting predecessor’s consolidated annual financial statements and Note 11, Redeemable Noncontrolling Interests, to our accounting predecessor’s unaudited condensed consolidated financial statements.

Key Financial and Operational Metrics

We regularly review a number of metrics, including the following key operational and financial metrics, to evaluate our business, measure our performance and liquidity, identify trends affecting our business, formulate our financial projections and make strategic decisions.

Operational Metrics

We regularly review a number of metrics, including the following key operational metrics, to evaluate and manage the ongoing operations of the business, measure our performance against peers and competitors, identify key competitive trends affecting our industry, and inform strategic decisions on future growth strategy.

Number of Customers. We define number of customers to include each customer that is party to an in-service solar service agreement. For our leases, PPAs and loan agreements, in-service means the related solar energy system and, if applicable, energy storage system, must have met all the requirements to begin operation and be interconnected to the electrical grid. For our Sunnova Protect services, in-service means the customer’s system must have met the requirements to have the service activated. We do not include in our number of customers any customer under a lease, PPA or loan agreement for whom we have terminated the contract and removed the solar energy system. We also do not include in our number of customers any customer of our Sunnova Protect services that has been in default under his or her solar service agreement in excess of six months. We track the total number of customers as an indicator of our historical growth and our rate of growth from period to period.

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited)
Number of customers	63,600	60,300	45,700

Weighted Average Number of Customers. We calculate the weighted average number of customers based on the number of months a given customer is in-service during a given measurement period. The weighted average customer count reflects the number of customers at the beginning of a period, plus the total number of new customers added in the period adjusted by a factor that accounts for the partial period nature of those new customers. For purposes of this calculation, we assume all new customers added during a month were added in the middle of that month. We track the weighted average customer count in order to accurately reflect the contribution of the appropriate number of customers to key financial metrics over the measurement period.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited)
Weighted average number of customers (excluding loan agreements)	55,300	44,900	49,200	37,000
Weighted average number of customers with loan agreements	6,700	2,900	4,200	1,800

Weighted average number of customers	62,000	47,800	53,400	38,800

Estimated gross customer value

We calculate estimated gross customer value as the sum of estimated contracted gross customer value and estimated renewal gross customer value, as defined below. We use estimated gross customer value to measure the approximate value of our existing customer base in making strategic and financial decisions, and we believe estimated gross customer value can serve as a useful tool for investors and analysts in comparing the remaining value of our customer contracts to peers.

Estimated contracted gross customer value as of a specific measurement date represents the sum of the present value of the remaining estimated future net cash flows we expect to receive from existing customers during the initial contract term of our solar leases and PPAs, which are typically 25 years in length, plus the present value of future net cash flows we expect to receive from the sale of related SRECs, either under existing contracts or in future sales, plus the carrying value of outstanding customer loans on our balance sheet. From these aggregate estimated initial cash flows, we subtract the present value of estimated net cash distributions to redeemable noncontrolling interests and estimated operating, maintenance and administrative expenses associated with the solar service agreements. These estimated future cash flows reflect the projected monthly customer payments over the life of our solar service agreements and depend on various factors including but not limited to solar service agreement type, contracted rates, expected sun hours and the projected production capacity of the solar equipment installed. For the purpose of calculating this metric, we discount all future cash flows at 6%.

The anticipated operating, maintenance and administrative expenses included in the calculation of estimated contracted gross customer value include, among other things, expenses related to accounting, reporting, audit, insurance, maintenance and repairs. In the aggregate, we estimate these expenses are $20 per kilowatt per year initially, with 2% annual increases for inflation. We do not include maintenance and repair costs for inverters and similar equipment as those are largely covered by the applicable product and dealer warranties for the life of the product, but we do include additional cost for energy storage systems, which are only covered by a 10-year warranty. Expected distributions to tax equity investors vary among the different tax equity funds and are based on individual tax equity fund contract provisions.

Estimated renewal gross customer value as of a specific measurement date represents the sum of the present value of future net cash flows we would receive from customers during two five-year renewal terms of our leases and PPAs, plus the present value of future net cash flows we expect to receive from the sale of related SRECs, either under existing contracts or in future sales. From these aggregate estimated renewal cash flows we subtract the present value of estimated net cash distributions to redeemable noncontrolling interests and the estimated operating, maintenance and administrative expenses associated with the solar service agreements (as described above). For the purpose of calculating this metric, we discount all future cash flows at 6%. To calculate estimated renewal gross customer value, we use the established industry convention, which assumes 100% of solar leases and PPAs are renewed, due to the expected useful life of the system and costs to the customer associated with an election to purchase or remove the equipment. We further assume that these contracts are renewed at 90% of the contractual price in effect at expiration of the term of the solar service agreement. Because the customer has two renewal options of five years each, for the second renewal period we assume a contractual price of 90% of the price in the first renewal period. Our loan agreements do not contain a renewal feature, and therefore are not included in estimated renewal gross customer value.

Because all of our customers have many years remaining on their solar service agreements and many factors will affect a customer’s decision to renew, it is difficult to predict what percentage of our customers will actually renew their solar service agreement as opposed to exercising a purchase option (in the case of the PPAs) or requesting removal of the system, whether such renewal would be for one or both five-year renewal periods, and what the rates of such renewals and purchases would be. We are therefore not predicting that all customers will renew or that they will renew at 90% of the contractual price at the expiration of the prior term but are presenting this information for illustrative purposes only and as a comparison to information published by our peers. We would note the life expectancy of the equipment extends beyond the initial term of the solar service agreement such that customers could continue to receive energy from the solar energy systems at the end of the initial term should they choose to do so. We also note the other options available to customers will be to purchase the solar energy system from us at the end of the term or to have us remove the solar energy system, each of which will have its associated costs for the customer and corresponding revenues to us.

Estimated gross customer value per customer is calculated by dividing the estimated gross customer value by our number of customers, in each case as of a specific measurement date. The table below shows the calculation of estimated gross customer value, estimated contracted gross customer value and estimated renewal gross customer value as of March 31, 2019 and December 31, 2018 and 2017, calculated using a 6% discount rate.

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited, in millions)
Estimated contracted gross customer value	$1,568	$1,476	$1,127
Estimated renewal gross customer value	203	199	149

Estimated total gross customer value	$1,771	$1,675	$1,276

	As of March 31, 2019	As of December 31,
		2018	2017
	(Unaudited)
Estimated gross customer value per customer	$27,846	$27,778	$27,921

Operational Metrics Sensitivity Analysis

The calculation of estimated gross customer value and associated operational metrics requires us to make a number of assumptions regarding future revenues and costs which may not prove accurate. Accordingly, we present below a sensitivity analysis with a range of assumptions. We consider a discount rate of 6% to be appropriate based on industry practice and recent transactions that demonstrate a portfolio of residential solar service agreements is an asset class that can be securitized successfully on a long-term basis, with a coupon of less than 6%. The appropriate discount rate for these estimates may change in the future due to the level of inflation, rising interest rates, our cost of capital and consumer demand for solar energy systems. In addition, the tables below provide a range of estimated gross customer value amounts if different cumulative customer loss and renewal assumptions were used (with renewal contractual price of contracts expressed as a percentage of the customer’s current rate). We are presenting this information for illustrative purposes only and as a comparison to information published by our peers.

Estimated contracted gross customer value

	As of March 31, 2019
	Discount rate
Cumulative customer loss rate	4%	6%	8%
	(Unaudited, in millions)
5%	$1,795	$1,545	$1,354
0%	$1,827	$1,568	$1,373

Estimated renewal gross customer value

	As of March 31, 2019
	Discount rate
Rate of renewed contract	4%	6%	8%
	(Unaudited, in millions)
80%	$290	$172	$103
90%	$343	$203	$121
100%	$398	$235	$140

Estimated gross customer value

	As of March 31, 2019
	Discount rate
Rate of renewed contract	4%	6%	8%
	(Unaudited, in millions)
80%	$2,117	$1,740	$1,476
90%	$2,170	$1,771	$1,494
100%	$2,225	$1,803	$1,513

Estimated net system value

Estimated net system value represents the total discounted future net cash flows expected to be received with respect to new customers during a specified period. We use the methodology for determining estimated gross customer value set forth above as a starting point to calculate our estimated net system value, as described below.

Estimated net system value represents the sum of estimated gross customer value, plus expected or received utility and up-front governmental incentives, to the extent not included in such estimated gross customer value, plus expected or received contributions from tax equity fund investors for redeemable non-controlling interests in tax equity vehicles, as each relates to new customers placed in service within a specified period. From these aggregate estimated values, we subtract payments made or expected to be made to our dealers associated with customer solar energy systems.

We believe estimated net system value can be a useful tool in providing an estimate of all sources of cash flow, net of certain expenses, not just from customers but also from incentives, tax equity and dealers (but before debt financing proceeds), attributable to new customers during the reported period. As such, we believe estimated net system value supplements estimated gross customer value by providing a measure of the present value of all cash generated by our new solar energy systems subject to solar service agreements over the reported period. Our systems origination and installations have been and will continue to be impacted by seasonality, particularly in the first and fourth quarters, resulting from decreased sales through the holiday season and weather-related installation delays.

	Three Months Ended March 31, 2019	Year Ended December 31,
		2018	2017
	(Unaudited, in millions, except per customer data)
Estimated net system value	$25	$124	$106
Estimated net system value per new customer	$7,639	$8,509	$8,308

Estimated contracted gross customer value, estimated renewal gross customer value, estimated gross customer value, estimated gross customer value per customer, estimated net system value and estimated net system value per new customer amounts are presented as of specific dates. These estimates are forward-looking numbers based on management’s beliefs and assumptions and on information currently available. Although we believe we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may prove to be inaccurate over time. Such inaccuracies could be material, particularly given that the estimates relate to cash flows up to 35 years in the future and given the various factors described under the section of this prospectus captioned “Risk Factors,” including, but not limited to, amendments to and decreases in the rates of our solar service agreements, decreases in the number of customers who live in states with higher utility rates, non-payment of obligated amounts by the tax equity investors and our SREC counterparties, declines in utility rates for residential electricity, underperformance of the solar energy systems, payment defaults by our customers, cancellations of solar service agreements, solar energy system transfers, competition from other distributed solar energy companies, development in the distributed solar energy market and the energy market more broadly, technological innovation, macroeconomic conditions, developments in the regulatory environment, inflation, reliability of inverters and other equipment, the level of government incentives and changes in market prices for SRECs. Any of these factors could cause our actual results to differ materially from our calculations.

Furthermore, other companies may calculate these metrics differently than we do now or in the future, which would reduce their usefulness as a comparative measure.

Estimated contracted gross customer value, estimated renewal gross customer value, estimated gross customer value, estimated gross customer value per customer, estimated net system value and estimated net system value per new customer amounts included in this document have been prepared by, and are the responsibility of, management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying estimated contracted gross customer value, estimated renewal gross customer value, estimated gross customer value, estimated gross customer value per customer, estimated net system value and estimated net system value per new customer and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to our previously issued consolidated financial statements. It does not extend to the estimated contracted gross customer value, estimated renewal gross customer value, estimated gross customer value, estimated gross customer value per customer, estimated net system value and estimated net system value per new customer and should not be read to do so.

Non-GAAP Financial Measures

Adjusted EBITDA. We define Adjusted EBITDA as net income/net loss plus net interest expense, depreciation and amortization expense, income tax expense, financing deal costs, disaster losses and related charges, net, legal settlements, and excluding the effect of certain non-recurring items that we do not consider to be indicative of our ongoing operating performance such as, but not limited to, costs of the initial public offering and other non-cash items such as asset retirement obligations (“AROs”) accretion expense and non-cash compensation expense.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use Adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(35,496)	$(13,436)	$(68,409)	$(90,182)
Interest expense, net	29,167	3,790	45,132	56,650
Interest expense, net—affiliates	1,822	2,493	9,548	23,177
Depreciation expense	11,012	8,964	39,290	29,482
Amortization expense	5	33	133	133

EBITDA	6,510	1,844	25,694	19,260
Non-cash compensation expense(1)	387	726	3,410	1,495
Asset retirement obligation accretion expense	313	211	1,183	704
Financing deal costs	119	1,523	1,902	336
Disaster losses and related charges, net	—	316	8,217	1,034
Initial public offering costs	739	—	563	—
Legal settlements	—	—	150	575

Adjusted EBITDA	$8,068	$4,620	$41,119	$23,404

(1)

Amount includes non-cash effect of equity-based compensation plans of $0.3 million and $0.7 million for the three months ended March 31, 2019 and 2018 and $3.0 million and $1.5 million for the years ended December 31, 2018 and 2017, respectively, and partial forgiveness of a loan to an executive officer used to purchase our capital stock of $0.1 million for the three months ended March 31, 2019 and $0.4 million for the year ended December 31, 2018.

Adjusted Operating Cash Flow. We define Adjusted Operating Cash Flow as net cash used in operating activities plus principal proceeds from customer notes receivable and distributions to redeemable noncontrolling interests less payments to dealers for exclusivity and other bonus arrangements and inventory purchases.

Adjusted Operating Cash Flow is a non-GAAP financial measure we use as a liquidity measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of liquidity. The GAAP measure most directly comparable to Adjusted Operating Cash Flow is net cash used in operating activities. We believe Adjusted Operating Cash Flow is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of our ability to internally fund origination activities, service or incur additional debt and service our contractual obligations. We believe investors and analysts will use Adjusted Operating Cash Flow to evaluate our liquidity and ability to service our contractual obligations. However, Adjusted Operating Cash Flow has limitations as an analytical tool because it does not account for all future expenditures and financial obligations of the business or reflect unforeseen circumstances that may impact our future cash flows, all of which could have a material effect on our financial condition and results from operations. In addition, our calculations of Adjusted Operating Cash Flow are not necessarily comparable to liquidity measures presented by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net cash used in operating activities.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands)
Reconciliation of Net Cash Used in Operating Activities to Adjusted Operating Cash Flows:
Net cash used in operating activities	$(24,430)	$(19,220)	$(11,570)	$(48,967)
Principal proceeds from customer notes receivable	3,757	1,526	7,715	2,816
Distributions to redeemable noncontrolling interests	(3,652)	(339)	(2,017)	(294)
Payments to dealers for exclusivity and other bonus arrangements	2,000	—	—	—
Inventory purchases	4,279	2,869	14,288	1,902

Adjusted Operating Cash Flows	$(18,046)	$(15,164)	$8,416	$(44,543)

Adjusted Operating Expense. We define Adjusted Operating Expense as total operating expenses less depreciation and amortization expense, non-cash compensation expense, asset retirement obligation accretion expense, financing deal costs, disaster losses and related charges, net, initial public offering costs and legal settlements.

Adjusted Operating Expense is a non-GAAP financial measure we use as a performance measure. We believe investors and securities analysts will also use Adjusted Operating Expense in evaluating our performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted Operating Expense is total operating expenses. We believe Adjusted Operating Expense is a supplemental financial measure useful to management, analysts, investors, lenders and rating agencies as an indicator of the efficiency of our operations between reporting periods. Adjusted Operating Expense should not be considered an alternative to but viewed in conjunction with GAAP total operating expenses, as we believe it provides a more complete understanding of our performance than GAAP measures alone. Adjusted Operating Expense has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP, including total operating expenses.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017
	(Unaudited, in thousands except per customer data)
Reconciliation of Operating Expense to Adjusted Operating Expense:
Operating expense	$31,222	$26,937	$118,112	$87,211
Depreciation expense	(11,012)	(8,964)	(39,290)	(29,482)
Amortization expense	(5)	(33)	(133)	(133)
Non-cash compensation expense	(387)	(726)	(3,410)	(1,495)
Asset retirement obligation accretion expense	(313)	(211)	(1,183)	(704)
Financing deal costs	(119)	(1,523)	(1,902)	(336)
Disaster losses and related charges, net	(—)	(316)	(8,217)	(1,034)
Initial public offering costs	(739)	(—)	(563)	(—)
Legal settlements	(—)	(—)	(150)	(575)

Adjusted Operating Expense	$18,647	$15,164	$63,264	$53,452

Adjusted Operating Expense per weighted average customer	$301	$317	$1,185	$1,378

Significant Factors and Trends Affecting Our Business

Our results of operations and our ability to grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products that we may acquire or seek to acquire in the future.

Financing Availability. Our future growth depends in significant part on our ability to raise capital from third-party investors on competitive terms to help finance the origination of our solar energy systems under our solar service agreements. We have historically used debt, such as asset-backed securitizations and warehouse facilities, tax equity, preferred equity and other financing strategies to help fund our operations. From our inception to June 30, 2019, we have raised over $4.0 billion in indebtedness, tax equity funds and preferred equity. With respect to tax equity, there are a limited number of potential tax equity investors and the competition for this investment capital is intense. The principal tax credit on which tax equity investors in our industry rely is the Section 48(a) ITC. The amount for the Section 48(a) ITC is equal to 30% of the value of eligible solar property. By statute, the Section 48(a) ITC percentage is scheduled to decrease to 26% on January 1, 2020, 22% on January 1, 2021 and 10% on January 1, 2022. This reduction in the Section 48(a) ITC will likely reduce our ability to use tax equity financing in the future. Our ability to raise capital from third-party investors is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business.

Cost of Solar Energy Systems. Although the solar panel market has seen an increase in supply, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties and an increase in demand. As a result of these developments, we will likely pay higher prices on imported solar modules, making it less economical for us to serve certain markets. For additional detail regarding changing price dynamics, see “Risk Factors—Risks Related to Regulations—Increases in the cost of solar energy systems due to tariffs imposed by the U.S. government could have a material adverse effect on our business, financial condition and results of operations” and “Risk Factors—Risks Related to Our Business—Our business has benefited from the declining cost of solar energy system components, and our business may be harmed to the extent that declines in the cost of such components stabilize or that such costs increase in the future.”

Energy Storage Systems. Our energy storage systems increase our customers’ independence from the centralized utility and provide on-site backup power when there is a grid outage due to storms, wildfires, other natural disasters and general power failures caused by supply or transmission issues. In addition, at times it can be more economic to consume less energy from the grid or, alternatively, to export solar energy back to the grid. Recent technological advancements for energy storage systems allow the system to adapt to pricing and utility rate shifts by controlling the inflows and outflows of power, allowing customers to increase the value of their solar plus storage system. The energy storage system charges during the day, making the energy it stores available to the home when needed. It also features software that can customize power usage for the individual customer, providing backup power, optimizing solar energy consumption vs. grid consumption or preventing export to the grid as appropriate. The software is tailored based on utility regulation, economic indicators and grid conditions. The combination of energy control, increased energy resilience and independence from the grid is strong incentive for customers to adopt solar and energy storage. As energy storage systems and their related software features become more advanced, we expect to see increased adoption of energy storage systems.

Government Regulations, Policies and Incentives. Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed residential solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, SRECs, tax abatements, rebate and renewable target incentive programs and tax credits, particularly the federal tax credits. The sale of SRECs has constituted a significant portion of our revenue historically. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed residential solar to us, our dealers and our customers in applicable markets, which could reduce our customer acquisition opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed residential solar energy may decline, which could harm our business. For additional detail about these government regulations, policies and incentives, see “Industry Overview—Policies and Incentives” and “Business—Government Regulations.” For more information about the risks associated with these government policies and incentives, see “Risk Factors—Risks Related to Regulations.”

Components of Results of Operations

Revenue. We recognize revenue from contracts with customers as our performance obligations are satisfied at a transaction price reflecting an amount of consideration based upon an estimated rate of return. This rate of return is expressed as the solar rate per kWh in the customer contract. The amount of revenue recognized does not equal customer cash payments because performance obligations are satisfied ahead of cash receipt or evenly as the Company provides continuous access on a stand-ready basis to the solar energy system. The differences between revenue recognition and cash payments received are reflected in accounts receivable, other assets or deferred revenue, as appropriate.

PPAs. We have determined solar service agreements under which customers purchase electricity from us, including our Easy Pay Monthly Agreement and our Easy Save Simple Agreement, should be accounted for as revenue from contracts with customers. Revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at solar rates specified under the contracts. The PPAs generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

Lease Agreements. We are the lessor under lease agreements for solar energy systems and energy storage systems, which are accounted for as revenue from contracts with customers. We recognize revenue on a straight-line basis over the contract term as we satisfy our obligation to provide continuous access to the solar energy system. The lease agreements generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

We provide customers under our lease agreements a performance guarantee that each solar energy system will achieve a certain specified minimum solar energy production output. The specified minimum solar energy production output may not be achieved due to natural fluctuations in the weather or equipment failures from exposure and wear and tear outside of our control, among other factors. The amount of guaranteed output is determined based on a number of different factors, including (a) the specific site information relating to the tilt of the panels, azimuth (a horizontal angle measured clockwise in degrees from a reference direction) of the panels, size of the system, and shading on site; (b) the calculated amount of available irradiance (amount of energy for a given flat surface facing a specific direction) based on historical average weather data and (c) the calculated amount of energy output of the solar energy system. While actual irradiance levels can significantly change year over year due to natural fluctuations in the weather, we expect the levels to average out over the term of a 25-year solar lease and to approximate the levels used in determining the amount of the performance guarantee.

If the solar energy system does not produce the guaranteed production amount, we may be required to provide a bill credit or refund a portion of the previously remitted customer payments, where the bill credit or repayment is calculated as the product of (a) the shortfall production amount and (b) the dollar amount (guaranteed rate) per kWh that is fixed throughout the term of the contract. These bill credits or remittances of a customer’s payments, if needed, are payable in January following the end of the first three years of the solar energy system is placed in service date and then every annual period thereafter (see Note 16, Commitments and

Contingencies, to our accounting predecessor’s consolidated annual financial statements and Note 14, Commitments and Contingencies, to our accounting predecessor’s unaudited condensed consolidated financial statements).

Loan Agreements. We recognize payments received from customers under the loan agreements (a) as revenue, to the extent attributable to payments for operations and maintenance services provided by us, which are recognized on a straight-line basis over the term of the contract; (b) as interest income, to the extent attributable to earned interest on the contract; and (c) as a reduction of a note receivable included in current and long-term assets, to the extent attributable to a return of principal (whether scheduled or prepaid) on the contract. Similar to our lease agreements, we have provided customers under our loan agreements a performance guarantee that each solar energy system will achieve a certain specified minimum solar energy production output, which is a significant proportion of its expected output.

Solar Renewable Energy Certificates. Each SREC represents one MWh (1,000 kWh) generated by a solar energy system. SRECs are measured and issued to the owner of the solar energy system based on meter readings of actual production. SRECs are sold to utilities in order to meet renewable portfolio standards and can be sold with or without the actual electricity associated with the renewable-based generation source. SRECs generated from solar energy systems owned by us, as opposed to those owned by our customers, are accounted for as governmental incentives with no costs incurred to obtain them and are not considered output of the underlying solar energy systems. We classify SRECs as inventory held until sold and delivered to third parties. As we did not incur costs to obtain these governmental incentives, the inventory carrying value for the SRECs was $0 as of March 31, 2019 and December 31, 2018 and 2017. We enter into economic hedges with major financial institutions related to expected production of SRECs through forward contracts to partially mitigate the risk of decreases in SREC market rates. The contracts require us to physically deliver the SRECs upon settlement. We recognize the related revenue upon the transfer of the SRECs to the counterparty. The costs related to the sales of SRECs are limited to fees for brokered transactions. Accordingly, the sale of SRECs in a period favorably impacts our operating results for that period.

Cost of Revenue—Depreciation. Cost of revenue—depreciation is comprised of depreciation on solar energy systems under lease agreements and PPAs that have been placed in service.

Cost of Revenue—Other. Cost of revenue—other is comprised of other items deemed to be a cost of providing the service of selling power to customers or potential customers, such as certain costs to service loan agreements and costs for filing under the Uniform Commercial Code to maintain title, title searches, credit checks on potential customers at the time of initial contract and other similar costs, typically directly related to the volume of customers and potential customers. As discussed in “—Key Financial and Operational Metrics—Operational Metric—Number of Customers” and “—Components of Results of Operations—Revenue,” revenue is earned from customers at the time the solar energy system is placed in service and the contract is in service.

Operations and Maintenance Expense. Operations and maintenance expense represents costs for maintaining and servicing the solar energy systems, property insurance and property taxes. In addition, operations and maintenance expense includes impairments due to disaster losses, losses on disposals and other impairments net of insurance proceeds recovered under our business interruption insurance coverage for disasters, such as Hurricane Maria, which occurred in Puerto Rico in September 2017.

General and Administrative Expense. General and administrative expenses represent costs for our employees, such as salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation, professional fees related to legal, accounting, human resources, finance, training, information technology and software services, marketing and communications, travel and rent and other office-related expenses. General and administrative expenses also include depreciation on assets not classified as solar energy systems, including furniture, fixtures, computer equipment and leasehold improvements and accretion expense on AROs. We capitalize a portion of general and administrative expense, such as payroll-related costs, that is related to employees who are directly involved in the design, construction, installation and testing of the solar energy systems but not directly associated with a particular asset. We also capitalize a portion of general and administrative expense, such as payroll-related costs, that is related to employees who are directly associated with and devote time to internal computer software projects, to the extent of the time spent directly on the application and development stage of such software project.

Interest Expense, Net. Interest expense, net represents interest, net of capitalized interest, on our borrowings under our various debt and credit facilities and amortization of deferred financing costs. These items are discussed in Note 7, Long-Term Debt, to our accounting predecessor’s consolidated annual financial statements and Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements. Interest income represents interest income from the notes receivable under our loan program. These notes receivable are discussed in Note 6, Notes Receivable, to our accounting predecessor’s consolidated annual financial statements and Note 6, Notes Receivable, to our accounting predecessor’s unaudited condensed consolidated financial statements. In addition, interest income represents income on short term investments with financial institutions.

Interest Expense, Net—Affiliates. Interest expense, net—affiliates represents interest expense on our debt facilities, including the amortization of the debt discounts, held by our affiliates. These credit and debt facilities relate to our term debt, which was fully repaid and terminated in April 2017, senior secured notes issued in April 2017, which was partially repaid in late 2017, and our convertible notes issued in August 2017 and March 2018. These items are discussed in Note 7, Long-Term Debt, to our accounting predecessor’s consolidated annual financial statements and Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements.

Income Tax Provision. We account for income taxes under ASC Topic 740, Income Taxes. As such, deferred tax assets and liabilities are determined based on temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Additionally, we must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that our deferred tax assets will not be realized. We evaluate the recoverability of our deferred tax assets on a quarterly basis. Currently, there is no provision for income taxes as we have incurred losses to date.

Results of Operations—Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

The following table sets forth our unaudited condensed consolidated statements of operations data for the periods indicated.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Revenue	$26,715	$19,784	$6,931

Operating expenses:
Cost of revenue—depreciation	9,653	7,845	1,808
Cost of revenue—other	652	412	240
Operations and maintenance	2,254	2,340	(86)
General and administrative	18,681	16,356	2,325
Other operating income	(18)	(16)	(2)

Total operating expenses, net	31,222	26,937	4,285

Operating loss	(4,507)	(7,153)	2,646
Interest expense, net	29,167	3,790	25,377
Interest expense, net—affiliates	1,822	2,493	(671)

Loss before income tax	(35,496)	(13,436)	(22,060)

Income tax	—	—	—

Net loss	(35,496)	(13,436)	(22,060)
Net income attributable to redeemable noncontrolling interests	3,018	774	2,244

Net loss attributable to stockholders	$(38,514)	$(14,210)	$(24,304)

Revenue.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Revenue under PPAs	$9,612	$7,288	$2,324
Revenue under solar leases	9,638	7,237	2,401
Solar renewable energy certificate revenue	6,592	4,964	1,628
Loan agreement revenue	371	178	193
Other revenue	502	117	385

Total	$26,715	$19,784	$6,931

Revenue increased by $6.9 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily as a result of an increased number of systems in service. The weighted average number of customers (excluding customers with loan agreements) increased from approximately 44,900 at March 31, 2018 to approximately 55,300 at March 31, 2019. Excluding SREC revenue and revenue under our loan agreements, on a weighted average number of customers basis, revenue increased from $326 per customer for the three months ended March 31, 2018 to $357 per customer for the same period in 2019 (10% increase). The year over year difference in revenue per customer was affected by (a) the market mix of portfolio and relative yields in those markets, (b) weather variability and (c) the impact of Hurricane Maria on Puerto Rico revenues (for which billing was largely curtailed for approximately two months beginning in September 2017 and then gradually increased over time until billing was materially resumed by August 2018) which are relatively higher per customer. SREC revenue increased by $1.6 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily as a result of an increase in the number of solar energy systems being placed in service, which resulted in additional SREC production. Including loan and SREC revenue, on a weighted average number of customers basis, revenues increased from $414 per customer for the three months ended March 31, 2018 to $432 per customer for the same period in 2019 (4% increase). The fluctuations in SREC revenue from period to period are affected by the total number of systems, weather seasonality and hedge and spot prices associated with the timing of the sale of SRECs.

Cost of Revenue—Depreciation.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Cost of revenue—depreciation	$9,653	$7,845	$1,808

Cost of revenue—depreciation increased by $1.8 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily driven by an increase in the weighted average number of customers (excluding customers with loan agreements) from approximately 44,900 at March 31, 2018 to approximately 55,300 at March 31, 2019. On a weighted average number of customers basis, cost of revenue—depreciation remained unchanged at $175 per customer for the three months ended March 31, 2018 compared to the same period in 2019.

Cost of Revenue—Other.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Cost of revenue—other	$652	$412	$240

Cost of revenue—other increased by $0.2 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily driven by increases in costs related to energy storage systems of $0.2 million as a result of the introduction of the new product offering in late 2018.

Operations and Maintenance Expense.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Operations and maintenance	$2,254	$2,340	$(86)

Operations and maintenance expense decreased by $0.1 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This decrease was primarily driven by a decrease in the monthly average cost per customer for operations and maintenance expense, excluding net disaster losses, from $48 per customer for the three months ended March 31, 2018 to $41 per customer for the same period in 2019, or approximately a 15% decrease. The decrease in operations and maintenance expense per customer was primarily due to lower repairs and maintenance expense due to a shift in service strategy from primarily using external labor to primarily using internal labor and due to lower impairments and losses on disposals. This decrease is partially offset by higher property insurance, storage costs and property taxes.

General and Administrative Expense.

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
General and administrative	$18,681	$16,356	$2,325

General and administrative expense increased by $2.3 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily due to increases of: $0.9 million of consultants, contractors and professional fees, $0.7 million of initial public offering costs, $0.6 million of payroll and employee related expenses due to the hiring of personnel to support growth, $0.3 million of marketing and communications expenses and $0.3 million of travel and entertainment expenses. This increase is partially offset by a decrease of $1.4 million of financing deal costs. General and administrative expense includes payroll and employee related expenses of $8.3 million and $7.7 million for the three months ended March 31, 2019 and 2018, respectively, of which $2.1 million and $1.7 million, respectively, relates to employees who directly support our customers, including our customer service call center, billing and collections and operations support for repairs of solar energy systems.

Interest Expense, Net.

	Three Months Ended March 31,		Change
	2019	2018
	(Unaudited, in thousands)
Interest expense, net	$29,167	$3,790	$25,377

Interest expense, net increased by $25.4 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to a $16.2 million increase in unrealized loss on swaps, a $3.9 million increase in realized loss on swaps, a $3.8 million increase in amortization of deferred financing costs due to accelerated amortization from early pay-offs and retirement of debt in March 2019 and a $2.6 million increase in interest expense due to an increase in the principal debt balance after entering into new financing arrangements in August 2018 and November 2018.

Loan interest income was $2.3 million for the three months ended March 31, 2019 as compared to $1.1 million for the three months ended March 31, 2018. This increase was primarily due to the increase in the weighted average number of customers with loan agreements from approximately 2,900 at March 31, 2018 to approximately 6,700 at March 31, 2019. On a weighted average number of customers basis, loan interest income decreased from $391 per customer for 2018 to $347 per customer for 2019 (11% decrease) due to the fact that interest for the first 18 months on systems placed in service starting in July 2017 are based on 70% of the total amount financed under the loan, as the other 30% is interest free prior to the due date of the 30% prepayment typically due on the 18th month; while interest on systems placed in service in prior periods was based on the entire financed amount.

Interest Expense, Net—Affiliates.

	Three Months Ended March 31,		Change
	2019	2018
	(Unaudited, in thousands)
Interest expense, net—affiliates	$1,822	$2,493	$(671)

Interest expense, net—affiliates decreased by $0.7 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily due to a decrease in interest expense due to a decrease in the principal debt balance between the periods.

Income Tax.

We do not have income tax expense due to a full valuation allowance recorded for the three months ended March 31, 2019 and 2018. See “—Components of Our Results of Operations—Income Tax Provision.”

Net Income Attributable to Redeemable Noncontrolling Interests.

Net income attributable to redeemable noncontrolling interests relating to third-party interests in the net assets of certain consolidated subsidiaries increased by $2.2 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily due to the addition of a tax equity fund in January 2019.

Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Revenue	$104,382	$76,856	$27,526

Operating expenses:
Cost of revenue—depreciation	34,710	25,896	8,814
Cost of revenue—other	2,007	1,444	563
Operations and maintenance	14,035	4,994	9,041
General and administrative	67,430	54,863	12,567
Other operating expense (income)	(70)	14	(84)

Total operating expenses, net	118,112	87,211	30,901

Operating loss	(13,730)	(10,355)	(3,375)
Interest expense, net	45,132	56,650	(11,518)
Interest expense, net—affiliates	9,548	23,177	(13,629)

Other income	(1)	—	(1)

Loss before income tax	(68,409)	(90,182)	21,773

Income tax	—	—	—

Net loss	(68,409)	(90,182)	21,773
Net income attributable to redeemable noncontrolling interests	5,837	903	4,934

Net loss attributable to stockholders	$(74,246)	$(91,085)	$16,839

Revenue.

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Revenue under PPAs	$38,950	$29,171	$9,779
Revenue under solar leases	33,079	21,866	11,213
Solar renewable energy certificate revenue	30,630	24,833	5,797
Loan agreement revenue	933	479	454
Other revenue	790	507	283

Total	$104,382	$76,856	$27,526

Revenue increased by $27.5 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily as a result of an increased number of systems being placed in service in 2018 and a full year of revenue recognized in 2018 for systems placed in service in 2017 versus only a portion recognized in 2017. The weighted average number of customers (excluding customers with loan agreements) increased from approximately 37,000 at December 31, 2017 to approximately 49,200 at December 31, 2018. Excluding SREC revenue and revenue under our loan agreements, on a weighted average number of customers basis, revenue increased from $1,393 per customer for 2017 to $1,480 per customer for 2018 (6% increase). The year over year difference in revenue per customer was affected by (a) the market mix of portfolio and relative yields in those markets, (b) weather variability and (c) the impact of Hurricane Maria on Puerto Rico revenues (for which billing was largely curtailed for approximately two months beginning in September 2017) which are relatively higher per customer. SREC revenue increased by $5.8 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily as a result of an increase in the number of solar energy systems being placed in service, which resulted in additional SREC production. Including loan and SREC revenue, on a weighted average number of customers basis, revenues decreased from $1,981 per customer for 2017 to $1,955 per customer for 2018 (1% decrease). The fluctuations in SREC revenue from period to period are affected by the total number of systems, weather seasonality and hedge and spot prices associated with the timing of the sale of SRECs.

Cost of Revenue—Depreciation.

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Cost of revenue—depreciation	$34,710	$25,896	$8,814

Cost of revenue—depreciation increased by $8.8 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily driven by an increase in the weighted average number of customers (excluding customers with loan agreements) from approximately 37,000 at December 31, 2017 to approximately 49,200 at December 31, 2018, plus a full year of costs recognized in 2018 for systems placed in service in 2017 versus only a partial year of such expenses related to the period in which the assets were in service in 2017. On a weighted average number of customers basis, cost of revenue—depreciation increased from $700 per customer in 2017 to $705 per customer in 2018, or a 1% increase.

Cost of Revenue—Other.

	Year Ended December 31,		Change
	2018	2017
	(in thousands)
Cost of revenue—other	$2,007	$1,444	$563

Cost of revenue—other increased by $0.6 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily driven by an increase in costs related to repairs and maintenance, production guarantees and parts and supplies as a result of the increase in the weighted average number of customers with loan agreements from approximately 1,800 at December 31, 2017 to approximately 4,200 at December 31, 2018.

Operations and Maintenance Expense.

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Operations and maintenance expense	$14,035	$4,994	$9,041

Operations and maintenance expense increased by $9.0 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily driven by an increase in the monthly average cost per customer for operations and maintenance expense, excluding net disaster losses, from $146 per customer for 2017 to $188 per customer for 2018, or approximately a 29% increase. The increase in operations and maintenance expense was also due to an increase in the weighted average number of customers (excluding customers with loan agreements) from approximately 37,000 at December 31, 2017 to approximately 49,200 at December 31, 2018, resulting in more service orders in 2018. The operations and maintenance expense per customer increased primarily due to higher repairs and maintenance expense, impairments and loss on disposals, meter replacement costs, higher equipment costs and higher percentage of cases completed with third-party labor in 2018 (thus increasing the average cost per closed case). In addition, operations and maintenance expense includes impairments of $5.8 million and $0.8 million for 2018 and 2017, respectively, due to disaster losses related primarily to Hurricane Maria, which occurred in September 2017, and other natural disasters, such as California wildfires in October 2017 and November 2018 and a typhoon in Saipan in October 2018. Operations and maintenance expense is net of both the insurance proceeds related to property damage, as estimated or completed in the periods, and the insurance proceeds related to business interruption. A significant quantity of Hurricane Maria charges occurred during the fourth quarter of 2018, as the completion of the repairs and completion of the analyses for what solar energy systems were recoverable and not recoverable took an extensive amount of time, well over a year for many of the assets and customers. See Note 4, Disaster Losses, to our accounting predecessor’s consolidated annual financial statements for further discussion of operations and maintenance expense related to natural disasters.

General and Administrative Expense.

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
General and administrative expense	$67,430	$54,863	$12,567

General and administrative expense increased by $12.6 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to increases of: $3.5 million of payroll and employee related expenses due to the hiring of personnel to support growth, $1.3 million of legal and settlements expense due to dealer litigation and various other general legal matters, $1.6 million of financing deal costs (primarily related to $1.5 million of costs written off in March 2018 for a financing facility as it did not materialize), $1.0 million of depreciation of property and equipment (excluding solar energy systems), $0.6 million of initial public offering costs and $0.6 million of disaster losses and related charges due to Hurricane Maria in Puerto Rico in September 2017. General and administrative expense includes payroll and employee related expenses of $32.6 million and $29.1 million for the years ended December 31, 2018 and 2017, respectively, of which $6.9 million and $5.9 million, respectively, relates to employees who directly support our customers, including our customer service call center, billing and collections and operations support for repairs of solar energy systems.

Interest Expense, Net.

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Interest expense, net	$45,132	$56,650	$(11,518)

Interest expense, net decreased by $11.5 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease was primarily due to a $20.3 million increase in realized gain on swaps primarily due to the settlement of swaps related to repayments on subsidiary debt in November 2018 and a $5.5 million decrease in amortization of deferred financing costs due to accelerated amortization from early pay-offs of debt in April 2017. This decrease was offset by an increase of $17.5 million in interest expense due to higher levels of outstanding debt in 2018.

Loan interest income was $6.1 million for the year ended December 31, 2018 as compared to $3.0 million for the year ended December 31, 2017. This increase was primarily due to the increase in the weighted average number of customers with loan agreements from approximately 1,800 at December 31, 2017 to approximately 4,200 at December 31, 2018. On a weighted average number of customers basis, loan interest income decreased from $1,668 per customer for 2017 to $1,464 per customer for 2018 (12% decrease) due to the fact that interest for the first 18 months on systems placed in service starting in July 2017 are based on 70% of the total amount financed under the loan, as the other 30% is interest free prior to the due date of the 30% prepayment typically due on the 18th month; while interest on systems placed in service in prior periods was based on the entire financed amount.

Interest Expense, Net—Affiliates.

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Interest expense, net—affiliates	$9,548	$23,177	$(13,629)

Interest expense, net—affiliates decreased by $13.6 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to a decrease of $9.0 million in amortization of debt discounts as AP5H debt was paid down in April 2017 and a decrease in interest expense of $4.8 million due to a decrease in the principal debt balance between the periods.

Income Tax.

We do not have income tax expense due to a full valuation allowance recorded for the years ended December 31, 2018 and 2017. See “—Components of Our Results of Operations—Income Tax Provision.”

Net Income Attributable to Redeemable Noncontrolling Interests.

Net income attributable to redeemable noncontrolling interests relating to third-party interests in the net assets of certain consolidated subsidiaries increased by $4.9 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to the addition of two tax equity funds in December 2017 and a full year of income on assets placed in service in 2017.

Liquidity and Capital Resources

As of March 31, 2019, we had total cash of $79.3 million, of which $43.9 million was unrestricted. For a discussion of our restricted cash, see Note 2, Significant Accounting Policies, Restricted Cash, to our accounting predecessor’s consolidated annual financial statements.

We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included non-recourse and recourse debt, investor asset-backed securitizations, and cash generated from operations. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of additional solar energy systems. We will seek to raise additional required capital from new and existing tax equity investors, additional borrowings and other potential financing vehicles.

The solar energy systems that are in service are expected to generate a positive return rate over the customer agreement, typically 25 years. Typically, once residential solar energy systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. We believe that, following the completion of this offering, we will have sufficient cash, investment fund commitments and securitization commitments described below and cash flows from operations to meet our working capital, debt service obligations, contingencies and anticipated required capital expenditures, including customer acquisitions, for at least the next 12 months. However, we are subject to business and operational risks that could adversely affect our ability to raise additional financing. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance installation of our new customers’ solar energy systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such conditions, we may incur penalties for non-performance under certain tax equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.

Financing Arrangements

The following is a description of our various financing arrangements. For a complete description of the facilities in place as of March 31, 2019, see Note 7, Long-Term Debt, to our accounting predecessor’s consolidated annual financial statements and Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements.

Tax Equity Fund Commitments

As of March 31, 2019, we had undrawn committed capital of approximately $56.3 million under our tax equity funds which may only be used to purchase and install solar energy systems. We received commitments of $167.5 million and $17.0 million in 2017 and 2018, respectively, and received commitments of $50.0 million in 2019 through March 31, 2019, through the use of tax equity funds, of which an aggregate of $169.3 million has been funded as of March 31, 2019. On May 25, 2019 and June 10, 2019, we received non-binding indications of interest for up to $150.0 million and $185.7 million, respectively, of additional tax equity funds from certain affiliates of the underwriters. There can be no guarantee that we will execute definitive documentation relating to these facilities or that these facilities will close. We intend to establish new tax equity funds in the future depending on the attractiveness of establishing new tax equity funds, including the availability and size of Section 48(a) ITCs, and on the investor demand for such funding. The terms of the tax equity funds’ operating agreements contain allocations of income/loss and Section 48(a) ITCs that vary over time and adjust between the members at a set date. This date is based on the passage of a fixed period of time that generally corresponds to the expiration of the recapture period associated with the tax equity fund’s Section 48(a) ITCs. For additional information regarding our tax equity fund commitments, see “—Tax Equity Funds” and Note 12, Redeemable Noncontrolling Interests, to our accounting predecessor’s consolidated annual financial statements and Note 11, Redeemable Noncontrolling Interests, to our accounting predecessor’s unaudited condensed consolidated financial statements.

TEPIIH Financing

In August 2018, one of our subsidiaries entered into a credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto. The credit facility was amended and restated in March 2019. Under the credit facility, the subsidiary may borrow up to an initial $150.0 million with a maximum commitment amount of $250.0 million based on the aggregate value of solar assets owned by the borrower’s subsidiaries, which are primarily tax equity funds, subject to certain concentration limitations. As of March 31, 2019, we had $52.4 million of unused borrowing capacity under the credit facility. The proceeds of the loan after fees and expenses are available for funding certain reserve accounts required by the credit facility, making distributions to us and to service fees incurred in entering into the credit facility. The loan bears interest at an annual rate of adjusted LIBOR or, if such rate is not available, a base rate, plus an applicable margin. The credit facility has a maturity date occurring in November 2022. The loan bears interest at an annual rate of either adjusted LIBOR plus 2.95% or a base rate plus 2.95%. Sunnova Energy Corporation guarantees the performance of certain affiliates who manage the collateral related to the credit facility as well as certain indemnity and repurchase obligations. In June 2019, we amended and restated the guaranty to lower the minimum unrestricted cash and undrawn capacity covenant from $20.0 million to $5.0 million through August 31, 2019. We expect to be in compliance with this covenant through August 31, 2019 and thereafter.

Warehouse Securitization Financings

We from time to time enter into warehouse credit facilities as a source of funding. Under the warehouse credit facilities, revolving or term financing is provided to special purpose entities, which are typically our wholly-owned subsidiaries, and secured by qualifying solar energy systems and related solar service agreements. The cash flows generated by these solar energy systems are used to cover required debt service payments under the related credit facility and satisfy the expenses and reserve requirements of the special purpose entities. The warehouse credit facilities allow for the pooling and transfer of eligible solar energy systems and related solar service agreements on a non-recourse basis to the subsidiary or us, subject to certain limited exceptions. In connection with these warehouse credit facilities, certain of our affiliates receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. The special purpose entities are also typically required to maintain reserve accounts, including a liquidity reserve account and a reserve account for equipment replacements, each of which are funded from initial deposits or cash flows to the levels specified therein.

The warehouse credit facility structures include certain features designed to protect lenders. One of the common primary features relates to certain events, such as the insufficiency of cash flows in the collateral pool of assets to meet contractual requirements, the occurrence of which triggers an early repayment of the loans and limits the relevant borrower’s ability to obtain additional advances or distribute funds to us. We refer to this as an “amortization event,” which may be based on, among other things, a debt service coverage ratio falling or remaining below certain levels, default levels of solar assets exceeding certain thresholds or excess spread falling below certain levels over a multiple month period. In the event of an amortization event, the availability period under a revolving warehouse credit facility may terminate and the borrower may be required to repay the affected outstanding borrowings using available collections received from the asset pool. However, the period of ultimate repayment would be determined by the amount and timing of collections received. An amortization event would impair our liquidity, and may require us to utilize our other available contingent liquidity or rely on alternative funding sources, which may or may not be available at the time. The debt agreements of our warehouse credit facilities also typically contain customary events of default for solar warehouse financings that entitle the lenders to take various actions, including the acceleration of amounts due under the related debt agreement and foreclosure on the borrower’s assets.

In April 2017, one of our subsidiaries entered into a secured revolving credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto. The credit facility was amended and restated in March 2019. Under the amended credit facility, the subsidiary may borrow up to $200.0 million, subject to a borrowing base calculated based on a specified advance rate applied to the net outstanding principal balance of the solar loans securing the credit facility. The proceeds of the loans under the credit facility are available for funding the purchase of solar loans, making deposits in the subsidiary’s reserve accounts and paying fees in connection with the credit facility. The loan bears interest at an annual rate of adjusted LIBOR plus either 2.15% or 3.15% depending on the date of the most recent takeout transaction in respect of assets securing the credit facility. The debt agreement has a maturity date occurring in November 2022. Sunnova Energy Corporation guarantees the performance of certain affiliates who manage the collateral related to the credit facility as well as certain indemnity and refund obligations. In June 2019, we amended and restated the guaranty to lower the minimum unrestricted cash and undrawn capacity covenant from $20.0 million to $5.0 million through August 31, 2019. We expect to be in compliance with this covenant through August 31, 2019 and thereafter.

In April 2016, one of our subsidiaries entered into a secured revolving credit facility with Goldman Sachs Bank USA. Under the credit facility, the subsidiary may borrow up to $175.0 million based on the aggregate discounted present value of remaining payments owed to the borrower in respect of its solar energy systems, subject to certain limitations, and may be increased at the borrower’s request and the committed lender’s discretion. As of March 31, 2019, we had $103.9 million of borrowing capacity under the credit facility. The availability period under this credit facility has expired, as a result of which all net cash flows of the subsidiary are applied to pay down the remaining borrowings under this facility. Interest under the credit facility accrues at an annual rate equal to LIBOR or, if such rate is unavailable, a base rate, plus (i) the ratio of discounted cash flows for all eligible solar energy systems other that those subject to the loan program to the discounted cash flows for all eligible solar systems multiplied by 5.50% per annum plus (ii) the ratio of discounted cash flows for eligible solar energy systems subject to the loan program to the discounted cash flows for all eligible solar energy systems multiplied by 4.75% per annum. The credit facility has a maturity date occurring in April 2020. In June 2019, we repaid all outstanding borrowings under this facility.

In April 2017, three of our subsidiaries entered into a secured term loan credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto. The credit facility was amended and restated in November 2018. As of March 31, 2019, there was no unused borrowing capacity available under the credit facility. Outstanding advances under the credit facility bear interest at LIBOR plus 4.50% per annum. The credit facility has a maturity date occurring in November 2022. Sunnova Energy Corporation guarantees the performance of certain affiliates who manage the collateral related to the credit facility as well as certain indemnity obligations. In June 2019, we amended and restated the guaranty to lower the minimum unrestricted cash and undrawn capacity covenant from $20.0 million to $5.0 million through August 31, 2019. We expect to be in compliance with this covenant through August 31, 2019 and thereafter.

In July 2014, one of our subsidiaries entered into a collateral-based financing agreement with Texas Capital Bank, N.A., as administrative agent, and the lenders party thereto. As of March 31, 2019, there was no unused borrowing capacity available under the debt agreement. The credit facility requires payments of excess cash flows to reduce the outstanding principal balance of the loan beginning in June 2019, which would reduce our liquidity. Outstanding advances under the credit facility bear interest at an annual rate of either adjusted LIBOR plus 3.00% or a base rate plus 2.00%. The credit facility has a maturity date occurring in July 2020. In April 2019, we contributed approximately $106,000 to our subsidiary as an equity cure of an event of default under the credit facility caused by a failure of the subsidiary to comply with a debt covenant regarding the ratio of consolidated EBITDA to debt service for the four quarters ending on March 31, 2019. We are only permitted to exercise our equity cure right for the credit facility three times over the course of the credit facility and once in any rolling four-quarter period and there is a risk we may not be in compliance with this covenant in future quarters. In June 2019, we amended and restated this facility to, among other things, (i) extend the maturity date to January 2021, (ii) decrease the applicable margin for LIBOR loans to 2.50% and (iii) change the debt covenant regarding the ratio of consolidated EBITDA to debt service to be calculated based on collections from customers and other cash receipts and disbursements (instead of consolidated EBITDA). In connection with this amendment, we repaid $5.0 million of outstanding borrowings under this facility.

Rule 144A Securitization Financing

We from time to time securitize some solar service agreements and related assets as a source of funding. We access the Rule 144A asset-backed securitization market using wholly-owned special purpose entities to securitize pools of assets, which historically have been solar energy systems and the related lease agreements and power purchase agreements and ancillary rights and agreements both directly or indirectly through interests in the managing member of our tax equity funds. In June 2019, we completed our first securitization of loan agreements and ancillary rights and agreements. For additional information regarding our asset-backed securitizations, see “—Securitizations” and Note 7, Long-Term Debt, to our accounting predecessor’s consolidated annual financial statements and Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements.

In April 2017, one of our subsidiaries issued $191.8 million in aggregate principal amount of Series 2017-1 Class A solar asset-backed notes, $18.0 million in aggregate principal amount of Series 2017-1 Class B solar asset-backed notes, and $45.0 million in aggregate principal amount of 2017-1 Class C solar asset-backed notes with a maturity date of September 2049. The notes bear interest at an annual rate of 4.94%, 6.00% and 8.00% for the Class A, Class B and Class C notes, respectively.

In November 2018, one of our subsidiaries issued $202.0 million in aggregate principal amount of Series 2018-1 Class A solar asset-backed notes and $60.7 million in aggregate principal amount of Series 2018-1 Class B solar asset-backed notes with a maturity date of July 2048. The notes bear interest at an annual rate of 4.87% and 7.71% for the Class A and Class B notes, respectively.

In June 2019, one of our subsidiaries issued $139.7 million, $14.9 million and $13.0 million in aggregate principal amount of Class A, Class B and Class C, respectively, of Series 2019-A solar loan-backed notes, each with a maturity date of June 2046. The notes bear interest at an annual rate of 3.75%, 4.49% and 5.32% for the Class A, Class B and Class C notes, respectively. Approximately 100% of the engineering, procurement and construction costs relating to the securitized pool of assets owned by this subsidiary were financed using long-term non-recourse debt in the form of loan-backed notes.

The securitization structures include certain features designed to protect investors. The primary feature relates to the availability and adequacy of cash flows in the securitized pool of assets to meet contractual requirements, the insufficiency of which triggers an early repayment of the asset-backed notes. We refer to this as “early amortization,” which may be based on, among other things, a debt service coverage ratio falling or remaining below certain levels. As of March 31, 2019, we have not had any early amortizations under any of our securitizations. In the event of an early amortization, the notes issuer would be required to repay the affected outstanding securitized borrowings using available collections received from the asset pool. However, the period of ultimate repayment would be determined by cause of the early amortization and the amount and timing of collections received. An early amortization event would impair our liquidity, and may require us to utilize our available non-securitization related contingent liquidity or rely on alternative funding sources, which may or may not be available at the time. The indentures of our securitizations also typically contain customary events of default for solar securitizations that may entitle the noteholders to take various actions, including the acceleration of amounts due under the related indenture and foreclosure on the issuer’s assets.

Private Placement Securitization Financing

We have access to additional debt issuance capacity through a privately-placed asset-backed securitization. Sunnova RAYS I Issuer, LLC, a special purpose entity and our indirect wholly-owned subsidiary (“RAYS issuer”), previously entered into a note purchase agreement pursuant to which certain institutional investors committed to purchase up to $358.0 million principal amount of notes (“RAYS notes”) in one or more asset-backed securitization private placements. In March 2019, RAYS issuer issued an aggregate $133.1 million principal amount of RAYS notes pursuant to this note purchase agreement. In June 2019, RAYS issuer issued an aggregate $6.4 million principal amount of RAYS notes pursuant to a supplemental note purchase agreement. The remaining commitments to purchase RAYS notes expire on March 28, 2020 and are subject to a variety of closing conditions set forth in the related purchase agreement and indenture, including a collateral test. We may elect to add assets to the securitized pool, subject to certain requirements.

The RAYS issuer owns a pool of solar energy systems and related lease agreements and power purchase agreements and ancillary rights and agreements both directly and through its interests in the managing member of one of our existing tax equity funds. The managing member of the tax equity fund guarantees the RAYS issuer’s obligations under the RAYS notes. In addition, the RAYS issuer has pledged its interests in the managing member and the managing member has pledged its interests in the tax equity fund as security for the issuer’s obligations under the RAYS notes and for the guarantee, respectively. As of June 30, 2019, 37% and 58% of the engineering, procurement and construction costs relating to the securitized pool of assets owned by the RAYS issuer was financed using long-term third-party financing comprised of tax equity and non-recourse debt in the form of asset-backed notes, respectively. On May 25, 2019 and June 10, 2019, we received non-binding indications of interest for up to $150.0 million and $185.7 million, respectively, of additional tax equity funds from certain affiliates of the underwriters. We expect that the engineering, procurement and construction cost related to the securitized pool financed would be split approximately evenly between tax equity and non-recourse debt in the form of asset-backed notes, assuming a 30% ITC. Although there is no guarantee that we will execute definitive documentation relating to these facilities or that these facilities will close, this is representative of the way in which we seek to finance solar energy systems that are eligible for tax equity and we will seek to repeat this type of financing strategy in the future.

The RAYS note indenture contains certain events of default, including failure to comply with the terms of the transaction documents, failure of certain representations and warranties in the transaction documents to be correct in any material respect, subject to certain notice and cure periods, or our failure to maintain ownership of the RAYS issuer and related depositor, tax equity fund and the managing member of the tax equity fund. If an event of default occurs, RAYS noteholders will be entitled to take various actions, including the acceleration of amounts due under the related indenture and foreclosure on the interests of the managing member and the tax equity fund that have been pledged to the indenture trustee. In addition to these events of default, the RAYS notes are subject to unscheduled prepayment events, including (1) a debt service coverage ratio falling or remaining below certain levels, (2) the failure to maintain insurance, (3) the failure to repay the RAYS notes in full prior to the applicable anticipated repayment date, or (4) the occurrence of an event of default. The occurrence of an unscheduled prepayment event or an event of default could result in the more rapid repayment of the RAYS notes, and the occurrence of an event of default could, in certain instances, result in the liquidation of the collateral securing the RAYS notes.

Convertible Notes

On April 24, 2017, we issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors at an issue price of 98%, for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. The senior secured notes are solely the obligations of Sunnova Energy Corporation and are secured by substantially all of Sunnova Energy Corporation’s assets, including pledges of the equity in its direct subsidiaries. In April 2019, the terms of these senior secured notes were amended so that, among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities having the same terms, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, at the election of the holder, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible note to equity in connection with this offering. Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (A) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to the initial public offering) and (B) 80% of the price per share to the public in the initial public offering. Following our initial public offering of at least $225.0 million in gross proceeds, any senior convertible notes that are not converted at the election of the holder are required to be redeemed at a price equal to par, plus accrued and unpaid interest (including a cash payment representing all accrued and unpaid pay-in-kind interest to the redemption date), plus a redemption premium. The redemption premium is the value of the number of shares of common stock (using the price to the public in this offering) equal to the excess (if any) of (x) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable conversion price that would have been applicable to a conversion of over (y) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in this offering. If the notes are redeemed or otherwise retired prior to the occurrence of an initial public offering, in lieu of the initial public offering redemption premium, we would be required to issue one or more warrants for an aggregate number of shares of our common stock equal to the initial public offering Redemption Premium as a condition to the redemption or retirement. The warrants will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of an initial public offering. If issued, any warrants would expire on March 30, 2021. In June 2019, the terms of these senior convertible notes were amended to permit the Subordinated Convertible Notes Issuance. See Note 17, Subsequent Events, to our accounting predecessor’s consolidated annual financial statements and Note 15, Subsequent Events, to our accounting predecessor’s unaudited condensed consolidated financial statements.

On July 8, 2019, all of the holders of the senior convertible notes agreed to irrevocably waive their right to convert their respective senior secured notes into common stock in connection with this offering. We expect that all of the senior convertible notes will be redeemed with a portion of the net proceeds of this offering. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of approximately $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

In March 2018, we issued a subordinated convertible note for $15.0 million (the “2019 subordinated convertible note”) to Energy Capital Partners, which is subordinated to the senior convertible notes and ranks equally with the 2021 subordinated convertible notes (as defined below). The maturity date of the 2019 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) December 2019. The 2019 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2019 subordinated convertible note quarterly until maturity. Under the terms of the 2019 subordinated convertible note, we cannot make cash payments for interest or principal on the 2019 subordinated convertible note until the senior convertible notes have been repaid in full. The 2019 subordinated convertible note allows for the holder to convert the outstanding principal balance (including any accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series A convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2019 subordinated convertible note. The Series A convertible preferred stock received upon such conversion would be converted into additional common stock.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,319,312 shares of Series A convertible preferred stock, which in turn will convert into approximately 1,422,767 shares of common stock in the Preferred Stock Conversions.

In June 2019, we issued a subordinated convertible note for $15.0 million (the “2021 subordinated convertible note”) to certain of our existing investors, including those exercising preemptive rights, which is subordinated to the senior convertible notes and ranks equally with the 2019 subordinated convertible note. The maturity date of the 2021 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) September 2021. The 2021 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2021 subordinated convertible note quarterly until maturity. Under the terms of the 2021 subordinated convertible note, we cannot make cash payments for interest or principal on the 2021 subordinated convertible note until the senior convertible notes have been repaid in full. Upon a qualifying initial public offering or the election of the holder, the outstanding principal balance (including any accrued paid-in-kind interest) of the 2021 subordinated convertible note will automatically convert into Series C convertible preferred stock at a rate equal to the lesser of $5.80 per share

(adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series C convertible preferred stock) or the lowest purchase price per share of Series C convertible preferred stock issued after the date of the 2021 subordinated convertible note. The Series C convertible preferred stock received upon such conversion would automatically be converted into additional common stock.

Immediately prior to the completion of this offering, the 2021 subordinated convertible note plus any accrued and unpaid interest will automatically convert into approximately 2,613,818 shares of Series C convertible preferred stock, which in turn will convert into approximately 1,120,360 shares of common stock in the Preferred Stock Conversions.

Preferred Stock Conversion

Contemporaneously with the closing of this offering, approximately 108,138,971 shares of our Series A convertible preferred stock and approximately 32,958,645 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock (giving effect to the Subordinated Convertible Note Conversion), will convert into approximately 60,479,017 shares of our common stock.

Contractual Obligations

The following unaudited table summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period(1)
	Total	2019	2020-2021	2022-2023	Beyond 2023
	(in thousands)
Debt obligations (including future interest)(2)	$1,204,334	$100,143	$342,337	$354,659	$407,195
Asset retirement obligations	20,033	—	—	—	20,033
Guaranteed performance obligations	6,044	2,580	3,464	—	—
Other obligations(3)	11,433	8,244	2,540	649	—

Total	$1,241,844	$110,967	$348,341	$355,308	$427,228

(1)

Does not include amounts related to the contingent obligation to purchase all of a tax equity investor’s units upon exercise their right to withdraw rights. The withdrawal price for the tax equity investors’ interest in the respective fund is equal to the sum of: (1) any unpaid, accrued priority return, and (2) the greater of: (a) a fixed price and (b) the fair market value of such interest at the date the option is exercised. Due to uncertainties associated with estimating the timing and amount of the withdrawal price, we cannot determine the potential future payments that we could have to make under these withdrawal rights. For additional information regarding the withdrawal rights, see Note 12, Redeemable Noncontrolling Interests, to our accounting predecessor’s consolidated annual financial statements.

(2)

Interest payments related to long-term debt and interest swaps are calculated and estimated for the periods presented based on the amount of debt outstanding and the interest rates as of December 31, 2018.

(3)	Other obligations relate to operating leases, information technology services and licenses and distributions payable to redeemable noncontrolling interests.

Historical Cash Flows—Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
	2019	2018	Change
	(Unaudited, in thousands)
Net cash used in operating activities	$(24,430)	$(19,220)	$(5,210)
Net cash used in investing activities	(92,680)	(84,310)	(8,370)
Net cash provided by financing activities	109,351	145,791	(36,440)

Net increase (decrease) in cash and restricted cash	$(7,759)	$42,261	$(50,020)

Operating Activities

Net cash used in operating activities increased by $5.2 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase is primarily a result of increased purchases of inventory with net outflows of $4.2 million in the three months ended March 31, 2019 compared to an insignificant amount in the three months ended March 31, 2018. The increase is also due to net outflows of $7.9 million in the three months ended March 31, 2019 compared to net outflows of $6.5 million in the three months ended March 31, 2018 based on: (a) our net loss of $35.5 million for the three months ended March 31, 2019 excluding non-cash operating items of $27.6 million, primarily from depreciation, impairments and losses on disposals, amortization of deferred financing costs, unrealized net losses on derivatives, payment-in-kind interest on debt and equity-based compensation charges, results in net outflows of $7.9 million and (b) our net loss of $13.4 million for the three months ended March 31, 2018 excluding non-cash operating items of $7.0 million, primarily from depreciation, impairments and losses on disposals, amortization of deferred financing costs, unrealized net gains on derivatives, payment-in-kind interest on debt and equity-based compensation charges, results in net outflows of $6.5 million. These net differences between the two periods result in a net decrease in operating cash flows of $1.4 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Investing Activities

Net cash used in investing activities increased by $8.4 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase is largely due to an increase in purchases of property and equipment, primarily solar energy systems, of $68.9 million in the three months ended March 31, 2019 compared to $61.0 million in the three months ended March 31, 2018 and payments for investments and customer notes receivable of $27.7 million in the three months ended March 31, 2019 compared to $23.5 million in the three months ended March 31, 2018. The increase is partially offset by principal proceeds from customer notes receivable of $3.8 million in the three months ended March 31, 2019 compared to $1.5 million in the three months ended March 31, 2018.

Financing Activities

Net cash provided by financing activities decreased by $36.4 million in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The decrease is primarily a result of net payments from the issuance of convertible preferred stock of $2.3 million in the three months ended March 31, 2019 compared to net proceeds of $99.9 million in the three months ended March 31, 2018 and payments of deferred financing costs and debt discounts of $5.8 million in three months ended March 31, 2019 compared to $0.6 million in three months ended March 31, 2018. This decrease is partially offset by net borrowings on our loan and financing agreements of $104.1 million in three months ended March 31, 2019 compared to $30.5 million in three months ended March 31, 2018. See “—Components of Results of Operations.”

Historical Cash Flows—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2017	Change
	(in thousands)
Net cash used in operating activities	$(11,570)	$(48,967)	$37,397
Net cash used in investing activities	(348,849)	(289,133)	(59,716)
Net cash provided by financing activities	365,687	369,893	(4,206)

Net increase in cash and restricted cash	$5,268	$31,793	$(26,525)

Operating Activities

Net cash used in operating activities decreased by $37.4 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease is primarily a result of a decrease in payments to certain dealers for advances on work to be performed relating to solar energy systems in the amount of $10.4 million. The decrease is also due to net inflows of $8.0 million in 2018 compared to net outflows of $20.5 million in 2017 based on: (a) our 2018 net loss of $68.4 million excluding non-cash operating items of $76.4 million, primarily from depreciation, impairments and losses on disposals, amortization of deferred financing costs, unrealized net losses on derivatives, payment-in-kind interest on debt and equity-based compensation charges, results in net inflows of $8.0 million and (b) our 2017 net loss of $90.2 million excluding non-cash operating items of $69.7 million, primarily from depreciation, impairments and losses on disposals, amortization of deferred financing costs, unrealized net losses on derivatives, payment-in-kind interest on debt and equity-based compensation charges, results in net outflows of $20.5 million. These net differences between the two years result in a net increase in operating cash flows of $28.5 million in 2018 compared to 2017.

Investing Activities

Net cash used in investing activities increased by $59.7 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase is largely due to payments for investments and customer notes receivable of $108.4 million in 2018 compared to $52.4 million in 2017 and an increase in purchases of property and equipment, primarily solar energy systems, of $252.6 million in 2018 compared to $240.6 million in 2017. The increase is partially offset by principal proceeds from customer notes receivable of $7.7 million in 2018 compared to $2.8 million in 2017 and proceeds received from insurance settlements of $4.9 million in 2018 compared to $1.0 million in 2017.

Financing Activities

Net cash provided by financing activities decreased by $4.2 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. The decrease is primarily a result of net borrowings on our loan and financing agreements of $128.5 million in 2018 compared to $238.9 million in 2017. The decrease is partially offset by net proceeds from issuance of convertible preferred stock of $172.8 million in 2018 compared to $89.9 million in 2017, payments of deferred financing costs and debt discounts of $11.1 million in 2018 compared to $28.0 million in 2017 and net contributions from redeemable noncontrolling interests of $77.0 million in 2018 compared to $71.9 million in 2017. See “—Components of Results of Operations.”

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season or the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Our Easy Save Monthly Agreements are subject to seasonality because we sell all of the solar energy system’s energy output to the customer at a fixed-price per kWh. Our Easy Save Simple PPAs are not subject to seasonality within a given year because the customer’s payments are levelized on an annualized basis so that the customer is insulated from monthly fluctuations in production. Our lease agreements are also not subject to seasonality within a given year because we lease the solar energy system to the customer at a fixed monthly rate and the reference period for any production guarantee payments is a full year. Finally, our loan agreements are not subject to seasonality within a given year because the monthly installment payments for the financing of the customers’ purchase of the solar energy system are fixed and the reference period for any production guarantee is a full year.

In addition, our dealers’ ability to install solar energy systems and energy storage systems is impacted by weather. For example, the ability to install solar energy systems and energy storage systems during the winter months in the Northeastern United States is limited. This can impact the timing of when solar energy systems and energy storage systems can be installed and when we can acquire and begin to generate revenue from solar energy systems and energy storage systems.

Off-Balance Sheet Arrangements

As of March 31, 2019 and December 31, 2018, we did not have any off-balance-sheet arrangements. We consolidate all of our securitization vehicles and tax equity funds.

Internal Control Over Financial Reporting

Effective internal controls are necessary for us to provide timely, reliable financial reporting and prevent fraud. As a public company, we must comply with the reporting requirements of the Exchange Act, or with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting. This will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Though we will be required to disclose material changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full years following this offering. The process of documenting and further developing our internal controls to become compliant with Section 404 will take a significant amount of time and effort to complete and will require significant attention of management. Completing implementation of new controls, documentation of our internal control system and financial processes, and management testing of internal controls will require substantial cost and effort by us. We may experience higher than anticipated operating expenses, as well as increased independent auditor and other fees and expenses during the implementation of these changes and thereafter.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our accounting predecessor’s consolidated annual financial statements, which have been prepared in accordance with GAAP which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flows and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results may differ from these estimates. Our future consolidated financial statements will be affected to the extent that our actual results materially differ from these estimates.

We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective, and/or complex judgments by management regarding estimates about matters that are inherently uncertain. We believe that the assumptions and estimates associated with our principles of revenue recognition for our customer contracts, the assumptions for determining the performance guarantee obligations, the valuation of the assumptions regarding AROs, the assumptions and estimates in determining any warranty obligations, the determination of valuation allowances associated with our deferred tax assets, the assumptions for impairment of long-lived assets and the valuation of redeemable non-controlling interests have the greatest impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates and these items are discussed below. See Note 2, Significant Accounting Policies, to our accounting predecessor’s annual consolidated financial statements for further discussion of our critical accounting policies.

Principles of Consolidation

Our consolidated financial statements include our accounts and those of our subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve controlling financial interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. Our financial statements reflect the assets and liabilities of VIEs that we consolidate. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We regularly make significant estimates and assumptions including, but not limited to, (a) the collectability of accounts receivable from customers and dealers, (b) the valuation of inventory, (c) the analysis of revenue recognition for solar PPAs and leases, (d) the assumptions for determining the performance guarantee obligations, (e) the collectability of loan notes receivable, (f) the allocation of consideration paid in connection with accounting for business combinations, (g) the useful lives of solar energy systems and other property and equipment and the capitalization methodology of the indirect costs on those assets, (h) the valuation of the assumptions regarding AROs, (i) the assumptions and estimates in determining any warranty obligations, (j) the determination of valuation allowances associated with deferred tax assets, (k) the assessment of asset impairments, (l) the assumptions and estimates in determining the fair value of derivative instruments, (m) the assumptions and estimates in determining equity-based compensation expense, (n) the redemption value of redeemable noncontrolling interests and (o) the discount rate used for operating and finance leases. We base our estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

Revenue Recognition

For a discussion of revenue recognition, see “—Components of Results of Operations.”

Performance Guarantee Obligations

For a discussion of performance guarantee obligations, see “—Components of Results of Operations.”

Asset Retirement Obligations

We have AROs arising from contractual or regulatory requirements to perform certain asset retirement activities at the time the solar energy systems are disposed. We recognize an ARO at the point an obligating event takes place, typically when the solar energy system is placed in service. An asset is considered retired when it is permanently taken out of service, such as through a sale or disposal.

The liability is initially measured at fair value based on the present value of estimated removal costs and subsequently adjusted for changes in the underlying assumptions and for accretion expense. The corresponding asset retirement costs are capitalized as part of the carrying amount of the solar energy system and depreciated over the solar energy system’s remaining useful life. We may revise our estimated future liabilities based on recent actual experiences, changes in certain customer-specific estimates and other cost estimate changes. If there are changes in estimated future costs, those changes will be recorded as either a reduction or addition in the carrying amount of the remaining unamortized asset and the ARO and either decrease or increase depreciation and accretion expense amounts prospectively.

Equity-Based Compensation

We use the Black-Scholes option-pricing model to measure the fair value of the stock options at the measurement date and account for forfeitures as they occur. Option valuation models require the input of highly subjective assumptions including grant date share price, the expected stock price volatility, the risk-free interest rate, the expected dividend yield and the expected term. The expected volatility was calculated based on the average historical volatilities of publicly traded peer companies. The risk-free interest rate used was based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the stock options to be valued. The expected dividend yield is zero as we do not anticipate paying common stock dividends within the relevant time frame. The expected term has been estimated using the average of the contractual term and weighted average life of the options. See “Executive Compensation Arrangements—Long Term Incentive—Predecessor Stock Options”.

Income Taxes

We account for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss, carryforwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

We determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. We use a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals when considered necessary. During the three months ended March 31, 2019 and 2018 and the years ended December 31, 2018 and 2017, we recognized net losses on disposals and impairment expense of $0.4 million, $0.7 million, $7.6 million and $1.8 million, respectively, of which $0.0 million, $0.2 million, $5.8 million and $0.8 million, respectively, related to disaster losses.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests represent third-party interests in the net assets of certain consolidated subsidiaries, which were created to finance the cost of solar energy systems under long-term solar service agreements. The contractual provisions of the financing arrangements represent substantive profit sharing arrangements. We determined the appropriate methodology for attributing income and loss to the redeemable noncontrolling interests is a balance sheet approach referred to as the hypothetical liquidation at book value (HLBV) method. We, therefore, determine the amount of the redeemable noncontrolling interests in the net assets of the subsidiaries at each balance sheet date using the HLBV method, which is presented in the consolidated balance sheets as redeemable noncontrolling interests. Under the HLBV method, the amounts reported as redeemable noncontrolling interests in the consolidated balance sheets represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the financing arrangements, assuming the net assets of the subsidiaries were liquidated at the recorded amounts determined in accordance with GAAP and distributed to the third parties. The third parties’ interests in the results of operations of the subsidiaries are determined as the difference in the redeemable noncontrolling interests balances in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions, such as contributions and distributions, between the subsidiaries and the third parties. However, the redeemable noncontrolling interests balance is at least equal to the redemption amount. The estimated redemption value is calculated using the discounted cash flows attributable to the third parties subsequent to the reporting date. We classify redeemable noncontrolling interests with redemption features that are not solely within our control outside of permanent equity in its consolidated balance sheets.

Guarantees

We are contractually obligated to make our fund investors whole for losses they may suffer in certain limited circumstances resulting from the disallowance or recapture of Section 48(a) ITCs. We have concluded the likelihood of a significant recapture event is remote and consequently have not recorded a liability for any potential recapture exposure. The maximum potential future payments we could be required to make under this obligation would depend on the IRS successfully asserting upon audit the fair market values of the solar energy systems sold or transferred to our funds as determined by us exceed the allowable basis for the systems for purposes of claiming Section 48(a) ITCs. The fair market values of the solar energy systems and related Section 48(a) ITCs are determined, and the Section 48(a) ITCs are allocated to, our fund investors in accordance with our funds’ operating agreements. Due to uncertainties associated with estimating the timing and amounts of distributions, the likelihood of an event that may trigger repayment, forfeiture or recapture of Section 48(a) ITCs to such fund investors, and the fact that we cannot determine how the IRS will evaluate system values used in claiming Section 48(a) ITCs, we cannot determine the potential maximum future payments that are required under these guarantees.

From time to time, we incur non-performance fees, which may include, but are not limited to, delays in the installation process and interconnection to the power grid of solar energy systems and other factors. The non- performance fees are settled by either a reimbursement of a portion of the fund investors’ capital or an additional payment to the fund investors. During the three months ended March 31, 2019, we paid $1.3 million in reimbursements or payments related to non-performance fees. During the years ended December 31, 2018 and 2017, we did not make any reimbursements or payments related to non-performance fees. As of March 31, 2019, we recorded a liability of $0 and as of December 31, 2018 and 2017, we recorded a liability of $1.3 million and $0, respectively, related to non-performance fees.

Quantitative and Qualitative Information about Market Risk

We are exposed to various market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transactions.

Our primary exposure includes changes in interest rates because certain borrowings bear interest at floating rates based on LIBOR plus a specified margin. We sometimes manage our interest rate exposure on floating-rate debt by entering into derivative instruments to hedge all or a portion of our interest rate exposure on certain debt facilities. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available to capital investments, operations and other purposes. A hypothetical 10% increase in our interest rates on our variable debt facilities would have increased our interest expense by $0.7 million for the three months ended March 31, 2019 and by $3.7 million for the year ended December 31, 2018.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

INDUSTRY OVERVIEW

Market Opportunity

The utility-based electricity sector is being disrupted as distributed solar technology offers homeowners the option to generate solar energy on-site at the point of consumption while lowering their energy costs and reducing their environmental footprint. Residential solar is the fastest growing segment of the distributed solar market. The number of residential solar energy systems in the United States is expected to increase from approximately 2.2 million in 2018 to an estimated 5.4 million in 2024, representing a 16% compounded annual growth rate (“CAGR”).1,2 Even in light of this rapid growth, the residential solar market remains significantly under-penetrated, reaching less than 3% of the 84 million single-family, detached homes in the United States.3,4

Projected Growth of Number of Total Installed U.S. Residential Solar Energy Systems5,6

Growth in the residential solar market has been driven in part by the introduction of third-party ownership of residential solar systems through power purchase agreements or lease arrangements that allow the homeowner to benefit from governmental incentives and tax credits without burdening the homeowner with the upfront capital expenditure of purchasing a solar energy system. Recently there has been increased customer demand to own the solar energy system, which in turn has led to innovative financing solutions through various contract structures that offer a homeowner the option to purchase a solar energy system through third-party loan financing. In such a loan offering, a homeowner may or may not receive ongoing operating, maintenance and monitoring services from their installer, similar to those customary in power purchase agreements and lease arrangements.

[1]	According to analysis derived from Wood Mackenzie Power & Renewables, Forecasts—US Solar Dataset, March 2019. Dataset reflects actual and forecasted residential MW installations from 2010 to 2024.
[2]

EnergySage, January 2019. https://news.energysage.com/how-much-does-the-average-solar-panel-installation-cost-in-the-u-s/ . Number of residential solar systems in the U.S. calculated based on Wood Mackenzie forecasted deployments and an assumed average residential system size of 6 kW.

[3]	U.S. Census, 2017. Reflects “Units in Structure” dataset per U.S. Census Bureau.
[4]

Wood Mackenzie Power & Renewables, Forecasts—US Solar Dataset, March 2019. Dataset reflects actual and forecasted residential MW installations from 2010 to 2024. Assumes an average residential system size of 6 kW per EnergySage.

[5]	According to analysis derived from Wood Mackenzie Power & Renewables, Forecasts—US Solar Dataset, March 2019. Dataset reflects actual and forecasted residential MW installations from 2010 to 2024.
[6]

EnergySage, January 2019. https://news.energysage.com/how-much-does-the-average-solar-panel-installation-cost-in-the-u-s/ . Number of residential solar systems in the U.S. calculated based on Wood Mackenzie forecasted deployments and an assumed average residential system size of 6 kW.

The following trends have increased solar energy demand from homeowners in a growing number of markets, and are expected to continue to do so:

Rising Utility-based Electricity Rates

Average U.S. residential retail electricity prices from the power grid increased at an approximate 3% CAGR from 2004 to 2018, according to the Energy Information Administration (“EIA”).7 Residential solar offerings are attractive because they offer customers the ability to lock in their electricity costs over the long-term. If retail electricity rates continue to increase relative to the cost of solar energy, the economics of residential solar offerings will continue to improve.

Declining Capex Costs for Residential Solar

Rooftop residential solar has benefited from a rapid decline in costs8. According to BNEF, the cost of a residential solar system is expected to decline on average by 15% annually, from approximately $2.76 per watt in 2018 to $1.03 per watt in 2024.9 This estimated reduction will allow residential solar offerings to continue to expand into more markets. This reduction will also allow the technology to become increasingly more economical in existing and new markets; Lazard’s 2018 levelized cost of energy (“LCOE”) estimates of $0.15-$0.25 per kilowatt hour for subsidized residential solar indicate it is already competitive in certain markets, when compared to state-level 2017 average retail electricity prices.10,11

Estimated U.S. Residential Rooftop Solar Photovoltaic Cost12

Availability of Attractive Cost of Capital Financing

Historically, residential solar service providers have had access to multiple pools of institutional investors with attractive cost of capital to monetize a portion of the value created by their customer agreements.

[7]	EIA, Electricity Data Browser, March 2019.
[8]	BNEF, 2H 2018 U.S. Renewable Energy Market Outlook, p. 8, December 2018.
[9]	BNEF, 2H 2018 U.S. Renewable Energy Market Outlook, p. 8, December 2018.
[10]

Lazard, Lazard’s Levelized Cost of Energy Analysis—Version 12.0, p. 3, November 2018. The LCOE adjusts for differences in fuel costs, investment costs, operating costs, performance and other factors across different power generation technologies to present their all-in costs on a comparable $/MWh format. This figure is calculated by solving for an after-tax internal rate of return to equity holders equivalent to their cost of capital, which is assumed to be identical across all technologies.

[11]	EIA, State Electricity Profiles. https://www.eia.gov/electricity/state/.
[12]	BNEF, 2H 2018 U.S. Renewable Energy Market Outlook, p. 8, December 2018.

These solar energy systems are attractive to these investors due to the long-term, recurring nature of the cash flows generated by the customer agreements and because the related solar energy systems are generally eligible for investment tax credits, accelerated tax depreciation and other government or utility incentives. For example, there have been more than $3 billion in issuances of securitized residential solar asset-backed securities since 2014.13 This cost of capital enables these providers to offer pricing at economic terms to their customers for the energy generated by the solar energy systems on their homes.

Developments in Energy Storage Solutions

Recent developments in energy storage technology and power usage management may reduce the variability of solar energy availability to the customer. As advances in technology cause the price of energy storage systems to decline, more customers will be able to afford such systems. Including energy storage with the customer’s solar energy system allows the power generated by the solar energy system to be available to the customer on a more consistent basis. In addition, the general availability of power sourced from the battery, coupled with the variability of utility rates for power based on time-of-day, means that, depending on the time of day, it may be more cost-efficient for the customer to draw energy from the energy storage system or the utility grid (or vice versa). As the technology governing the energy storage system improves, we expect these existing cost-saving mechanisms will allow for a better matching of supply and demand based on the customer’s energy usage. The ability to store energy may reduce the industry’s reliance on net energy metering policies, thereby expanding the addressable market for residential solar. In addition, energy storage system costs have declined due to technology improvements, manufacturing scale, competition among manufacturers, greater product integration and deepening industry expertise.14 According to BNEF, the volume-weighted average price of a lithium-ion battery pack has fallen 85% from a price of $1,160 per kilowatt hour in 2010, in real terms, and is expected to decline further by approximately 50%, from $176 per kilowatt hour in 2018 to below $100 per kilowatt hour in 2024 due to further expected technological improvements.15 As a result of declining costs, the U.S. energy storage market is expected to grow to $4.7 billion by 2024, with an estimated 10.0 gigawatt hours of new installation expected by 2024, according to Wood Mackenzie.16,17

Lithium-ion Battery Pack Price Forecast18

[13]	Wood Mackenzie, U.S. Residential Solar Finance Update H2 2018.
[14]	BNEF, 2018 Long-Term Energy Storage Outlook, p. 7, November 2018.
[15]	BNEF, 2018 Lithium-Ion Battery Price Survey, p. 7, December 2018.
[16]	Wood Mackenzie P&R, U.S. Energy Storage Monitor 2018 Year in Review and Q1 2019, March 2019.
[17]	Wood Mackenzie P&R, Global Energy Storage Outlook 2019, July 2019.
[18]	BNEF, 2018 Lithium-Ion Battery Price Survey, p. 7, December 2018.

Cumulative Annual U.S. Residential Storage Deployment Forecast (GWh)19

Impact of Natural Disasters

The electric distribution system, which relies on power lines and other infrastructure such as transformer stations, is prone to prolonged power outages due to natural disasters, such as the wildfires in California and Hurricane Maria in Puerto Rico. As a result, in tandem with improvements to energy storage technology, there is increasing demand from consumers for energy storage systems to provide temporary power for critical functions during power outages.

Consumer Demand for Green Energy

Consumer purchasing habits are increasingly focused on environmentally friendly products, including power sourced from renewable energy. As consumers become more familiar with the environmental benefits of residential solar technology, demand for residential solar systems is expected to increase.

Policies and Incentives

The following regulatory policies have also supported the growth of the residential solar market:

Net Metering

Net metering is one of several governmental policies that have enabled the growth of residential solar in the United States. Net metering allows a customer to pay the local electric utility only for power usage net of production from the customer’s solar energy system. Customers receive a credit for the energy that a solar energy system generates in excess of that needed by the home and that is provided to the electrical grid. The credit offsets energy usage incurred by the customer at times when the customer requires more electricity than is generated by the solar energy system. For these reasons, net metering credits incentivize consumers to use distributed solar. In some electric utility service territories, any excess credits are rolled over to the next billing period and may also be cashed out later at a rate lower than the retail rate. Most states and many United States territories (including Puerto Rico and Guam) have adopted net metering, although the exact policies vary by jurisdiction, with some providing a credit at less than the retail rate.20

Federal Tax Credits

The Federal government currently offers an investment tax credit under Section 48(a) of the Code (the “Section 48(a) ITC”). The Section 48(a) ITC allows taxpayers to claim a tax credit equal to 30% of the qualified

[19]	Wood Mackenzie P&R, Global Energy Storage Outlook 2019, July 2019.
[20]	SEIA, https://www.seia.org/initiatives/net-metering.

expenditures for certain commercially owned solar energy systems that began construction before 2020. The tax credit percentage is scheduled to decrease to 26% of the basis of a solar energy system that began construction during 2020, 22% for 2021 and 10% if construction begins after 2021 or if the solar energy system is placed into service after 2023. In June 2018, the IRS provided guidance as to when construction is considered to begin for such purposes, including a safe harbor that may apply when a taxpayer pays or incurs (or in certain cases, a contractor of the taxpayer pays or incurs) 5% or more of the costs of a system before the end of the applicable year. Decreasing system costs and rising retail residential rates are expected to mitigate the impact of the reduced investment tax credit.

The tax credit under Section 25D (the “Section 25D Credit”) allows an individual to claim a 30% federal tax credit equal to 30% of qualified expenditures with respect to a residential solar energy system that is owned by the homeowner. This 30% rate is currently scheduled to be reduced to 26% for systems placed in service during 2020 and to 22% for systems placed in service during 2021. The Section 25D Credit is scheduled to expire effective January 1, 2022. The Section 25D Credit reduces the cost of consumer ownership of solar energy systems, such as under the Easy Own program.

State and Local Incentives

A variety of state and local incentives are available to incentivize residential solar energy adoption. Some states offer a rebate, payment or other cash incentive for the installation and operation of a solar energy system. Twenty-nine states, the District of Columbia and three U.S. territories have adopted a renewable portfolio standard (“RPS”). An RPS requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including in some cases solar energy specifically, by a specified date. To demonstrate compliance with RPS, utilities often purchase solar renewable energy certificates (“SRECs”), which are generated by distributed solar systems in certain SREC states, and surrender them to the applicable authority. Solar energy system owners can sell SRECs to utilities directly or in SREC markets.

BUSINESS

Mission

Our mission is to power energy independence.

Overview

We are a leading residential solar and energy storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Our goal is to be a leading provider of clean, affordable, and reliable energy for consumers, and we operate with a simple mission: to power energy independence. We were founded to deliver customers a better energy service at a better price, and through our solar and solar plus energy storage service offerings we are disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

We have a differentiated residential solar dealer model in which we work hand-in-hand with local dealers who originate, design and install our customers’ solar energy and energy storage systems on our behalf. Our unique focus on our dealer model enables us to leverage our dealers’ specialized knowledge, connections and experience in local markets to drive customer origination while providing our dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to our peers, furthering our competitive advantage.

We provide customers with the opportunity to power their homes with solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense on the part of the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers through energy storage technology. We do all of this under long-term solar and solar plus energy storage service agreements with our customers, which provide us with predictable, contracted cash flows.

The services we provide are integral to our customers’ value proposition. These include operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and energy storage system, as appropriate, and diagnostics.

We offer customers products to power their homes with affordable solar energy. We are able to offer savings to our solar-only customers compared to utility-based retail rates with little to no up-front expense to the customer, and we are able to provide energy resiliency and reliability to our solar plus energy storage customers. Our solar service agreements take the form of a lease, power purchase agreement (a “PPA”) or loan. The initial term of our solar service agreements is typically 25 years, or in the case of standalone energy storage services, 10 years. Service is an integral part of our agreements and includes operations and maintenance, monitoring, repairs and replacements, equipment upgrades, onsite power optimization for the customer (for both supply and demand), the ability to efficiently switch power sources among the solar panel, grid and battery, as appropriate, and diagnostics. During the life of the contract we have the opportunity to integrate related and evolving home servicing and monitoring technologies to upgrade the flexibility and reduce the cost of our customers’ energy supply.

In the case of leases and PPAs, we also currently receive tax benefits and other incentives from federal, state and local governments, a portion of which we finance through tax equity, non-recourse debt structures and hedging arrangements in order to fund our upfront costs, overhead and growth investments. We have an established track record of attracting capital from diverse sources. Since inception, we have raised more than $4.0 billion in total capital commitments from equity, debt and tax equity investors.

In addition to providing ongoing service as a standard component of our solar service agreements, we also offer ongoing energy services to customers who purchased their solar energy system through unaffiliated third parties. Under these arrangements, we agree to provide such monitoring, maintenance and repair services to these customers for the life of the service contract that they sign with us. We believe the quality and scope of our comprehensive energy service offerings, whether to customers that obtained their solar energy system through us or through another party, is a key differentiator between us and our competitors.

We commenced operations in January 2013 and began providing solar energy services under our first solar energy system in April 2013. Since then, our brand, innovation and focused execution have driven significant growth in our market share and in the number of customers on our platform. We operate one of the largest fleets of residential solar energy systems in the United States, comprising more than 455 megawatts of generation capacity and serving more than 63,000 customers. We define number of customers to include each customer that is party to an in-service solar service agreement (each a “customer”). For further discussion of how we define number of customers, see “Management’s Discussion And Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics.” The following chart illustrates the growth in our number of customers from March 31, 2015 through March 31, 2019.

Our Customer Value Proposition

Our customer value proposition includes:

•

A better energy service at a better price. Our residential solar service agreements offer customers low-cost, clean solar energy along with comprehensive customer service and system maintenance over the lifetime of their contract with us. We generally price our solar service agreements lower than utility-provided electricity, offering customers the opportunity to reduce their overall electric utility bill. The initial price or energy rate is fixed (often coupled with a price escalator at the customer’s option), providing predictable prices over the entire 25-year term of the solar service agreements. We believe this provides the customer valuable protection against unpredictable increases in utility rates. We also offer energy storage solutions to those customers who are looking for energy resiliency and reliability. In addition, we monitor, maintain and service the system over the life of the contract, ensuring that customers benefit from a better energy service, generally at a better price over the life of their relationship with us.

•	Best-in-class customer service. All Sunnova solar service agreements include comprehensive servicing solutions designed to ensure maximum performance and a high-quality customer experience. Our solar service agreements provide remote monitoring, timely maintenance, and warranty coverage and services for the entire contract term. The majority of our solar service agreements contain a production guarantee to help customers capture the savings they expect. Our digital monitoring platforms allow customers to monitor the performance of their systems, and we have a staff of bilingual, well-trained professionals on-call to respond to customer questions and concerns. We believe that our customer service is a critical component of our value proposition and we pride ourselves on the experience we provide. In addition to the customers that we service and finance through lease, loans and PPAs, we also offer service-only contracts to customers who have non-Sunnova solar energy systems installed, but do not have the benefit of a comprehensive service relationship. We believe this focus on service differentiates us from other solar providers and facilitates long-term, active relationships with our customers.

•

Greater resiliency and independence from the grid. Our energy storage systems increase customers’ independence from the centralized utility and provide on-site backup power when there is a grid outage due to storms, wildfires, other natural disasters and other power failures. In addition, variable electricity prices, known as time-of-use rates, can make it more profitable to sell solar energy to the grid rather than consume it, allowing customers to save money. This combination of increased energy resilience and independence from the grid is a strong incentive for customers to adopt solar and energy storage.

•

Reliable, clean power. Our solar and energy storage services allow customers to reduce their environmental footprint by buying clean, affordable and reliable energy. In addition to being a more sustainable energy option than centralized grid-provided energy predominantly powered by fossil fuels, our service offerings are also well-positioned to meet the evolving needs of energy consumers.

•

Flexible financing solutions. We offer an array of financing solutions to provide solar and storage services to customers at minimal or no upfront cost. Our solar and solar plus energy storage contracts include leases, PPAs and loans. These flexible solutions allow us to tailor our offerings to meet customers’ needs: we can offer them a fixed payment plan per month to provide predictability, or a contract where monthly payments vary with solar production levels. All of our financing options are Sunnova-branded and we manage all billing and collections in-house.

Our Competitive Strengths

Our key competitive strengths include:

•

Focus on long-term customer relationships. We serve as the primary point of contact for our customers over the duration of their solar service agreements. This direct, long-term relationship with customers drives our focused efforts to provide excellent customer service both directly and through our dealers by providing them with access to high quality components and system designs. We believe that by providing an excellent customer experience from the outset, we are well-positioned to meet the evolving needs of our energy consumers, including energy storage systems today and the potential ability to integrate home automation, electric vehicle charging and other home technology solutions in the future.

•

Local dealer model provides operational flexibility and lower fixed costs. We believe our network of more than 75 local, independent dealers as of March 31, 2019 provides us with competitive advantages in originating new customer contracts and servicing systems. Our dealer model facilitates our entry into new markets by enabling us to develop relationships with existing local businesses and leveraging their local knowledge and sourcing new sales leads. Similarly, we can quickly refocus our origination efforts and capital deployment strategy to different markets in response to changing dynamics and regulatory developments. We believe our differentiated dealer model enables us to have lower fixed costs and reduced fixed overhead expenses relative to our peers who bear the burden of local market origination, as well as sales, marketing and installation costs, although use of our dealer model means we do not have direct control over certain costs related to our business.

•

Mutually beneficial partnership with our dealers. Attracting the best dealers in the business to partner with us has been one of our principal goals since we began operating. We have successfully developed and built our dealer network by offering a compelling value proposition. We have a suite of branding, marketing and technology tools and products to support our dealers’ origination efforts at attractive unit economics. In turn, our dealers benefit from being able to sell a Sunnova-branded solar service agreement that is backed by our best-in-class customer service and proven financing track record. We also have multi-year exclusivity arrangements with several key dealers, under which these dealers will generally not sell solar energy systems for any other company. For certain other dealers, substantially all of the solar service agreements originated by such dealers are Sunnova agreements, although they are under no exclusivity arrangement. We instill trust in our dealers and do not compete with them in their local markets.

•

Stable and diversified business model. Our business model is underpinned by contracted cash flows, geographic diversification and proven technology. Our assets are supported by long-term contracted cash flows, with most of our solar service agreements having an initial term of 25 years and in some cases a 10-year renewal option. Our stringent customer credit approval policies have resulted in limited defaults in customer payments on our solar service agreements. As of March 31, 2019, our customers had, at the time of signing the solar service agreement, an average FICO score of 737. In addition, we believe our diversification across geographies and equipment manufacturers contributes to the overall stability of our business. As of March 31, 2019, approximately 29%, 26% and 14% of our solar energy systems were located in New Jersey, California, and Puerto Rico, respectively, with our total reach spanning more than 20 U.S. states and territories, reducing the adverse impact on our business of adverse climate, regulatory or economic conditions in any one jurisdiction. Additionally, we have a broad range of suppliers for our solar energy and energy storage system components, which tends to reduce warranty concentration and component and supply risk.

•

Demonstrated access to diversified funding sources. We have financed the capital investment required for solar energy system and energy storage system installations from a broad range of sources and investors, including large institutional investors, private equity sponsors and limited foreign investment. Our relationships with, and access to, these investors have allowed us to raise more than $4.0 billion of committed capital since our inception in indebtedness, tax equity and preferred equity. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash. We believe that our strong balance sheet and access to capital provides us with a competitive advantage. However, we may not be able to access sources of capital due to general market conditions, market perception of our business or the renewable energy industry as a whole.

•

Focused and experienced management team. Our CEO and founder has always led our company with a focused and consistent goal of providing reliable and affordable solar energy through best-in-class customer service. Our management team’s long-term focus and commitment underpin everything we do. In addition, our management team has substantial experience in the renewable energy and power sectors and was among the pioneers of the distributed solar industry, providing the team a strong understanding of dealer networks and the associated benefits of the dealer network model. Our CEO and founder has founded two prior successful residential solar businesses, and our management team has multi-disciplinary experience in sales, marketing, legal and project finance with an average of over 20 years in management roles across a variety of both public and private companies. We believe that our combination of experience and focus on our mission and customers provides us with a lasting competitive advantage.

Our Growth Strategies

Our chief objective is to be a primary provider of clean, affordable and reliable energy for consumers. In order to accomplish this objective, we intend to:

•

Accelerate growth in underpenetrated markets and expand our geographic footprint. We believe the total market opportunity for residential solar services remains significantly under-penetrated, reaching less than 3% of the 84 million single-family, detached homes in the United States. The flexibility and reach of our dealer model, coupled with our scalable technology platform, allow us to increase market penetration and enter new markets quickly and efficiently. We plan to strengthen our existing relationships and identify new dealers to accelerate our growth. We will seek to enter new markets and geographies over time, both in the United States and internationally, where climate, demand for residential solar energy, and regulatory policies position solar energy as an economically compelling alternative to centralized electric utilities.

•

Further strengthen our dealer relationships with support platform and technology suite. Our operations desk supports our dealer network and is used to sell additional complementary services to our customer base and directly facilitate sales for our dealers. Additionally, our cloud-based technology suite standardizes and simplifies the design, installation and customer contract processes, and ongoing training and field support provides cost-efficient operations. Finally, dealers are able to leverage our economies of scale to procure equipment through our supply chain relationships.

•

Continued deployment of energy storage systems to customers. We believe that integrated energy storage systems enhance the reliability, resiliency and predictability of home solar energy in certain markets, increasing the overall value proposition to consumers. We expect customer demand for Sunnova SunSafe, our solar plus energy storage product, to increase over time. We also expect continued requests by our customers that we retrofit their existing solar energy systems with energy storage service to provide resiliency.

•

Broaden and enhance service offerings. In addition to providing ongoing monitoring and service as a standard component of our solar service agreements, we also offer our service-only product, Sunnova Protect, as a standalone product to consumers who have obtained their solar energy systems through unaffiliated third parties. Of the approximate 2.2 million homes that utilize solar energy systems, we estimate that approximately 900,000 are not covered by a service plan. We believe there is significant market demand for long-term protection plans for customers who have chosen to finance or purchase systems rather than lease them, and we will strive to capture a significant share of this market. We believe the quality and scope of our service offerings through Sunnova Protect fulfill the need for active, comprehensive management to monitor system function and optimize performance. We plan to expand our energy product and industry-leading service offerings in the home to provide further cost savings to our customers and optimize the performance of existing solar energy systems.

Our Dealer Network Model

While many of our competitors maintain a large, geographically diverse base of employees in local markets, including a direct sales force comprised of home improvement installers, we limit that cost structure by utilizing a network of local, independent dealers to install systems on our behalf. Our dealers typically reside and work within the markets they serve and provide a localized, customer-focused marketing, installation and servicing process. These dealers are often leading local solar installation companies who serve customers that are actively searching for solar power or who were referred by existing customers. When entering new markets, our dealer model immediately provides scale by enabling us to develop relationships with existing local businesses and avoiding the delay and expense required to establish new sales and installation offices. Similarly, because we do not typically maintain local offices, we can quickly refocus our origination efforts and capital deployment strategy to different markets in response to changing dynamics and regulatory developments. Furthermore, because of the low marginal cost to maintain relationships with individual dealers in currently unfavorable markets, we can maintain a strategic presence in anticipation of future developments that may make the economics of distributed residential solar energy in those markets more attractive.

In addition, our dealers realize value in partnering with us for a variety of reasons. Although each of our dealer relationships is unique, we believe our dealers choose to work with us because:

•	we do not compete with our dealers;

•	we receive preferred equipment pricing as a result of our strong supplier relationships;

•	we offer a wide variety of product structures;

•	we provide easy-to-use software to dealers to assist with the installation process and to price potential systems;

•	dealers can leverage our brand to support their businesses;

•	we provide comprehensive training to dealers; and

•	we are a stable counterparty that our dealers can trust to make payments on time.

In addition to our dealer network, we have also introduced a direct sales desk for energy storage systems and maintenance services to augment our dealer network’s sales. Where our dealers choose not to offer energy storage service agreements or service only agreements, we provide this as a supplement to their existing sales.

Origination, Installation, Monitoring and Servicing Processes

Through our dealer network model, we provide a streamlined approach for the origination of solar service agreements and the installation of solar energy and energy storage systems. The principal elements of our origination, installation, monitoring and servicing processes are described below:

•

Customer Origination and Consultation. Our dealers serve as a local, direct-to-home sales force providing in-person consultations to source potential customers in each geographic market where we operate. Our dealers reach potential customers through various means, including online, telemarketing, in-store sales, cross-marketing with complementary products and door-to-door canvasing. Using our technology platform and proprietary pricing tool, the dealer and the customer select one of our standard-form solar service agreements for the relevant market and the dealer submits its proposal to us for approval. Before proceeding to the design phase, we call every customer to make sure they understand the terms of their contract with us as well as the expected benefits of the system.

•

Design and Engineering. Prior to the dealer’s purchase and installation of the equipment, we and the dealers work together to design each solar energy and, if applicable, energy storage system. All of our solar energy and energy storage systems are designed with equipment from our approved list of manufacturers. We utilize our extensive tools and services platform, standardized procedures and existing databases to help our dealers comply with our pricing requirements, residential solar best practices, contract terms, and state, territorial and local regulations. For each solar service agreement, an individualized power production estimate is created by analyzing geographic, solar and weather data with the design’s proposed orientation, components, and shading. We continue to pursue technological innovation to streamline our review of design and engineering, to expedite installation and to lower costs for our dealers.

•

Installation, Commissioning and Interconnection. The installation and commissioning phase requires the dealer to obtain all necessary permits for installation and complete our commissioning process for the solar energy and energy storage system (if applicable). This entails submitting supporting documentation and photographs illustrating the installation of the solar energy and energy storage system to our engineering team for review. Following completion of these steps and our approval of these materials the dealer submits required paperwork to the applicable electric distribution utility to obtain permission to operate the equipment, schedule required regulatory inspections and arrange for interconnection of the solar energy system to the electrical grid. The customer’s billing begins at the earlier of 90 days after installation or upon interconnection.

•

Monitoring and Servicing. Our monitoring systems utilize cellular connections that allow us to confirm the continuing operation of the solar energy and energy storage systems and identify and solve maintenance issues through our dealers, third-party service providers or our own personnel. We also collect performance data to improve our pricing, generation estimates and services for our customers.

Our Relationships With Our Dealers

We carefully recruit our dealers, who must meet and maintain our standards to be an approved dealer. Qualifications to be a dealer include: experience in the residential solar industry (or success in complementary industries such as home security, heating, ventilation and air-conditioning, electrical services, and satellite television), experienced and appropriately certified employees (including multiple installation teams) and possession of applicable licenses. We also perform a financial review of the prospective dealer’s financial condition as part of our recruitment process. Upon engagement, the dealer enters into a standard dealer agreement with us, which may be amended from time to time, that sets ongoing standards for operations and payment obligations based on different milestones for each project. We provide training, field support, and continuing education to help our dealers operate efficiently. This includes training related to our processes, standards and services platform, sales training and compliance education regarding applicable rules and regulations. We actively review our dealers’ performance and compliance with our requirements to determine whether to terminate our relationship with any dealer that is unable to meet our performance standards.

We devote significant resources to maintaining and expanding our relationships with existing dealers. Although most of our dealer agreements allow the dealer to sell services and products from our competitors, we believe that dealers find our proprietary technology and operations platform, established supply chain group, commitment to training, quality of service and prompt payment to be an incentive to prioritize selling our services. Furthermore, many of our dealers may be hesitant to work with our competitors that have developed internal sales and installation personnel which may compete with certain aspects of the dealers’ business. Taken as a whole, we believe these considerations promote long-lasting relationships with our dealers.

For the three months ended March 31, 2019 and the year ended December 31, 2018, Trinity Solar, Inc. accounted for approximately 40% and 52% of our originations for such periods, respectively. In March 2019, we amended our channel partner agreement with Trinity Solar, Inc. pursuant to which Trinity has agreed to perform services or work exclusively for us for four years, with certain exceptions, including (i) the sale of solar energy systems to individuals on a “cash” basis that do not involve any third-party financing, (ii) the sale of solar energy systems pursuant to customer agreements that we do not elect to accept under the terms of the arrangement and (iii) the sale of solar energy systems pursuant to customer agreements that were executed prior to the date of the amendment to the channel partner agreement. In addition, Trinity may market, sell and install solar energy systems for our competitors in instances in which such competitor has provided the leads for such solar energy system customer directly to Trinity. Under this arrangement, we have agreed to provide annual bonuses to Trinity in the amount of $20 million in year one and $10 million each year thereafter, subject to clawback if minimum annual origination targets are not reached and additional per watt incentive payments if higher annual origination targets are exceeded. The minimum and higher origination targets increase by approximately 15% to 20% each year and limits competing work by Trinity to 10% of Trinity’s annual gross revenues. Unlike most of our dealer agreements, the arrangement with Trinity does not permit the parties to terminate for convenience, and only permits termination in specified circumstances including material breach (subject to applicable cure periods), prolonged force majeure events, a change of control, certain insolvency events, or mutual agreement. For purposes of the Trinity agreement, “change of control” means (a) the sale of all or substantially all of the assets of a party or (b) any merger, acquisition, or other transaction or series of transactions that results in a change of ownership of more than fifty percent of the voting securities of a party (other than in connection with an initial public offering of either party or a transfer among Trinity’s existing owners). Additionally, the arrangement provides for a $10 million liquidated damages payment by the applicable party in the event of termination for material breach, certain insolvency events of or wrongful termination by the other party.

We have similar contractual arrangements with several other key dealers. For certain other dealers, substantially all of the solar service agreements originated by such dealers are Sunnova agreements, although they are under no exclusivity arrangement. No dealer other than Trinity Solar, Inc. accounted for more than 10% of our total expenditures to dealers relating to costs incurred for solar energy systems for the three months ended March 31, 2019 and the year ended December 31, 2018.

Platform of Tools and Services

We have developed a cloud-based technology platform for origination, installation, administration and servicing of our solar energy and energy storage systems. All of our dealers are trained in and use this platform. Our software platform includes a proprietary technology suite, including a contact center to assist dealers in lead generation, project tracking and service obligations, a quoting tool to standardize customer quotes and solar service agreements, and other services to manage payments, billing and monitoring. The technology suite also includes tools to streamline the approval process for the design and installation of solar energy and energy storage systems and establish a standard process for ongoing service and warranty management. The platform leverages cloud-based infrastructure and software capabilities using multiple third-party providers, including Salesforce, Amazon Web Services, Heroku and FinancialForce. It is compatible with multiple end-user device types, including smartphone, tablet and desktop/laptop interfaces.

We have invested in proprietary software systems and technology that have been designed to tie into third-party platforms and applications of our dealers and other systems. Our key software systems include:

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Pricing Tool: Customer pricing and quoting is delivered by a combination of cloud-based technologies including Genability, PV Watts (a service of the National Renewable Energy Laboratory) and proprietary applications running on Amazon Web Services and Heroku. This collection of tools is made available to us and our dealers through a web, tablet or mobile device interface. We permit dealers to generate solar service agreement quotes and proposal documents on demand for presentation to prospective customers. Each completed quote is transferred into Salesforce for solar service agreement generation, customer access and reporting.

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MySunnova: MySunnova is our online portal for customers, which allows them to view their solar energy systems’ production history, view energy storage system state of charge, pay their bills, manage their online account and contact information, make referrals and contact our customer service team.

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Salesforce: Salesforce is our central repository and system of record for all contracts, process documentation, customer account information, maintenance information and payment tracking for the life of the solar service agreement. This single system allows for integrated and comprehensive reporting for the entire life cycle of the customer, from quote to end of the solar service agreement term. Many of our other systems interact with the Salesforce platform.

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FinancialForce: FinancialForce is a cloud-based accounting system built on the Salesforce platform. Because it shares similar architecture to our Salesforce system, FinancialForce allows for simple integration between our operations and accounting.

Customer Agreements

We focus on growing a geographically diverse customer base with a strong credit profile. We perceive our recurring customer payments as high-quality assets given the broad and relatively inelastic demand for electricity and because our customers typically have high credit scores. As of March 31, 2019, our customers had, at the time of signing the solar service agreement, an average FICO score of 737. The purpose of our stringent credit approval policy is to ensure reliability of collecting payment over the duration of the solar service agreements. As of March 31, 2019, approximately 1.0% of our customers were in default under their solar service agreements.

Most of our solar service agreements have an initial term of 25 years with an opportunity for customers to renew for up to an additional 10 years via two five-year renewal periods. The customer is obligated to make payments to us on a monthly basis and we operate and maintain the solar energy and energy storage system, if applicable, in good condition throughout the duration of the agreement. Under our lease agreements and PPAs, the customer’s monthly payment or price per kilowatt hour is set based on a calculation that takes into account expected solar energy generation. The customer has an option of choosing a flat rate without an escalator or a lower initial rate with an escalator. As of March 31, 2019, the majority of our lease agreements and PPAs contained a price escalator, ranging from 0.9% to 2.9% annually.

Our solar service agreements are designed to offer the customer projected cost savings relative to centralized retail utility prices, often resulting in an immediate reduction in the customer’s overall utility bill, with little or no upfront costs. Our current product offering includes the following:

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Lease Agreements. Under a lease agreement, or Easy Save Agreement, the customer leases a solar energy system from us at a fixed monthly rate that is typically subject to annual escalation. We own, operate and maintain the solar energy system. In most cases, lease agreements include a performance guarantee under which we will refund payments or credit the customer if the solar energy system fails to meet a guaranteed minimum level of power production for specified time periods.

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PPAs. We offer PPAs through our Easy Save Monthly Agreement, for monthly generation billing, and the Easy Save Simple Agreement, for a levelized monthly payment. We own, operate and maintain the solar energy system under our PPAs.

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Easy Save Monthly. Pursuant to an Easy Save Monthly Agreement, the customer agrees to pay for all power generated by a solar energy system at a price per kWh which is typically lower than the local utility rate. The monthly rate is typically subject to annual escalation.

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Easy Save Simple. The Easy Save Simple Agreement is similar to the Easy Save Monthly Agreement, but the customer’s payments are levelized over the course of a year based on an annual production estimate so that the customer’s payments are insulated from monthly fluctuations in electricity production. The fixed monthly rate is typically subject to annual escalation. Should the annual production estimate exceed actual production, the customer will receive a bill credit at the end of the applicable period, and we may decrease the estimated production (and corresponding monthly payments) for the subsequent year. Should actual production exceed the annual estimate, we may apply the overproduction to a subsequent year, or increase the estimated annual production and corresponding monthly payments for the subsequent year. The estimated annual production will not increase more than 110% from the estimated annual production for the first year.

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Loan Agreements. Pursuant to an Easy Own Agreement, the customer purchases the solar energy system from a dealer using financing provided by us. The customer repays the amount financed plus a finance charge through monthly payments for a typical term of 25 years. We purchase the Easy Own Agreement from the dealer and agree to operate and maintain the solar energy system. In most cases, Easy Own Agreements include a performance guarantee under which we will refund payments or credit the customer if the solar energy system fails to meet a guaranteed minimum level of power production for specified time periods. Customers under our Easy Own Agreements have the option to prepay outstanding principal amounts, in part or in full, without penalty.

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Energy Storage Systems. Our recently introduced Sunnova SunSafe program offers customers the option to add energy storage systems to their solar energy systems. Our Sunnova SunSafe Easy Save Agreement and Sunnova SunSafe Easy Own Agreement are each 25-year agreements similar to our Easy Save Agreement and Easy Own Agreement, respectively, but that include energy storage systems with the solar energy systems. These agreements have a production guarantee, similar to the Easy Own Agreements and Easy Save Agreements, except in Guam, Saipan, Hawaii and Puerto Rico. Additionally, we introduced the Sunnova SunSafe Agreement to existing customers in Puerto Rico, under which the customer purchases the energy storage system from a dealer using financing provided by us. Under the Sunnova SunSafe Agreement, the customer repays the amount financed plus a finance charge through monthly payments for a term of 10 years. We intend to roll-out these energy storage system offerings to additional geographic regions in the coming years.

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Sunnova Protect Service. For solar energy systems not owned or sold by us, our recently introduced Sunnova Protect Agreements provide customers maintenance and repairs as well as system monitoring and diagnostics, eliminating customers’ out-of-pocket expenses. We provide three levels of service: (i) Basic, which is monitoring only; (ii) Premium, which is monitoring plus repair and/or replacement of all equipment under a manufacturer’s warranty; and (iii) Platinum, which is monitoring, repair and/or replacement of all equipment under and outside the manufacturer’s warranty and a production guarantee. The customer may select the level of service and a term of 1, 5, 10 or 20 years. Prior to commencing coverage, we will run a diagnostic evaluation on the customer’s solar energy system and will identify any underperforming equipment and estimate production. The customer may elect to repair underperforming equipment, on a time and materials basis, so that it may be included in the coverage going forward. Should the underperforming equipment not be repaired, it will not be covered under the Sunnova Protect Agreement.

As of March 31, 2019, approximately 35% of our customers had lease agreements, approximately 54% had PPAs, and approximately 11% had loan agreements. Less than 1% of our customers have our recently introduced Sunnova SunSafe and Sunnova Protect Agreements.

We have developed a standardized protocol and set of policies to qualify potential customers whereby we review the customer’s credit application for compliance with our credit standards. Solar service agreements that are accepted must comply with our underwriting standards, which emphasize the prospective customer’s ability to pay and the value of the customer’s estimated savings under the solar energy service agreement compared to traditional utility rates.

We maintain reporting and controls in place to monitor the timeliness of customer payments. As of December 31, 2018, approximately 94% of all payments received pursuant to our solar service agreements are deducted automatically on a monthly basis from the customer’s bank account, 3% are collected via automatic recurring credit card payments, and 3% are collected through non-recurring means. If a customer becomes delinquent on one or more monthly installment payments, we typically begin a collection process with respect to the customer.

In the event that a customer elects to sell his or her home, the customer’s solar service agreement may be transferred to the prospective purchaser through prescribed reassignment procedures, subject to certain conditions related to the prospective purchaser’s creditworthiness. To initiate the reassignment process, the customer must notify us of the pending sale, after which we will provide a copy of the solar service agreement, including any amendments, to the prospective purchaser. The prospective purchaser will then be required to complete a customer profile and a credit application. Each prospective purchaser’s FICO® Score and Experian TEC Score (Telecommunications, Energy and Cable) will be evaluated on the same basis as a customer in a new origination and will be evaluated by our computer auto-decisioning system.

In the event that a prospective purchaser does not meet our credit criteria or elects not to be subject to such credit inquiry, the current customer will be required to prepay the solar service agreement in full or the prospective purchaser will be required to provide a security deposit in accordance with such customer’s solar service agreement or our transfer policy in cash prior to the approval of the reassignment. Each such security deposit is held in a separate account until the earlier of (a) the time at which the prospective purchaser satisfies our established credit criteria or (b) upon 12 consecutive months of on-time payments following the date of reassignment.

On a case-by-case basis, we may remove a solar energy system and, if applicable, energy storage system from the property on which it is installed if, among other reasons, the solar service agreement is cancelled or otherwise terminated, the customer or solar energy and energy storage system is relocated, any of the component parts are damaged, or the new homeowner rejects the reassignment of the solar service agreement upon home transfer, if applicable. System removals are infrequent.

Monitoring and Maintenance Service and Warranties

Our residential solar service agreements typically are accompanied by a warranty and/or monitoring and service agreement. The warranty and monitoring services provided with each type of solar service agreement vary, but can include operations and maintenance, equipment repairs, monitoring or site power controls and management for both supply and demand. Additionally, our Sunnova Protect program offers monitoring, service, and production guarantees across three tiers of service for solar energy systems owned by the homeowner and installed by an unaffiliated third party.

Regardless of the type of our solar service agreement, we provide ongoing service during the entire term of the customer relationship, including monitoring, maintenance and warranty services of the solar energy and energy storage system, if applicable. We have an operations and maintenance administration organization consisting of administration staff and a dedicated residential monitoring and production team that evaluates the solar energy systems’ and energy storage systems’ performance daily. When a performance or operation issue is detected via our monitoring system, we provide or arrange for troubleshooting or field services as necessary. We rely on our dealer network and our own personnel to complete the field services required to maintain the solar energy systems. After completion of the resolution steps, the maintenance administration organization verifies remotely that the issue has been resolved and the system or energy is performing as expected. Because we typically exercise our rights under the related installation warranties before incurring direct charges, many service expenses are borne by our dealers and not us directly. Typically, we or our subsidiaries will bear the cost of any components that require replacement to the extent not covered by warranties.

Additionally, customers under our solar service agreements receive a range of warranties on the related solar energy and energy storage systems, including warranties for module production and against defects in workmanship and against component or materials breakdown. We also provide the customers with a warranty on roof penetrations of up to 10 years in compliance with applicable state, territorial or local law. Through our agreements with our dealers, the dealer is obligated, at its sole cost and expense, to correct defects in its installation work for a period of 10 years and provide a roof warranty on roof penetrations of five years. Furthermore, we provide a pass-through of the solar photovoltaic panel manufacturers’ warranty coverage to our customers, generally of 25 years, and of the inverter and energy storage system manufacturers’ warranty coverage, typically of 10 to 25 years.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Our Easy Save Monthly Agreements are subject to seasonality because we sell all of the solar energy system’s energy output to the customer at a fixed price per kWh. Our Easy Save Simple PPAs are not subject to seasonality within a given year because the customer’s payments are levelized on an annualized basis so that the customer is insulated from monthly fluctuations in production. Our lease agreements are also not subject to seasonality within a given year because we lease the solar energy system to the customer at a fixed monthly rate and the reference period for any production guarantee payments is a full year. Finally, our loan agreements are not subject to seasonality within a given year because the monthly installment payments for the financing of the customers’ purchase of the solar energy system are fixed and the reference period for any production guarantee is a full year.

In addition, our dealers’ ability to install solar energy and energy storage systems is impacted by weather. For example, the ability to install solar energy and energy storage systems during the winter months in the Northeastern United States is limited. Such delays can impact the timing of when solar energy and energy storage systems can be installed and when we can acquire and begin to generate revenue from solar energy and energy storage systems.

Intellectual Property

We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the United States, as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on several registered and unregistered trademarks to protect our brand. In addition, we generally require our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements to limit access to, and disclosure and use of, our confidential information and proprietary technology. We also continue to expand our technological capabilities through licensing technology and intellectual property from third parties.

Government Regulations

While we are not regulated as extensively as a public utility where our business is conducted in the United States, we are subject to various national, state, territorial and other local regulatory regimes. For example, in California and New York, we are subject to regulations concerning marketing and contracting promulgated by state public utility commissions. In some states such as Arizona and Florida, we are limited to offering only a lease agreement or a loan agreement to homeowners and are prohibited from offering a PPA, which is deemed a retail sale of electricity in such states and can only be made by a regulated utility. In Puerto Rico, we are subject to regulation as an electric power company by the Puerto Rico Energy Bureau and are required to comply with certain filing, certification, reporting and annual fee requirements. Regulation by the Puerto Rico Energy Bureau as an electric power company does not currently subject us to centralized utility-like regulation or require the Puerto Rico Energy Bureau’s approval of charges to customers.

To operate the solar energy and energy storage systems, our dealers work with customers to obtain interconnection permission from the applicable local electric distribution utility. In many states and territories, by statute, regulations or administrative order, there are standardized procedures for interconnecting distributed residential solar energy and related energy storage systems to the electric utility’s local distribution system. In some states, such as New Jersey and Massachusetts, certain utilities such as municipal utilities or electric cooperatives are exempt from some interconnection requirements. Provided that the system and energy, if applicable, qualify for the standardized procedures based upon size, use of industry-standard components, location on a suitable local network and other applicable requirements, utilities in some states or territories are required to interconnect qualifying solar energy and energy storage systems on an expedited basis relative to non-qualifying systems. Expedited procedures, when available, streamline the installation and interconnection process for solar energy and energy storage systems to begin operating. In the U.S. states and territories in which we operate, our dealers typically obtain interconnection permission on behalf of us and our customers using standardized interconnection procedures.

In certain states, such as California, independent solar energy producers who enter into solar service agreements with homeowners for residential solar energy systems are required to make certain disclosures to the homeowner regarding the solar energy system and the terms of the agreement and record a notice against the title to the real property on which the electricity is generated and against the title to any adjacent real property on which the electricity will be used. The notice does not constitute a title defect, lien, or encumbrance against the real property.

In August 2018, the Environmental Protection Agency (“EPA”) proposed the Affordable Clean Energy (“ACE”) rule to replace the previous Clean Power Plan (“CPP”), which established standards to limit carbon dioxide emissions from existing power generation facilities and was expected to increase the cost of certain forms of fossil-fuel derived energy. We estimate that the power generated by our solar energy systems has displaced more than 750,000 metric tons of carbon emissions based on approximately 1.1 billion kilowatt-hours of electricity produced since our inception and applying the EPA’s online greenhouse gas equivalencies calculator.21 The ACE rule would establish emission guidelines for states to develop plans to address greenhouse gas emissions from existing coal-fired power plants but does not have the expected increase in cost for fossil-fuel derived energy. We cannot predict what effects, if any, the ACE rule may have on PV solar markets.

Our operations as well as the operation of our dealers are subject to stringent and complex federal, state, territorial and local laws, including regulations governing the occupational health and safety of employees, wage regulations, and environmental protection. For example, we and our dealers are subject to the regulations of the Occupational Safety and Health Administration (“OSHA”), the Department of Transportation (“DOT”), the EPA and comparable state and territorial entities that protect and regulate employee health and safety and the environment. These include, for example, regulations regarding the disposal of solid and hazardous wastes from the systems that we own. In addition, environmental laws can result in the imposition of liability in connection with end-of-life system disposal, such as in connection with disposal and recycling of batteries.

We and our dealers are also subject to laws and regulations relating to interactions with residential consumers, including those pertaining to sales and trade practices, privacy and data security, equal protection, consumer financial and credit transactions, consumer collections, mortgages and re-financings, home improvements, trade and professional licensing, warranties and various means of customer solicitation, as well as specific regulations pertaining to solar installations.

For a discussion of these and other regulatory requirements, please see “Risk Factors—Risks Related to Regulations.”

Government Incentives

U.S. federal, state, territorial and local governments have established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives come in various forms, including rebates, tax credits and other financial incentives such as payments for renewable energy credits associated with renewable energy generation, exclusion of solar energy systems and energy storage systems from property tax assessments, system performance payments, accelerated depreciation and net energy metering, or net metering, programs. These incentives make solar energy system and energy storage system ownership more attractive to some homeowners and enable us to charge our customers lower prices to purchase energy generated by our solar energy systems and energy storage systems or to lease or purchase our solar energy systems and energy storage systems than they would normally be expected to pay for utility-provided energy. These incentives also help catalyze private sector investments in solar energy and resiliency measures, including the installation and operation of residential and commercial solar energy systems and energy storage systems.

Net metering is one of several key policies that have enabled the growth of distributed solar in the United States, providing significant value to certain customers with solar energy systems for the electricity generated by their systems but not directly consumed on-site. Net metering allows a customer to pay the local electric utility only for power usage net of production from the customer’s solar energy system. Customers receive a credit for the energy that an interconnected solar energy system generates in excess of that needed by the home and that is provided to the electrical grid. The credit offsets energy usage incurred by the customer at times when the customer requires more electricity than is generated by the solar energy system. In many markets, this credit is equal to the residential retail rate for electricity and in other markets the rate is less than the retail rate and may be based, for example, in whole or in part on the centralized electric utility’s “avoided cost” for electricity that it would have had to generate or purchase at wholesale to meet the customer’s demand. Furthermore, when coupled with a time of use rate program in certain electric utility territories, a homeowner may offset usage billed at lower rates with net metering credits provided at a higher rate.

[21]	EPA, https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator, May 2019.

For these reasons, net metering credits incentivize consumers to use distributed solar in certain jurisdictions, including some of those in which we operate. In some electric utility territories, any excess credits are rolled over to the next billing period and may also be cashed out later at a rate lower than the retail rate. Most states, the District of Columbia, Puerto Rico and Guam have adopted some form of net metering by statute, regulation, administrative order or a combination thereof, although some of these jurisdictions provide for a credit at less than the retail rate. In some jurisdictions, centralized electric utilities have also adopted net metering on a voluntary basis. Some of the states in which we operate, including New Jersey, Maryland, Massachusetts, Rhode Island, Delaware, Illinois, and Hawaii, have in place policies that limit or permit utilities to limit the amount of total electricity generated through net metering and/or solar energy systems, and some of these states as well as other states or territories, including Pennsylvania, Nevada, New Mexico, and Guam, have policies that limit or place conditions on the size of individual solar energy systems.

Net metering and other incentive programs are subject to legislative and regulatory review in many states and territories in which we operate, and the availability and value of these programs could be limited, reduced, or phased out. Many states and territories have adopted renewable portfolio energy production requirements. Twenty-nine states and the District of Columbia have adopted a renewable portfolio standard (“RPS”) that requires regulated electric utilities to generate or procure a specified percentage of total electricity delivered to customers in the state or territory from eligible renewable energy sources, such as solar energy systems, by a series of specified dates. In addition, eight other states have set voluntary goals for renewable generation.

Roughly one-third of states with RPS policies require a minimum portion of the RPS be met by electric generation from solar energy systems, with substantial penalties for non-compliance. To demonstrate compliance with such RPS mandates, electric generation providers must submit state renewable energy certificates (“SRECs”) to the applicable authority. One SREC is generated for a specified amount of energy generated for an eligible solar energy system. The specified amount of energy is dependent on system size and when the solar energy system receives a “permission to operate” order. Electric generation providers can either generate their own SRECs through solar energy systems they own, or they can purchase SRECs owned by other parties.

SRECs are a distinct product, separate from the electricity generated by solar energy systems. We and our customers apply for and receive SRECs in certain jurisdictions for power generated by the solar energy systems we own. As a distinct product from the electricity generated by solar energy systems, SRECs represent a separate source of cash flow from the sale of electricity. SRECs can be sold with or without the actual electricity associated with the renewable-based generation. Solar energy system owners are typically able to sell SRECs to electric generation providers, such as electric utilities or in the SREC commodity market. We have hedged a portion of our expected SREC production under fixed price forward contracts. The forward contracts require us to physically deliver the SRECs upon settlement.

Some state and territorial governments, centralized electric utilities, municipal utilities and co-operative utilities offer a cash rebate or other payment incentive for the installation and operation of a solar energy or energy storage system or to customers undertaking other energy resiliency measures. Capital cost or “up-front” rebates provide funds to solar customers or developers or systems owners such as us based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives and tariff-based incentives provide payments to solar customers or a system owner based on the energy generated by the solar energy system during a pre-determined period. These rebates and payment incentives, when available, improve the economics of distributed solar to both us and our customers.

The economics of purchasing a solar energy system and energy storage systems are also improved by eligibility for accelerated depreciation, which allows for the depreciation of equipment according to an accelerated schedule set forth by the IRS. This accelerated schedule allows a taxpayer to recognize the depreciation of tangible solar property on a five-year basis even though the useful life of such property is greater than five years. The acceleration of depreciation creates a valuable tax benefit that increases the return on investment from a solar energy system and energy storage systems. We benefit from accelerated depreciation on the solar energy systems and energy storage systems we own.

The federal government currently provides business investment tax credits under Section 48(a) (the “Section 48(a) ITC”) and residential energy credits under Section 25D of the Code. The Section 48(a) ITC allows taxpayers to claim a federal tax credit equal to 30% of qualified expenditures for certain commercially owned solar energy systems that began construction before 2020. We are able to claim the Section 48(a) ITC for solar energy systems we originate under lease agreements or PPAs based on our ownership of the solar energy system at the time it is placed in service. The Section 48(a) ITC percentage is scheduled to decrease to 26% of the basis of a solar energy system that began construction during 2020, 22% for 2021 and 10% if construction begins after 2021 or if the solar energy system is placed into service after 2023. In June 2018, the IRS provided guidance as to when construction is considered to begin for such purposes, including a safe harbor that may apply when a taxpayer pays or incurs (or in certain cases, a contractor of the taxpayer pays or incurs) 5% or more of the costs of a system before the end of the applicable year.

The tax credit under Section 25D (the “Section 25D Credit”) allows an individual to claim a 30% federal tax credit equal to 30% of qualified expenditures with respect to a residential solar energy system that is owned by the homeowner. This 30% rate is currently scheduled to be reduced to 26% for systems placed in service during 2020 and to 22% for systems placed in service during 2021. The Section 25D Credit is scheduled to expire effective January 1, 2022. The Section 25D Credit reduces the cost of consumer ownership of solar energy systems, such as under loan agreements.

Certain states and territories in which we operate offer a personal and/or corporate investment or production tax credit for solar energy that is in addition to the federal tax credits. Further, many states and local jurisdictions have established sales and/or property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits.

For a discussion of these and other governmental incentives, please see “Risk Factors—Risks Related to Regulations.”

Competition

We believe that our primary competitors are centralized electric utilities that supply electricity to our potential customers. We compete with these centralized electric utilities primarily based on price (cents per kilowatt hour), predictability of future prices (by providing pre-determined annual price escalations), reliability, and the ease by which customers can switch to electricity generated by solar energy systems. We believe that we compete favorably with centralized electric utilities based on these factors in the states and territories where our solar service agreements are offered.

We also compete with retail electric providers and independent power producers that are not regulated like centralized electric utilities but that have access to the centralized utilities’ electricity transmission and distribution infrastructure pursuant to state, territorial and local pro-competitive and consumer choice policies. Furthermore, we compete with solar companies with vertically integrated business models, such as Vivint Solar, Inc. and Sunrun Inc. In addition, we compete with other solar companies who sell or finance products directly to consumers, inclusive of programs like Property-Assessed Clean Energy. For example, we face competition from solar installation businesses that seek financing from external parties or utilize competitive loan products or state and local programs. In the future, we may also compete with solar companies that have business models that are similar to our own, and whose products may be marketed to potential customers by our dealers. We compete with these companies based on the competitiveness of the products, the overall customer relationship, and the commissions we are willing to pay dealers for the origination of new end customers.

Suppliers

The major components of the solar energy systems include solar photovoltaic panels that turn sunlight into direct current (“DC”) electricity, inverters that convert solar-generated DC electricity into alternating current electricity, the form of energy used by most standard household appliances, racking systems that attach the solar photovoltaic panels to the roof or ground, and a remote monitoring system that measures and monitors all energy generated by solar energy system and provides alerts about system performance. The solar energy system may also be connected to the electrical grid with additional wiring and electronic hardware.

We require our dealers to choose all major components of the solar energy system or energy storage system from a pre-approved list of manufacturers and models. By allowing dealers to choose from several manufacturers and models without direct supplier obligations, we have greater flexibility to satisfy customer demand, ensure competitive pricing and adequate supply of components and reduce the concentration of warranty risks. We have entered into master contractual arrangements with each vendor on our pre-approved list of vendors that defines the general terms and conditions of our purchases and those of our dealers, including warranties, product specifications, indemnities, delivery and certain other terms. Our dealers typically purchase solar panels and inverters on an as-needed basis from our pre-approved suppliers at then-prevailing prices pursuant to purchase orders having the benefit of our master contractual arrangements. At times, we will also procure equipment directly and sell it to our dealers.

We evaluate and qualify our manufacturers and their product offerings based on total cost of ownership, reliability, warranty coverage, credit quality, and other factors. All equipment must be listed on the California Energy Commission’s SB1 List of Eligible Equipment. All approved solar photovoltaic panels must have a minimum 25-year power warranty and 10-year workmanship warranty. We also require approved solar photovoltaic panels to undergo extended reliability testing as an indication of a 25-year or greater lifetime. Beginning in April 2016, we required that all our manufacturers carry a 25-year warranty, or offer a warranty extension to 25 years, on all product offerings to be eligible for inclusion on our approved vendor list. Prior to April 2016, we sourced inverter manufacturers offering a warranty of no less than 10 years. All approved racking systems are required to be solar energy system Fire Class Rated “A” with a Type 1 module per recent California Fire requirements. Additionally, the racking system must have a Professional Engineers stamp as proof of structural analysis and wind speed certification, and the racking system must be certified as conforming to the integrated grounding and bonding requirements of UL Subject 2703. All replacement parts and components must meet or exceed the same standards as those of the original installation.

In September 2018, the Office of the United States Trade Representative (“USTR”) determined to modify its prior actions in its investigation into certain acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation pursuant to Section 301 of the Trade Act of 1974 by imposing additional duties on products of China, including inverters. These tariffs initially have been set at a level of 10% until the end of the year, at which point the tariffs were to rise to 25%. However, on December 19, 2018, USTR postponed the date on which the rate of the additional duties will increase to 25% until March 2, 2019. On March 5, USTR officially announced that the rate of additional duty will remain at 10% until further notice. If inverter production is not shifted to other countries before any tariff rate increase on these products, the price of inverters could increase. However, the cost of solar photovoltaic panels and inverters generally do not comprise a meaningful portion of our operating expenses. In addition, many of the solar photovoltaic panel and inverter manufacturers on our approved vendor list are from countries other than China, including Canada, the United States, Vietnam and Malaysia. See “Risk Factors—Risks Related to Regulations—Increases in the cost of solar energy systems due to tariffs imposed by the U.S. government could have a material adverse effect on our business, financial condition and results of operations.” These tariffs have not had a material impact on our business or our operations.

For the three months ended March 31, 2019, Hanwha Q-Cells supplied approximately 72% of our solar photovoltaic panels installed and no other supplier represented more than 10% of our solar photovoltaic panels installed. In 2018, the solar photovoltaic panel suppliers representing over 10% of our solar photovoltaic panels installed were Hanwha Q-Cells and Trina Solar Limited, who represented 52% and 22% of our solar photovoltaic panels installed, respectively. For the three months ended March 31, 2019 and for the year ended December 31, 2018, Enphase Energy, Inc. and SolarEdge accounted for more than 80% of our inverter purchases and LG Chem Ltd. and Tesla, Inc. accounted for substantially all our energy storage system purchases. Our dealers generally source the additional equipment and parts needed for installation of the solar energy systems, such as fasteners, wiring, and electrical fittings, through distributors or direct purchase procurement from manufacturers.

Employees and Contractors

As of March 31, 2019, we had 299 employees. We also engage independent contractors and consultants. We are not party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Our insurance policies cover employee and contractor-related accidents and injuries, property damage, business interruption, storm damage, fixed assets, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability. We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

Legal Proceedings

Although we may, from time to time, be involved in litigation, claims and government proceedings arising in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. In the ordinary course of business, we have disputes with dealers and customers. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, may result in the diversion of management attention and resources from our business and business goals and could result in settlement or damages that could significantly affect financial results and the conduct of our business.

Facilities

Our corporate headquarters is in Houston, Texas, where we occupy approximately 53,500 square feet of office space pursuant to an operating lease that expires on July 2022. We lease additional offices in New York and Puerto Rico, but do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of June 30, 2019:

Name	Age	Position
Executive Officers:
William J. Berger	45	Chairman of the Board, President and Chief Executive Officer
Stuart D. Allen	55	Executive Vice President, Human Resources
Walter A. Baker	58	Executive Vice President, General Counsel and Secretary
Michael P. Grasso	49	Executive Vice President and Chief Marketing Officer
Kris W. Hillstrand	55	Executive Vice President of Technology and Service Operations
Robert L. Lane	47	Executive Vice President and Chief Financial Officer
Meghan Nutting	38	Executive Vice President, Policy and Communications
John T. Santo Salvo	54	Executive Vice President of Channel Operations and Chief Procurement Officer

Non-Employee Directors:
Rahman D’Argenio	40	Director
Matthew DeNichilo	35	Director
Doug Kimmelman	59	Director
Mark Longstreth	37	Director
Michael C. Morgan	50	Director
C. Park Shaper	50	Director
Scott D. Steimer	30	Director

Executive Officers

William J. (John) Berger—Mr. Berger founded Sunnova Energy Corporation in 2012 and has since then served as Chief Executive Officer, President and Chairman of the Board and was elected as our President and Chief Executive Officer and one of our directors on April 1, 2019. With more than two decades of experience in the electric power industry, Mr. Berger is an energy entrepreneur who has always supported free market competition, consumer choice and the advancement of energy technology to power energy independence. Before Sunnova, Mr. Berger served as Founder and Chief Executive Officer at SunCap Financial, a residential solar service provider. He also founded Standard Renewable Energy, a provider and installer of renewable energy and energy-efficient products and services. Mr. Berger received his Masters of Business Administration from Harvard Business School and graduated cum laude from Texas A&M University with a Bachelor of Science degree in civil engineering.

Stuart D. Allen—Mr. Allen has served as Sunnova’s Executive Vice President, Human Resources since he joined Sunnova in June 2018 and will be elected as one of our executive officers in connection with this offering. Mr. Allen previously served as Vice President, Human Resources and Administrative Services of Atwood Oceanics, Inc., a publicly traded offshore drilling company (“Atwood”), from April 2014 to October 2017. Mr. Allen also served as Director, Human Resources of Atwood from July 2013 to April 2014. He joined Atwood in 2008 as the Area Manager—HR Services based in Perth, Australia. Mr. Allen has also held various operations, management and human resources roles at Katanga Mining Ltd. from 2007 to 2008 and at Alcoa World Alumina LLC from 1994 to 2007. Mr. Allen has over three decades of experience in various industries including, minerals extraction and offshore drilling. He has held senior positions in operations and general management, human resources, organizational development, labor relations, training and administrative roles. Mr. Allen holds a Master’s Degree in Industrial Relations, a Post Graduate Degree in Education, and a Bachelor’s Degree in Physiology and Industrial Relations from the University of Western Australia.

Walter A. Baker—Mr. Baker has served as Sunnova’s Executive Vice President, General Counsel and Secretary since April 2018, prior to which he served as Sunnova’s Senior Vice President, General Counsel and Corporate Secretary since he joined Sunnova in January 2018. Mr. Baker was elected as our Executive Vice President, General Counsel and Secretary on April 1, 2019. Mr. Baker previously served as Senior Vice President, General Counsel and Corporate Secretary of Atwood from January 2015 to October 2017 and as Vice President, General Counsel and Corporate Secretary of Atwood from February 2011 to January 2015. Mr. Baker brings over 25 years of legal experience to Sunnova, having served as the general counsel or in other executive legal roles in both public and private companies. Mr. Baker received his Juris Doctor from the University of Texas at Austin and graduated cum laude with a Bachelor of Arts degree from Vanderbilt University.

Michael P. Grasso—Mr. Grasso has served as Sunnova’s Executive Vice President and Chief Marketing Officer since April 2018, prior to which he served as Sunnova’s Senior Vice President and Chief Marketing Officer since he joined Sunnova in January 2018. Mr. Grasso will be elected as one of our executive officers in connection with this offering. Mr. Grasso previously served as Chief Marketing Officer of Sunrun Inc., a publicly traded provider of residential solar electricity, from 2014 to 2017 and as Chief Marketing Officer of TXU Energy Retail Company LLC, a provider of residential, commercial, and industrial electricity (“TXU”), from 2009 to 2014. Mr. Grasso held various executive and brand management roles at the United Services Automobile Association from 2007 to 2008 and at AT&T Inc. from 1992 to 2007. Mr. Grasso brings to Sunnova more than two decades of marketing experience with companies in the energy, financial services, internet, video and telecommunications industries. Mr. Grasso received his Master of Science degree in Telecommunications Management from Washington University and his Bachelor of Arts degree in Computer Science and Applied Statistics from St. Mary’s University.

Kris W. Hillstrand—Mr. Hillstrand has served as Sunnova’s Executive Vice President of Technology and Service Operations since April 2018, prior to which he served as Sunnova’s Senior Vice President, Information Technology and Customer Operations since he joined Sunnova in December 2015. Mr. Hillstrand will be elected as one of our executive officers in connection with this offering. Mr. Hillstrand previously served in various partner and officer roles at professional service and technology firms, including Accenture plc, Deloitte LLP, Science Applications International Corporation and HCL Technologies Limited, as Senior Vice President—Operations of TXU from 2006 to 2009, and as Chief Information Officer of TXU from 2005 to 2009. Mr. Hillstrand brings to Sunnova over 28 years of experience leading firms in technology, power generation and energy services. Mr. Hillstrand received both his Masters of Business Administration degree in Finance and his Bachelor of Science degree in Engineering (cum laude) from the University of Connecticut.

Robert L. Lane—Mr. Lane has served as Sunnova’s Executive Vice President and Chief Financial Officer since he joined Sunnova in May 2019 and will be elected as one of our executive officers in connection with this offering. Prior to joining Sunnova, Mr. Lane served as Vice President and Chief Financial Officer of Spark Energy, Inc., a publicly traded retail energy services company, from June 2016 to April 2019. Mr. Lane previously served as the Chief Financial Officer of Emerge Energy Services GP, LLC, the general partner of Emerge Energy Services LP, from November 2012 to June 2015. From December 2011 to November 2012, Mr. Lane was a Managing Director at Global Hunter Securities LLC, where he was responsible for the origination and execution of capital markets and M&A transactions in the midstream industry. Mr. Lane previously served in various roles, most recently as Managing Director, of Sanders Morris Harris Inc. and its affiliates from November 2004 to December 2011, where he led equity research and then investment banking coverage of midstream energy companies, particularly master limited partnerships. Mr. Lane is a Certified Public Accountant and a Chartered Financial Analyst. Mr. Lane received his MBA from the University of Pennsylvania’s Wharton School and his Bachelor of Arts degree from Princeton University. He also received a Certificate in the Accountancy Program from the B.T. Bauer School of Business at the University of Houston.

Meghan Nutting—Ms. Nutting has served as Sunnova’s Executive Vice President, Policy and Communications since April 2018, prior to which she served as Sunnova’s Vice President, Policy and Government Affairs since she joined Sunnova in May 2015. Ms. Nutting will be elected as one of our executive officers in connection with this offering. Since 2014 Ms. Nutting has also served as the Founder and President of Altitude Strategies Consulting, a consulting agency for both for-profit companies and non-profit organizations on energy-related policy issues. Ms. Nutting previously served as the Director of Policy and Electric Markets at SolarCity Corporation, a publicly traded provider of solar energy services, from 2009 to 2014. Ms. Nutting has also served in various legislative, policy and management positions in both the public and private sectors. Ms. Nutting received her Master of Public Affairs degree from Princeton University and her Bachelor of Arts degree in Biology from Cornell University.

John T. Santo Salvo—Mr. Santo Salvo has served as Sunnova’s Executive Vice President of Channel Operations and Chief Procurement Officer since April 2018, prior to which he served as Sunnova’s Senior Vice President, Commercial Operations since April 2017 and as Sunnova’s Vice President, Asset Management since he joined Sunnova in February 2016. Mr. Santo Salvo will be elected as one of our executive officers in connection with this offering. Mr. Santo Salvo previously served as the Head of Logistics of Dresser-Rand, an engineering and manufacturing company owned by German conglomerate Siemens (“Dresser-Rand”), beginning in 2013 and as Dresser-Rand’s Director, Global Technical Services from 2008 to 2013. Mr. Santo Salvo also served in various operations, logistics, and management positions in the United States Navy from 1988 to 2008, from which he retired with the rank of Commander. Mr. Santo Salvo received his Masters of Business Administration degree from the University of Kansas and is a graduate of the U.S. Naval Academy.

Directors

Rahman D’Argenio—Mr. D’Argenio was appointed to the board of Sunnova Energy Corporation in March 2016 and was appointed to our board on June 20, 2019. Mr. D’Argenio was appointed in connection with his affiliation with Energy Capital Partners, where he is a Partner and a member of the Investment Committee. He is involved in all areas of the firm’s investment activities, with particular emphasis on fossil and renewable power generation and energy related services. Mr. D’Argenio also currently serves on the boards of NESCO Holdings LP, CM Energy, Triton Power Partners LP, and PLH Group, Inc. Prior to realization, Mr. D’Argenio has previously served on the boards of Brayton Point Power, LLC, EquiPower Resources Corp., Odessa Power Holdings, LLC and Red Oak Power Holdings, LLC. Prior to joining ECP in 2010, Mr. D’Argenio spent seven years at First Reserve Corporation, an international energy-focused private equity firm based in Greenwich, Connecticut. His responsibilities at First Reserve included a leadership role in power, financial services and coal related investments. Prior to that, Mr. D’Argenio worked in the Energy & Utilities Investment Banking Group at Deutsche Bank Securities. Mr. D’Argenio began his career in the structured finance group at Sempra Energy Trading. Mr. D’Argenio received his Bachelor of Arts degree in Mathematics and Economics from the University of Pennsylvania in 2000.

Matthew DeNichilo—Mr. DeNichilo was appointed to the board of Sunnova Energy Corporation in March 2016 and was appointed to our board on June 20, 2019. Mr. DeNichilo was appointed in connection with his affiliation with Energy Capital Partners, where he is a Partner. Mr. DeNichilo has been with the fund since 2008. Mr. DeNichilo serves as a co-head of ECP’s credit platform, and he is a member of the Credit Investment Committee and Credit Operating Committee. Mr. DeNichilo also currently serves on the board of Terra-Gen, LLC. Previously, Mr. DeNichilo served on the boards of PLH Group, Inc., Broad River Holdings, LLC, Empire Gen Holdings, Inc., Brayton Point Power, LLC and EquiPower Resources Corp. Prior to joining ECP, Mr. DeNichilo worked at JP Morgan in the Energy Investment Banking Group. While at JP Morgan, he focused on leveraged finance and mergers and acquisition transactions among independent power producers. Mr. DeNichilo received his Bachelor of Science in Engineering degree in Operations, Research and Financial Engineering from Princeton University.

Doug Kimmelman—Mr. Kimmelman was appointed to the board of Sunnova Energy Corporation in March 2016 and was appointed to our board on June 20, 2019. Mr. Kimmelman was appointed in connection with his affiliation with Energy Capital Partners, which he established in April 2005 and where he serves as its Senior Partner. Mr. Kimmelman also currently serves on the boards of Calpine Corporation, US Development

Group, LLC, USD Partners, LP, and NESCO Holdings LP. Prior to realization, he served on the board of CE2 Carbon Capital, LLC. He is a member of ECP’s Management Committee and Investment Committee. Prior to founding ECP, Mr. Kimmelman spent 22 years with Goldman Sachs, starting in 1983 in the firm’s Pipeline and Utilities Department within the Investment Banking Division. He was named a General Partner of the firm in 1996 and remained exclusively focused on the energy and utility sectors in the Investment Banking Division until 2002 when he transferred to the firm’s J. Aron commodity group to help form a new business for the firm in becoming an intermediary in electricity trading markets. Mr. Kimmelman was instrumental in developing the Constellation Power Source concept as the initial entry point for Goldman Sachs as a principal into electricity markets. Mr. Kimmelman also played a leadership role at Goldman Sachs in building a principal investing business in power generation and related energy assets. Mr. Kimmelman received his Bachelor of Arts degree in Economics from Stanford University and his M.B.A. from the Wharton School at the University of Pennsylvania.

Mark Longstreth—Mr. Longstreth was appointed to the board of Sunnova Energy Corporation in March 2018 and was appointed to our board on June 20, 2019. Mr. Longstreth was appointed in connection with his affiliation with Quantum Strategic Partners Ltd. Mr. Longstreth is a Managing Director at Newlight Partners, LP, focusing on the power and energy sectors. Prior to joining Newlight Partners, LP upon its founding in 2018, he was a Managing Director in the Strategic Investment Group at Soros Fund Management LLC, also focusing on power and energy. Mr. Longstreth joined Soros Fund Management in 2007. Mr. Longstreth also currently serves on the boards of VPI Holding Limited and GRL Holdings Pty Ltd. Prior to that, Mr. Longstreth was an Analyst in Investment Banking at Bear Stearns & Co. Mr. Longstreth received his Bachelor of Science in Foreign Service in International Economics from Georgetown University in 2004.

Michael C. Morgan—Mr. Morgan was appointed to the board of Sunnova Energy Corporation in October 2015 and was appointed to our board on June 20, 2019. Mr. Morgan was appointed in connection with his affiliation with Triangle Peak Partners, LP. Mr. Morgan has served as a director of Kinder Morgan, Inc. and its predecessors since 2007. He served in various management roles for the Kinder Morgan companies from 1997 to 2004, including as President of Kinder Morgan, Inc., Kinder Morgan G.P., Inc. and Kinder Morgan Management, LLC from 2001 until 2004. He has been Chairman and Chief Executive Officer of Triangle Peak Partners, LP, a registered investment adviser and fund manager, since 2008. He also has been President of Portcullis Partners, L.P., a private investment partnership, since 2004. Mr. Morgan was a director of Kayne Anderson MLP Investment Company and Kayne Anderson Energy Total Return Fund, Inc. from 2007 until 2008. Mr. Morgan received his M.B.A. from Harvard Business School and his Bachelor of Arts and his Masters of Arts degree from Stanford University.

C. Park Shaper—Mr. Shaper was appointed to the board of Sunnova Energy Corporation in October 2015 and was appointed to our board on June 20, 2019. Since 2013, Mr. Shaper has been CEO of Seis Holdings, LLC, a private investment holding company. Mr. Shaper served in various management roles at Kinder Morgan, Inc. and at certain of its affiliates beginning in 2000 until March 2013, when he retired as President of Kinder Morgan, Inc., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC and the general partner of El Paso Pipeline Partners, L.P. Mr. Shaper was a director of Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc. from 2003 until March 2013, President of Kinder Morgan, Inc., Kinder Morgan Management, LLC and Kinder Morgan G.P., Inc. from 2005 until March 2013, and a director and President of the general partner of El Paso Pipeline Partners, L.P. from May 2012 until March 2013. Mr. Shaper was CFO of the Kinder Morgan entities from 2000 until 2005. Mr. Shaper remains a director of Kinder Morgan, Inc., a position which he has held (including with its predecessor) since May 2008. Mr. Shaper received his Masters of Business Administration degree from the J.L. Kellogg Graduate School of Management at Northwestern University and his Bachelor of Science degree in Industrial Engineering and a Bachelor of Arts degree in Quantitative Economics from Stanford University. Mr. Shaper is also a trust manager of Weingarten Realty Investors and serves as the chairman of its compensation committee and a member of its audit committee.

Scott Steimer—Mr. Steimer was appointed to the board of Sunnova Energy Corporation in December 2018 and was appointed to our board on June 20, 2019. Mr. Steimer was appointed in connection with his affiliation with Energy Capital Partners, where he is a Vice President. He is involved in all areas of the firm’s investment activities, with particular emphasis on fossil and renewable power generation. Prior to joining ECP in 2015, Mr. Steimer worked in the Power & Utilities Investment Banking Group at Bank of America Merrill Lynch from April 2013 to March 2015. Mr. Steimer received his Bachelor of Science degree in Finance and Accounting from Ithaca College.

Code of Conduct and Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our board of directors has adopted a Code of Conduct and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that will apply upon the completion of this offering. The Code of Conduct applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers applies to William J. Berger and our other senior financial officers. The full text of our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be posted on the investor relations page on our website. We intend to disclose any amendments to our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or waivers of their requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight directors, seven of whom will qualify as “independent” under the listing standards of the NYSE. One additional independent director will be appointed to our board of directors following the completion of the offering.

Our existing certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our new amended and restated certificate of incorporation and new amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

Our new amended and restated certificate of incorporation that will become effective immediately prior to or contemporaneously with the completion of this offering will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	Messrs. Berger, Morgan and D’Argenio

•	Messrs. Shaper, Longstreth and Steimer

•	Messrs. DeNichilo and Kimmelman

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of three of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of us.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each non-employee director nominee does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will be composed of Messrs. Shaper, Morgan and Longstreth, each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE. Mr. Shaper will serve as the chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and satisfies the financial sophistication requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the annual audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing and discussing with management and our internal audit department our policies on risk assessment and risk management;

•	keeping the independent registered accounting firm informed of significant related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will be composed of Messrs. D’Argenio, Morgan and Longstreth each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE. Mr. D’Argenio will serve as the chair of our compensation committee. Each member of our compensation committee is also a director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director. Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing, approving, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our incentive and equity-based compensation plans;

•	reviewing, approving and making recommendations to our board of directors regarding incentive and equity-based compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and governance committee will be composed of Messrs. D’Argenio, DeNichilo and Shaper, each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE. Mr. D’Argenio will serve as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	making recommendations to our board of directors regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders;

•	developing a process, subject to the approval of our board of directors, for evaluating the performance of our board of directors and of its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and recommending to our board of directors a policy on the approval of related party transactions;

•	reviewing and approving any transaction between us and any related person in accordance with our related party transactions policy;

•	studying developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters on at least an annual basis.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Director Compensation

Our directors do not currently receive, and did not receive in 2018, any cash compensation for their service on our board of directors and committees of our board of directors.

In connection with this offering, we intend to adopt a non-employee director compensation program that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this program, we expect that each non-employee director will receive the following compensation for his or her service on our board of directors:

•	A cash retainer of $60,000 per year, payable quarterly in arrears; and

•	Annual equity based compensation in the form of restricted stock units with an aggregate grant date value of $115,000.

The non-employee directors will receive the annual restricted stock unit grant value of $115,000 in connection with this offering. We expect all director restricted stock unit awards to generally be subject to a one year vesting schedule. Although otherwise eligible, each of our non-employee directors has elected to waive the receipt of compensation pursuant to our non-employee director program.

EXECUTIVE COMPENSATION

Emerging Growth Company Status

As an emerging growth company we are exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rules applicable to emerging growth companies require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer, as well as up to two additional individuals who would have been one of the two most highly compensated executive officers had they remained employed as of the last day of the year. We refer to these officers as our “Named Executive Officers” or “NEOs”.

Summary Compensation Table

This Executive Compensation section provides an overview of (i) the elements of our compensation program for our NEOs, (ii) the material compensation decisions made under that program and reflected in the executive compensation tables and (iii) the material factors considered in making those decisions. We intend to provide our NEOs with compensation that is significantly performance based. Our executive compensation program is designed to align pay with our performance on both short- and long-term bases, link executive pay to the creation of value for stockholders and utilize compensation as a tool to assist us in attracting and retaining high-caliber executives that we believe are critical to our long-term success.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)	Total ($)
William J. Berger (President and Chief Executive Officer)	2018	425,000		37,188	1,085,370	632,188	(3)	4,250	2,183,995
	2017	425,000		—	—	478,125		10,800	913,925
Kris Hillstrand (Executive Vice President of Technology and Service Operations)	2018	317,708		16,250	164,450	276,250		67,264	841,923
	2017	300,000		22,500	—	202,500		54,650	579,650
John Santo Salvo (Executive Vice President of Channel Operations and Chief of Procurement)	2018	294,167		—	189,750	172,125		11,000	667,042
	2017	266,875		14,000	—	126,000		10,800	417,675
Jordan Kozar (Former Chief Financial Officer) (4)	2018	329,742	(5)	—	1,166,330	—		434,918	1,930,990
	2017	300,000		30,000	—	270,000		—	600,000

(1)

The amounts disclosed represent the aggregate grant-date fair value of the award as calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the award disclosed in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(2)

The amounts disclosed include our 401(k) match as follows: for 2017, Mr. Berger, $10,800 and Mr. Santo Salvo, $10,800; for 2018, Mr. Berger, $4,250, Mr. Hillstrand, $1,625, Mr. Santo Salvo, $11,000 and Mr. Kozar, $1,117. Additionally, the amounts for Mr. Hillstrand include amounts to cover taxes associated with travel reimbursements, $54,650 in 2017 and $65,639 in 2018. Additionally, the amount for Mr. Kozar includes payments made in connection with Mr. Kozar’s separation from the company: $167,500, which pursuant to his Employment Agreement is six months of Mr. Kozar’s base salary and $266,301 in lieu of an annual bonus for 2018. See “Executive Officer Employment Arrangements—Employment and Severance Agreements” below for further discussion of Mr. Kozar’s separation agreement.
(3)

Amounts in this column for Mr. Berger include a payment of $166,695 made in January 2019 as an advance payment of a portion of Mr. Berger’s bonus otherwise payable in March 2019, and was designed to cover the tax withholding required in connection with loan forgiveness provided under the terms of Mr. Berger’s Bonus Agreement. See “Executive Officer Employment Arrangements—Employment and Severance Agreements” below for further discussion of the Bonus Agreement.

(4)	Mr. Kozar’s employment terminated on November 20, 2018.
(5)	In addition to base salary, the amount disclosed includes payments made in lieu of accrued and unused vacation totalling $29,002.

Executive Officer Employment Arrangements

Employment and Severance Agreements

During 2018, each of our NEOs was a party to an employment agreement (together, the “NEO Employment Agreements”) with Sunnova Energy Corporation.

The NEO Employment Agreements provide for an initial base salary, which may be adjusted from time to time, as well as annual bonuses and long-term incentives in the form of stock options.

In connection with this offering, each of our NEOs have entered into a change in control agreement (together, the “Executive Severance Agreements”) with Sunnova Energy International Inc. The Executive Severance Agreements will replace the NEO Employment Agreements and prescribe the severance arrangements for each NEO, including in connection with a change in control, as described in greater detail below.

Under the terms of the Executive Severance Agreements, upon a termination of employment by us without “cause” prior to a “change in control” (as those terms are defined in the applicable Executive Severance Agreement), our NEOs will be eligible to receive (i) 50% of the NEO’s then-current annual base salary, payable in installments over the six-month period beginning with the date of termination, (ii) a prorated target annual bonus (as defined below), payable in installments over the six-month period beginning with the date of termination and (iii) reimbursement of the excess cost of COBRA continuation medical coverage over the cost of medical coverage for our active employees for six months. These severance payments are contingent upon the NEO’s execution of a waiver and release of claims and compliance with non-competition and non-solicitation obligations for the six month period beginning on the date of termination of the NEO. Upon a termination of employment by us without cause or by the NEO for good reason within 24 months following a change in control (as defined in the Executive Severance Agreement), our NEOs will be entitled to (i) 2.0 times the NEO’s then-current annual base salary plus 1.0 times (or 1.5 times, in the case of Mr. Berger) the NEO’s target annual bonus (as defined below), payable in lump sum 60 days after the date of termination, (ii) a prorated target annual bonus, payable in lump sum 60 days after the date of termination and (iii) continued coverage at no cost under the group health plans in which the NEO and dependents participated in immediately prior to the date of termination for the 18 month period following termination. The target annual bonus is the greater of (1) the NEO’s target annual cash bonus opportunity, determined by our board of directors for the year in which the NEO’s termination occurs or, if no target annual bonus has been established for the year in which the NEO’s termination occurs, the target annual bonus for the preceding year or (2) the NEO’s target annual cash bonus for the year in which the change in control of the Company occurs.

In March 2018, we entered into a Bonus Agreement with Mr. Berger (the “Bonus Agreement”) providing that each year beginning January 1, 2019, one-fourth of the outstanding loan balance (and related accrued and unpaid interest) under the promissory notes executed by Mr. Berger and Jackson Leigh Ventures, LLC, an entity controlled by Mr. Berger, in favor of Sunnova Energy Corporation, in combined aggregate principal amounts totaling $1,702,523 (the “JLV Notes”), is to be forgiven provided that Mr. Berger remains employed through each applicable forgiveness date, such that the full amount of the JLV Notes will be forgiven as of January 1, 2022. In connection with the Bonus Agreement, Mr. Berger’s NEO Employment Agreement was amended to increase his bonus potential to 175% of base salary (from 125% of base salary). In the event that Mr. Berger’s employment is terminated due his death or permanent disability, the Bonus Agreement provides that the full amount of the then outstanding balance of the JLV Notes (and related accrued interest) would be forgiven. In January 2019, one-fourth of the balance of the JLV Notes was forgiven pursuant to the Bonus Agreement. On June 20, 2019, as additional bonus compensation, the remaining principal and interest in the amount of $1,374,896 associated with the JLV Notes was forgiven, and Sunnova Energy Corporation agreed to pay Mr. Berger a bonus to reimburse him for the expected tax liability associated with such forgiveness of $892,039.

Mr. Kozar entered into a separation agreement with Sunnova Energy Corporation effective January 15, 2019, pursuant to which, in exchange for a release of claims, he received (i) a severance payment of $167,500, (ii) in lieu of a bonus payment for 2018, a payment in the amount of $266,301, (iii) subsidized medical benefits continuation for six months and (iv) extended exercisability of his vested stock options until the original term of such options. In addition, Sunnova Energy Corporation agreed to repurchase Mr. Kozar’s 31,460 shares of Series A Convertible Preferred Stock based on its determination of the fair market value of such shares.

Base Salary

Each NEO’s base salary is a fixed component of compensation for each year, which may be adjusted from time to time in the discretion of the board of directors of Sunnova Energy Corporation. As of May 1, 2019, each of our NEO’s annualized base salaries was as follows: Mr. Berger, $425,000, Mr. Hillstrand, $385,000 and Mr. Santo Salvo, $300,000. In connection with the completion of this offering, Mr. Berger’s base salary will be increased to $450,000.

Cash Bonus

Each NEO is assigned a bonus potential for each NEO expressed as a percentage of the NEO’s base salary. The board of directors of Sunnova Energy Corporation has sole discretion to determine the bonus amount for each NEO, if any, based on numerous factors, including performance of the company and individual performance. During 2019, our NEOs except Mr. Kozar each received an annual bonus for 2018 based on the bonus potential set forth in their respective employment agreements, as amended by the board of directors. The bonus potential set forth in the NEO Employment Agreements for Mr. Berger, Mr. Hillstrand and Mr. Santo Salvo (expressed as a percentage of base salary) was as follows: Mr. Berger, 175%; Mr. Hillstrand, 100% and Mr. Santo Salvo, 75%. In connection with the completion of this offering, Mr. Berger’s bonus potential was reduced to 150% of base salary, and the bonus potential for the remainder of our NEOs were not changed.

Outstanding Equity Awards at 2018 Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2018. For the avoidance of doubt, the following amounts do not reflect the Corporate Reorganization (including the Reverse Stock Split) that will occur in connection with this offering.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
William J. Berger	1,646,590	1,097,726	$5.33	4/7/2026
	658,636	439,090	$10.66	4/7/2026
	—	334,000	$5.82	4/2/2028
	—	95,000	$11.64	4/2/2028

Kris Hillstrand	243,326	162,217	$5.33	4/7/2026
	97,330	64,887	$10.66	4/7/2026
	—	50,000	$5.82	4/2/2028
	—	15,000	$11.64	4/2/2028

John Santo Salvo	21,960	32,941	$5.33	4/7/2026
	8,784	13,176	$10.66	4/7/2026
	7,607	30,430	$5.33	4/15/2027
	393	1,570	$10.66	4/15/2027
	50,000	200,000	$5.33	5/15/2027
	32,443	129,774	$10.66	5/15/2027
	—	60,000	$5.82	4/2/2028
	—	15,000	$11.64	4/2/2028

Jordan Kozar	294,439	196,293	$5.33	4/7/2026
	117,776	78,517	$10.66	4/7/2026
	—	361,000	$5.82	4/2/2028
	—	100,000	$11.64	4/2/2028

(1)

Options vest ratably over five years beginning on the first anniversary of the date of grant, subject to acceleration with respect to 50% of the otherwise unexercisable options on the completion of this offering and with respect to the remaining 50% of such options on the first anniversary of the completing of this offering. See “Long-Term Incentive Compensation—Predecessor Stock Options” below.

Long-Term Incentive Compensation

Predecessor Stock Options

Historically, our executives and key employees, including the NEOs, have been granted options to purchase Series B nonvoting common stock of Sunnova Energy Corporation pursuant to the Stock Option Plan of Sunnova Energy Corporation and the 2013 Stock Option Plan of Sunnova Energy Corporation (collectively referred to as the “prior option plans”). The stock options granted pursuant to the prior option plans (referred to as the “prior stock options”) generally become exercisable in 20% annual installments over the first five anniversaries of the date of grant, with accelerated vesting on a sale of Sunnova Energy Corporation. The exercise price of the prior stock options was established at the time of grant at a value greater than or equal to the fair market value of a share of the Series B nonvoting common stock, and the maximum term of such options was ten years from the date of grant.

In March 2019, the board of directors of Sunnova Energy Corporation amended the prior stock options to provide that in the event of an initial public offering of Sunnova Energy Corporation or a successor during calendar year 2019, (i) 50% of the prior stock options that were unexercisable at the time of such initial public offering would become exercisable as of the closing of such offering and (ii) the remaining 50% of the prior stock options would become exercisable on the first anniversary of the closing of such initial public offering, subject to the holder’s continued employment as of such date and to any other provision of the prior stock option providing for earlier exercisability.

In connection with the Merger, we will assume the prior option plans and the prior options will be converted into options to purchase our common stock on the same terms and conditions as were in effect under the prior option plan. Following the Merger, no additional awards will be granted pursuant to the prior option plans. See “Corporate Reorganization.”

2019 Long-Term Incentive Plan

In order to incentivize management members following the completion of this offering, we anticipate that our board of directors will adopt an omnibus long-term incentive plan for employees, consultants, and directors. Once adopted, our NEOs will be eligible to participate in this plan, which we expect will become effective upon the consummation of this offering. We anticipate that the long-term incentive plan (“LTIP”) will provide for the grant of stock awards (including restricted stock, restricted stock units and fully vested shares), options, stock appreciation rights, performance awards and cash awards intended to align the interests of key employees (including the NEOs), directors and consultants with those of our stockholders.

The description of the LTIP set forth below is a summary of the expected material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that we intend to adopt. This summary is qualified in its entirety by reference to the LTIP, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Because the LTIP has not yet been adopted, the description below merely reflects current expectations with respect to the terms and conditions of the LTIP. The terms and conditions described below should be read in that context and remain subject to change unless and until we adopt the LTIP.

Administration

The board of directors or a designated committee thereof (the “Committee”) administers the LTIP and has broad power to take actions thereunder, to interpret the LTIP and to adopt rules, regulations and guidelines for carrying out its purposes. The Committee may, in its discretion, among other things, extend or accelerate the exercisability of, accelerate the vesting of or eliminate or make less restrictive any restrictions contained in any award, waive any restrictions or other provision of the LTIP or in any award or otherwise amend or modify any award in any manner that is either (a) not adverse to that participant holding the award or (b) consented to by that participant.

Except in connection with a transaction involving our company or its capitalization, the terms of outstanding awards may not be amended without approval of the stockholders of our company to (i) reduce the exercise price of outstanding options or SARs, (ii) cancel, exchange, substitute, buyout or surrender outstanding options or SARs in exchange for cash or other awards, (iii) take any other action with respect to a stock option or SAR that would be treated as a repricing under the rules and regulations of the principal national securities exchange on which the shares of common stock are listed or (iv) permit the grant of any stock options or SARs that contain a so-called “reload” feature under which additional stock options, SARs or other awards are granted automatically to the participant upon exercise of the original stock option or SAR.

The Committee also may delegate to the chief executive officer, other senior officers of our company or to other committees of the board of directors its duties under the LTIP to the extent allowed by applicable law and permitted by the LTIP.

The Committee will determine the participants to receive awards and the terms, conditions and limitations applicable to each such award, which conditions may, but need not, include continuous service, achievement of specific business objectives, attainment of specified growth rates, increases in specified indices or other comparable measures of performance.

Eligibility

Persons eligible for awards are (i) all employees of our company and its subsidiaries, (ii) consultants and (iii) directors.

Shares Available for Awards

The LTIP provides that up to 5,229,318 shares of common stock, plus the shares remaining available for awards under the prior option plans, may be issued, all of which may be issued as incentive stock options under Section 422 of the Code.

The number of shares of common stock that are the subject of awards under the LTIP or the prior option plans that are forfeited or terminated, expire unexercised, are settled in cash in lieu of common stock or are exchanged for awards that do not involve common stock immediately become available for additional awards under LTIP. The number of shares reserved for issuance under the LTIP will be increased on the first day of each fiscal year beginning with the 2020 fiscal year, in an amount equal to the lesser of (i) a number of shares such that the total number of shares that remain available for additional grants under the LTIP equals five percent (5%) of the outstanding shares of all classes of the company’s common stock on the last day of the immediately preceding fiscal year or (ii) such number of shares determined by the board of directors.

Amendment; Termination

The board of directors may amend, modify, suspend or terminate the LTIP for the purpose of addressing any changes in legal requirements or for any other lawful purpose, except that no amendment that would adversely affect the rights of any participant under any award previously granted to such participant may be made without the consent of such participant and no amendment will be effective prior to its approval by the stockholders of the company to the extent such approval is then required pursuant to Rule 16b-3 in order to preserve the applicability of any exemption provided by such rule to any award then outstanding (unless the holder of such award consents) or to the extent stockholder approval is otherwise required by applicable law. The LTIP will expire on the tenth anniversary of its adoption, unless sooner terminated by the board of directors.

Adjustment

The Committee may make certain adjustments, including changes to the shares subject to outstanding awards and shares available for grant under the LTIP, in the event of any subdivision, split or consolidation of outstanding shares of common stock, any declaration of a stock dividend payable in shares of common stock, any recapitalization or capital reorganization of the company, any consolidation or merger of the company with another corporation or entity, any adoption by the company of any plan of exchange affecting the common stock or any distribution to holders of common stock of securities or property (other than normal cash dividends).

Change in Control

The consequences of a change in control (as defined in the LTIP) on any outstanding award shall be determined by the Committee and may be reflected in the applicable award agreement, or may be as provided in an individual severance or employment agreement to which a participant is a party. Additionally, pursuant to the LTIP, upon a change in control, the Committee, in its discretion, may (i) provide for the substitution of awards under the LTIP, (ii) provide for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to any outstanding award and in certain circumstance to provide for the termination of any portion of an award that remains unexercised or (iii) provide for cancellation of an award in exchange for such payment of such cash or property as shall be determined by the Committee in its sole discretion; provided, however, that no such adjustment shall increase the aggregate value of any outstanding award.

Clawback

Awards under the LTIP will be subject to the provisions of any clawback policy required by applicable law and implemented by our company, which clawback policy may provide for forfeiture, repurchase and/or recoupment of awards and amounts paid or payable pursuant to or with respect to awards.

Awards

At the discretion of the Committee, employees or directors may be granted awards under the LTIP in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash awards or performance awards. Such awards may be granted singly, in combination, or in tandem.

Options

Awards may be in the form of rights to purchase a specified number of shares of common stock at a specified price not less than that of the fair market value of a share of common stock on the date of grant. An option may be either an incentive stock option that is intended to comply, or a nonqualified stock option that is not intended to comply, with the requirements of Section 422 of the Code; provided that directors cannot be awarded incentive stock options. The Committee will determine the participants to receive options and the terms, conditions and limitations applicable to each such option. The term of each option may not be longer than ten years from the date of grant. The price at which shares may be purchased under an option shall be paid in full at the time of exercise in cash or, if elected by the participant, by tendering common stock valued at fair market value on the date of exercise, or any combination thereof. The Committee in its discretion may provide for procedures to permit the exercise of an option through “cashless” exercise.

Stock Appreciation Rights

Awards may also be in the form of stock appreciation rights or SARs, which are rights to receive a payment, in cash or common stock, equal to the fair market value or other specified value of a number of shares of common stock on the rights exercise date over a specified strike price not less than the fair market value of a share of common stock on the date of grant. The term of each SAR may not be longer than ten years from the date of grant.

Stock Awards

Awards may also be in the form of grants of our common stock or units denominated in common stock, including restricted stock and restricted stock units. The terms, conditions and limitations applicable to any stock award will be determined by the Committee. At the discretion of the Committee, the terms of a stock award may include rights to receive dividends or dividend equivalents prior to the vesting of the shares underlying the stock award.

Cash Awards

Awards may also be in the form of grants denominated in cash. The terms, conditions and limitations applicable to any cash awards granted pursuant to the LTIP will be determined by the Committee.

Performance Awards

At the discretion of the Committee, any of the above-described awards may be made in the form of a performance award. The amount of cash or shares payable or vested pursuant to performance awards may be adjusted upward or downward, either on a formula or discretionary basis or any combination, as the Committee determines.

Expected Grants in Connection with the Offering

In connection with the closing of this offering, we expect to make awards of restricted stock units as long-term incentive awards pursuant to the LTIP. For our executive officers (other than Mr. Berger), these restricted stock units will vest in one-third increments on each of the first three anniversaries of the date of grant (or, in the case of Mr. Berger, one-seventh increments on each of the first seven anniversaries of the date of grant) provided that the recipient remains employed through the anniversary date, and will be settled in Common Stock no later than 15 days after the units vest. All outstanding and unvested restricted stock units will vest on the date of a change in control (as defined in the LTIP) or in the event that the officer’s employment is terminated due to death or disability.

We have approved grants in the following amounts in connection with the closing of this offering, with the number of shares underlying the award to be determined by dividing the target award amount by the per share price set forth on the cover page of the final version of this prospectus: $10,000,000 for Mr. Berger, $650,000 to Mr. Hillstrand and $450,000 to Mr. Santo Salvo. In addition, we expect to make grants totaling $2,650,000 to our executive officers as a group (other than our NEOs), and approximately $2,600,000 to our non-executive officer employees. The awards to our non-executive officer employees will vest on the first anniversary of the date of grant.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Code, where employees, including our NEOs, are allowed to contribute portions of their base compensation into a tax-qualified retirement account.

Potential Payments upon Termination or Change in Control

For a description of the material terms of the NEO severance arrangements and the treatment of outstanding equity awards in connection with this offering, please read “Executive Officer Employment Arrangements—Employment and Severance Agreements” and “—Long-Term Incentive Compensation” above.

CORPORATE REORGANIZATION

Sunnova Energy Corporation was incorporated in Delaware on October 22, 2012. Sunnova Energy International Inc., the issuer in this offering, was incorporated in Delaware on April 1, 2019 to enable Sunnova Energy Corporation to implement a holding company organizational structure, to be effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, as described below. We refer to this transaction as the “Merger.”

Immediately prior to the Merger, Sunnova Energy International Inc. will be a direct, wholly-owned subsidiary of Sunnova Energy Corporation, and Sunnova Merger Sub Inc., a Delaware corporation which we refer to as “Merger Sub,” will be a direct, wholly-owned subsidiary of Sunnova Energy International Inc. Merger Sub was organized for the sole purpose of implementing the Merger. Immediately prior to or contemporaneously with the completion of this offering, Merger Sub will merge with and into Sunnova Energy Corporation, with Sunnova Energy Corporation continuing as the surviving corporation. Each issued and outstanding share of common stock of Sunnova Energy Corporation will be converted into one share of common stock of Sunnova Energy International Inc., and each issued and outstanding share of preferred stock of Sunnova Energy Corporation will be converted into one share of preferred stock of Sunnova Energy International Inc., as described below. The separate corporate existence of Merger Sub will cease, and all of the issued and outstanding shares of Sunnova Energy International Inc. owned by Sunnova Energy Corporation will be automatically canceled and retired. As a result of the Merger, each stockholder of Sunnova Energy Corporation will become a stockholder of Sunnova Energy International Inc., holding the same proportional equity interests as immediately prior to the Merger, each holder of an option to purchase common stock of Sunnova Energy Corporation will become a holder of an option to purchase common stock of Sunnova Energy International Inc. on substantially the same terms as in effect immediately prior to the Merger, and Sunnova Energy Corporation will become a direct, wholly-owned subsidiary of Sunnova Energy International Inc.

The liabilities of Sunnova Energy Corporation will not be assumed by Sunnova Energy International Inc. in the Merger and will continue to be obligations of Sunnova Energy Corporation, and the assets of Sunnova Energy Corporation will not be transferred to Sunnova Energy International Inc. and will continue to be assets of Sunnova Energy Corporation; provided, however, that in connection with the Merger, Sunnova Energy International Inc. will assume the Stock Option Plan of Sunnova Energy Corporation and the 2013 Stock Option Plan of Sunnova Energy Corporation, as well as each option outstanding immediately prior to the effective time of the Merger.

We will consummate a 1 for 2.333 reverse stock split of our issued and outstanding common stock (the “Reverse Stock Split”) effective immediately prior to the consummation of this offering.

Additionally, in connection with the offering, our Series A common stock will be redesignated as our common stock and all 23,870 shares of our Series B common stock (giving effect to the Reverse Stock Split) will convert into 23,870 shares of our common stock (the “Common Stock Conversion”).

Furthermore, we expect that, immediately prior to or contemporaneously with the completion of this offering:

•

Energy Capital Partners, as the holder of a $15.0 million subordinated convertible note due December 31, 2019 (the “2019 subordinated convertible note”), will exercise its right to convert the principal amount of the 2019 subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,319,312 shares of Series A convertible preferred stock, and

•

a $15.0 million subordinated convertible note due September 30, 2021 (the “2021 subordinated convertible note” and, together with the 2019 subordinated convertible note, the “subordinated convertible notes”), which we issued in June 2019 (the “Subordinated Convertible Note Issuance”)

to Energy Capital Partners and other investors, plus any accrued and unpaid interest as of the date of conversion will automatically convert immediately prior to the offering into approximately 2,613,818 shares of Series C convertible preferred stock, which Series A convertible preferred stock and Series C convertible preferred stock will in turn, collectively, convert into common stock in the Preferred Stock Conversions (as defined below) (collectively, the “Subordinated Convertible Note Conversion”). For more information on the subordinated convertible notes, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes.”

Furthermore, immediately prior to or contemporaneously with the completion of this offering, approximately 108,138,971 shares of our Series A convertible preferred stock and approximately 32,958,645 shares of our Series C convertible preferred stock, which represent all of the outstanding shares of our Series A convertible preferred stock and Series C convertible preferred stock, (giving effect to the Subordinated Convertible Note Conversion) will convert into approximately 60,479,017 shares of our common stock pursuant to the terms of our existing amended and restated certificate of incorporation (the “Preferred Stock Conversion” and, collectively with the Common Stock Conversion, the “Capital Stock Conversions”). We refer to these transactions, collectively with the Reverse Stock Split and the Merger, as the “Corporate Reorganization.”

In addition, immediately following the completion of this offering we intend to use a portion of the net proceeds to us from this offering, to redeem our senior convertible notes due March 2021 (the “senior convertible notes”), of which $45.4 million aggregate principal amount was currently outstanding. We expect the aggregate redemption price for all of the senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. For more information on the senior convertible notes, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Convertible Notes.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2016, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

For the avoidance of doubt, the following historical amounts do not reflect the Recapitalization Transactions (including the Reverse Stock Split) that will occur in connection with this offering.

Equity Financings

Series A Convertible Preferred Stock Financings

In March 2016, we entered into a purchase and exchange agreement (the “Purchase and Exchange Agreement”) pursuant to which we issued an aggregate 104,851,119 shares of our Series A convertible preferred stock between March 2016 and March 2018. Pursuant to the Purchase and Exchange Agreement, we issued 56,341,483 shares of Series A convertible preferred stock at a purchase price of approximately $5.32 per share for an aggregate purchase price of $300.0 million, 13,514,630 shares of our Series A convertible preferred stock in exchange for $72.0 million representing principal amount, payment-in-kind interest and make-whole amounts under the AP5H Mezzanine Facility and 16,315,880 shares of our Series A convertible preferred stock in exchange for all outstanding shares of the then-outstanding Series A preferred stock and Series B preferred stock.

Pursuant to the Purchase and Exchange Agreement, in October and December of 2017, we issued 4,714,051 shares of Series A convertible preferred stock at a purchase price of approximately $5.32 per share for an aggregate purchase price of $25.1 million. In addition, we issued 2,852,790 shares of Series A convertible preferred stock upon conversion of $15.2 million principal and payment-in-kind interest under the 2018 subordinated convertible note (as defined herein).

In March 2018, we issued 11,112,285 shares of our Series A convertible preferred stock in exchange for all outstanding shares of our Series B convertible preferred stock.

For additional information on our Series A convertible preferred stock and the Capital Stock Conversions, please read the section entitled “Corporate Reorganization.” The following table summarizes purchases of our Series A convertible preferred stock by related persons pursuant to the Purchase and Exchange agreement:

	March 2016 to March 2018			October to December 2017		March 2018
Stockholder	Cash	Series A and B Convertible Preferred Stock Conversion	AP5H Debt Conversion	2018 Subordinated Convertible Note Conversion	Cash	Series B Convertible Preferred Conversion	Total Amount Issued	Value (in millions)
Energy Capital Partners III, LLC(1)	$56,341,483	–	–	2,852,790	$2,482,800	9,468,595	71,145,668	$378.8
Franklin Square Investments(2)	–	–	10,313,339	–	$640,343	–	10,953,682	$58.3
Elk Mountain Ltd.(3)	–	7,561,322	–	–	$674,590	1,104,293	9,340,205	$49.7
MTP Energy Master Fund Ltd.(4)	–	1,915,657	1,909,041	–	$270,784	–	4,095,482	$21.8
BCP-IVC, LP(5)	–	2,739,395	–	–	–	–	2,739,395	$14.6
Triangle Peak Partners II, LP(6)	–	1,915,657	137,134	–	$301,934	8,334	2,363,059	$12.6
SEIS Holdings LLC(7)	–	1,724,093	–	–	$260,800	363,789	2,348,682	$12.5
CGK Holdings LLC(8)	–	162,835	–	–	$24,619	–	187,454	$1.0
Richard A Rabinow(9)	–	57,469	7,950	–	$3,906	69,453	138,778	$0.7
Portcullis Partners, LP(10)	–	–	108,117	–	$11,020	15,265	134,402	$0.7
William J. Berger(11)	–	51,723	16,218	–	$40,037	–	107,978	$0.6
Jordan D. Kozar(12)	–	–	–	–	–	31,460	31,460	$0.2
Jordan Fruge(13)	–	28,735	994	–	–	–	29,729	$0.2

(1)	Includes Energy Capital Partners III, LLC and its sponsored funds.
(2)	Includes Franklin Square Energy Partners together with FSIC I, FSIC II and FSIC III funds.
(3)	Includes funds held by Minion Trails Ltd., collectively controlled by Russell Gordy, former member of the Board of Directors of Sunnova Energy Corporation.
(4)	Fund formerly holding more than 5% ownership.
(5)	Fund related to Brock Capital Group, LLC., formerly holding more than 5% ownership.
(6)

Includes Triangle Peak Partners II, LP and TPP II Annex Fund, LP (collectively “Triangle Peak Partners”). Mike Morgan, member of the Board of Directors of Sunnova Energy Corporation, serves as a co-founder of Triangle Peak Partners.

(7)	Park Shaper, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.
(8)	David Kinder, former member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.
(9)	Former member of the Board of Directors of Sunnova Energy Corporation; includes shares directly purchased and controlled through Rebecca Rabinow Management Trust and the 1811 Pesikoff Family Trust.
(10)	Mike Morgan, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.
(11)	Funds affiliated with our CEO and Chairman of the Board of Directors, both directly held and through Jackson Leigh Ventures, LLC.
(12)	Shares purchased by our former Chief Financial Officer which were subsequently repurchased by Sunnova Energy Corporation.
(13)	Shares purchased by our former Chief Marketing Officer.

Series B Convertible Preferred Stock Financings

From November 2017 to January 2018, we sold an aggregate of 10,723,861 shares of our Series B convertible preferred stock at a purchase price of $3.73 per share, for an aggregate purchase price of $40.0 million. On March 29, 2018, all outstanding shares of our Series B convertible preferred stock were exchanged for an aggregate 11,112,285 newly issued shares of our Series A convertible preferred stock. There are not currently any shares of our Series B convertible preferred stock authorized or outstanding. The following table summarizes purchases of our Series B convertible preferred stock by related persons:

Stockholder	Cash	Value (in millions)
Energy Capital Partners III, LLC(1)	9,137,625	$34.1
Elk Mountain Ltd.(2)	1,065,693	$4.0
SEIS Holdings LLC(3)	351,073	$1.3
Richard A Rabinow(4)	67,025	$0.3

(1)	Includes Energy Capital Partners III, LLC and its sponsored funds.
(2)	Includes funds held by Minion Trails Ltd., collectively controlled by Russell Gordy, former member of the Board of Directors of Sunnova Energy Corporation.
(3)	Park Shaper, member of the Board of Directors of Sunnova Energy Corporation, retains voting and dispositive control over this entity.
(4)	Former member of the Board of Directors of Sunnova Energy Corporation; includes shares directly purchased and controlled through Rebecca Rabinow Management Trust and the 1811 Pesikoff Family Trust.

Series C Convertible Preferred Stock Financings

From March 2018 through November 2018, we sold an aggregate of 30,344,827 shares of our Series C convertible preferred stock at a purchase price of $5.80 per share, for an aggregate purchase price of $176.0 million. For additional information on our Series C convertible preferred stock and the Capital Stock Conversions, please read the section titled “Corporate Reorganization.” The following table summarizes purchases of our Series C convertible preferred stock by related persons:

Stockholder	Cash	Value (in millions)
QSIP LP	21,551,724	$125.0

Share Repurchases

On January 15, 2019, pursuant to a separation agreement between Sunnova Energy Corporation and Jordan Kozar, we repurchased 31,460 shares of our Series A convertible preferred stock from Mr. Kozar at a purchase price of $5.80 a share for an aggregate purchase price of $0.2 million.

Debt Financings

Senior Convertible Notes

On April 24, 2017, we issued and sold an aggregate principal amount of $80.0 million of our 12.00% senior secured notes in a private placement to a total of three institutional accredited investors at an issue price of 98%, for an aggregate purchase price of $78.4 million. In May 2018 and January 2019, the terms of these senior secured notes were amended to extend the maturity date from October 2018 to January 2019 and from January 2019 to July 2019, respectively. The senior secured notes are solely the obligations of Sunnova Energy Corporation and are secured by substantially all of Sunnova Energy Corporation’s assets, including pledges of the equity in its direct subsidiaries. In April 2019, the terms of these senior secured notes were amended so that, among other things, (i) the interest rate on the notes decreased from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities having the same terms, (ii) the maturity date was extended from July 2019 to March 2021 and (iii) a conversion feature was added such that the notes will be convertible into common stock, at the election of the holder, in full, following an initial public offering by us of at least $225.0 million in gross proceeds or, up to 50% of such notes will be convertible into common stock, following an initial public offering by us of less than $225.0 million in gross proceeds; provided that we have converted the full amount of the 2019 subordinated convertible promissory note to equity in connection with this offering. Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (A) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to the initial public offering) and (B) 80% of the price per share to the public in the initial public offering. Following our initial public offering of at least $225.0 million in gross proceeds, any senior convertible notes that are not converted at the election of the holder are required to be redeemed at a price equal to par, plus accrued and unpaid interest (including a cash payment representing all accrued and unpaid pay-in-kind interest to the redemption date), plus a redemption premium. The redemption premium is the value of the number of shares of common stock (using the price per share in this offering) equal to the excess (if any) of (x) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable conversion price that would have been applicable to a conversion of over (y) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in this offering. If the notes are redeemed or otherwise retired prior to the occurrence of an initial public offering, in lieu of the initial public offering redemption premium, we would be required to issue one or more warrants for an aggregate number of shares of our common stock equal to the initial public offering Redemption Premium as a condition to the redemption or retirement. The warrants will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of an initial public offering. If issued, any warrants would expire on March 30, 2021. In June 2019, the terms of these senior convertible notes were amended to permit the Subordinated Convertible Notes Issuance.

On July 8, 2019, all of the holders of our senior convertible notes agreed to irrevocably waive their right to convert their respective senior secured notes into common stock in connection with this offering. We expect all of the senior convertible notes will be redeemed with a portion of the net proceeds of this offering. We expect the aggregate redemption price for all of our senior convertible notes would be approximately $56.8 million (which includes a premium of $11.4 million) plus a cash payment equal to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption.

Subordinated Convertible Notes

In August 2017, we issued to Energy Capital Partners a subordinated convertible note, pursuant to which we promised to pay Energy Capital Partners $15.0 million plus payment-in-kind interest which accrued at an interest rate of 12.00% per annum, on the earlier of (i) the repayment of our senior secured notes or (ii) November 2018 (the “2018 subordinated convertible note”). This subordinated convertible note allowed for Energy Capital Partners to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2018 subordinated convertible note. In October 2017, Energy Capital Partners exercised the conversion option and converted the aggregate outstanding principal, including paid-in-kind interest, of $15.2 million into 2,852,790 shares of Series A convertible preferred stock and the 2018 subordinated convertible note was terminated.

In March 2018, we issued to Energy Capital Partners a subordinated convertible note (the “2019 subordinated convertible note”), pursuant to which we promised to pay Energy Capital Partners $15.0 million plus payment-in-kind interest which accrues at an interest rate of 12.00% per annum, on the earlier of (i) the repayment of our senior secured notes or (ii) May 2019. The 2019 subordinated convertible note allows for

Energy Capital Partners to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of approximately $5.32 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of this subordinated convertible note. In January 2019, the terms of the 2019 subordinated convertible note were further amended to extend the maturity date from May 2019 to December 2019.

We expect that, immediately prior to or contemporaneously with the completion of this offering, Energy Capital Partners will exercise its right to convert the principal amount of the subordinated convertible note plus any accrued and unpaid interest as of the date of conversion into approximately 3,319,312 shares of Series A convertible preferred stock, which in turn will convert into approximately 1,422,767 shares of common stock.

In June 2019, we issued a subordinated convertible note for $15.0 million (the “2021 subordinated convertible note”) to certain of our existing investors, including those exercising preemptive rights, which is subordinated to the senior convertible notes and ranks equally with the 2019 subordinated convertible note. The maturity date of the 2021 subordinated convertible note is the earlier of (a) the repayment of the senior secured notes or (b) September 2021. The 2021 subordinated convertible note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2021 subordinated convertible note quarterly until maturity. Under the terms of the 2021 subordinated convertible note, we cannot make cash payments for interest or principal on the 2021 subordinated convertible note until the senior convertible notes have been repaid in full. Upon a qualifying initial public offering or the election of the holder, the outstanding principal balance (including any accrued paid-in-kind interest) of the 2021 subordinated convertible note will convert into Series C convertible preferred stock at a rate equal to the lesser of $5.80 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series C convertible preferred stock) or the lowest purchase price per share of Series C convertible preferred stock issued after the date of the 2021 subordinated convertible note. The Series C convertible preferred stock received upon such conversion would be converted into additional common stock.

We expect that immediately prior to the completion of this offering, the 2021 subordinated convertible note plus any accrued and unpaid interest will automatically convert into approximately 2,613,818 shares of Series C convertible preferred stock, which in turn will convert into approximately 1,120,360 shares of common stock in the Preferred Stock Conversions.

AP5H Mezzanine Debt

In November 2014, one of our subsidiaries entered into a credit facility with an aggregate borrowing capacity under the credit facility of up to $250 million with a group of lenders, including GSO Capital Partners, LP, and Wilmington Trust, N.A., as administrative agent, to obtain funding for solar energy systems and related assets and a portion of our working capital and general and administrative expenses. The loans under the credit facility bore interest at an annual rate of 12%. In June 2015, the credit facility was amended to increase the maximum amount of the commitments to $350.0 million. We guaranteed the obligations of the credit facility and the obligations were secured by a pledge of the equity of the subsidiary borrower. In April 2017, the aggregate outstanding principal and related paid-in-kind amounts under the credit facility of $233.1 million were fully repaid and the credit facility was terminated.

Subordinated Loan Conversion

In August 2017, we entered into the 2018 subordinated convertible note in the amount of $15.0 million with a group of lenders, including Energy Capital Partners. The 2018 subordinated convertible note bore interest at an annual rate of 12%. In October 2017, the principal and accrued interest under the 2018 subordinated convertible note were exchanged for 2,852,790 shares of our Series A convertible preferred stock.

Bonus Agreement

In March 2018, we entered into a Bonus Agreement with Mr. Berger (the “Bonus Agreement”) providing that each year beginning January 1, 2019, one-fourth of the outstanding loan balance (and related accrued and unpaid interest) under the promissory notes executed by Mr. Berger and Jackson Leigh Ventures, LLC, an entity controlled by Mr. Berger, in favor of Sunnova Energy Corporation, in combined aggregate principal amounts totaling $1,702,523 (the “JLV Notes”), is to be forgiven provided that Mr. Berger remains employed through the applicable forgiveness date, such that the full amount of the JLV Notes will be forgiven as of January 1, 2022. In connection with the Bonus Agreement, Mr. Berger’s NEO Employment Agreement was amended to increase his bonus potential to 175% of base salary (from 125% of base salary). In the event that Mr. Berger’s employment is terminated due his death or permanent disability, the Bonus Agreement provides that the full amount of the then outstanding balance of the Notes (and related accrued interest) would be forgiven. In January 2019, one-fourth of the balance of the Notes was forgiven pursuant to the Bonus Agreement. On June 20, 2019, as additional bonus compensation, the remaining principal and interest in the amount of $1,374,896 associated with the JLV Notes was forgiven, and Sunnova Energy Corporation agreed to pay Mr. Berger a bonus to reimburse him for the expected tax liability associated with such forgiveness of $892,039.

Stockholders Agreement

In connection with this offering, we intend to enter into a new stockholders agreement with Energy Capital Partners and QSIP LP that will provide Energy Capital Partners and their affiliates who own our shares (the “ECP Stockholders”) and QSIP LP and their affiliates who own our shares (the “Quantum Stockholders”) certain rights to designate nominees for election to our board of directors. The stockholders agreement will provide that, subject to compliance with applicable law and stock exchange rules, for so long as the ECP Stockholders beneficially own at least 50% of our common stock then outstanding, it shall be entitled to designate a majority of the directors on our board of directors; for so long as the ECP Stockholders beneficially own at least 30% of our common stock then outstanding, they shall be entitled to designate a number of directors equal to one fewer than a majority of the directors; for so long as the ECP Stockholders beneficially own at least 20% of our common stock then outstanding, they shall be entitled to designate the greater of three directors and 25% of the total number of directors (rounded up to the next whole number); for so long as the ECP Stockholders beneficially own at least 10% of our common stock then outstanding, they shall be entitled to designate the greater of two directors and 15% of the total number of directors (rounded up to the next whole number); and for so long as the ECP Stockholders beneficially own at least 5% of our common stock then outstanding, they shall be entitled to designate one director. The stockholders agreement will provide that, subject to compliance with applicable law and stock exchange rules, for so long as the Quantum Stockholders beneficially own at least 5% of our common stock then outstanding, they shall be entitled to designate one director.

Pursuant to the stockholders agreement, immediately following this offering and the Recapitalization Transactions, our board of directors will initially consist of eight directors, four of whom are to be designated by the ECP Stockholders and one of whom is to be designated by the Quantum Stockholders.

The ECP Stockholders and the Quantum Stockholders shall be entitled to designate the replacement for any of their respective board designees whose board service terminates prior to the end of the director’s term regardless of their beneficial ownership at such time. The ECP Stockholders shall also have the right, but not the obligation, to designate at least one of their nominees as a member to each of the committees of our board of directors for so long as they have the right to designate at least one director, subject to compliance with applicable law and stock exchange rules.

For so long as the ECP Stockholders hold at least 30% of our outstanding common stock, we and (to the extent applicable) our subsidiaries shall not, without the approval of the ECP Stockholders:

•

effect any transaction or series of related transactions that would result in a change of control under our existing credit agreements, a sale of all or substantially all of our assets or the acquisition by any person or group, other than the ECP Stockholders, of equity interests representing more than 50% of our total voting power (or enter into any agreement to take such action);

•

issue any additional equity securities of Sunnova Energy International other than under equity compensation plans approved by our shareholders or intra-company issuances among the company and our subsidiaries; or

•	change the size of the board of directors of Sunnova Energy International.

Additionally, for as long as the ECP Stockholders or the Quantum Stockholders hold at least 10% of our outstanding common stock, any directors designated by the ECP Stockholders or the Quantum Stockholders, respectively, will have certain information and access rights to our management, including the right to receive our annual budget, business plan and financial forecasts.

The stockholders agreement will terminate upon the earliest to occur of (a) the dissolution of Sunnova Energy International and (b) the written agreement of, the ECP Stockholders, the Quantum Stockholders, and us. At such time as the ECP Stockholders or the Quantum Stockholders no longer collectively beneficially own at least 5% of our outstanding Common Stock, the ECP Stockholders or the Quantum Stockholders, as applicable, shall have no further rights or privileges under the stockholders agreement or otherwise be entitled to the benefits thereof.

Registration Rights Agreements

Upon completion of this offering, we will be a party to our Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Additionally, we will be a party to our Amended and Restated Piggy-Back Registration Rights Agreement (the “Piggy-Back Registration Rights Agreement”), which provides, among other things, that certain holders of our capital stock have the right to request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

Policies and Procedures for Related Party Transactions

We have adopted a related persons transaction policy that requires all of our directors and executive officers to report any activity that creates, or appears to create, a potential or actual conflict of interest with respect to their ability to make decisions and act in our best interest. A related party transaction shall be consummated or shall continue only if (i) the nominating and corporate governance committee of our board approves or ratifies such transaction in accordance with the guidelines set forth in such policy, and (ii) the transaction is on terms comparable to those that could be obtained in arm’s length dealings with a third party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2019, historical and as adjusted to reflect the sale of our common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each person whom we know to own beneficially more than 5% of our common stock on an as-converted, fully diluted basis;

•	each of our directors and named executive officers individually;

•	all of our current directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to such stock options that are exercisable as of or within 60 days after March 31, 2019. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person.

The table does not reflect any shares of common stock that 5% shareholders, directors and executive officers may purchase in this offering through the directed share program described under “Underwriting.”

We have based our calculation of the percentage of beneficial ownership prior to this offering on 69,155,618 shares of our common stock outstanding as if the Recapitalization Transactions had occurred as of March 31, 2019. We have based our calculation of the percentage of beneficial ownership after this offering on 14,000,000 shares of our common stock issued by us in the offering and 83,115,618 shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional 2,100,000 shares of our common stock from us in full.

Unless otherwise indicated, the address for each listed stockholder is: c/o Sunnova Energy International Inc., 20 East Greenway Plaza, Suite 475, Houston, Texas 77046. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned Before the Offering	Percent of Shares Beneficially Owned After the Offering
Executive Officers and Directors
William J. Berger (1)	1,837,670	2.6%	2.2%
Robert L. Lane	—	—	—
Stuart D. Allen (2)	102,870	*	*
Walter A. Baker (3)	128,588	*	*
Michael P. Grasso (4)	128,588	*	*
Kris W. Hillstrand (5)	235,738	*	*
Meghan Nutting (6)	88,094	*	*
John T. Santo Salvo (7)	181,327	*	*
Rahman D’Argenio (8)	—	—	—
Matthew DeNichilo	—	—	—
Doug Kimmelman (8)	—	—	—
Mark Longstreth (9)	—	—	—
Michael C. Morgan (10)	1,946,875	2.8%	2.3%
C. Park Shaper (11)	1,753,199	2.5%	2.1%
Scott D. Steimer	—	—	—
All Executive Officers and Directors as a Group (15 Persons) (12)	6,402,949	9.2%	7.7%

5% Stockholders
Energy Capital Partners III, LLC (13)	38,352,957	55.5%	46.1%
QSIP LP (14)	9,635,161	13.9%	11.6%
Entities Affiliated with Elk Mountain Ltd. (15)	4,655,702	6.7%	5.6%
Entities Affiliated with FS Investments (16)	3,978,302	5.8%	4.8%

*	Represents beneficial ownership or voting power of less than one percent (1%).
(1)

Consists of (i) 39,035 shares of common stock, (ii) 206,166 shares of common stock owned by Jackson Leigh Ventures LLC for which Mr. Berger serves as managing member, and (iii) 1,592,469 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.

(2)	Consists of 102,870 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(3)	Consists of 128,588 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(4)	Consists of 128,588 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(5)	Consists of 235,738 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(6)	Consists of 88,094 shares of common stock issued from the exercise of stock options pusuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(7)	Consists of 181,327 shares of common stock issued from the exercise of stock options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.
(8)

Mr. Kimmelman and Mr. D’Argenio are each a Managing Member of the managing member of Energy Capital Partners III, LLC and may be deemed to beneficially own shares owned by Energy Capital Partners III, LLC and certain of its sponsored funds (the “ECP Funds”), which collectively own 38,349,951 shares of common stock. Mr. Kimmelman and Mr. D’Argenio disclaim beneficial ownership of any common stock beneficially owned by the ECP Funds.
(9)

Mr. Longstreth is a Managing Director at Newlight Partners, LP (“Newlight Partners”) and may be deemed to beneficially own shares owned by QSIP LP. Mr. Longstreth disclaims beneficial ownership of any common stock beneficially owned by QSIP or Newlight Partners.

(10)

Consists of (i) 1,852,757 shares held by Triangle Peak Partners II, LP and TPP II Annex Fund, LP, for which Mr. Morgan serves as Chairman and CEO of the managing entity of such funds and (ii) 94,118 shares held by Portcullis Partners, LP, for which Mr. Morgan serves as President. Mr. Morgan may be deemed to beneficially own securities beneficially owned by Triangle Peak Partners II, LP, TPP II Annex Fund, LP or Portcullis Partners, LP.

(11)	Consists of (i) 1,753,199 shares held by SEIS Holdings LLC, for which Mr. Shaper serves as CEO. Mr. Shaper may be deemed to beneficially own securities beneficially owned by SEIS Holdings LLC.
(12)

Consists of (i) 3,945,275 shares of common stock beneficially owned by our named executive officers, current directors and other executive officers and (ii) 2,457,674 shares of common stock issued from the exercise of options pursuant to the prior option plans assuming the satisfaction of the performance-based vesting condition.

(13)	Consists of 38,352,957 shares of common stock held by the ECP Funds. The address for Energy Capital Partners III, LLC is 51 John F Kennedy Pkwy #200 Short Hills, NJ 07078.
(14)

Newlight Partners serves as the exclusive investment manager in respect of the shares held by QSIP LP (the “QSP Shares”). The general partner of Newlight Partners is Strategic Investments Group GP LLC (“SIG LLC”), which is controlled by David Wassong and Ravi Yadav. In such capacities, each of the entities and individuals referenced in this paragraph may also be deemed to be the beneficial owners having shared voting power and shared investment power with respect to the QSP Shares as described above. The address of Newlight Partners is 390 Park Avenue, New York NY 10022 and the address for QSIP LP is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005 Cayman Islands.

(15)

Consists of 3,954,579 shares of common stock held by Elk Mountain Ltd and 701,123 shares of common stock held by Minion Trails Ltd. Elk Mountain Ltd and Minion Trails Ltd are collectively controlled by Russell Gordy, a former director of Sunnova Energy Corporation. The address for both entities is 100 Waugh Drive, #400 Houston, TX 77007.

(16)

Includes 97,515 shares of common stock held by FS KKR Capital Corp. (“FSK”), 195,016 shares of common stock held by FS Investment Corporation II (“FSIC II”), 292,509 shares of common stock by FS Investment Corporation III (“FSIC III”) and 3,393,262 shares of common stock held by FS Energy and Power Fund (“FSEP”). Each entity is an externally managed, non-diversified, closed-end management investment company that have elected to be regulated as business development companies under the Investment Company Act of 1940, as amended. The investment adviser to FSK, FSIC II and FSIC III is FS/KKR Advisor, LLC (“FS/KKR”), a partnership between an entity affiliated with Franklin Square Holdings, L.P. (doing business as FS Investments) and KKR Credit Advisors (US) LLC. The investment adviser to FSEP is FS/EIG Advisor, LLC (“FS/EIG”), a partnership between an entity affiliated with Franklin Square Holdings, L.P. (doing business as FS Investments) and EIG Asset Management, LLC. Each of FS/KKR and FS/EIG is a registered investment advisor under the Investment Advisors Act of 1940, as amended. FS/KKR has investment and voting control over the shares of common stock held by FSK, FSIC II and FSIC II and FS/EIG has investment and voting control over the shares of common stock held by FSEP. The address for all entities is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to or contemporaneously with the completion of this offering. We expect to adopt a new amended and restated certificate of incorporation and new amended and restated bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our new amended and restated certificate of incorporation, new amended and restated bylaws and stockholders agreement, copies of which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 1,010,000,000 shares of capital stock, $0.0001 par value per share, of which

•	1,000,000,000 shares are designated as common stock and

•	10,000,000 shares are designated as preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the shares of our common stock to be outstanding upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our new amended and restated certificate of incorporation, our board of directors will have the authority, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series and to establish from time to time the number of shares to be included in each series. Our board of directors may designate the powers, rights, preferences, and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, and sinking fund terms, in each case without further vote or action by our stockholders. Our board of directors may also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring, or preventing a change in control, restricting dividends on our common stock, diluting the voting power and other rights of our common stock, and impairing the liquidation rights of our common stock. Such issuance could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Options

As of March 31, 2019, employees of our accounting predecessor had outstanding options to purchase an aggregate of 10,160,147 shares of our common stock, with a weighted-average exercise price of approximately $6.79 per share, under our equity compensation plans. In connection with the Merger (see “Corporate Reorganization”), we will assume the equity compensation plans of our accounting predecessor and each outstanding option to purchase shares of common stock of our accounting predecessor, and these options will be converted into a right to purchase shares of our common stock on substantially identical terms. As of June 30, 2019, we had outstanding options to purchase 10,067,147 shares of our common stock, with a weighted-average exercise price of approximately $6.80 per share that remained outstanding under our equity compensation plans. Following the completion of the Reverse Stock Split, these awards will represent options to purchase 4,314,982 shares of our common stock, with a weighted average exercise price of approximately $15.86 per share.

Registration Rights

Upon completion of this offering we will be a party to our Registration Rights Agreement, which provides, among other things, that certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Additionally, we will be a party to our Piggy-Back Registration Rights Agreement, which provides, among other things, that certain holders of our capital stock have the right to request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

Demand Registration Rights

Pursuant and subject to the terms of the conditions of the Registration Rights Agreement, if at any time after 180 days after the effective date of the registration statement for this offering, we receive a request from certain of our stockholders, as specified in the Registration Rights Agreement, or any stockholder that is a party to the Registration Rights Agreement and is a holder of at least 40% of our capital stock (other than the capital stock held by such stockholders as specified in the Registration Rights Agreements), in each case that we file a registration statement on Form S-1 with respect to our capital stock, then we shall file a registration statement on Form S-1 under the Securities Act covering all of our capital stock that the initiating stockholders requested to be registered and any additional of our capital stock requested to be included in such registration by any other of our stockholders that are a party to the Registration Rights Agreement.

Piggyback Registration Rights

Pursuant and subject to the terms of the conditions of the Piggy-Back Registration Rights Agreement, if we propose to offer any of our shares of common stock under the Securities Act in connection with a public offering of such securities solely for cash, we shall, at such time, promptly give each stockholder who is a party to the Piggy-Back Registration Rights Agreement notice of such offering. Upon the written request of such stockholder, we shall, subject to the terms and conditions of the Piggy-Back Registration Rights Agreement, cause to be registered or include in the prospectus supplement, as applicable, all of the common stock owned or held by the each such stockholder (including common stock issued or issuable upon conversion of such stockholder’s preferred stock) that each such stockholder has requested to be included in such registration.

S-3 Registration Rights

Pursuant and subject to the terms of the conditions of the Registration Rights Agreement and the Investors Agreement, if at any time when we are eligible to use Form S-3, we receive a request from certain of our stockholders, as specified in the Registration Rights Agreement, or any stockholder that is a party to the Registration Rights Agreement and is a holder of at least 30% of our capital stock (other than the capital stock held by such stockholders as specified in the Registration Rights Agreements) then outstanding that we file a Registration Statement, including a shelf registration statement, and if we are a “well known seasoned issuer” as defined in Rule 405 promulgated under the Securities Act, that we file an automatic shelf registration statement, on Form S-3 with respect to outstanding capital stock of such stockholders, then we shall file a registration statement on Form S-3 under the Securities Act covering all eligible capital stock requested to be included in such registration by our eligible stockholders.

Anti-Takeover Provisions

Certain provisions of Delaware law, our new amended and restated certificate of incorporation, and our new amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our new amended and restated certificate of incorporation and our new amended and restated bylaws will include a number of provisions that could delay or discourage an unsolicited takeover or a change in control or changes in our board of directors or management team, including the following:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our new amended and restated bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock or the stockholders agreement, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•

provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•

provide that, after the date on which the ECP stockholders beneficially own, in the aggregate, 30% of our outstanding common stock, special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board; and

•	provide that our bylaws can be amended by the board of directors.

Choice of Forum

Our new amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our or our stockholders’ behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (5) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our new amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

Our new amended and restated certificate of incorporation and bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

We have entered into or will enter into separate indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. We believe that these agreements and insurance policies are necessary to attract and retain qualified individuals to serve as directors and executive officers.

These indemnification provisions and the indemnification agreements entered into between us and our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

We have been approved to list our common stock on the NYSE under the symbol “NOVA”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market or the perception that these sales may occur, could adversely affect the prevailing market prices from time to time and our ability to raise equity capital in the future.

Following the completion of this offering, a total of 83,115,618 shares of our common stock will be outstanding. Of these outstanding shares, all shares of our common stock sold in this offering will be eligible for sale in the public market without restriction under the Securities Act, except that any shares of our common stock purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144 described below.

The remaining shares of our common stock will be deemed “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities will be eligible for sale in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, the provisions of our Registration Rights Agreement and Piggy-Back Registration Rights Agreement described under the section titled “Description of Capital Stock—Registration Rights,” the applicable conditions of Rule 144 or Rule 701, and our insider trading policy, shares of our common stock will be eligible for sale in the public market from time to time as follows: (i) beginning on the date of this prospectus, all 14,000,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and (ii) following the expiration of the lock-up agreements entered into with our executive officers, directors and stockholders identified on page 164, all shares held by them will become eligible for sale in the public markets, subject to any volume and other limitations applicable to the holders of such shares.

Lock-Up Agreements

We, our executive officers, directors and stockholders identified on page 164, which include holders of shares issuable pursuant to stock options and other equity awards or pursuant to securities convertible into or exercisable for common stock, have entered into lock-up agreements with the underwriters of this offering, under which we and they have agreed that, subject to certain exceptions, without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC (the “Representatives”), we and they will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The Representatives may, in their discretion, release any of the securities subject to these lock-up agreements at any time. See the section titled “Underwriting” for a description of certain exceptions to this agreement.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to 68,729,149 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including our 2019 Long-Term Incentive Plan. This registration statement on Form S-8 will become effective immediately upon filing, and shares of our common stock covered by the registration statement may then be publicly resold under a valid exemption from registration and subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See “Executive Compensation” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of our common stock as of the date of this prospectus. Except where otherwise noted, this summary deals only with our common stock that is purchased in this offering and held as a capital asset (within the meaning of Section 1221 of the Code) by a non-U.S. holder.

As used herein, a “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it: (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership investing in common stock, you should consult your tax advisors.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this prospectus. These authorities may change or be subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law or the interpretation thereof will not alter significantly the tax consequences that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxation, does not address the potential application of the Medicare contribution tax on net investment income, and does not deal with foreign, state, local, alternative minimum, estate, gift or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including, without limitation:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, tax equity funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock (except to the extent specifically set forth below);

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

We have not and will not seek any rulings from the IRS regarding the matters described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income, estate and other tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction or under any applicable tax treaty in light of your particular circumstances.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions on our common stock for the foreseeable future. However, if we do make distributions on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its common stock (but not below zero) and thereafter will be treated as gain from the sale of the common stock (the tax treatment of which is generally described below under “—Gain on Disposition of Common Stock”).

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA, the gross amount of dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable income tax treaty for dividends will be required to provide the applicable withholding agent with a valid IRS Form W-8BEN-E or IRS Form W-8BEN (or other applicable or successor form) and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

It is possible that a distribution made to a non-U.S. holder may be subject to overwithholding because, for example, at the time of the distribution, we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any overwithholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the overwithheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any overwithheld amounts.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally are not subject to the withholding tax. To claim the exemption from withholding tax, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent. Such dividends are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

Gain on Disposition of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, where required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

subject to certain exceptions (described below), our common stock constitutes a “U.S. real property interest” by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

Gain described in the first or third bullet point above will be subject to U.S. federal income tax on a net income basis at the same graduated rates generally applicable to U.S. persons unless an applicable tax treaty provides otherwise. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

In the case of a non-U.S. holder described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, any gain, which may be offset by certain U.S. source capital losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses, will be subject to a 30% tax even though the individual is not considered a resident of the United States under the Code.

With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, there can be no assurance that we are not now or will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is “regularly traded on an established securities market,” a non-U.S. holder will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC only if the non-U.S. holder actually or constructively owns, or owned at any time during the five-year period ending on the date of the disposition or, if shorter, the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident, under the terms of an income tax treaty or tax information exchange agreement.

Payments of dividends to you generally will not be subject to backup withholding if you establish an exemption by properly certifying your non-U.S. status on an IRS Form W-8BEN-E, IRS Form W-8BEN or another appropriate version of IRS Form W-8, provided that the withholding agent does not have actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by you of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at a 24% rate) unless you establish an exemption by properly certifying your non-U.S. status on an IRS Form W-8BEN-E, IRS Form W-8BEN or another appropriate version of IRS Form W-8 and certain other conditions are met or you otherwise establish an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes that an exemption to such rule applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes and certifies that an exemption to such rule applies. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

INVESTMENT IN SUNNOVA ENERGY INTERNATIONAL INC. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), restrictions imposed by Section 4975 of the Code, and/or provisions under any federal, state, local, non- U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. In considering an investment in shares of our common stock, among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the employee benefit plan;

•

whether in making the investment, the employee benefit plan will be considered to hold, as plan assets, (1) only the investment in our common stock or (2) an undivided interest in our underlying assets; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the employee benefit plan, unless an exemption is applicable. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code.

Plan Asset Issues

In addition to considering whether the purchase of common stock is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1)

the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2)

the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3)

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

The foregoing discussion of issues arising for employee benefit plan investments under ERISA, the Code and applicable Similar Laws is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of shares of common stock should consult with their own counsel regarding the consequences under ERISA, the Code and any other applicable Similar Laws in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
BofA Securities, Inc.	3,920,000
J.P. Morgan Securities LLC	3,220,000
Goldman Sachs & Co. LLC	2,660,000
Credit Suisse Securities (USA) LLC	2,100,000
KeyBanc Capital Markets Inc.	840,000
Robert W. Baird & Co. Incorporated	630,000
Roth Capital Partners, LLC	630,000

Total	14,000,000

The underwriters are committed to purchase all the common shares offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.432 per share. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to 2,100,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.72 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise
Underwriting discounts and commissions paid by us	$0.72	$0.72	$10,080,000	$11,592,000
Expenses payable by us (1)	$0.39	$0.34	$5,404,475	$5,404,475

(1)	Net of reimbursement by the underwriters

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6.3 million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with their offering of up to $30,000. The underwriters have agreed to reimburse us for up to approximately $0.88 million ($0.93 million, if the underwriters exercise in full their option to purchase additional shares of our common stock) for expenses incurred by us in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC for a period of 180 days after the date of this prospectus; provided that the restrictions described in clause (i) shall not apply to issuances of common stock directly to a seller of a business or assets as part of the purchase price or private placements in connection with acquisitions thereof by us; provided, further, that (x) any such recipient of such shares of common stock will agree to be bound by these restrictions for the remainder of such 180-day period and (y) the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the offering contemplated by this prospectus.

Our directors, executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list our common stock on the NYSE under the symbol “NOVA”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

At our request, the underwriters have reserved up to 700,000 shares of common stock, or up to 5% of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our directors, officers, employees and certain other persons associated with us. The sales will be made at our direction by J.P. Morgan and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Relationships with the underwriters and their affiliates

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, affiliates of BofA Securities, Inc. and J.P. Morgan Securities LLC have entered into non-binding letters of intent for the right to invest in some of our tax equity funds and they and others may do so in the future. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Israel

We have not taken any action to permit a public offering of our shares outside the United States. Solicitation of our shares, however, will be made in certain countries in a manner that will not require the publication of a prospectus under the laws of the country. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of our shares and the distribution of this prospectus outside the United States.

Notwithstanding the above, the offering of our shares is available to investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended. A prospectus has not been prepared or filed, and will not be prepared or filed, in Israel relating to the shares offered hereunder. The shares cannot be resold in Israel other than to investors listed in the First Supplement of the Israeli Securities Law of 1968, as amended purchasing for their own account and not for distribution or resale purposes. No action will be taken in Israel that would permit an offering of the shares offered hereunder, or the distribution of any offering document or any other material to the public in Israel. This registration statements has not been reviewed or approved by the Israel Securities Authority. Any materials provided to an investor in Israel may not be reproduced or used for any other purpose, nor be furnished to any other person other than those to whom copies have been provided directly by the Issuer or the Dealer(s). The shares will not be traded on the TASE. Nothing in the above should be considered as the rendering of a recommendation or advice, including investment advice or investment marketing under the Israeli Law For Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management, 1995, to purchase any shares and in purchasing the shares, the investors acknowledge that they have expertise and experience in financial and business matters so as to be capable of evaluating the risks and merits of the purchase of the shares.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson  & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated balance sheet of Sunnova Energy International Inc. as of April 8, 2019 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sunnova Energy Corporation as of December 31, 2018 and December 31, 2017 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement including its exhibits and schedules filed therewith. Statements contained in this prospectus relating to any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information. The address of that website is www.sec.gov. Information contained on any website we refer to in this prospectus is not part of this prospectus or any report filed with or furnished to the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.sunnova.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

Sunnova Energy International Inc. Audited Consolidated Financial Statement
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of April 8, 2019	F-3
Notes to Consolidated Financial Statement	F-4
Sunnova Energy Corporation Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018	F-5
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2019 and 2018	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2019 and 2018	F-7
Unaudited Condensed Consolidated Statements of Redeemable Noncontrolling Interests and Stockholders’ Equity for the Three Months Ended March 31, 2019 and 2018	F-8
Notes to Unaudited Condensed Consolidated Financial Statements	F-9
Sunnova Energy Corporation Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-28
Consolidated Balance Sheets as of December 31, 2018 and 2017	F-29
Consolidated Statements of Operations for the Years Ended December 31, 2018 and 2017	F-30
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018 and 2017	F-31
Consolidated Statements of Redeemable Noncontrolling Interests and Stockholders’ Equity for the Years Ended December 31, 2018 and 2017	F-32
Notes to Consolidated Financial Statements	F-33
Schedule I Condensed Financial Statements of Parent Company (Sunnova Energy Corporation)	F-79

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholder of Sunnova Energy International Inc.

Opinion on the Financial Statement - Balance Sheet

We have audited the accompanying consolidated balance sheet of Sunnova Energy International Inc. and its subsidiary (the “Company”) as of April 8, 2019, including the related notes (collectively referred to as the “consolidated financial statement”). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of April 8, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 9, 2019

We have served as the Company’s auditor since 2019.

SUNNOVA ENERGY INTERNATIONAL INC. AND CONSOLIDATED SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(in thousands)

As of April 8, 2019
Assets
Current assets:
Cash	$2

Total current assets	2

Total assets	$2

Liabilities and Stockholder’s Equity
Total liabilities	$—
Stockholder’s equity:
Common stock, 100,000 shares issued at $0.01 par value	1
Additional paid-in capital	1

Total stockholder’s equity	2

Total liabilities and stockholder’s equity	$2

See accompanying notes to the consolidated financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

(1) Description of Business

Sunnova Energy International Inc. (SEI) and its consolidated subsidiary (collectively, the Company) were formed as Delaware corporations on April 1, 2019 by Sunnova Energy Corporation (Sunnova), who is the only stockholder of SEI, to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware including, but not limited to, actions to own, manage, acquire and invest in solar power generation assets. On April 8, 2019, Sunnova contributed cash of $2,000 as a capital contribution to SEI. SEI is authorized to issue 100,000 shares of common stock with a par value of $0.01 per share. There have been no other transactions involving SEI as of April 8, 2019.

Basis of Presentation

The accompanying consolidated balance sheet includes the accounts of SEI and its consolidated subsidiary and has been prepared in accordance with accounting principles generally accepted in the United States. Separate statements of operations, cash flows, stockholder’s equity and comprehensive income (loss) have not been presented because the Company has not had any operations to date. All intercompany accounts and transactions have been eliminated in consolidation.

(2) Subsequent Events

The Company has evaluated subsequent events through April 9, 2019, the date at which the consolidated financial statement was available to be issued, and determined no such events require recognition or disclosure.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts and share par values)

	As of March 31, 2019	As of December 31, 2018
Assets
Current assets:
Cash	$43,858	$52,706
Accounts receivable—trade, net	7,363	6,312
Accounts receivable—other	3,153	3,721
Other current assets	31,580	26,794

Total current assets	85,954	89,533
Property and equipment, net	1,399,299	1,328,457
Customer notes receivable, net	197,780	172,031
Other assets	86,430	75,064

Total assets(1)	$1,769,463	$1,665,085

Liabilities, Redeemable Noncontrolling Interests and Stockholders’ Equity
Current liabilities:
Accounts payable	$34,904	$20,075
Accrued expenses	12,495	18,650
Current portion of long-term debt	34,475	26,965
Current portion of long-term debt—affiliates	15,000	15,000
Current portion of long-term debt—paid-in-kind—affiliates	1,995	1,500
Other current liabilities	11,206	13,213

Total current liabilities	110,075	95,403
Long-term debt, net	971,552	872,249
Long-term debt, net—affiliates	39,978	39,962
Long-term debt—paid-in-kind, net—affiliates	4,882	4,219
Other long-term liabilities	75,645	66,453

Total liabilities(1)	1,202,132	1,078,286

Commitments and contingencies (note 14)

Redeemable noncontrolling interests	94,016	85,680

Stockholders’ equity:
Series A convertible preferred stock, 104,819,659 and 104,851,119 shares issued as of March 31, 2019 and December 31, 2018, respectively, at $0.01 par value	1,048	1,049
Series C convertible preferred stock 30,344,827 shares issued as of March 31, 2019 and December 31, 2018 at $0.01 par value	303	303
Series A common stock, 20,093,529 shares issued as of March 31, 2019 and December 31, 2018 at $0.01 par value	201	201
Series B common stock, 55,695 and 50,695 shares issued as of March 31, 2019 and December 31, 2018, respectively, at $0.01 par value	1	1
Additional paid-in capital—convertible preferred stock	700,864	700,553
Additional paid-in capital—common stock	85,609	85,324
Accumulated deficit	(314,711)	(286,312)

Total stockholders’ equity	473,315	501,119

Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$1,769,463	$1,665,085

(1)

The consolidated assets as of March 31, 2019 and December 31, 2018 include $452,424 and $411,325, respectively, of assets of variable interest entities (VIEs) that can only be used to settle obligations of the VIEs. These assets include cash of $4,169 and $3,674 as of March 31, 2019 and December 31, 2018, respectively; accounts receivable—trade, net of $1,105 and $884 as of March 31, 2019 and December 31, 2018, respectively; accounts receivable—other of $0 and $109 as of March 31, 2019 and December 31, 2018, respectively; other current assets of $21 and $4,821 as of March 31, 2019 and December 31, 2018, respectively; property and equipment, net of $443,031 and $398,693 as of March 31, 2019 and December 31, 2018, respectively; and other assets of $4,098 and $3,144 as of March 31, 2019 and December 31, 2018, respectively. The consolidated liabilities as of March 31, 2019 and December 31, 2018 include $7,561 and $9,260, respectively, of liabilities of VIEs whose creditors have no recourse to Sunnova Energy Corporation. These liabilities include accounts payable of $1,654 and $4,278 as of March 31, 2019 and December 31, 2018, respectively; accrued expenses of $53 and $14 as of March 31, 2019 and December 31, 2018, respectively; other current liabilities of $454 and $296 as of March 31, 2019 and December 31, 2018, respectively; and other long-term liabilities of $5,400 and $4,672 as of March 31, 2019 and December 31, 2018, respectively.

See accompanying notes to unaudited condensed consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2019	2018
Revenue	$26,715	$19,784
Operating expenses:
Cost of revenue—depreciation	9,653	7,845
Cost of revenue—other	652	412
Operations and maintenance	2,254	2,340
General and administrative	18,681	16,356
Other operating income	(18)	(16)

Total operating expenses, net	31,222	26,937

Operating loss	(4,507)	(7,153)
Interest expense, net	29,167	3,790
Interest expense, net—affiliates	1,822	2,493

Loss before income tax	(35,496)	(13,436)
Income tax	—	—

Net loss	(35,496)	(13,436)
Net income attributable to redeemable noncontrolling interests	3,018	774

Net loss attributable to stockholders	(38,514)	(14,210)
Dividends earned on Series A convertible preferred stock	(9,511)	(8,130)
Dividends earned on Series C convertible preferred stock	(2,692)	(49)
Deemed dividends on convertible preferred stock exchange	—	(19,332)

Net loss attributable to common stockholders—basic and diluted	$(50,717)	$(41,721)

Net loss per share attributable to common stockholders—basic and diluted	$(2.52)	$(2.07)
Weighted average common shares outstanding—basic and diluted	20,146,724	20,144,224

See accompanying notes to unaudited condensed consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,496)	$(13,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,012	8,964
Impairment and loss on disposals, net	364	704
Amortization of intangible assets	3	33
Amortization of deferred financing costs	6,324	2,570
Amortization of debt discount	472	242
Non-cash effect of equity-based compensation plans	281	726
Non-cash payment-in-kind interest on loan—affiliates	1,158	1,297
Unrealized (gain) loss on derivatives	7,032	(9,140)
Other non-cash items	997	1,566
Changes in components of operating assets and liabilities:
Accounts receivable	(1,167)	(1,154)
Dealer advances	—	(237)
Other current assets	(8,961)	(3,640)
Other assets	(3,979)	(1,546)
Accounts payable	6,771	(1,064)
Accrued expenses	(4,455)	(2,134)
Other current liabilities	(2,206)	(776)
Long-term debt—paid-in-kind—affiliates	—	(1,144)
Other long-term liabilities	(2,580)	(1,051)

Net cash used in operating activities	(24,430)	(19,220)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(68,902)	(60,977)
Payments for investments and customer notes receivable	(27,732)	(23,462)
Principal proceeds from customer notes receivable	3,757	1,526
State utility rebates	111	189
Other, net	86	(1,586)

Net cash used in investing activities	(92,680)	(84,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	227,930	45,967
Payments of long-term debt	(123,858)	(10,448)
Proceeds of long-term debt from affiliates	—	15,000
Payments of long-term debt to affiliates	—	(20,000)
Payments of deferred financing costs	(5,281)	(572)
Payments of debt discounts	(525)	—
Proceeds from issuance of convertible preferred stock, net	(2,253)	99,877
Contributions from redeemable noncontrolling interests	18,030	17,139
Distributions to redeemable noncontrolling interests	(3,652)	(339)
Payments of costs related to redeemable noncontrolling interests	(1,035)	(832)
Other, net	(5)	(1)

Net cash provided by financing activities	109,351	145,791

Net increase (decrease) in cash and restricted cash	(7,759)	42,261
Cash and restricted cash at beginning of period	87,046	81,778

Cash and restricted cash at end of period	79,287	124,039
Restricted cash included in other current assets	(430)	(293)
Restricted cash included in other assets	(34,999)	(23,720)

Cash at end of period	$43,858	$100,026

Non-cash investing and financing activities:
Change in accounts payable and accrued expenses related to purchases of property and equipment	$12,362	$(3,121)

Supplemental cash flow information:
Cash paid for interest	$17,333	$18,512
Cash paid for income taxes	$—	$—

See accompanying notes to unaudited condensed consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Redeemable Noncontrolling Interests	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series A Common Stock		Series B Common Stock		Series B Treasury Stock	Additional Paid-in Capital - Convertible Preferred Stock	Additional Paid-in Capital - Common Stock	Accumulated Deficit	Total Stockholders’ Equity

		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2017	$38,590	93,738,834	$937	10,693,501	$107	—	$—	20,093,529	$201	50,695	$1	$—	$530,355	$82,340	$(242,757)	$371,184
Net income (loss)	774	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,210)	(14,210)
Issuance of common stock, net	—	—	—	—	—	—	—	—	—	348	—	—	—	—	—	—
Issuance of convertible preferred stock, net	—	—	—	30,360	—	17,241,379	172	—	—	—	—	—	97,158	—	—	97,330
Non-cash exchange of Series B convertible preferred stock for Series A convertible preferred stock	—	11,112,285	112	(10,723,861)	(107)	—	—	—	—	—	—	—	(5)	—	—	—
Contributions from redeemable noncontrolling interests	17,139	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to redeemable noncontrolling interests	(339)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions payable to redeemable noncontrolling interests	(111)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs related to redeemable noncontrolling interests	(701)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in subsidiaries attributable to parent	(5,995)	—	—	—	—	—	—	—	—	—	—	—	—	—	5,995	5,995
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	726	—	726
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	(1)
Retirement of treasury stock	—	—	—	—	—	—	—	—	—	(348)	—	1	—	—	(1)	—
Other, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)	(2)

March 31, 2018	$49,357	104,851,119	$1,049	—	$—	17,241,379	$172	20,093,529	$201	50,695	$1	$—	$627,508	$83,065	$(250,974)	$461,022

December 31, 2018	$85,680	104,851,119	$1,049	—	$—	30,344,827	$303	20,093,529	$201	50,695	$1	$—	$700,553	$85,324	$(286,312)	$501,119
Net income (loss)	3,018	—	—	—	—	—	—	—	—	—	—	—	—	—	(38,514)	(38,514)
Issuance of common stock	—	—	—	—	—	—	—	—	—	5,000	—	—	—	4	—	4
Repurchase of convertible preferred stock	—	(31,460)	(1)	—	—	—	—	—	—	—	—	—	(182)	—	(8)	(191)
Contributions from redeemable noncontrolling interests	18,030	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to redeemable noncontrolling interests	(3,652)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs related to redeemable noncontrolling interests	(1,562)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in subsidiaries attributable to parent	(10,125)	—	—	—	—	—	—	—	—	—	—	—	—	—	10,125	10,125
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	281	—	281
Other, net	2,627	—	—	—	—	—	—	—	—	—	—	—	493	—	(2)	491

March 31, 2019	$94,016	104,819,659	$1,048	—	$—	30,344,827	$303	20,093,529	$201	55,695	$1	$—	$700,864	$85,609	$(314,711)	$473,315

See accompanying notes to unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Basis of Presentation

Sunnova Energy Corporation (Sunnova) is a leading residential solar and battery storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Sunnova’s goal is to be a leading provider of clean, affordable and reliable energy for consumers, and Sunnova operates with a simple mission: to power energy independence. Sunnova was founded to deliver customers a better energy service at a better price, and through solar and solar plus energy storage service offerings Sunnova is disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

Sunnova has a differentiated residential solar dealer model in which Sunnova works hand-in-hand with local dealers who originate, design and install customers’ solar energy and energy storage systems on Sunnova’s behalf. The unique focus on this dealer model enables Sunnova to leverage the dealers’ specialized knowledge, connections and experience in local markets to drive customer origination while providing the dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to peer companies, furthering Sunnova’s competitive advantage.

Sunnova provides its services through long-term residential solar service agreements with a diversified pool of high credit quality customers. Its solar service agreements typically are structured as either a legal-form lease (referred to as a “lease”) of a solar energy system to the customer, the sale of the solar energy system’s output to the customer under a power purchase agreement or the purchase of a solar energy system with financing provided by Sunnova. The initial term of Sunnova’s solar service agreements is typically 25 years, during which time Sunnova provides or arranges for ongoing services to customers, including monitoring, maintenance, and warranty services. Customer payments and rates can be fixed for the duration of the solar service agreement or escalated at a pre-determined percentage annually. Sunnova also receives tax benefits and other incentives from solar power purchase agreements and leases, a portion of which it finances through tax equity, non-recourse debt structures and hedging arrangements in order to fund its upfront costs, overhead and growth investments.

The accompanying unaudited condensed consolidated financial statements include the accounts of Sunnova and the following wholly-owned subsidiaries of Sunnova: Sunnova Asset Portfolio 4, LLC (AP4), Sunnova Protect Holdings, LLC, Sunnova Intermediate Holdings, LLC (ITRH), Sunnova Asset Portfolio 5 Holdings, LLC (AP5H), Sunnova Asset Portfolio 6 Holdings, LLC (AP6H), Sunnova Asset Portfolio 7 Holdings, LLC (AP7H), Sunnova TEP I Developer, LLC (TEPID), Sunnova TEP II Developer, LLC (TEPIID), Sunnova ABS Holdings, LLC, Sunnova RAYS I Holdings, LLC (RAYSI), Sunnova Energy Puerto Rico, LLC, Sunnova Energy Yield GP LLC, nine management entities and the respective subsidiaries of each of the foregoing (all companies together with Sunnova are collectively, the Company).

Basis of Presentation

The unaudited condensed consolidated financial statements include the consolidated balance sheets, statements of operations, statements of stockholders’ equity and statements of cash flows of the Company and have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) from records maintained by the Company. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. As such, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s 2018 audited annual consolidated financial statements and accompanying notes included elsewhere in the prospectus. The unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary, in management’s opinion, to state fairly the Company’s financial position and results of operations for the reported periods. Amounts reported for interim periods may not be indicative of a

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

full year period because of seasonal fluctuations in demand for power, timing of maintenance and other expenditures, changes in interest expense and other factors.

The unaudited condensed consolidated financial statements reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation, the Company consolidates any VIE of which it is the primary beneficiary. The Company forms VIEs with its investors in the ordinary course of business to facilitate the funding and monetization of certain attributes associated with its solar energy systems. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has (a) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has considered the provisions within the contractual arrangements that grant it power to manage and make decisions that affect the operation of its VIEs, including determining the solar energy systems contributed to the VIEs, and the installation, operation and maintenance of the solar energy systems. The Company considers the rights granted to the other investors under the contractual arrangements to be more protective in nature rather than participating rights. As such, the Company has determined it is the primary beneficiary of its VIEs and evaluates its relationships with its VIEs on an ongoing basis to ensure it continues to be the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

(2) Significant Accounting Policies

Included below are updates to the Company’s significant accounting policies disclosed in the 2018 audited annual consolidated financial statements.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. The Company regularly makes significant estimates and assumptions including, but not limited to, (a) the collectability of accounts receivable from customers and dealers, (b) the valuation of inventory, (c) the analysis of revenue recognition for solar power purchase agreements and leases, (d) the assumptions for determining the performance guarantee obligations, (e) the collectability of Easy Own notes receivable, (f) the allocation of consideration paid in connection with accounting for business combinations, (g) the useful lives of solar energy systems and other property and equipment and the capitalization methodology of the indirect costs on those assets, (h) the valuation of the assumptions regarding asset retirement obligations (AROs), (i) the assumptions and estimates utilized in determining any warranty obligations, (j) the determination of valuation allowances associated with deferred tax assets, (k) the assessment of asset impairments, (l) the assumptions and estimates utilized in determining the fair value of derivative instruments, (m) the assumptions and estimates utilized in determining equity-based compensation expense, (n) the redemption value of redeemable noncontrolling interests and (o) the discount rate used for operating and finance leases. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts Receivable—Trade. Accounts receivable—trade primarily represents trade receivables from residential customers under solar power purchase agreements and leases that are generally collected in the subsequent month and recorded at net realizable value. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable. The Company reviews its accounts receivable by aging category to identify customers with known disputes or collection issues. The Company writes off accounts receivable when they are deemed uncollectible. The following table presents the changes in the allowance for doubtful accounts recorded against accounts receivable—trade, net in the unaudited condensed consolidated balance sheets:

	As of March 31,
	2019	2018
	(in thousands)
Balance at beginning of period	$723	$427
Bad debt expense	292	215
Write off of uncollectible accounts	(301)	(203)
Recoveries	27	12

Balance at end of period	$741	$451

Inventory

Inventory primarily represents photovoltaic (PV) modules, meters and batteries purchased and held for use as original parts on new solar energy systems or replacement parts on existing solar energy systems. Inventory is recorded in other current assets in the consolidated balance sheets at the lower of cost and net realizable value. Meters and batteries are removed from inventory using the weighted-average method and (a) expensed to operations and maintenance expense when installed as a replacement part for a solar energy system or (b) capitalized to property and equipment when installed as an original part on a solar energy system. The Company evaluates its inventory reserves and writes down the estimated value of excess and obsolete inventory based upon assumptions about future demand and market conditions. The following table presents the detail of inventory as recorded in other current assets in the unaudited condensed consolidated balance sheets:

	As of March 31, 2019	As of December 31, 2018
	(in thousands)
Batteries and components	$15,358	$8,394
Modules and inverters	188	433
Meters	241	360

Total	$15,787	$9,187

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or a liability. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

•	Level 1—Observable inputs that reflect unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•

Level 2—Observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy must be determined based on the lowest level input that is significant to the fair value measurement. An assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability. The Company’s financial instruments include accounts receivable, notes receivable, accounts payable, accrued expenses, long-term debt and interest rate swaps and swaptions. The carrying values of accounts receivable, accounts payable and accrued expenses approximate the fair values due to the fact that they are short-term in nature (Level 1). The Company estimates the fair value of its Easy Own notes receivable based on interest rates currently offered under the Easy Own program with similar maturities and terms (Level 3). The Company estimates the fair value of its fixed-rate long-term debt based on interest rates currently offered for debt with similar maturities and terms (Level 3). The fair values of the interest rate derivative transactions are determined based on a discounted cash flow method using contractual terms of the transactions. The floating interest rate is based on observable rates consistent with the frequency of the interest cash flows (Level 2). See notes 6, 7 and 8.

Derivative Instruments

The Company’s derivative instruments consist of interest rate swaps and swaptions that are not designated as cash flow hedges or fair value hedges under accounting guidance. The Company uses interest rate swaps and swaptions to manage its net exposure to interest rate changes. The derivatives are recorded in other assets and other long-term liabilities in the consolidated balance sheets and the changes in fair value are recorded in interest expense, net in the consolidated statements of operations. Unrealized gains and losses on derivatives are included as a non-cash reconciling item in operating activities in the consolidated statements of cash flows. Realized gains and losses on derivatives are included as a change in components of operating assets and liabilities in operating activities in the consolidated statements of cash flows. See note 8.

Revenue

The following table presents the detail of revenue as recorded in the unaudited condensed consolidated statements of operations:

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Revenue under power purchase agreements	$9,612	$7,288
Revenue under solar leases	9,638	7,237
Solar renewable energy certificate revenue	6,592	4,964
Easy Own program revenue	371	178
Other revenue	502	117

Total	$26,715	$19,784

The Company recognizes revenue from contracts with customers as its performance obligations are satisfied at a transaction price reflecting an amount of consideration based upon an estimated rate of return. This

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

rate of return is expressed as the solar rate per kWh in the customer contract. The amount of revenue recognized does not equal customer cash payments because performance obligations are satisfied ahead of cash receipt or evenly as the Company provides continuous access on a stand-ready basis to the solar energy system. The differences between revenue recognition and cash payments received are reflected in accounts receivable, other assets or deferred revenue, as appropriate. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized and includes deferred revenue as well as amounts that will be invoiced and recognized as revenue in future periods. Contracted but not yet recognized revenue was approximately $987.3 million as of March 31, 2019, of which the Company expects to recognize approximately 4% over the next 12 months. The annual recognition is not expected to vary significantly over approximately the next 20 years as the vast majority of existing solar service agreements have at least 20 years remaining, given the average age of the Company’s fleet of solar energy systems under contract is less than three years.

Power Purchase Agreements. Customers purchase electricity from the Company under power purchase agreements. Pursuant to ASC 606, revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at solar rates specified under the agreements. All customers must pass the Company’s credit evaluation process. The power purchase agreements generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

Solar Leases. The Company is the lessor under lease agreements for solar energy systems, which do not meet the definition of a lease under ASC 842 and are accounted for as contracts with customers under ASC 606. The Company recognizes revenue on a straight-line basis over the contract term as it satisfies its obligation to provide continuous access to the solar energy system. All customers must pass the Company’s credit evaluation process. The lease agreements generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

The Company has provided customers under its solar leases a performance guarantee that each solar energy system will achieve a certain specified minimum solar energy production output, which is a significant proportion of its expected output. The specified minimum solar energy production output may not be achieved due to natural fluctuations in the weather and equipment failures from exposure and wear and tear outside of the Company’s control, among other factors. The amount of the guarantee is determined based on a number of different factors, including: (a) the specific site information relating to the tilt of the panels, azimuth (a horizontal angle measured clockwise in degrees from a reference direction) of the panels, size of the system, and shading on site; (b) the calculated amount of available irradiance (amount of energy for a given flat surface facing a specific direction) based on historical average weather data and (c) the calculated amount of energy output of the solar energy system. While actual irradiance levels can significantly change year over year due to natural fluctuations in the weather, the Company expects the levels to average out over the term of a 25-year solar lease and to approximate the levels used in determining the amount of the performance guarantee. Generally, weather fluctuations are the most likely reason a solar energy system may not achieve a certain specified minimum solar energy production output.

If the solar energy system does not produce the guaranteed production amount, the Company may be required to refund a portion of the previously remitted customer payments, where the repayment is calculated as the product of (a) the shortfall production amount and (b) the dollar amount (guaranteed rate) per kWh that is fixed throughout the term of the contract. These remittances of a customer’s payments, if needed, are payable in January following the end of the first three years of the solar energy system’s placed in service date and then every annual period thereafter (see note 14).

Solar Renewable Energy Certificates. Each solar renewable energy certificate (SREC) represents one MWh (1,000 kWh) generated by a solar energy system. SRECs can be sold with or without the actual electricity associated with the renewable-based generation source. SRECs generated from solar energy systems owned by

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the Company are accounted for as governmental incentives with no costs incurred to obtain them and are not considered output of the underlying solar energy systems. The Company classifies these SRECs as inventory held until sold and delivered to third parties. As the Company did not incur costs to obtain these governmental incentives, the inventory carrying value for the SRECs was $0 as of March 31, 2019 and December 31, 2018. The Company enters into economic hedges related to expected production of SRECs through forward contracts. The contracts require the Company to physically deliver the SRECs upon settlement. The Company recognizes the related revenue under ASC 606 upon satisfaction of the performance obligation to transfer the SRECs to the stated counterparty. Payments are typically received within one month of transferring the SREC to the customer. The costs related to the sales of SRECs are limited to broker fees (included in cost of revenue—other), which are only paid in connection with certain transactions.

Easy Own Program. See discussion of Easy Own revenue in the “Easy Own Program” section below.

Easy Own Program

The Company offers an Easy Own program, under which the customer finances the purchase of a solar energy system through a solar service agreement, typically for a term of 25 years. The Company recognizes cash payments received from customers on a monthly basis under the Easy Own program (a) as revenue under ASC 606, to the extent attributable to payments for operations and maintenance services provided by the Company, which are recognized as a stand-ready obligation on a straight-line basis over the term of the contract; (b) as interest income, to the extent attributable to earned interest on the contract; and (c) as a reduction of a note receivable included in current and long-term assets, to the extent attributable to a return of principal on the contract.

To qualify for the Easy Own program, a customer must pass the Company’s credit evaluation process, which requires the customer to have a minimum FICO score of 650 to 695 depending on certain circumstances, and the loans are secured by the solar energy systems financed. In determining the allowance for uncollectible notes receivable, the Company identifies customers with known disputes or collection issues and considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off customer notes receivable when they are deemed uncollectible. In addition, there were no customer notes receivable not accruing interest and an insignificant amount of past due customer notes receivable as of March 31, 2019 and December 31, 2018. See note 6.

The following table presents the changes in the allowance for losses recorded against customer notes receivable in the unaudited condensed consolidated balance sheets:

	As of March 31,
	2019	2018
	(in thousands)
Balance at beginning of period	$710	$602
Bad debt expense	111	122
Write off of uncollectible accounts	(39)	—
Other, net	(24)	—

Balance at end of period	$758	$724

Deferred Revenue

Deferred revenue consists of amounts for which the criteria for revenue recognition have not yet been met and includes (a) down payments and partial or full prepayments from customers, (b) differences due to the timing of energy production versus billing for certain types of power purchase agreements and (c) payments for

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

unfulfilled performance obligations from the Easy Own program which will be recognized over the remaining term of the respective solar service agreements. The following table presents the detail of deferred revenue as recorded in other current liabilities and other long-term liabilities in the unaudited condensed consolidated balance sheets:

	As of March 31, 2019	As of December 31, 2018
	(in thousands)
Easy Own program	$30,837	$27,793
Solar power purchase agreements and leases	7,108	6,255

Total(1)	$37,945	$34,048

(1)	Of this amount, $2.0 million and $1.6 million is recorded in other current liabilities as of March 31, 2019 and December 31, 2018, respectively.

New Accounting Guidance

New accounting pronouncements are issued by the FASB or other standard setting bodies and are adopted by the Company as of the specified effective date.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses, which will require entities to use a forward-looking expected loss approach instead of the incurred loss approach in effect today when estimating the allowance for credit losses. This ASU is effective for annual and interim reporting periods in 2020 for U.S. Securities and Exchange Commission filers and 2021 for all other public entities. In 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to amend the effective date of ASU 2016-13 for annual reporting periods for nonpublic entities, which is now effective for annual and interim reporting periods in 2022 for nonpublic entities. This ASU must be adopted simultaneously with ASU 2016-13. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This ASU is effective for annual and interim reporting periods in 2020 for public and nonpublic entities. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which requires certain implementation costs to be capitalized. This ASU is effective for annual and interim reporting periods in 2020 for public entities. This ASU is effective for annual reporting periods in 2021 and interim reporting periods in 2022 for nonpublic entities. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to clarify and address implementation issues around the new standards related to credit losses, hedging and recognizing and measuring financial instruments. Amendments in this ASU related to credit losses and hedging have the same effective dates as the respective standards unless an entity has already adopted the standards, in which case the amendments are effective for annual and interim reporting periods in 2020. Amendments in this ASU related to recognizing and measuring financial instruments are effective for annual and interim reporting

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

periods in 2020 for public entities and nonpublic entities. The Company has not yet determined the potential impact of this ASU on its financial statements and related disclosures.

(3) Property and Equipment

The following table presents the detail of property and equipment, net as recorded in the unaudited condensed consolidated balance sheets:

	Useful Lives	As of March 31, 2019	As of December 31, 2018
	(in years)	(in thousands)
Solar energy systems	35	$1,373,925	$1,311,458
Construction in progress		94,743	77,847
Asset retirement obligations	30	18,160	17,381
Information technology systems	3	18,618	17,380
Computers and equipment	3-5	1,337	1,251
Leasehold improvements	3-6	883	883
Furniture and fixtures	7	735	735
Vehicles	4	807	548
Other	5	92	52

Property and equipment, gross		1,509,300	1,427,535
Less: accumulated depreciation		(110,001)	(99,078)

Property and equipment, net		$1,399,299	$1,328,457

Solar Energy Systems. The amounts included in the above table for solar energy systems and substantially all of the construction in progress relate to the Company’s customer contracts (including solar power purchase agreements and leases). These assets had accumulated depreciation of $97.2 million and $87.6 million as of March 31, 2019 and December 31, 2018, respectively.

(4) Detail of Certain Balance Sheet Captions

The following table presents the detail of other current assets as recorded in the unaudited condensed consolidated balance sheets:

	As of March 31, 2019	As of December 31, 2018
	(in thousands)
Inventory	$15,787	$9,187
Current portion of notes receivable—Easy Own program	8,827	7,601
Prepaid assets	4,559	2,739
Current portion of notes receivable—other	1,500	1,522
Deferred receivables	477	555
Restricted cash	430	5,190

Total	$31,580	$26,794

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the detail of other current liabilities as recorded in the unaudited condensed consolidated balance sheets:

	As of March 31, 2019	As of December 31, 2018
	(in thousands)
Interest payable	$5,063	$8,150
Current portion of performance guarantee obligations	3,058	2,580
Deferred revenue	2,045	1,593
Current portion of lease liability	1,032	871
Other	8	19

Total	$11,206	$13,213

(5) Asset Retirement Obligations

AROs consist primarily of costs to remove solar energy system assets and costs to restore the solar energy system sites to the original condition, which are estimated based on current market rates. The following table presents the changes in AROs as recorded in other long-term liabilities in the unaudited condensed consolidated balance sheets:

	As of March 31,
	2019	2018
	(in thousands)
Balance at beginning of period	$20,033	$15,347
Additional obligations incurred	786	1,089
Accretion expense	313	211
Other	(9)	(6)

Balance at end of period	$21,123	$16,641

(6) Notes Receivable

The Company offers an Easy Own program, under which the customer finances the purchase of a solar energy system through a solar service agreement, typically for a term of 25 years. As of March 31, 2019, the Company recorded $206.6 million of notes receivable under the Easy Own program, of which $8.8 million is included in other current assets and $197.8 million is included in customer notes receivable, net in the unaudited condensed consolidated balance sheet. As of December 31, 2018, the Company recorded $179.6 million of notes receivable under the Easy Own program, of which $7.6 million is included in other current assets and $172.0 million is included in customer notes receivable, net in the unaudited condensed consolidated balance sheet. As of March 31, 2019 and December 31, 2018, the Company invested $19.2 million and $20.4 million, respectively, in Easy Own systems not yet placed in service, which is included in other assets in the unaudited condensed consolidated balance sheets. The fair values of the Company’s notes receivable and the corresponding carrying amounts are as follows:

	As of March 31, 2019		As of December 31, 2018
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
Easy Own notes receivable	$206,607	$206,493	$179,632	$179,990

Interest income from customer notes receivable is recorded in interest expense, net in the consolidated statements of operations. For the three months ended March 31, 2019 and 2018, interest income was $2.3 million and $1.1 million, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(7) Long-Term Debt

The following table presents the detail of long-term debt, net, long-term debt, net—affiliates and long-term debt—paid-in-kind, net—affiliates as recorded in the unaudited condensed consolidated balance sheets:

	Three Months Ended March 31, 2019 Weighted Average Effective Interest Rates	As of March 31, 2019		Year Ended December 31, 2018 Weighted Average Effective Interest Rates	As of December 31, 2018
		Long-term	Current		Long-term	Current
	(in thousands, except interest rates)
Sunnova
Senior secured notes	6.71%	$40,000	$—	14.89%	$40,000	$—
Convertible notes	13.20%	—	15,000	12.20%	—	15,000
Paid-in-kind		4,882	1,995		4,219	1,500
Deferred financing costs, net		(22)	—		(38)	—
AP4
Secured term loan	6.02%	100,281	3,014	5.25%	101,026	3,036
Debt discount, net		(169)	—		(202)	—
Deferred financing costs, net		(351)	—		(418)	—
AP6WII
Warehouse credit facility	9.57%	71,083	—	8.47%	54,603	—
Deferred financing costs, net		(318)	—		(309)	—
HELI
Solar asset-backed notes	6.67%	217,921	9,745	6.47%	224,835	10,522
Debt discount, net		(3,851)	—		(4,124)	—
Deferred financing costs, net		(6,777)	—		(7,217)	—
LAPH
Secured term loan	5.02%	42,520	1,313	8.36%	43,167	1,038
Debt discount, net		(506)	—		(552)	—
Deferred financing costs, net		(450)	—		(482)	—
EZOP
Warehouse credit facility	7.78%	99,000	—	9.68%	58,200	—
Debt discount, net		(2,796)	—		—	—
TEPIH
Secured term loan	25.17%	—	—	6.55%	107,239	3,356
Debt discount, net		—	—		(62)	—
Deferred financing costs, net		—	—		(4,892)	—
TEPIIH
Warehouse credit facility	7.50%	97,659	—	8.41%	57,552	—
Debt discount, net		(2,178)	—		(1,710)	—
Deferred financing costs, net		—	—		(1,612)	—
HELII
Solar asset-backed notes	5.67%	246,173	13,312	5.60%	253,687	9,013
Debt discount, net		(54)	—		(55)	—
Deferred financing costs, net		(6,492)	—		(6,425)	—
RAYSI
Solar asset-backed notes	5.33%	126,009	7,091		—	—
Debt discount, net		(975)	—		—	—
Deferred financing costs, net		(4,177)	—		—	—

Total		$1,016,412	$51,470		$916,430	$43,465

Availability as of March 31, 2019. As of March 31, 2019, the Company had $257.3 million of borrowing capacity under its various financing arrangements, consisting of $103.9 million under the AP6WII warehouse credit facility, $101.0 million under the EZOP warehouse credit facility and $52.4 million under the

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TEPIIH warehouse credit facility. There is no borrowing capacity available under any of the Company’s other financing arrangements.

Weighted Average Effective Interest Rates. The weighted average effective interest rates disclosed in the table above are the weighted average stated interest rates for each debt instrument plus the effect on interest expense for other items classified as interest expense, such as the amortization of deferred financing costs, amortization of debt discounts and commitment fees on unused balances.

Sunnova Senior Secured Notes. In January 2019, the terms of the Sunnova senior secured notes were amended to, among other things, extend the maturity date from January 2019 to July 2019.

Sunnova Convertible Note. In January 2019, the 2018 Note was amended to, among other things, extend the maturity date from the earlier of (a) the repayment of the Sunnova senior secured notes or (b) May 2019 to the earlier of (a) the repayment of the Sunnova senior secured notes or (b) December 2019.

AP4 Debt. As of March 31, 2019, AP4 was not in compliance with the debt covenant regarding the ratio of consolidated EBITDA to debt service, which is an event of default. In April 2019, AP4 exercised its right to an equity cure which allowed Sunnova to contribute approximately $106,000 to AP4 and allowed AP4 to add such amount to consolidated EBITDA for purposes of recalculating the ratio as of March 31, 2019. Subsequent to the equity cure, AP4 is in compliance with the debt covenants under the AP4 financing agreement.

EZOP Debt and Securitization. In March 2019, the EZOP warehouse credit facility was amended to, among other things, extend the maturity date from April 2019 to November 2022 and increase the aggregate committed amount to $200.0 million.

TEPIH Debt. In March 2019, the aggregate outstanding principal amount under the TEPIH loan agreement was fully repaid and the TEPIH loan agreement was terminated.

TEPIIH Debt. In March 2019, the TEPIIH warehouse credit facility was amended to, among other things, extend the maturity date from August 2022 to November 2022, increase the aggregate committed amount to $150.0 million and increase the maximum commitment amount to $250.0 million.

Sunnova RAYS I Issuer, LLC Debt and Securitization. In March 2019, the Company pooled and transferred eligible solar energy systems and the related asset receivables into Sunnova RAYS I Issuer, LLC (RAYSI), a special purpose entity, that issued $118.1 million in aggregate principal amount of Series 2019-1 Class A solar asset-backed notes with a maturity date of April 2044 and $15.0 million in aggregate principal amount of Series 2019-1 Class B solar asset-backed notes with a maturity date of April 2034 (collectively, the RAYSI Notes). The RAYSI Notes were issued with no discount for Class A and at a discount of 6.50% for Class B and bear interest at an annual rate equal to 4.95% and 6.35%, respectively. The cash flows generated by these solar energy systems are used to service the semi-annual principal and interest payments on the RAYSI Notes and satisfy RAYSI’s expenses, and any remaining cash can be distributed to Sunnova RAYS Depositor II, LLC, RAYSI’s sole member. In connection with the RAYSI Notes, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management, servicing, facility administration and asset management agreements. In addition, Sunnova has guaranteed, among other things, (a) the obligations of certain Sunnova subsidiaries to manage and service the solar energy systems pursuant to management, servicing, facility administration and asset management agreements, (b) the managing member’s obligations, in such capacity, under the related financing fund’s limited liability company agreement and (c) certain Sunnova subsidiaries’ obligations to repurchase or substitute certain ineligible solar energy systems eventually sold to RAYSI pursuant to the related sale and contribution agreement. RAYSI is also required to maintain a liquidity reserve account, a supplemental reserve account for inverter replacement and financing fund purchase option

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

exercises, a storage system reserve account and a cash trap reserve account for the benefit of the lenders under the RAYSI Notes, each of which must remain funded at all times to the levels specified in the RAYSI Notes. The creditors of RAYSI have no recourse to Sunnova’s other assets except as expressly set forth in the RAYSI Notes.

The terms of the RAYSI Notes contain certain events of default, including failure to comply with the terms of the transaction documents, failure of certain representations and warranties in the transaction documents to be incorrect in any material respect, subject to certain notice and cure periods, or Sunnova’s failure to maintain ownership of RAYSI and related depositor, managing member and financing fund. If an event of default occurs, RAYSI noteholders will be entitled to take various actions, including the acceleration of amounts due under the aggregation credit facility and foreclosure on the interests of the managing member and the financings fund that have been pledged to the indenture trustee. In addition to these events of default, the RAYSI Notes are subject to unscheduled prepayment events, including (a) a debt service coverage ratio falling or remaining below certain levels, (b) the failure to maintain insurance, (c) the failure to repay the RAYSI Notes in full prior to the applicable anticipated repayment date or (d) the occurrence of an event of default. The occurrence of an unscheduled prepayment event or an event of default could result in the more rapid repayment of the RAYSI Notes and the occurrence of an event of default could, in certain instances, result in the liquidation of the collateral securing the RAYSI Notes.

Fair Values of Long-Term Debt. The fair values of the Company’s long-term debt and the corresponding carrying amounts are as follows:

	As of March 31, 2019		As of December 31, 2018
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
Sunnova senior secured and convertible notes	$61,877	$61,618	$60,719	$60,223
AP4 secured term loan	103,295	103,295	104,062	104,062
AP6WII warehouse credit facility	71,083	71,083	54,603	54,603
HELI solar asset-backed notes	227,666	224,824	235,357	229,766
LAPH secured term loan	43,833	43,833	44,205	44,205
EZOP warehouse credit facility	99,000	99,000	58,200	58,200
TEPIH secured term loan	—	—	110,595	110,595
TEPIIH warehouse credit facility	97,659	97,659	57,552	57,552
HELII solar asset-backed notes	259,485	277,562	262,700	274,857
RAYSI solar asset-backed notes	133,100	132,895	—	—

Total(1)	$1,096,998	$1,111,769	$987,993	$994,063

(1)	Amounts exclude the net deferred financing costs and net debt discounts of $29.1 million and $28.1 million as of March 31, 2019 and December 31, 2018, respectively.

For the AP4, AP6WII, LAPH, EZOP, TEPIH and TEPIIH debt, the estimated fair values as of March 31, 2019 and December 31, 2018 approximate the carrying amounts due primarily to the variable nature of the interest rates of the underlying instruments. For the Sunnova, HELI, HELII and RAYSI debt, the estimated fair values as of March 31, 2019 and December 31, 2018 were determined based on a yield analysis of similar type debt.

(8) Derivative Instruments

Interest Rate Swaps on TEPIH Debt. In March 2019, the aggregate outstanding principal amount under the TEPIH loan agreement was fully repaid and all TEPIH swaps were settled.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a summary of the outstanding derivative instruments:

	As of March 31, 2019		As of December 31, 2018
	Fixed Interest Rate	Aggregate Notional Amount	Fixed Interest Rate	Aggregate Notional Amount
	(in thousands, except interest rates)
AP4	2.338%	$102,131	2.338%	$102,921
AP6WII	2.726% - 3.254%	84,149	2.402% - 3.254%	72,025
LAPH	3.409%	43,901	3.409%	44,205
EZOP	2.615%	93,264	1.900% - 3.014%	55,290
TEPIH	— %	—	2.350% - 3.104%	99,536
TEPIIH	2.727% - 3.383%	69,554	2.995% - 3.383%	54,675

Total		$392,999		$428,652

The following table presents the fair value of the interest rate swaps as recorded in the unaudited condensed consolidated balance sheets:

	As of March 31, 2019	As of December 31, 2018
	(in thousands)
Other assets	$1	$270
Other long-term liabilities	(14,925)	(8,161)

Total, net	$(14,924)	$(7,891)

The Company did not designate the interest rate swaps and swaptions as hedging instruments for accounting purposes. As a result, changes in fair value are recognized immediately in interest expense, net. The following table presents the impact of the interest rate swaps and swaptions as recorded in the unaudited condensed consolidated statements of operations:

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Realized (gain) loss	$3,584	$(325)
Unrealized (gain) loss	7,032	(9,140)

Total	$10,616	$(9,465)

(9) Income Taxes

The effective income tax rate is 0% for the three months ended March 31, 2019 and 2018. Total income tax differs from the amounts computed by applying the statutory income tax rate to loss before income tax primarily as a result of the valuation allowance. The Company assessed whether it had any significant uncertain tax positions related to open examination or other Internal Revenue Service issues and determined there were none. Accordingly, no reserve for uncertain tax positions was recorded. Should a provision for any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company’s policy to accrue for such in its income tax accounts. There were no such accruals as of March 31, 2019 and December 31, 2018 and the Company does not expect a significant change in gross unrecognized tax benefits in the next twelve months. The Company’s tax years 2015 through 2018 remain subject to examination by the Internal Revenue Service and the states and territories in which it operates. However, due to the Company’s net losses and ITCs, the Company’s

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2012 to 2014 tax returns are potentially subject to examination adjustments to the extent of those net losses and ITC carryforwards.

(10) Related-Party Transactions

Sunnova Debt. As of March 31, 2019 and December 31, 2018, certain affiliates of the Company who have representatives on the Board are holders of the Sunnova senior secured notes and Sunnova convertible notes. The related transactions have been classified as such in the unaudited condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018 and in the unaudited condensed consolidated statements of operations and unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2019 and 2018.

(11) Redeemable Noncontrolling Interests

In January 2019, the Company admitted tax equity investors as the Class A members of Sunnova TEP III, LLC (TEPIII), a subsidiary of Sunnova TEP III Manager, LLC which is the Class B member of TEPIII. The Class A members made a total capital commitment of $50.0 million. The carrying values of the redeemable noncontrolling interests were equal to the redemption values as of March 31, 2019 and December 31, 2018.

(12) Equity-Based Compensation

Effective December 2013 and January 2015, the Company established and adopted two stock option plans (the Prior Plans) after approval by the Board. The termination date of the first plan is December 2023 and the termination date of the second plan is January 2025 (ten years from the effective dates). The persons eligible to receive options are employees and directors (“director” for the Prior Plans is defined as a member of the Board). In addition, under the Prior Plans the Company may grant shares of restricted stock to non-employee directors. Shares issuable upon the exercise of a stock option and issuance of restricted stock are shares of the Series B non-voting common stock. The Prior Plans provide the aggregate number of shares of common stock that may be issued pursuant to options and restricted stock shall not exceed 500,000 shares, which was the total number of Series B common stock authorized for issuance by the Company.

Effective March 2016, the Company established and adopted a new stock option plan (the 2016 Plan) after approval by the Board. No further awards may be made under the Prior Plans. The 2016 Plan allows for the issuance of non-qualified and incentive stock options. The persons eligible to receive options are employees, consultants and independent directors (“independent director” for the 2016 Plan is defined as a member of the Board who is not an employee of the Company or its subsidiaries). Incentive stock options may only be issued to employees of the Company. Shares issuable upon the exercise of a stock option are shares of the Series B non-voting common stock. The 2016 Plan provides the aggregate number of shares of Series B common stock that may be issued pursuant to options shall not exceed 14,062,354 shares.

The Company must recognize the fair value of employee equity-based compensation awards as compensation cost in the financial statements, beginning on the grant date. Compensation cost is based on the fair value of the awards the entity expects to vest, recognized over the service period, and adjusted for actual forfeitures that occur before vesting. During the three months ended March 31, 2019 and 2018, the Company recognized $281,000 and $726,000, respectively, of compensation expense relating to equity-based compensation awards.

The Prior Plans and the 2016 Plan will only allow for settlement of stock options by the issuance of shares of Series B common stock and the Company therefore classifies the stock options as equity awards. A third-party appraisal firm is used for valuation purposes as deemed necessary by the Company.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

The Company used the following assumptions to apply the Black-Scholes option-pricing model to options granted during the three months ended March 31, 2019:

Three Months Ended March 31, 2019
Expected dividend yield	0.00%
Risk-free interest rate	2.62%
Expected term (in years)	7.94
Volatility	81%

The expected volatility was calculated based on the average historical volatilities of publicly traded peer companies determined by the Company. The risk-free interest rate used was based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the stock options to be valued. The expected dividend yield is zero as the Company does not anticipate paying common stock dividends within the relevant time frame. The expected term has been estimated using the average of the contractual term and weighted average life of the options. The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Weighted Average Fair Value	Aggregate Intrinsic Value
					(in thousands)
Outstanding, December 31, 2018	11,218,172	$6.81	8.09		$129
Granted	220,000	$5.82	9.82	$1.33
Exercised	(5,000)	$0.79			$10
Forfeited	(1,273,025)	$6.88		$1.51

Outstanding, March 31, 2019	10,160,147	$6.79	7.85		$119

Exercisable, March 31, 2019	4,612,933	$6.79	7.08		$119

Vested and expected to vest, March 31, 2019	10,160,147	$6.79	7.85		$119

Non-vested, March 31, 2019	5,273,284			$1.52

The number of stock options that vested during the three months ended March 31, 2019 and 2018 was 1,199,188 and 1,160,562, respectively. The grant date fair value of stock options that vested during each of the three months ended March 31, 2019 and 2018 was $1.5 million and $1.4 million, respectively. As of March 31, 2019, there was $7.2 million of total unrecognized compensation expense related to stock options, which is expected to be recognized over the weighted average period of 1.7 years.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(13) Basic and Diluted Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share:

	Three Months Ended March 31,
	2019	2018
	(in thousands, except share and per share amounts)
Net loss attributable to stockholders	$(38,514)	$(14,210)
Dividends earned on Series A convertible preferred stock	(9,511)	(8,130)
Dividends earned on Series C convertible preferred stock	(2,692)	(49)
Deemed dividends on convertible preferred stock exchange	—	(19,332)

Net loss attributable to common stockholders—basic and diluted	$(50,717)	$(41,721)

Net loss per share attributable to common stockholders—basic and diluted	$(2.52)	$(2.07)
Weighted average common shares outstanding—basic and diluted	20,146,724	20,144,224

The following table presents the weighted average shares of common stock equivalents that were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Three Months Ended March 31,
	2019	2018
Stock option awards	10,431,062	8,026,049
Convertible preferred stock	137,989,250	105,673,673

(14) Commitments and Contingencies

Legal. The Company is a party to a number of lawsuits, claims and governmental proceedings which are ordinary, routine matters incidental to its business. In addition, in the ordinary course of business the Company periodically has disputes with dealers and customers. The outcomes of these matters are not expected to have, either individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.

Performance Guarantee Obligations. As of March 31, 2019, the Company recorded $4.0 million relating to its guarantee of certain specified minimum solar energy production output under its solar leases and Easy Own program, of which $3.1 million is included in other current liabilities and $1.0 million is included in other long-term liabilities in the unaudited condensed consolidated balance sheet. As of December 31, 2018, the Company recorded $6.0 million relating to these guarantees, of which $2.6 million is included in other current liabilities and $3.5 million is included in other long-term liabilities in the unaudited condensed consolidated balance sheet. The changes in the Company’s aggregate performance guarantee obligations are as follows:

	As of March 31,
	2019	2018
	(in thousands)
Balance at beginning of period	$6,044	$4,173
Accruals for obligations issued	527	720
Settlements made in cash	(2,545)	(977)

Balance at end of period	$4,026	$3,916

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Operating and Finance Leases. The Company leases real estate and certain office equipment under operating leases and certain other office equipment under finance leases. The following table presents the detail of lease expense:

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Operating lease expense	$300	$243
Finance lease amortization of right-of-use assets	2	—
Short-term lease expense	11	—
Variable lease expense	211	175
Sublease income	(18)	(16)

Total	$506	$402

Other information related to leases was as follows:

	Three Months Ended March 31,
	2019	2018
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$275	$213
Financing cash flows from finance leases	3	—
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	755	—
Finance leases	13	—

	Three Months Ended March 31,
	2019	2018
Weighted average remaining lease term (years):
Operating leases	3.24	4.07
Finance leases	1.39	—
Weighted average discount rate:
Operating leases	4.56%	4.61%
Finance leases	4.25%	—%

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments under the Company’s non-cancelable leases as of March 31, 2019 were as follows:

	Operating Leases	Finance Leases
	(in thousands)
Remaining 2019	$893	$6
2020	1,068	5
2021	1,095	—
2022	649	—
2023	—	—
2024 and thereafter	—	—

Total	3,705	11
Amount representing interest	(271)	—

Present value of future payments	3,434	11
Current portion of lease liability	(1,024)	(8)

Long-term portion of lease liability	$2,410	$3

Letters of Credit. In connection with various security arrangements for an office lease and merchant banking activities, the Company has letters of credit outstanding of $725,000 as of March 31, 2019 and December 31, 2018. The letters of credit are cash collateralized for the same amount or a lesser amount and this cash is classified as restricted cash.

Guarantees or Indemnifications. The Company enters into contracts that include indemnifications and guarantee provisions. In general, the Company enters into contracts with indemnities for matters such as breaches of representations and warranties and covenants contained in the contract and/or against certain specified liabilities. Examples of these contracts include dealer agreements, debt agreements, asset purchases and sales agreements, service agreements and procurement agreements. The Company is unable to estimate its maximum potential exposure under these agreements until an event triggering payment occurs. The Company does not expect to make any material payments under these agreements.

Dealer Commitments. In 2019, the Company entered into exclusivity agreements with certain key dealers pursuant to which the Company agrees to pay an incentive if the dealers originate a certain minimum number of solar energy systems within certain periods. Under these agreements, the Company could be obligated to pay a maximum of approximately $20.0 million in incentive payments during the remainder of 2019 and approximately $13.0 million each year thereafter until 2022.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Information Technology Commitments. The Company has certain long-term contractual commitments related to information technology software services and licenses. Future commitments as of March 31, 2019 were as follows:

Information Technology Commitments
(in thousands)
Remaining 2019	$2,606
2020	2,985
2021	2,588
2022	—
2023	—
2024 and thereafter	—

Total	$8,179

(15) Subsequent Events

The Company has evaluated subsequent events through May 22, 2019, the date at which the unaudited condensed consolidated financial statements were available to be issued.

Sunnova Senior Secured Notes. In April 2019, the terms of the Sunnova senior secured notes were further amended to, among other things, (a) extend the maturity date from July 2019 to March 2021, (b) decrease the interest rate from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities (i.e. payment-in-kind) and (c) include a conversion feature such that the notes will be convertible into common stock, at the election of the holder, upon the occurrence of an initial public offering of Sunnova or a successor of at least $225.0 million in gross proceeds (an IPO). Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (a) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to an IPO) and (b) 80% of the price per share to the public in an IPO (the Conversion Price). Upon the occurrence of an IPO, any notes that are not converted at the election of the holder are required to be redeemed at par, plus accrued and unpaid cash interest and a cash payment for any accrued and unpaid payment-in-kind interest, plus a cash payment equal to the value of a number of shares based on the price per share to the public in the IPO (such shares, the IPO Redemption Premium) of common stock equal to the excess (if any) of (a) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable Conversion Price that would have been applicable to a conversion of notes had such notes been outstanding on the date of such IPO and converted in connection therewith over (b) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in such IPO. Under the amended terms of the notes, if there are gross proceeds of less than $225.0 million in an IPO, Sunnova would only be obligated to redeem 50% of the notes not converted. If an IPO does not occur, the notes will remain outstanding until the maturity date and can be redeemed by Sunnova at par at any time prior to maturity on the same terms as described above. In addition, if the notes are redeemed prior to the occurrence of an IPO, Sunnova is required to issue a warrant for the number of shares equal to the IPO Redemption Premium as a condition to any redemption or retirement. Such warrant will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of the IPO. If issued, any warrants would expire in March 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sunnova Energy Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sunnova Energy Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of redeemable noncontrolling interests and stockholders’ equity, and of cash flows for the years then ended, including the related notes and financial statement schedule as of and for the years ended December 31, 2018 and 2017 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 5, 2019, except for the change in the manner in which the Company accounts for leases discussed in Note 1 to the consolidated financial statements and except for the financial statement schedule, as to which the date is May 22, 2019

We have served as the Company’s auditor since 2014.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts and share par values)

	As of December 31,
	2018	2017
	(See Note 1)
Assets
Current assets:
Cash	$52,706	$56,318
Accounts receivable—trade, net	6,312	4,331
Accounts receivable—other	3,721	7,821
Other current assets	26,794	12,807

Total current assets	89,533	81,277
Property and equipment, net	1,328,457	1,113,073
Customer notes receivable, net	172,031	73,657
Other assets	75,064	60,781

Total assets(1)	$1,665,085	$1,328,788

Liabilities, Redeemable Noncontrolling Interests and Stockholders’ Equity
Current liabilities:
Accounts payable	$20,075	$23,867
Accrued expenses	18,650	13,976
Current portion of long-term debt	26,965	25,837
Current portion of long-term debt—affiliates	15,000	78,412
Current portion of long-term debt—paid-in-kind—affiliates	1,500	3,379
Other current liabilities	13,213	8,424

Total current liabilities	95,403	153,895
Long-term debt, net	872,249	723,697
Long-term debt, net—affiliates	39,962	—
Long-term debt—paid-in-kind, net—affiliates	4,219	—
Other long-term liabilities	66,453	41,422

Total liabilities(1)	1,078,286	919,014

Commitments and contingencies (note 16)

Redeemable noncontrolling interests	85,680	38,590

Stockholders’ equity:
Series A convertible preferred stock, 104,851,119 and 93,738,834 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	1,049	937
Series B convertible preferred stock 0 and 10,693,501 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	—	107
Series C convertible preferred stock 30,344,827 and 0 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	303	—
Series A common stock, 20,093,529 shares issued as of December 31, 2018 and 2017 at $0.01 par value	201	201
Series B common stock, 50,695 shares issued as of December 31, 2018 and 2017 at $0.01 par value	1	1
Additional paid-in capital—convertible preferred stock	700,553	530,355
Additional paid-in capital—common stock	85,324	82,340
Accumulated deficit	(286,312)	(242,757)

Total stockholders’ equity	501,119	371,184

Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$1,665,085	$1,328,788

(1)

The consolidated assets as of December 31, 2018 and 2017 include $411,325 and $207,918, respectively, of assets of variable interest entities (VIEs) that can only be used to settle obligations of the VIEs. These assets include cash of $3,674 and $2,567 as of December 31, 2018 and 2017, respectively; accounts receivable—trade, net of $884 and $215 as of December 31, 2018 and 2017, respectively; accounts receivable—other of $109 and $5 as of December 31, 2018 and 2017, respectively; other current assets of $4,821 and $4,284 as of December 31, 2018 and 2017, respectively; property and equipment, net of $398,693 and $200,445 as of December 31, 2018 and 2017, respectively; and other assets of $3,144 and $402 as of December 31, 2018 and 2017, respectively. The consolidated liabilities as of December 31, 2018 and 2017 include $9,260 and $2,215, respectively, of liabilities of VIEs whose creditors have no recourse to Sunnova Energy Corporation. These liabilities include accounts payable of $4,278 and $284 as of December 31, 2018 and 2017, respectively; accrued expenses of $14 and $2 as of December 31, 2018 and 2017, respectively; other current liabilities of $296 and $88 as of December 31, 2018 and 2017, respectively; and other long-term liabilities of $4,672 and $1,841 as of December 31, 2018 and 2017, respectively.

See accompanying notes to consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2017
	(See Note 1)
Revenue	$104,382	$76,856

Operating expenses:
Cost of revenue—depreciation	34,710	25,896
Cost of revenue—other	2,007	1,444
Operations and maintenance	14,035	4,994
General and administrative	67,430	54,863
Other operating expense (income)	(70)	14

Total operating expenses, net	118,112	87,211

Operating loss	(13,730)	(10,355)

Interest expense, net	45,132	56,650
Interest expense, net—affiliates	9,548	23,177
Other income	(1)	—

Loss before income tax	(68,409)	(90,182)

Income tax	—	—

Net loss	(68,409)	(90,182)
Net income attributable to redeemable noncontrolling interests	5,837	903

Net loss attributable to stockholders	(74,246)	(91,085)
Dividends earned on Series A convertible preferred stock	(36,346)	(29,623)
Dividends earned on Series B convertible preferred stock	—	(580)
Dividends earned on Series C convertible preferred stock	(5,948)	—
Deemed dividends on convertible preferred stock exchange	(19,332)	—

Net loss attributable to common stockholders—basic and diluted	$(135,872)	$(121,288)

Net loss per share attributable to common stockholders—basic and diluted	$(6.74)	$(6.02)
Weighted average common shares outstanding—basic and diluted	20,144,275	20,140,638

See accompanying notes to consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2017
	(See Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(68,409)	$(90,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	39,290	29,482
Impairment and loss on disposals, net	7,565	1,780
Amortization of intangible assets	133	133
Amortization of deferred financing costs	9,074	14,568
Amortization of debt discount	1,083	759
Amortization of debt discount—affiliates	—	9,002
Non-cash effect of equity-based compensation plans	2,984	1,495
Non-cash payment-in-kind interest on loan—affiliates	5,524	3,569
Unrealized loss on derivatives	6,100	5,944
Other non-cash items	4,685	2,947
Changes in components of operating assets and liabilities:
Accounts receivable	(4,983)	(841)
Dealer advances	(237)	(10,678)
Other current assets	(11,331)	(2,992)
Other assets	(8,529)	(4,473)
Accounts payable	(996)	(1,220)
Accrued expenses	4,234	1,381
Other current liabilities	4,938	5,876
Long-term debt—paid-in-kind—affiliates	(3,184)	(17,277)
Other long-term liabilities	489	1,760

Net cash used in operating activities	(11,570)	(48,967)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(252,618)	(240,578)
Payments for investments and customer notes receivable	(108,354)	(52,405)
Principal proceeds from customer notes receivable	7,715	2,816
Acquisitions	—	(1,000)
State utility rebates and tax credits	853	621
Proceeds received from insurance settlements	4,884	978
Other, net	(1,329)	435

Net cash used in investing activities	(348,849)	(289,133)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	445,586	734,494
Payments of long-term debt	(292,091)	(374,550)
Proceeds of long-term debt from affiliates	15,000	95,000
Payments of long-term debt to affiliates	(40,000)	(215,840)
Payments on notes payable	—	(247)
Payments of deferred financing costs	(8,598)	(27,627)
Payments of debt discounts	(2,465)	(375)
Proceeds from issuance of convertible preferred stock, net	172,771	89,890
Contributions from redeemable noncontrolling interests	79,017	72,223
Distributions to redeemable noncontrolling interests	(2,017)	(294)
Payments of costs related to redeemable noncontrolling interests	(1,510)	(2,714)
Other, net	(6)	(67)

Net cash provided by financing activities	365,687	369,893

Net increase in cash and restricted cash	5,268	31,793
Cash and restricted cash at beginning of period	81,778	49,985

Cash and restricted cash at end of period	87,046	81,778
Restricted cash included in other current assets	(5,190)	(4,555)
Restricted cash included in other assets	(29,150)	(20,905)

Cash at end of period	$52,706	$56,318

Non-cash investing and financing activities:
Change in receivables for state utility rebates and state tax credits related to purchases of property and equipment	$(1,219)	$(3,438)
Change in accounts payable and accrued expenses related to purchases of property and equipment	$3,191	$23,156
Distributions payable to redeemable noncontrolling interests	$3,988	$282
Non-cash issuance of convertible preferred stock relating to the reduction of debt	$—	$15,190

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$57,887	$59,896
Cash paid for income taxes	$—	$—

See accompanying notes to consolidated financial statements.

SUNNOVA ENERGY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTERESTS AND STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Redeemable Noncontrolling Interests	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series A Common Stock		Series B Common Stock		Series A Treasury Stock	Series B Treasury Stock	Additional Paid-in Capital - Convertible Preferred Stock	Additional Paid-in Capital - Common Stock	Accumulated Deficit	Total Stockholders’ Equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2016	$—	81,476,870	$815	—	$—	—	$—	20,106,158	$201	26,831	$—	$—	$(1)	$425,594	$80,860	$(180,547)	$326,922
Cumulative-effect adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,456)	(1,456)
December 31, 2016 (See Note 1)	—	81,476,870	815	—	—	—	—	20,106,158	201	26,831	—	—	(1)	425,594	80,860	(182,003)	325,466
Net income (loss)	903	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91,085)	(91,085)
Issuance of common stock, net	—	—	—	—	—	—	—	—	—	29,663	1	—	—	—	15	—	16
Issuance of convertible preferred stock, net	—	9,409,174	94	10,693,501	107	—	—	—	—	—	—	—	—	89,599	—	—	89,800
Non-cash issuance of convertible preferred stock relating to the reduction of debt	—	2,852,790	28	—	—	—	—	—	—	—	—	—	—	15,162	—	—	15,190
Contributions from redeemable noncontrolling interests	72,223	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to redeemable noncontrolling interests	(294)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs related to redeemable noncontrolling interests	(3,575)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in subsidiaries attributable to parent	(30,385)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	30,385	30,385
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,495	—	1,495
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	—	—	(52)	(32)	—	—	—	(84)
Retirement of treasury stock	—	—	—	—	—	—	—	(12,629)	—	(5,799)	—	52	33	—	(30)	(55)	—
Other, net	(282)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

December 31, 2017 (See Note 1)	38,590	93,738,834	937	10,693,501	107	—	—	20,093,529	201	50,695	1	—	—	530,355	82,340	(242,757)	371,184
Net income (loss)	5,837	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(74,246)	(74,246)
Issuance of common stock	—	—	—	—	—	—	—	—	—	1,505	—	—	—	—	(2)	—	(2)
Issuance of convertible preferred stock, net	—	—	—	30,360	—	30,344,827	303	—	—	—	—	—	—	170,203	—	—	170,506
Non-cash exchange of Series B convertible preferred stock for Series A convertible preferred stock	—	11,112,285	112	(10,723,861)	(107)	—	—	—	—	—	—	—	—	(5)	—	—	—
Contributions from redeemable noncontrolling interests	79,017	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to redeemable noncontrolling interests	(2,017)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions payable to redeemable noncontrolling interests	(3,988)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs related to redeemable noncontrolling interests	(1,062)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity in subsidiaries attributable to parent	(30,697)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	30,697	30,697
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,984	—	2,984
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	(4)	—	—	—	(4)
Retirement of treasury stock	—	—	—	—	—	—	—	—	—	(1,505)	—	—	4	—	2	(6)	—

December 31, 2018 (See Note 1)	$85,680	104,851,119	$1,049	—	$—	30,344,827	$303	20,093,529	$201	50,695	$1	$—	$—	$700,553	$85,324	$(286,312)	$(501,119)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business and Basis of Presentation

Sunnova Energy Corporation (Sunnova) is a leading residential solar and battery storage service provider, serving more than 63,000 customers in more than 20 U.S. states and territories. Sunnova’s goal is to be a leading provider of clean, affordable and reliable energy for consumers, and Sunnova operates with a simple mission: to power energy independence. Sunnova was founded to deliver customers a better energy service at a better price, and through solar and solar plus energy storage service offerings Sunnova is disrupting the traditional energy landscape and the way the 21st century customer generates and consumes electricity.

Sunnova has a differentiated residential solar dealer model in which Sunnova works hand-in-hand with local dealers who originate, design and install customers’ solar energy and energy storage systems on Sunnova’s behalf. The unique focus on this dealer model enables Sunnova to leverage the dealers’ specialized knowledge, connections and experience in local markets to drive customer origination while providing the dealers with access to high quality products and technical oversight and expertise. This structure provides operational flexibility and lower fixed costs relative to peer companies, furthering Sunnova’s competitive advantage.

Sunnova provides its services through long-term residential solar service agreements with a diversified pool of high credit quality customers. Its solar service agreements typically are structured as either a legal-form lease (referred to as a “lease”) of a solar energy system to the customer, the sale of the solar energy system’s output to the customer under a power purchase agreement or the purchase of a solar energy system with financing provided by Sunnova. The initial term of Sunnova’s solar service agreements is typically 25 years, during which time Sunnova provides or arranges for ongoing services to customers, including monitoring, maintenance, and warranty services. Customer payments and rates can be fixed for the duration of the solar service agreement or escalated at a pre-determined percentage annually. Sunnova also receives tax benefits and other incentives from solar power purchase agreements and leases, a portion of which it finances through tax equity, non-recourse debt structures and hedging arrangements in order to fund its upfront costs, overhead and growth investments.

The accompanying consolidated financial statements include the accounts of Sunnova and the following wholly-owned subsidiaries of Sunnova: Sunnova Asset Portfolio 4, LLC (AP4), Sunnova Protect Holdings, LLC, Sunnova Intermediate Holdings, LLC (ITRH), Sunnova Asset Portfolio 5 Holdings, LLC (AP5H), Sunnova Asset Portfolio 6 Holdings, LLC (AP6H), Sunnova Asset Portfolio 7 Holdings, LLC (AP7H), Sunnova TEP I Developer, LLC (TEPID), Sunnova TEP II Developer, LLC (TEPIID), Sunnova ABS Holdings, LLC, Sunnova Energy Puerto Rico, LLC, Sunnova Energy Yield GP LLC, nine management entities and the respective subsidiaries of each of the foregoing (all companies together with Sunnova are collectively, the Company).

Basis of Presentation

The consolidated financial statements include the consolidated balance sheets, statements of operations, statements of stockholders’ equity and statements of cash flows of the Company and have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) from records maintained by the Company. The consolidated financial statements reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. In accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation, the Company consolidates any VIE of which it is the primary beneficiary. The Company forms VIEs with its investors in the ordinary course of business to facilitate the funding and monetization of certain attributes associated with its solar energy systems. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has (a) the power to direct the activities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company does not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has considered the provisions within the contractual arrangements that grant it power to manage and make decisions that affect the operation of its VIEs, including determining the solar energy systems contributed to the VIEs, and the installation, operation and maintenance of the solar energy systems. The Company considers the rights granted to the other investors under the contractual arrangements to be more protective in nature rather than participating rights. As such, the Company has determined it is the primary beneficiary of its VIEs and evaluates its relationships with its VIEs on an ongoing basis to ensure it continues to be the primary beneficiary (see note 12). All intercompany accounts and transactions have been eliminated in consolidation.

Adjustments to Financial Statements

Reclassifications. Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications did not have a significant impact on the Company’s consolidated financial statements.

Adoption of ASU. During 2019, the Company adopted Accounting Standards Update (ASU) No. 2016-02, Leases, to replace the existing lease guidance at ASC 840, Leases, with ASC 842, Leases. Under ASC 842, the Company’s lease and power purchase agreements are not accounted for as a lease as the customers either do not receive substantially all the economic benefits from the use of the solar energy systems (in certain states) or the customers do not direct the use of the solar energy systems. Instead, the Company determined revenue from leases and power purchase agreements previously accounted for as operating leases under ASC 840 is now recognized as revenue from contracts with customers under ASC 606, Revenue From Contracts With Customers. Previously, under ASC 840, the Company recognized certain portions of revenue as contingent rent. Under ASC 606, the Company recognizes revenue as energy is delivered or based on a stand-ready obligation in which revenue is recognized evenly over the term of the solar service agreement, taking into account price escalators and performance guarantees when estimating variable consideration. In addition to the impact on revenue recognition, the adoption of ASU No. 2016-02 impacts the accounting for operating leases under which the Company is a lessee, primarily the inclusion of right-of-use assets included in other assets in the consolidated balance sheets and lease liabilities included in other current liabilities and other long-term liabilities in the consolidated balance sheets. The following table presents the impact of the adoption of ASU No. 2016-02 on the consolidated balance sheets:

	As of December 31, 2018			As of December 31, 2017
	As Previously Reported	Adoption of ASU	As Adjusted	As Previously Reported	Adoption of ASU	As Adjusted
	(in thousands)
Other assets	$75,967	$(903)	$75,064	$59,664	$1,117	$60,781
Other current liabilities	12,343	870	13,213	7,550	874	8,424
Other long-term liabilities	64,660	1,793	66,453	38,796	2,626	41,422
Accumulated deficit	(282,746)	(3,566)	(286,312)	(240,374)	(2,383)	(242,757)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the impact of the adoption of ASU No. 2016-02 on the consolidated statements of operations:

	Year Ended December 31, 2018			Year Ended December 31, 2017
	As Previously Reported	Adoption of ASU	As Adjusted	As Previously Reported	Adoption of ASU	As Adjusted
	(in thousands)
Revenue	$105,588	$(1,206)	$104,382	$77,805	$(949)	$76,856
General and administrative	67,383	47	67,430	54,843	20	54,863
Other operating expense (income)	—	(70)	(70)	55	(41)	14
Net loss	(67,226)	(1,183)	(68,409)	(89,254)	(928)	(90,182)
Net loss attributable to stockholders	(73,063)	(1,183)	(74,246)	(90,157)	(928)	(91,085)
Net loss per share attributable to common stockholders—basic and diluted	(6.69)	(0.05)	(6.74)	(5.98)	(0.04)	(6.02)

The following table presents the impact of the adoption of ASU No. 2016-02 on the consolidated statements of cash flows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
	As Previously Reported	Adoption of ASU	As Adjusted	As Previously Reported	Adoption of ASU	As Adjusted
	(in thousands)
Net loss	$(67,226)	$(1,183)	$(68,409)	$(89,254)	$(928)	$(90,182)
Other non-cash items	3,871	814	4,685	2,171	776	2,947
Changes in components of operating assets and liabilities:
Other assets	(9,734)	1,205	(8,529)	(5,423)	950	(4,473)
Other current liabilities	4,942	(4)	4,938	5,816	60	5,876
Other long-term liabilities	1,321	(832)	489	2,618	(858)	1,760
Net cash used in operating activities	(11,570)	—	(11,570)	(48,967)	—	(48,967)

(2) Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly makes significant estimates and assumptions including, but not limited to, (a) the collectability of accounts receivable from customers and dealers, (b) the valuation of inventory, (c) the analysis of revenue recognition for solar power purchase agreements and leases, (d) the assumptions for determining the performance guarantee obligations, (e) the collectability of Easy Own notes receivable, (f) the allocation of consideration paid in connection with accounting for business combinations, (g) the useful lives of solar energy systems and other property and equipment and the capitalization methodology of the indirect costs on those assets, (h) the valuation of the assumptions regarding asset retirement obligations (AROs), (i) the assumptions and estimates utilized in determining any warranty obligations, (j) the determination of valuation allowances associated with deferred tax assets, (k) the assessment of asset impairments, (l) the assumptions and estimates utilized in determining the fair value of derivative instruments, (m) the assumptions and estimates utilized in determining equity-based compensation expense, (n) the redemption value of redeemable noncontrolling interests and (o) the discount rate used for operating leases. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash

The Company maintains cash, which consists principally of demand deposits, with investment-grade financial institutions. The Company has exposure to credit risk to the extent cash balances exceed amounts covered by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2018 and 2017, the Company had cash deposits of $46.3 million and $51.8 million, respectively, in excess of the FDIC’s current insured limit of $250,000. The Company has not experienced any losses on its deposits of cash.

Restricted Cash

The Company records cash that is restricted as to withdrawal or use under the terms of certain contractual agreements as restricted cash. The Company’s restricted cash primarily represents cash held to service certain payments under the Sunnova AP 6 Warehouse II, LLC (AP6WII), Helios Issuer, LLC (HELI), Sunnova LAP Holdings, LLC (LAPH), Sunnova EZ-Own Portfolio, LLC (EZOP), Sunnova TEP I, LLC (TEPI), Sunnova TEP I Holdings, LLC (TEPIH), Sunnova TEP II, LLC (TEPII), Sunnova TEP II-B, LLC (TEPIIB), Sunnova TEP II Holdings, LLC (TEPIIH) and Helios II Issuer, LLC (HELII) financing arrangements (see notes 7 and 12) and balances collateralizing outstanding letters of credit related to one of its operating leases for office space (see note 16). The following table presents the detail of restricted cash as recorded in other current assets and other assets in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Debt and inverter reserves	$28,225	$19,790
Tax equity reserves	4,796	4,280
Letters of credit for office lease	725	900
Other	594	490

Total(1)	$34,340	$25,460

(1)	Of this amount, $5.2 million and $4.6 million is recorded in other current assets as of December 31, 2018 and 2017, respectively.

The Company has exposure to credit risk to the extent restricted cash balances exceed amounts covered by the FDIC. As of December 31, 2018 and 2017, the Company had restricted cash deposits of $31.8 million and $23.7 million, respectively, in excess of the FDIC’s current insured limit of $250,000. The Company has not experienced any losses on its deposits of restricted cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts Receivable—Trade. Accounts receivable—trade primarily represents trade receivables from residential customers under solar power purchase agreements and leases that are generally collected in the subsequent month and recorded at net realizable value. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable. The Company reviews its accounts receivable by aging category to identify customers with known disputes or collection issues. The Company writes off accounts receivable when they are deemed uncollectible. The following table presents the changes in the allowance for doubtful accounts recorded against accounts receivable—trade, net in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$427	$138
Bad debt expense	1,119	905
Write off of uncollectible accounts	(861)	(653)
Recoveries	50	22
Other, net	(12)	15

Balance at end of period	$723	$427

Accounts Receivable—Other. Accounts receivable—other primarily represents amounts owed from dealers in a net receivable position primarily as a result of customer contract cancelations or settlement agreements and insurance receivables related to disaster losses (see note 4).

Inventory

Inventory primarily represents photovoltaic (PV) modules, meters and batteries purchased and held for use as original parts on new solar energy systems or replacement parts on existing solar energy systems. The solar PV modules were primarily used for repairs in Puerto Rico (see note 4). Inventory is recorded in other current assets in the consolidated balance sheets at the lower of cost and net realizable value. Meters and batteries are removed from inventory using the weighted-average method and (a) expensed to operations and maintenance expense when installed as a replacement part for a solar energy system or (b) capitalized to property and equipment when installed as an original part on a solar energy system. The Company evaluates its inventory reserves and writes down the estimated value of excess and obsolete inventory based upon assumptions about future demand and market conditions. The following table presents the detail of inventory as recorded in other current assets in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Batteries and components	$8,394	$9
Modules and inverters	433	1,551
Meters	360	293

Total	$9,187	$1,853

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash, accounts receivable and notes receivable. The concentrated risk associated with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cash and restricted cash is mitigated by the Company’s policy of banking with creditworthy institutions. Typically, amounts on deposit with certain banking institutions exceed FDIC insurance limits. The Company does not generally require collateral or other security to support accounts receivable. To reduce credit risk related to the Company’s relationship with its dealers, management performs periodic credit evaluations and ongoing assessments of its dealers’ financial condition.

Concentration of Services from Dealers

The Company utilizes a network of approximately 75 dealers as of December 31, 2018. During the year ended December 31, 2018, one dealer accounted for approximately 58% of the Company’s total expenditures to dealers relating to costs incurred for solar energy systems. During the year ended December 31, 2017, three dealers accounted for approximately 32%, 27% and 13%, respectively, of the Company’s total expenditures to dealers. No other dealer accounted for more than 10% of the Company’s expenditures for solar energy systems during the years ended December 31, 2018 and 2017.

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or a liability. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

•	Level 1—Observable inputs that reflect unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy must be determined based on the lowest level input that is significant to the fair value measurement. An assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability. The Company’s financial instruments include accounts receivable, notes receivable, accounts payable, accrued expenses, long-term debt and interest rate swaps and swaptions. The carrying values of accounts receivable, accounts payable and accrued expenses approximate the fair values due to the fact that they are short-term in nature (Level 1). The Company estimates the fair value of its Easy Own notes receivable based on interest rates currently offered under the Easy Own program with similar maturities and terms (Level 3). The Company estimates the fair value of its fixed-rate long-term debt based on interest rates currently offered for debt with similar maturities and terms (Level 3). The fair values of the interest rate derivative transactions are determined based on a discounted cash flow method using contractual terms of the transactions. The floating interest rate is based on observable rates consistent with the frequency of the interest cash flows (Level 2). See notes 6, 7 and 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Instruments

The Company’s derivative instruments consist of interest rate swaps and swaptions that are not designated as cash flow hedges or fair value hedges under accounting guidance. The Company uses interest rate swaps and swaptions to manage its net exposure to interest rate changes. The derivatives are recorded in other assets, other current liabilities and other long-term liabilities in the consolidated balance sheets and the changes in fair value are recorded in interest expense, net in the consolidated statements of operations. Unrealized gains and losses on derivatives are included as a non-cash reconciling item in operating activities in the consolidated statements of cash flows. Realized gains and losses on derivatives are included as a change in components of operating assets and liabilities in operating activities in the consolidated statements of cash flows. See note 8.

Revenue

The following table presents the detail of revenue as recorded in the consolidated statements of operations:

	Year Ended December 31,
	2018	2017
	(in thousands)
Revenue under power purchase agreements	$38,950	$29,171
Revenue under solar leases	33,079	21,866
Solar renewable energy certificate revenue	30,630	24,833
Easy Own program revenue	933	479
Other revenue	790	507

Total	$104,382	$76,856

The Company recognizes revenue from contracts with customers as its performance obligations are satisfied at a transaction price reflecting an amount of consideration based upon an estimated rate of return. This rate of return is expressed as the solar rate per kWh in the customer contract. The amount of revenue recognized does not equal customer cash payments because performance obligations are satisfied ahead of cash receipt or evenly as the Company provides continuous access on a stand-ready basis to the solar energy system. The differences between revenue recognition and cash payments received are reflected in accounts receivable, other assets or deferred revenue, as appropriate. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized and includes deferred revenue as well as amounts that will be invoiced and recognized as revenue in future periods. Contracted but not yet recognized revenue was approximately $955.9 million as of December 31, 2018, of which the Company expects to recognize approximately 4% over the next 12 months. The annual recognition is not expected to vary significantly over approximately the next 20 years as the vast majority of existing solar service agreements have at least 20 years remaining, given the average age of the Company’s fleet of solar energy systems under contract is less than three years.

Power Purchase Agreements. Customers purchase electricity from the Company under power purchase agreements. Pursuant to ASC 606, revenue is recognized based upon the amount of electricity delivered as determined by remote monitoring equipment at solar rates specified under the agreements. All customers must pass the Company’s credit evaluation process. The power purchase agreements generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

Solar Leases. The Company is the lessor under lease agreements for solar energy systems, which do not meet the definition of a lease under ASC 842 and are accounted for as contracts with customers under ASC 606.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes revenue on a straight-line basis over the contract term as it satisfies its obligation to provide continuous access to the solar energy system. All customers must pass the Company’s credit evaluation process. The lease agreements generally have a term of 25 years with an opportunity for customers to renew for up to an additional 10 years, via two 5-year renewal options.

The Company has provided customers under its solar leases a performance guarantee that each solar energy system will achieve a certain specified minimum solar energy production output, which is a significant proportion of its expected output. The specified minimum solar energy production output may not be achieved due to natural fluctuations in the weather and equipment failures from exposure and wear and tear outside of the Company’s control, among other factors. The amount of the guarantee is determined based on a number of different factors, including: (a) the specific site information relating to the tilt of the panels, azimuth (a horizontal angle measured clockwise in degrees from a reference direction) of the panels, size of the system, and shading on site; (b) the calculated amount of available irradiance (amount of energy for a given flat surface facing a specific direction) based on historical average weather data and (c) the calculated amount of energy output of the solar energy system. While actual irradiance levels can significantly change year over year due to natural fluctuations in the weather, the Company expects the levels to average out over the term of a 25-year solar lease and to approximate the levels used in determining the amount of the performance guarantee. Generally, weather fluctuations are the most likely reason a solar energy system may not achieve a certain specified minimum solar energy production output.

If the solar energy system does not produce the guaranteed production amount, the Company may be required to refund a portion of the previously remitted customer payments, where the repayment is calculated as the product of (a) the shortfall production amount and (b) the dollar amount (guaranteed rate) per kWh that is fixed throughout the term of the contract. These remittances of a customer’s payments, if needed, are payable in January following the end of the first three years of the solar energy system’s placed in service date and then every annual period thereafter (see note 16).

Solar Renewable Energy Certificates. Each solar renewable energy certificate (SREC) represents one MWh (1,000 kWh) generated by a solar energy system. SRECs can be sold with or without the actual electricity associated with the renewable-based generation source. SRECs generated from solar energy systems owned by the Company are accounted for as governmental incentives with no costs incurred to obtain them and are not considered output of the underlying solar energy systems. The Company classifies these SRECs as inventory held until sold and delivered to third parties. As the Company did not incur costs to obtain these governmental incentives, the inventory carrying value for the SRECs was $0 as of December 31, 2018 and 2017. The Company enters into economic hedges related to expected production of SRECs through forward contracts. The contracts require the Company to physically deliver the SRECs upon settlement. The Company recognizes the related revenue under ASC 606 upon satisfaction of the performance obligation to transfer the SRECs to the stated counterparty. Payments are typically received within one month of transferring the SREC to the customer. The costs related to the sales of SRECs are limited to broker fees (included in cost of revenue—other), which are only paid in connection with certain transactions.

Easy Own Program. See discussion of Easy Own revenue in the “Easy Own Program” section below.

Easy Own Program

The Company offers an Easy Own program, under which the customer finances the purchase of a solar energy system through a solar service agreement, typically for a term of 25 years. The Company recognizes cash payments received from customers on a monthly basis under the Easy Own program (a) as revenue under ASC 606, to the extent attributable to payments for operations and maintenance services provided by the Company, which are recognized as a stand-ready obligation on a straight-line basis over the term of the contract; (b) as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

interest income, to the extent attributable to earned interest on the contract; and (c) as a reduction of a note receivable included in current and long-term assets, to the extent attributable to a return of principal on the contract.

To qualify for the Easy Own program, a customer must pass the Company’s credit evaluation process, which requires the customer to have a minimum FICO score of 650 to 695 depending on certain circumstances, and the loans are secured by the solar energy systems financed. In determining the allowance for uncollectible notes receivable, the Company identifies customers with known disputes or collection issues and considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off customer notes receivable when they are deemed uncollectible. In addition, there were no customer notes receivable not accruing interest and an insignificant amount of past due customer notes receivable as of December 31, 2018 and 2017. See note 6.

The following table presents the changes in the allowance for losses recorded against customer notes receivable in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$602	$50
Bad debt expense	238	552
Write off of uncollectible accounts	(130)	—

Balance at end of period	$710	$602

Deferred Revenue

Deferred revenue consists of amounts for which the criteria for revenue recognition have not yet been met and includes (a) down payments and partial or full prepayments from customers, (b) differences due to the timing of energy production versus billing for certain types of power purchase agreements and (c) payments for unfulfilled performance obligations from the Easy Own program which will be recognized over the remaining term of the respective solar service agreements. The following table presents the detail of deferred revenue as recorded in other current liabilities and other long-term liabilities in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Easy Own program	$27,793	$14,956
Solar power purchase agreements and leases	6,255	4,052

Total(1)	$34,048	$19,008

(1)	Of this amount, $1.6 million and $1.2 million is recorded in other current liabilities as of December 31, 2018 and 2017, respectively.

Performance Guarantee Obligations

The Company guarantees certain specified minimum solar energy production output under its solar leases and Easy Own program, generally over a term of 25 years. The amounts are generally measured and credited to the customer’s account in January following the end of the first three years of the solar energy system’s placed in service date and then every annual period thereafter. The Company monitors the solar energy systems to ensure these outputs are achieved. The Company evaluates if any amounts are due to its customers

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

based upon not meeting the guaranteed solar energy production outputs at each reporting period end. For solar leases, these estimated amounts are recorded as a reduction to revenues from customers and a current or long-term liability, as applicable. For the Easy Own program, these estimated amounts are recorded as an increase to cost of revenue—other and a current or long-term liability, as applicable. See note 16.

Property and Equipment

Solar Energy Systems. Depreciation and amortization of solar energy systems are calculated using the straight-line method over the estimated useful lives of the solar energy systems. While solar energy systems are in the design, construction and installation stages prior to being placed in service, the development of the systems is accounted for through construction in progress. The components of the design, construction and installation of the solar energy systems, which are installed on or near residential rooftops, are as follows:

•	Dealer’s costs (engineering, procurement and construction)

•	Direct costs (costs directly related to a solar energy system)

•	Indirect costs (costs incurred in the design, construction and installation of the solar energy system but not directly associated with a particular asset)

Solar energy systems are carried at the cost of acquisition or construction (including design and installation) less certain utility rebates and federal and state tax incentives (including federal investment tax credits, known as ITCs) and are depreciated over the useful lives of the assets. The Company accounts for the ITCs in accordance with the deferral gross up method, thus reducing the cost basis of the qualifying solar energy systems by the rate applicable to ITCs, currently 30%. However, as discussed in note 9, the Company has a full valuation allowance, which is recorded against deferred income taxes and requires the gross up of the basis of the qualifying solar energy systems back to the full value. Depreciation begins when a solar energy system is placed in service. Costs associated with repair and maintenance of a solar energy system are expensed as incurred. Costs associated with improvements to a solar energy system, which extend the life, increase the capacity or improve the efficiency of the systems, are capitalized and depreciated over the remaining life of the asset.

Property and Equipment, Excluding Solar Energy Systems. Property and equipment, including information technology system projects, computers and equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives. Upon disposition, the cost and related accumulated depreciation of the assets are removed from property and equipment and the resulting gain or loss is reflected in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred.

Capitalization of Interest Costs. The Company capitalizes interest on solar energy systems during the development, design, installation and test phase (construction), generally over a period of four months. The Company determines which debt instruments represent a reasonable measure of the cost of financing construction in terms of interest costs incurred that otherwise could have been avoided. Interest can only be capitalized for debt instruments related to financing the construction of solar energy systems; interest cannot be capitalized for debt instruments related to the acquisition of solar energy systems already constructed and/or in service. These debt instruments and associated interest costs are included in the calculation of the weighted average interest rate used for determining the capitalization rate. Once a solar energy system is placed in service, capitalized interest, as a component of the total cost of the construction, is depreciated over the estimated useful life of the solar energy system.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangibles

The Company’s intangible assets consist of a software license and a trademark that are related to the design process of solar energy systems and are stated at cost less accumulated amortization. The Company amortizes intangible assets to general and administrative expense over a useful life of three years using the straight-line method. The following table presents the detail of intangible assets as recorded in other assets in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Software license	$331	$331
Trademark	68	68

Intangibles, gross	399	399
Less: accumulated amortization	(399)	(266)

Intangibles, net	$—	$133

As of December 31, 2018, amortization expense related to intangible assets to be recognized during the next five years is $0.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized to interest expense, net over the term of the related debt using the effective interest method for term loans or the straight-line method for revolving credit facilities. The unamortized balance of deferred financing costs is included in current portion of long-term debt, current portion of long-term debt—affiliates and long-term debt, net (see note 7) for term loans or in other current assets and other assets for revolving credit facilities and debt and equity transactions not yet completed, in the consolidated balance sheets. The following table presents the changes in net deferred financing costs:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$25,188	$12,252
Capitalized	6,598	27,504
Amortized	(9,074)	(14,568)

Balance at end of period	$22,712	$25,188

Asset Retirement Obligations

The Company has AROs arising from contractual requirements to perform certain asset retirement activities at the time the solar energy systems are disposed. The Company recognizes an ARO at the point an obligating event takes place, typically when the solar energy system is placed in service. An asset is considered retired when it is permanently taken out of service, such as through a sale or disposal.

The liability is initially measured at fair value (as a Level 3 measurement) based on the present value of estimated removal and restoration costs and subsequently adjusted for changes in the underlying assumptions and for accretion expense. The accretion expense is recognized in general and administrative expense in the consolidated statements of operations. The corresponding asset retirement costs are capitalized as part of the carrying amount of the solar energy system and depreciated (for which the expense is included in cost of revenue—depreciation) over the solar energy system’s remaining useful life. See note 5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warranty Obligations

In connection with solar service agreements and Easy Own agreements, the Company warrants the solar energy systems against defects in workmanship, against component or materials breakdowns and against any damages to rooftops during the installation process. The dealers’ warranties on the workmanship, including work during the installation process, and the manufacturers’ warranties over component parts have a range of warranty periods which are generally 10 to 25 years. As of December 31, 2018 and 2017, the Company recorded a warranty reserve of an insignificant amount and $0, respectively.

Advertising Costs

The Company expenses advertising costs as they are incurred to general and administrative expense in the consolidated statements of operations. The Company recognized advertising expense of $191,000 and $52,000 during the years ended December 31, 2018 and 2017, respectively.

Defined Contribution Plan

In April 2015, the Company established the Sunnova Energy Corporation 401(k) Profit Sharing Plan (401(k) plan) available to employees who meet the 401(k) plan’s eligibility requirements. The available investments are selected by the Company, with advice from its third-party advisor, and the 401(k) plan allows participants to contribute a percentage of their compensation to the 401(k) plan up to the limits set forth in the Internal Revenue Code. The Company may make additional discretionary contributions to the 401(k) plan as a percentage of total participant contributions, subject to established limits. Participants are fully vested in their contributions and any safe harbor matching contributions made by the Company. The Company made safe harbor matching contributions of $551,000 and $458,000 during the years ended December 31, 2018 and 2017, respectively, which are included in general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss, carryforwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit or obligation as the largest amount that is more than 50% likely of being realized upon ultimate settlement. See note 9.

Comprehensive Income (Loss)

The Company is required to report comprehensive income (loss), which includes net income (loss) as well as other comprehensive income (loss). There were no differences between comprehensive loss and net loss as reported in the consolidated statements of operations for the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals as considered necessary. Impairment charges are included in operations and maintenance expense for solar energy systems that relate to revenue from contracts with customers and general and administrative expense for all other property and equipment and other long-lived assets. During the years ended December 31, 2018 and 2017, the Company recognized net losses on disposals and impairment expense of $7.6 million and $1.8 million, respectively, of which $7.4 million and $1.8 million, respectively, is recorded in operations and maintenance expense and an insignificant amount is recorded in general and administrative expense. Of the total amount of net losses on disposals and impairment expense for the years ended December 31, 2018 and 2017, $5.8 million and $823,000, respectively, is related to disaster losses (see note 4).

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the chief executive officer. Based on the financial information presented to and reviewed by the chief operating decision maker in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined it has a single reportable segment: solar energy products and services. The Company’s principal operations, revenue and decision-making functions are located in the United States.

Basic and Diluted Net Income (Loss) Per Share

The Company’s basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to the common stockholders by the weighted-average number of shares of common stock outstanding for the period. Cumulative dividends owed to convertible preferred stockholders (as defined in note 13) decrease (increase) the income (loss) available to common stockholders.

The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method or the if-converted method, as applicable. During periods in which the Company incurs a net loss attributable to common stockholders, stock options are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share attributable to common stockholders as the effect is antidilutive. See note 15.

Equity-Based Compensation

The Company accounts for equity-based compensation, which requires the measurement and recognition of compensation expense related to the fair value of equity-based compensation awards. Equity-based compensation expense recognized includes the compensation cost for all share-based payments granted to employees and members of the board of directors of the Company (the Board) based on the grant date fair value estimate. This also applies to awards modified, repurchased, or canceled during the periods reported. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company uses the Black-Scholes option-pricing model to measure the fair value of the stock options at the measurement date and accounts for forfeitures as they occur. Equity-based compensation expense is included in general and administrative expense in the consolidated statements of operations. See note 14.

Redeemable Noncontrolling Interests

Redeemable noncontrolling interests represent third-party interests in the net assets of certain consolidated subsidiaries, which were created to finance the cost of solar energy systems under long-term solar service agreements. The contractual provisions of the financing arrangements represent substantive profit sharing arrangements. The Company determined the appropriate methodology for attributing income and loss to the redeemable noncontrolling interests is a balance sheet approach referred to as the hypothetical liquidation at book value (HLBV) method. The Company, therefore, determines the amount of the redeemable noncontrolling interests in the net assets of the subsidiaries at each balance sheet date using the HLBV method, which is presented in the consolidated balance sheets as redeemable noncontrolling interests. Under the HLBV method, the amounts reported as redeemable noncontrolling interests in the consolidated balance sheets represent the amounts the third parties would hypothetically receive at each balance sheet date under the liquidation provisions of the financing arrangements, assuming the net assets of the subsidiaries were liquidated at the recorded amounts determined in accordance with GAAP and distributed to the third parties. The third parties’ interests in the results of operations of the subsidiaries are determined as the difference in the redeemable noncontrolling interests balances in the consolidated balance sheets between the start and end of each reporting period, after taking into account any capital transactions, such as contributions and distributions, between the subsidiaries and the third parties. However, the redeemable noncontrolling interests balance is at least equal to the redemption amount. The estimated redemption value is calculated using the discounted cash flows attributable to the third parties subsequent to the reporting date. The Company classifies redeemable noncontrolling interests with redemption features that are not solely within the control of the Company outside of permanent equity in its consolidated balance sheets.

New Accounting Guidance

New accounting pronouncements are issued by the FASB or other standard setting bodies and are adopted by the Company as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, to amend the effective date of ASU 2014-09 by one year, which is now effective for annual and interim reporting periods in 2018 for public entities and for annual reporting periods in 2019 and interim reporting periods in 2020 for nonpublic entities. In 2016, the FASB issued the following ASUs related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations; ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Revenue from Contracts with Customers. All of the supplemental ASUs must be adopted simultaneously with ASU 2014-09 using one of the two retrospective application methods. The Company adopted this ASU in January 2018 using the full retrospective approach and it did not have any significant impact on the Company’s consolidated financial statements and related disclosures. The Company elected to use the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

practical expedient to exclude disclosures of variable transaction prices allocated to remaining performance obligations and an explanation of when the Company expects to recognize such revenue for all periods prior to the date of initial application.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which will require entities to recognize fair value changes resulting from a change in the instrument-specific credit risk for financial liabilities that would be measured under the fair value option in current GAAP through other comprehensive income instead of through net income. This ASU is effective for annual and interim reporting periods in 2018 for public entities. This ASU is effective for annual reporting periods in 2019 and interim reporting periods in 2020 for nonpublic entities. The Company adopted this ASU in January 2018 and it did not have any significant impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which changes how the definition of a lease is applied and requires lessees to recognize assets and liabilities arising from operating leases on the balance sheet. Lessees and lessors are now required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach or use an optional transition method that allows lessees and lessors to continue recognizing and disclosing leases entered into prior to the adoption date under current GAAP. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date and the ability to use hindsight in evaluating lessee options to extend a lease, terminate a lease or to purchase the underlying asset. This ASU is effective for annual and interim reporting periods in 2019 for public entities. This ASU is effective for annual reporting periods in 2020 and interim reporting periods in 2021 for nonpublic entities. In 2018 and 2019, the FASB issued the following ASUs related to ASU 2016-02: ASU 2018-10, Codification Improvements to Topic 842, Leases; ASU 2018-11, Leases: Targeted Improvements; ASU 2018-20, Leases: Narrow-Scope Improvements for Lessors; and ASU 2019-01, Leases: Codification Improvements. All of the supplemental ASUs must be adopted simultaneously with ASU 2016-02. The Company adopted this ASU in January 2019 using the modified retrospective approach and implemented as of the earliest period presented. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements and related disclosures (see note 1). The Company elected to use the practical expedient to account for each separate lease component and the nonlease components associated with that lease component as a single lease component for its leases of real estate and certain office equipment. The Company also elected to use the practical expedient regarding hindsight when determining the lease term of leases containing renewal options.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses, which will require entities to use a forward-looking expected loss approach instead of the incurred loss approach in effect today when estimating the allowance for credit losses. This ASU is effective for annual and interim reporting periods in 2020 for U.S. Securities and Exchange Commission filers and 2021 for all other public entities. In 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to amend the effective date of ASU 2016-13 for annual reporting periods for nonpublic entities, which is now effective for annual and interim reporting periods in 2022 for nonpublic entities. This ASU must be adopted simultaneously with ASU 2016-13. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation: Scope of Modification Accounting, to provide clarity and decrease diversity in practice when applying Topic 718, Compensation—Stock Compensation, to a change in the terms or conditions of a share-based payment award. This ASU is effective for annual and interim reporting periods in 2018 for public and nonpublic entities. The Company adopted this ASU in January 2018 and it did not have any impact on the Company’s consolidated financial statements and related disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, to amend and improve on certain aspects of ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU is effective for annual and interim reporting periods in 2018 for public entities. This ASU is effective for annual reporting periods in 2019 and interim reporting periods in 2020 for nonpublic entities. The Company adopted this ASU in January 2018 and it did not have any impact on the Company’s consolidated financial statements and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, to reflect the implications of the Tax Cuts and Jobs Act regarding the measurement period timeframe, reporting requirements and changes in subsequent reporting periods as well as other guidance. The Company has reflected the impact of this ASU on the tax provision and deferred tax calculation as of December 31, 2018 and 2017. (See note 9).

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting, to simplify the accounting for share-based payment transactions to nonemployees. This ASU is effective for annual and interim reporting periods in 2019 for public entities. This ASU is effective for annual reporting periods in 2020 and interim reporting periods in 2021 for nonpublic entities. The Company adopted this ASU in January 2019 using a modified retrospective approach and determined it did not have a significant impact on the Company’s consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements, to clarify, correct errors in or make minor improvements to the codification. Amendments in this ASU that do not require transition guidance are effective immediately. Amendments in this ASU that do have transition guidance are effective for annual and interim reporting periods in 2019 for public entities and for annual and interim reporting periods in 2020 for nonpublic entities. The Company has adopted the amendments that are effective immediately and they did not have a significant impact on the Company’s consolidated financial statements and related disclosures. The Company adopted the remaining amendments in January 2019 and determined they did not have a significant impact on the Company’s consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This ASU is effective for annual and interim reporting periods in 2020 for public and nonpublic entities. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which requires certain implementation costs to be capitalized. This ASU is effective for annual and interim reporting periods in 2020 for public entities. This ASU is effective for annual reporting periods in 2021 and interim reporting periods in 2022 for nonpublic entities. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to clarify and address implementation issues around the new standards related to credit losses, hedging and recognizing and measuring financial instruments. Amendments in this ASU related to credit losses and hedging have the same effective dates as the respective standards unless an entity has already adopted the standards, in which case the amendments are effective for annual and interim reporting periods in 2020. Amendments in this

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASU related to recognizing and measuring financial instruments are effective for annual and interim reporting periods in 2020 for public entities and nonpublic entities. The Company has not yet determined the potential impact of this ASU on its consolidated financial statements and related disclosures.

(3) Property and Equipment

The following table presents the detail of property and equipment, net as recorded in the consolidated balance sheets:

		As of December 31,
	Useful Lives	2018	2017
	(in years)	(in thousands)
Solar energy systems	35	$1,311,458	$1,031,555
Construction in progress		77,847	112,399
Asset retirement obligations	30	17,381	13,864
Information technology systems	3	17,380	12,063
Computers and equipment	3-5	1,251	1,103
Leasehold improvements	3-6	883	883
Furniture and fixtures	7	735	733
Vehicles	4	548	532
Other	5	52	23

Property and equipment, gross		1,427,535	1,173,155
Less: accumulated depreciation		(99,078)	(60,082)

Property and equipment, net		$1,328,457	$1,113,073

Solar Energy Systems. The amounts included in the above table for solar energy systems and substantially all of the construction in progress relate to the Company’s customer contracts (including solar power purchase agreements and leases). These assets had accumulated depreciation of $87.6 million and $53.2 million as of December 31, 2018 and 2017, respectively.

Depreciation Expense. During the years ended December 31, 2018 and 2017, the Company recognized depreciation expense of $39.3 million and $29.5 million, respectively, with depreciation on the solar energy systems included in cost of revenue—depreciation and depreciation on all other property and equipment included in general and administrative expense.

Capitalization of Interest Costs. The Company capitalized interest costs of $216,000 during the year ended December 31, 2017, which were included in property and equipment. Due to the structure of the Company’s financing arrangements, interest no longer qualified for capitalization after March 2017.

(4) Disaster Losses

The Company has insurance coverage related to property damage and business interruption. When a solar energy system is damaged by natural a disaster, the Company impairs all or a portion of the net book value to operations and maintenance expense in the period for which the amount is probable and can be reasonably estimated. Insurance proceeds for property damage are estimated and recorded as a receivable (included in accounts receivable—other in the consolidated balance sheet) and a reduction to operations and maintenance expense when the receipt of the proceeds is deemed probable but such proceeds are not to exceed the amount of impairment expense recorded. Insurance proceeds for property damage that exceed the amount of impairment expense recorded and insurance proceeds related to business interruption are recorded when received, as a reduction to operations and maintenance expense. Costs incurred to repair or replace a solar energy system are capitalized (included in property and equipment, net in the consolidated balance sheet) and are classified as an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investing cash outflow in the consolidated statement of cash flows. Insurance proceeds received for property damage are classified as an investing cash inflow in the consolidated statement of cash flows. Insurance proceeds received for business interruption are classified as an operating cash inflow in the consolidated statement of cash flows.

Hurricane Harvey in Texas. In August 2017, hurricane Harvey made landfall on the coast of Texas causing unprecedented flooding and significant damage to residences and businesses. During the year ended December 31, 2017, the Company incurred an insignificant amount of costs for hurricane Harvey related to maintaining business continuity and assisting employees displaced from their homes. These costs were included in general and administrative expense in the consolidated statement of operations.

Hurricane Maria in Puerto Rico. In September 2017, hurricane Maria made landfall in Puerto Rico causing catastrophic wind and water damage to the island’s infrastructure, residences and businesses. A majority of Puerto Rico was left without electrical power. In addition, other basic utility and infrastructure services (such as water, communications, ports and other transportation networks) were severely curtailed and the government imposed a mandatory curfew. Prior to the hurricane, the Company implemented certain business continuity measures. Although the Company’s critical business systems experienced minimal outages from the hurricane, the Company’s physical operations in Puerto Rico were significantly disrupted primarily due to the lack of electricity and communications and limited accessibility.

Throughout 2017 and 2018, the Company completed assessments of solar energy systems in Puerto Rico and submitted requests to the insurance company for recoveries for damage to solar energy systems and business interruption. However, the Company did not complete all reasonable estimates until December 2018 due to the overall impact of the hurricane on Puerto Rico. Although the Company’s solar energy systems are distributed energy sources, most are dependent upon complementary grid power to operate and all are dependent upon cellular communication services for operations and monitoring and evaluation. The outage was the largest and longest in U.S. history. As such, many repairs and estimates of damages and lost customers lagged the restoration of these services. Given the loss of grid power and cellular communication and the fact that much of Puerto Rico was not navigable, assessment of the Company’s solar energy systems and status of its customers continued through the fourth quarter of 2018. The Company recorded adjustments based on the estimated amount of property damage as of December 31, 2017. The final settlement with the insurance company was completed and those funds were received in the fourth quarter of 2018.

As of December 31, 2018, $9.8 million of insurance proceeds had been received, of which $5.8 million represents recoveries for damage to solar energy systems and $4.0 million represents recoveries for business interruption. The Company reassessed the collectability of the receivables related to the solar energy systems in Puerto Rico and determined there were no significant write-offs or allowances needed.

Wildfires in California. In October 2017 and November 2018, major wildfires burned throughout California and damaged several customers’ homes and solar energy systems. These wildfires did not have a significant impact on the results of operations or financial position of the Company. The related impairments and insurance recoveries are included in the table below.

Typhoon Yutu in Saipan. In October 2018, typhoon Yutu impacted Saipan causing massive wind and water damage to the island’s infrastructure, residences and businesses. Several customer homes and solar energy systems were damaged; however, typhoon Yutu did not have a significant impact on the results of operations or financial position of the Company. The related impairments and insurance recoveries are included in the table below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018, substantially all solar energy systems damaged by a natural disaster that were deemed economical to repair have been repaired. The impact of the disaster losses as recorded in the consolidated statements of operations for the years ended December 31, 2018 and 2017 is as follows:

	Year Ended December 31,
	2018	2017
	(in thousands)
Operations and maintenance expense:
Impairment of solar energy systems due to disaster losses	$5,840	$6,745
Insurance proceeds received/expected to be received—property damage	(53)	(5,922)
Insurance proceeds received—business interruption	(2,693)	(1,307)
Other hurricane-related charges	1,679	65
General and administrative expense:
Other hurricane-related charges	750	146

Total	$5,523	$(273)

(5) Asset Retirement Obligations

AROs consist primarily of costs to remove solar energy system assets and costs to restore the solar energy system sites to the original condition, which are estimated based on current market rates. For each system, the Company has recognized the fair value of the ARO as a liability and capitalized that cost as part of the cost basis of the related solar energy system. The related assets are depreciated on a straight-line basis over 30 years, which is the estimated average time a solar energy system will be installed in a location before being removed, and the related liabilities are accreted to the full value over the same period of time. The Company may revise its estimated future liabilities based on recent actual experiences and other cost estimate changes. If there are changes in estimated future costs, those changes will be recorded as either a reduction or addition in the carrying amount of the remaining unamortized asset and the ARO and either decrease or increase the Company’s depreciation and accretion expense amounts prospectively. The following table presents the changes in AROs as recorded in other long-term liabilities in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$15,347	$10,911
Additional obligations incurred	3,607	3,752
Accretion expense	1,183	704
Other	(104)	(20)

Balance at end of period	$20,033	$15,347

(6) Notes Receivable

The Company offers an Easy Own program, under which the customer finances the purchase of a solar energy system through a solar service agreement, typically for a term of 25 years. As of December 31, 2018, the Company recorded $179.6 million of notes receivable under the Easy Own program, of which $7.6 million is included in other current assets and $172.0 million is included in customer notes receivable, net in the consolidated balance sheet. As of December 31, 2017, the Company recorded $76.7 million of notes receivable under the Easy Own program, of which $3.0 million is included in other current assets and $73.7 million is included in customer notes receivable, net in the consolidated balance sheet. As of December 31, 2018 and 2017,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company invested $20.4 million and $18.2 million, respectively, in Easy Own systems not yet placed in service, which is included in other assets in the consolidated balance sheets. The fair values of the Company’s notes receivable and the corresponding carrying amounts are as follows:

	As of December 31,
	2018		2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		(in thousands)
Easy Own notes receivable	$179,632	$179,990	$76,651	$76,583

Interest income from customer notes receivable is recorded in interest expense, net in the consolidated statements of operations. For the years ended December 31, 2018 and 2017, interest income was $6.1 million and $3.0 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) Long-Term Debt

The following table presents the detail of long-term debt, net, long-term debt, net—affiliates and long-term debt—paid-in-kind, net—affiliates as recorded in the consolidated balance sheets:

	Year Ended December 31, 2018 Weighted Average Effective Interest Rates	As of December 31, 2018		Year Ended December 31, 2017 Weighted Average Effective Interest Rates	As of December 31, 2017
		Long-term	Current		Long-term	Current
		(in thousands, except interest rates)
Sunnova
Senior secured notes	14.89%	$40,000	$—	14.16%	$—	$80,000
Convertible notes	12.20%	—	15,000		—	—
Paid-in-kind		4,219	1,500		—	3,379
Deferred financing costs, net		(38)	—		—	(1,588)
AP4
Secured term loan	5.25%	101,026	3,036	4.53%	104,053	3,046
Debt discount, net		(202)	—		(284)	—
Deferred financing costs, net		(418)	—		(603)	—
AP6WII
Warehouse credit facility	8.47%	54,603	—	11.48%	83,540	—
Deferred financing costs, net		(309)	—		(613)	—
HELI
Solar asset-backed notes	6.47%	224,835	10,522	6.48%	235,632	11,864
Debt discount, net		(4,124)	—		(4,985)	—
Deferred financing costs, net		(7,217)	—		(8,841)	—
LAPH
Secured term loan	8.36%	43,167	1,038	7.87%	228,411	9,438
Debt discount, net		(552)	—		—	—
Deferred financing costs, net		(482)	—		(3,183)	—
EZOP
Warehouse credit facility	9.68%	58,200	—	9.89%	29,740	—
TEPIH
Secured term loan	6.55%	107,239	3,356	9.02%	66,511	1,489
Debt discount, net		(62)	—		—	—
Deferred financing costs, net		(4,892)	—		(5,681)	—
TEPIIH
Warehouse credit facility	8.41%	57,552	—		—	—
Debt discount, net		(1,710)	—		—	—
Deferred financing costs, net		(1,612)	—		—	—
HELII
Solar asset-backed notes	5.60%	253,687	9,013		—	—
Debt discount, net		(55)	—		—	—
Deferred financing costs, net		(6,425)	—		—	—

Total		$916,430	$43,465		$723,697	$107,628

Availability as of December 31, 2018. As of December 31, 2018, the Company had $249.6 million of borrowing capacity under its various financing arrangements, consisting of $120.4 million under the AP6WII warehouse credit facility, $11.8 million under the EZOP warehouse credit facility and $117.4 million under the TEPIIH warehouse credit facility. There is no borrowing capacity available under any of the Company’s other financing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted Average Effective Interest Rates. The weighted average effective interest rates disclosed in the table above are the weighted average stated interest rates for each debt instrument plus the effect on interest expense for other items classified as interest expense, such as the amortization of deferred financing costs, amortization of debt discounts and commitment fees on unused balances.

Sunnova Senior Secured Notes. In April 2017, Sunnova issued senior secured notes due October 2018 in an aggregate principal amount of $80.0 million to certain existing investors in Sunnova. As part of the transaction, certain existing investors were required to commit to fund an additional $40.0 million to Sunnova by December 2017 in exchange for shares of Series A convertible preferred stock (Preferred Stock Commitment). As discussed below, Sunnova received funding for the Preferred Stock Commitment in October 2017. In addition, Sunnova was required to evidence the funding of additional subscriptions from existing or new investors for equity interests totaling $80.0 million, including the Preferred Stock Commitment that was already funded, by October 2018. The Sunnova senior secured notes bear interest at an annual rate of 12.00%, of which 6.00% is payable in cash quarterly and the remaining 6.00% is payable in additional debt securities having the same terms, including maturity dates and interest rates, as the original debt securities, subject to certain conditions. This feature is commonly known as payment-in-kind and utilizing it effectively increases the principal note balance. The lenders of the Sunnova senior secured notes are related parties and the related transactions have been classified as such in the consolidated balance sheets as of December 31, 2018 and 2017 and in the consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018 and 2017 (see note 11).

The terms under the Sunnova senior secured notes contain certain covenants and restrictions, including the requirement that Sunnova maintain a minimum liquidity of $8.0 million at the end of each month and on a 30-day average for each month prior to the date certain affiliates of Energy Capital Partners (ECP) has funded its portion of the Preferred Stock Commitment of $28.2 million, which ECP has funded. In November 2017, the terms of the Sunnova senior secured notes were amended to, among other things, allow for the issuance of Series B convertible preferred stock to certain of Sunnova’s affiliates. In May 2018, the terms of the Sunnova senior secured notes were amended to extend the maturity date from October 2018 to January 2019, which was further amended (see note 17). As of December 31, 2018, the Company was in compliance with the debt covenants under the Sunnova senior secured notes.

Sunnova Convertible Notes. In August 2017, Sunnova issued a convertible note for $15.0 million to ECP (2017 Note), which is subordinated to the Sunnova senior secured notes, with a maturity date of the earlier of (a) the repayment of the Sunnova senior secured notes or (b) November 2018. The 2017 Note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2017 Note (i.e. payment-in-kind) quarterly until maturity. Under the terms of the 2017 Note, the Company cannot make cash payments for interest or principal on the 2017 Note until the Sunnova senior secured notes have been repaid in full. The 2017 Note allows for ECP to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of $5.3246735 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2017 Note. In October 2017, ECP exercised the conversion option and converted the aggregate outstanding principal, including paid-in-kind interest, of $15.2 million into 2,852,790 shares of Series A convertible preferred stock and the 2017 Note was terminated. The 2017 Note satisfied $15.0 million of ECP’s portion of the $40.0 million Preferred Stock Commitment under the Sunnova senior secured notes. The remaining $25.0 million of the Preferred Stock Commitment was funded in October 2017 by ECP and other existing investors in Sunnova in exchange for shares of Series A convertible preferred stock (see note 13).

In March 2018, Sunnova issued a convertible note for $15.0 million to ECP (2018 Note), which is subordinated to the Sunnova senior secured notes, with a maturity date of the earlier of (a) the repayment of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sunnova senior secured notes or (b) May 2019, which was amended (see note 17). The 2018 Note bears interest at an annual rate of 12.00%, which is only payable by increasing the outstanding principal balance of the 2018 Note quarterly until maturity. Under the terms of the 2018 Note, the Company cannot make cash payments for interest or principal on the 2018 Note until the Sunnova senior secured notes have been repaid in full. The 2018 Note allows for ECP to convert the outstanding principal balance (including accrued paid-in-kind interest) into Series A convertible preferred stock at a rate equal to the lesser of $5.3246735 per share (adjusted for subsequent stock splits, combinations, recapitalizations or the like affecting the Series A convertible preferred stock) or the lowest purchase price per share of Series A convertible preferred stock issued after the date of the 2018 Note.

LV3 Debt. In August 2013, Sunnova Lease Vehicle 3, LLC (LV3) and Sunnova Lease Vehicle 3-BG, LLC (LV3-BG), a wholly-owned subsidiary of LV3 at that time, entered into a collateral-based financing agreement with Texas Capital Bank, N.A. (TCB), as administrative agent, and the lenders party thereto, to obtain funding for solar energy systems, working capital and general and administrative expenses of Sunnova, LV3 and LV3-BG. The initial aggregate principal amount of the commitments under the LV3 financing agreement was $37.5 million, which could be increased under certain conditions to $50.0 million. In August 2014, the Company increased the principal amount of the commitments to $42.8 million and added LV3-HI, then a wholly-owned subsidiary of LV3, as an obligee. Borrowings under the LV3 financing agreement were secured by the assets of LV3, LV3-BG and LV3-HI, which included certain solar energy systems and the related solar service agreements and accounts receivable.

The loans under the LV3 financing agreement bore interest at an annual rate of either LIBOR plus 3.25% or a base rate (defined as, for any day, a rate of interest per annum equal to the highest of (a) the prime rate for such day, (b) the sum of the federal funds rate for such day plus 0.50% and (c) adjusted LIBOR for such day plus 1.00%) plus 2.25%. The loans converted to an amortizing term loan in April 2015 and began amortizing monthly based on a modified mortgage style amortization schedule.

In August 2017, the LV3 financing agreement was amended to, among other things, change the maturity date from August 2018 to December 2017 and allow LV3 and LV3-BG to sell or otherwise dispose of all solar energy systems to ITRH and use the proceeds to repay a substantial portion of the aggregate outstanding principal amount under the LV3 financing agreement. In December 2017, the aggregate outstanding principal under the LV3 financing agreement of $1.3 million was fully repaid and the LV3 financing agreement was terminated.

AP4 Debt. In July 2014, AP4 entered into a collateral-based financing agreement with TCB, as administrative agent, and the lenders party thereto, to obtain funding for solar energy systems, working capital and general and administrative expenses of Sunnova and AP4. The initial aggregate principal amount of the commitments under the AP4 financing agreement was $90.0 million, which was increased to $110.0 million in October 2015 and then reduced to $107.1 million in December 2017 in connection with the payment of the amounts outstanding under the LV3 financing agreement and AP4’s acquisition of LV3-HI. Borrowings under the AP4 financing agreement are secured by the assets of AP4 and its subsidiary, which include certain solar energy systems and the related solar service agreements, accounts receivable and note receivable.

The loans under the AP4 financing agreement bear interest at an annual rate of either LIBOR plus 3.00% or a base rate (defined as, for any day, a rate of interest per annum equal to the highest of (a) the prime rate for such day; (b) the sum of the federal funds rate for such day plus 0.50%; and (c) adjusted LIBOR for such day plus 1.00%) plus 2.00%. In addition, through December 2016, the AP4 debt accrued a commitment fee at a rate equal to 0.50% per year of the daily unused amount of the commitment. In December 2016, the loans converted to an amortizing term loan and began amortizing quarterly based on a modified mortgage style amortization schedule. The terms under the AP4 financing agreement contain certain covenants and restrictions, including a ratio of consolidated EBITDA (as defined in the agreement) to debt service (as defined in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

agreement) that may not be less than 1.25 to 1.00 for any four-quarter period ending as of the end of any fiscal quarter. Furthermore, the borrowers are permitted to pay distributions so long as after giving effect thereto, the debt service coverage ratio is at least 1.00 to 1.00.

In March 2017, the AP4 financing agreement was amended to, among other things, extend the maturity date from July 2019 to July 2020. In December 2017, the AP4 financing agreement was amended to, among other things, admit into the collateral pool and borrow against certain assets previously financed under the LV3 financing agreement, the proceeds of which were used to repay a substantial portion of the aggregate outstanding principal amount under the LV3 financing agreement. In December 2018, the AP4 financing agreement was amended to, among other things, extend the start date of required excess cash flow payments from January 2019 to June 2019 and add a minimum net worth requirement. As of December 31, 2018, the Company was in compliance with the debt covenants under the AP4 financing agreement.

AP5H Debt. In November 2014, AP5H entered into a loan agreement with a group of lenders, including GSO Capital Partners, LP, and Wilmington Trust, N.A., as administrative agent, to obtain funding for solar energy systems and related assets and a portion of working capital and general and administrative expenses of Sunnova, AP5H and Sunnova Asset Portfolio 5, LLC (AP5), a wholly-owned subsidiary of AP5H. The maximum amount available to be borrowed under the AP5H loan agreement was not to exceed $250.0 million, available in multiple draws. In June 2015, the AP5H loan agreement was amended to increase the maximum amount of the commitments from $250.0 million to $350.0 million. The obligations of AP5H under the AP5H loan agreement were guaranteed by Sunnova and were secured by a pledge of the equity of AP5. In April 2017, the aggregate outstanding principal and related paid-in-kind amounts under the AP5H loan agreement of $233.1 million were fully repaid and the AP5H loan agreement was terminated.

The loans under the AP5H loan agreement bore interest at an annual rate of 12.00%. As defined in the AP5H loan agreement, the first cash rate was calculated at 8.00% of the outstanding principal balance and the second cash rate was calculated at 4.00% of the outstanding principal balance. The terms of the AP5H loan agreement gave the Company the option to make interest payments when due in cash or in kind, subject to certain conditions. The redemption price under the AP5H loan agreement was equal to the sum of the greater of (a) the then outstanding amount funded under the loan in cash (for the avoidance of doubt excluding any principal resulting from interest paid-in-kind) plus a 12.00% per year return on such amount, compounded on an annual basis from the original issue date and paid in cash (taking into consideration all prior interest paid in cash (other than default interest)) and (b) 1.2 times the then outstanding amount funded under the loan in cash (for the avoidance of doubt excluding any principal resulting from interest paid-in-kind) (taking into consideration all prior interest paid in cash (other than default interest)).

AP5C Debt and Securitization. In October 2015, AP5C, a special purpose entity, entered into a secured revolving warehouse credit facility with Credit Suisse AG, Cayman Islands Branch and Key Bank N.A. The warehouse credit facility allowed for the pooling and transfer of eligible solar energy systems and related asset receivables on a non-recourse basis subject to certain limited exceptions. The assets and cash flows of AP5C were not available to satisfy the obligations of Sunnova or any other affiliate of AP5C and AP5C was not liable for any obligations of Sunnova or any other affiliate of AP5C. The creditors of AP5C had no recourse to Sunnova’s other assets except as expressly set forth in the credit agreement related to the AP5C warehouse credit facility. The aggregate principal amount of commitments under the AP5C warehouse credit facility was $125.0 million, which could have been increased up to a maximum amount of $225.0 million under certain conditions. In addition, the obligations under the AP5C warehouse credit facility were secured by a first priority security interest in substantially all of AP5C’s assets. In December 2015, the warehouse credit facility was amended to increase the aggregate principal amount of the then-available commitments to $175.0 million, which could have been increased to $275.0 million, under certain conditions. The proceeds of the loans under the warehouse credit facility were available to purchase or otherwise acquire solar energy systems and certain related

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

solar energy system assets directly from AP5 (which were originated by Sunnova) pursuant to a sale and contribution agreement, fund certain reserve accounts that are required to be maintained by AP5C in accordance with the credit agreement governing the warehouse credit facility and pay fees and expenses incurred in connection with the warehouse credit facility. The amount available for borrowings at any one time under the warehouse credit facility was limited to a borrowing base amount determined monthly and at each borrowing and calculated based on the aggregate discounted present value of remaining payments owed to AP5C in respect of the solar energy systems transferred to AP5C. The AP5C warehouse credit facility had a maturity date of October 2017. In April 2017, the aggregate outstanding principal amount under the AP5C warehouse credit facility of $233.3 million was fully repaid and the AP5C warehouse credit facility was terminated.

Interest on the borrowings under the warehouse credit facility was due monthly. Borrowings under the warehouse credit facility bore interest at an annual rate equal to the weighted average cost to the lender of any commercial paper (to the extent the lender funds an advance by using commercial paper) plus 3.00% issued to fund such borrowings. Otherwise, borrowings under the warehouse credit facility bore interest at an annual rate equal to LIBOR plus 4.50%. The warehouse credit facility required AP5C to pay a fee based on the daily unused portion of the commitments under the warehouse credit facility. Revenues from the solar energy systems were deposited into accounts established pursuant to the warehouse credit facility and applied in accordance with a cash waterfall in the manner specified in the warehouse credit facility. AP5C was also required to maintain a liquidity reserve account and an inverter replacement reserve account for the benefit of the lenders under the warehouse credit facility, each of which were required to remain funded at all times to the levels specified in the credit agreement).

In connection with the AP5C warehouse credit facility, affiliates of Sunnova received a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement and (c) AP5’s obligations to repurchase certain ineligible solar energy systems sold to AP5C pursuant to the sale and contribution agreement, but did not provide a general guarantee of the creditworthiness of the assets of AP5C pledged as the collateral for the warehouse credit facility. Under Sunnova’s limited guarantee, Sunnova was subject to certain financial covenants regarding tangible net worth, minimum liquidity and unrestricted cash on hand.

AP6WII Debt and Securitization. In April 2016, AP6WII, a special purpose entity, entered into a secured revolving warehouse credit facility with Goldman Sachs Bank USA. The warehouse credit facility allows for the pooling and transfer of eligible solar energy systems and related asset receivables on a non-recourse basis subject to certain limited exceptions. The assets and cash flows of AP6WII are not available to satisfy the obligations of Sunnova or any other affiliate of AP6WII and AP6WII is not liable for any obligations of Sunnova or any other affiliate of AP6WII. The creditors of AP6WII have no recourse to Sunnova’s other assets except as expressly set forth in the credit agreement.

The aggregate principal amount of commitments under the AP6WII warehouse credit facility is $175.0 million, which may be increased at AP6WII’s request and the committed lender’s discretion. The proceeds of the loans under the warehouse credit facility are available to purchase or otherwise acquire solar energy systems and certain related solar energy system assets (which were originated by Sunnova) directly from Sunnova Asset Portfolio 6, LLC (AP6), a wholly-owned subsidiary of AP6H and sole member of AP6WII, pursuant to a sale and contribution agreement, fund certain reserve accounts that are required to be maintained by AP6WII in accordance with the credit agreement governing the warehouse credit facility, purchase interest rate swaps and swaptions in connection with borrowings and pay fees and expenses incurred in connection with the warehouse credit facility. The amount available for borrowings at any one time under the warehouse credit facility is limited to a borrowing base amount determined at each borrowing and calculated based on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aggregate discounted present value of remaining payments owed to AP6WII in respect of the solar energy systems transferred to AP6WII. The AP6WII credit facility has a maturity date of April 2020.

Interest on the borrowings under the warehouse credit facility is due monthly. During the commitment availability period, borrowings under the AP6WII warehouse credit facility bear interest at an annual rate equal to LIBOR or, if such rate is unavailable, a base rate, plus (a) the ratio of discounted cash flows for all eligible solar energy systems other than those subject to the Easy Own program to the discounted cash flows for all eligible solar energy systems multiplied by 5.00% per year plus (b) the ratio of discounted cash flows for eligible solar energy systems subject to the Easy Own program to the discounted cash flows for all eligible solar energy systems multiplied by 4.25% per year. After the availability period, interest accrues at an annual rate equal to LIBOR or, if such rate is unavailable, a base rate, plus (a) the ratio of discounted cash flows for all eligible solar energy systems other than those subject to the Easy Own program to the discounted cash flows for all eligible solar energy systems multiplied by 5.50% per year plus (b) the ratio of discounted cash flows for eligible solar energy systems subject to the Easy Own program to the discounted cash flows for all eligible solar energy systems multiplied by 4.75% per year. The warehouse credit facility requires AP6WII to pay a fee based on the daily unused portion of the commitments under the warehouse credit facility. Since May 2018, the warehouse credit facility requires AP6WII to pay an underutilization fee based on the prior twelve month’s commitments meeting certain thresholds under the warehouse credit facility. The credit agreement is secured by a first priority security interest in all of AP6WII’s assets. Revenues from the solar energy systems will be deposited into accounts established pursuant to the warehouse credit facility and applied in accordance with a cash waterfall in the manner specified in the warehouse credit facility. AP6WII is also required to maintain a liquidity reserve account and an inverter replacement reserve account for the benefit of the lenders under the warehouse credit facility, each of which must remain funded at all times to the levels specified in the credit agreement (see note 2).

In connection with the AP6WII warehouse credit facility, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova has guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement, (c) ITRH’s, AP6H’s and AP6’s obligations to repurchase or substitute certain ineligible solar energy systems eventually sold to AP6WII pursuant to the sale and contribution agreement and (d) certain indemnification obligations related to Sunnova’s affiliates in connection with the AP6WII warehouse credit facility, but does not provide a general guarantee of the creditworthiness of the assets of AP6WII pledged as the collateral for the warehouse credit facility. Under Sunnova’s limited guarantee, Sunnova is subject to certain financial covenants regarding tangible net worth and unrestricted liquidity (including unrestricted cash and availability under other debt and equity financing arrangements).

In April 2017, the AP6WII warehouse credit facility was amended to, among other things, extend the availability period from April 2017 to April 2019, extend the maturity date from April 2018 to April 2020 and change the borrowing base and interest amounts to be calculated separately for power purchase agreements and leases versus solar energy systems subject to the Easy Own program. As of December 31, 2018, the Company was in compliance with the debt covenants under the AP6WII warehouse credit facility.

HELI Debt and Securitization. In April 2017, the Company pooled and transferred eligible solar energy systems and the related asset receivables into HELI, a special purpose entity, that issued $191.8 million in aggregate principal amount of Series 2017-1 Class A solar asset-backed notes, $18.0 million in aggregate principal amount of Series 2017-1 Class B solar asset-backed notes and $45.0 million in aggregate principal amount of Series 2017-1 Class C solar asset-backed notes (collectively, the Notes) with a maturity date of September 2049. The Notes were issued at a discount of 0.05% for Class A, 9.28% for Class B and 8.65% for Class C and bear interest at an annual rate equal to 4.94%, 6.00% and 8.00%, respectively. As of December 31, 2018, these solar energy systems had a carrying value of $306.2 million and are included in property and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

equipment, net in the consolidated balance sheet. The cash flows generated by these solar energy systems are used to service the semi-annual principal and interest payments on the Notes and satisfy HELI’s expenses, and any remaining cash can be distributed to Helios Depositor, LLC, HELI’s sole member. In connection with the Notes, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova has guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement and (c) AP5’s obligations to repurchase or substitute certain ineligible solar energy systems eventually sold to HELI pursuant to the sale and contribution agreement. HELI is also required to maintain a liquidity reserve account and an inverter replacement reserve account for the benefit of the lenders under the Notes, each of which must remain funded at all times to the levels specified in the Notes (see note 2). The creditors of HELI have no recourse to Sunnova’s other assets except as expressly set forth in the Notes. As of December 31, 2018, the Company was in compliance with the debt covenants and requirements under the Notes.

LAPH Debt and Securitization. In April 2017, LAPH and its wholly-owned subsidiaries Sunnova LAP I, LLC and Sunnova LAP II, LLC, entered into a term loan agreement with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto, for an initial aggregate committed principal amount of $260.0 million with a maturity date of December 2018, which was amended (see below). The proceeds of the loans were available to purchase or otherwise acquire solar energy systems (which were originated by Sunnova) directly from AP7H pursuant to a sale and contribution agreement, fund certain reserve accounts that are required to be maintained by the borrowers in accordance with the loan agreement and pay fees and expenses incurred in connection with the loan agreement. The amount available for borrowings at any one time under the loan agreement was limited to a borrowing base amount determined at each borrowing and calculated based on the aggregate discounted present value of remaining payments owed to LAPH and its wholly-owned subsidiaries in respect of the solar energy systems transferred to LAPH and its wholly-owned subsidiaries.

Interest on the borrowings under the LAPH loan agreement is due monthly. Class A advances under the LAPH loan agreement initially bore interest at an annual rate equal to the weighted-average cost to the lender of any commercial paper (to the extent the lender funds an advance by issuing commercial paper) plus 3.30%. Class B advances bore interest at an annual rate equal to 11.00%. The loan agreement requires the borrowers to pay a fee based on the daily unused portion of the commitments under the loan agreement. Revenues from the solar energy systems will be deposited into accounts established pursuant to the loan agreement and applied in accordance with a cash waterfall in the manner specified in the loan agreement. The borrowers are also required to maintain a liquidity reserve account and an inverter replacement reserve account for the benefit of the lenders under the loan agreement, each of which must remain funded at all times to the levels specified in the loan agreement (see note 2).

In connection with the LAPH loan agreement, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova has guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement, (c) AP7H’s obligations to repurchase or substitute certain ineligible solar energy systems sold to LAPH and its wholly-owned subsidiaries pursuant to certain sale and contribution agreements and (d) certain indemnification obligations related to its affiliates in connection with the LAPH loan agreement, but does not provide a general guarantee of the creditworthiness of the assets of LAPH and its wholly-owned subsidiaries pledged as the collateral for the loan agreement. Under Sunnova’s limited guarantee, Sunnova is subject to certain financial covenants regarding tangible net worth, working capital and restrictions on the use of proceeds from the loan agreement. As of December 31, 2018, the Company was in compliance with the debt covenants under the LAPH loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2018, the LAPH loan agreement was amended to, among other things, extend the maturity date from December 2018 to May 2019. In November 2018, the LAPH warehouse credit facility was amended to, among other things, decrease the maximum commitment amount of Class A advances to $44.2 million and of Class B advances to $0, extend the maturity date to November 2022, and change the interest on Class A advances to an annual rate equal to LIBOR plus 4.50%.

EZOP Debt and Securitization. In April 2017, EZOP, a special purpose entity, entered into a secured revolving warehouse credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto, for an aggregate committed amount of $100.0 million with a maturity date of April 2019. The aggregate committed amount was reduced to $70.0 million in August 2017. The maturity date and aggregate committed amount were later amended (see note 17). The warehouse credit facility allows for the pooling and transfer of eligible Easy Owns on a non-recourse basis subject to certain limited exceptions. The proceeds of the loans under the warehouse credit facility are available to purchase or otherwise acquire Easy Owns (which were originated by Sunnova) directly from AP7H pursuant to a sale and contribution agreement, fund certain reserve accounts that are required to be maintained by EZOP in accordance with the credit agreement and pay fees and expenses incurred in connection with the warehouse credit facility. The amount available for borrowings at any one time under the warehouse credit facility is limited to a borrowing base amount determined at each borrowing and calculated based on the aggregate discounted present value of remaining payments owed to EZOP in respect of the Easy Owns transferred to EZOP.

Interest on the borrowings under the warehouse credit facility is due monthly. Borrowings under the EZOP warehouse credit facility bear interest at an annual rate equal to the weighted-average cost to the lender of any commercial paper (to the extent the lender funds an advance by issuing commercial paper) plus 3.50% during the commitment availability period and 4.50% after the commitment availability period. The warehouse credit facility requires EZOP to pay a fee based on the daily unused portion of the commitments under the warehouse credit facility. Revenues from the solar energy systems will be deposited into accounts established pursuant to the warehouse credit facility and applied in accordance with a cash waterfall in the manner specified in the warehouse credit facility. EZOP is also required to maintain a liquidity reserve account and an inverter replacement reserve account for the benefit of the lenders under the warehouse credit facility, each of which must remain funded at all times to the levels specified in the credit agreement (see note 2).

In connection with the EZOP warehouse credit facility, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova has guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement, (c) AP7H’s obligations to repurchase or substitute certain ineligible solar energy systems sold to EZOP pursuant to certain sale and contribution agreements and (d) certain indemnification obligations related to its affiliates in connection with the EZOP warehouse credit facility, but does not provide a general guarantee of the creditworthiness of the assets of EZOP pledged as the collateral for the warehouse credit facility. Under Sunnova’s limited guarantee, Sunnova is subject to certain financial covenants regarding tangible net worth, working capital and restrictions on the use of proceeds from the warehouse credit facility. As of December 31, 2018, the Company was in compliance with the debt covenants under the EZOP warehouse credit facility.

TEPIH Debt. In June 2017, TEPIH entered into a loan agreement with CIT Bank, N.A., as administrative agent, and the lenders party thereto. The TEPIH loan agreement allows for borrowings based on the present value of certain estimated cash flows from subsidiaries of TEPIH. Under the TEPIH loan agreement, TEPIH may borrow up to an aggregate committed amount of $140.0 million with a required initial borrowing of $15.0 million. The proceeds of the loans under the TEPIH loan agreement are available to purchase or reimburse TEPID for a portion of the financing of acquired solar energy systems (which were originated by Sunnova) directly from TEPID pursuant to a contribution agreement or purchase and sale agreement, fund certain reserve

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accounts that are required to be maintained by TEPIH in accordance with the loan agreement and pay fees and expenses incurred in connection with the TEPIH loan agreement. The amount available for borrowings at any one time under the TEPIH loan agreement is limited to a borrowing base amount determined at each borrowing and calculated based on the aggregate discounted present value of remaining payments owed to TEPIH in respect of the solar energy systems owned by certain subsidiaries of TEPIH. The TEPIH loan agreement has a maturity date of five years from the last day of the availability period, which is defined as the earlier of (a) June 2018, (b) the date the aggregate committed amount has been fully utilized or (c) the date an event of default has occurred. In June 2018, the TEPIH loan agreement was amended to extend the availability period from June 2018 to December 2018.

Interest on the borrowings under the TEPIH loan agreement is due quarterly. Borrowings under the TEPIH loan agreement bear interest at an annual rate of either LIBOR plus the applicable margin or a base rate (defined as, for any day, a rate of interest per annum equal to the highest of (a) the prime rate for such day, (b) the sum of the federal funds effective rate for such day plus 0.50% and (c) LIBOR for one month plus 1.00%) plus the applicable margin. The applicable margin increases during the life of the facility and is (a) 3.00% for LIBOR loans and 2.00% for base rate loans from loan inception through the last day of the availability period, (b) 3.25% for LIBOR loans and 2.25% for base rate loans from the last day of the availability period through the three year anniversary of the last day of the availability period and (c) 3.50% for LIBOR loans and 2.50% for base rate loans from the three year anniversary of the last day of the availability period through the maturity date. As of December 31, 2018, the Company was in compliance with the debt covenants under the TEPIH loan agreement. See note 17.

TEPIIH Debt. In August 2018, TEPIIH entered into a warehouse credit facility with Credit Suisse AG, New York Branch, as administrative agent, and the lenders party thereto. The TEPIIH warehouse credit facility allows for borrowings based on the aggregate value of solar assets owned by subsidiaries of TEPIIH subject to certain excess concentration limitations. Under the TEPIIH warehouse credit facility, TEPIIH may borrow up to an initial aggregate committed amount of $125.0 million with a maximum commitment amount of $175.0 million. The proceeds from the warehouse credit facility are available for funding certain reserve accounts required by the warehouse credit facility, making distributions to the parent of TEPIIH and to service fees incurred in executing the warehouse credit facility. The TEPIIH warehouse credit facility has a maturity date of August 2022, which was amended (see note 17).

Interest on the borrowings under the TEPIIH warehouse credit facility is due quarterly. Borrowings under the TEPIIH warehouse credit facility bear interest at an annual rate of either LIBOR divided by a percentage equal to 100% minus a reserve percentage or a base rate (defined as, for any day, a rate of interest per annum equal to the highest of (a) the prime rate for such day and (b) the sum of the weighted average of the rates on overnight federal funds transactions with members of the federal reserve system arranged by federal funds brokers as published for such day plus 0.50%. As of December 31, 2018, the Company was in compliance with the debt covenants under the TEPIIH warehouse credit facility.

HELII Debt and Securitization. In November 2018, the Company pooled and transferred eligible solar energy systems and the related asset receivables into Sunnova Helios II Issuer, LLC (HELII), a special purpose entity, that issued $202.0 million in aggregate principal amount of Series 2018-1 Class A solar asset-backed notes and $60.7 million in aggregate principal amount of Series 2018-1 Class B solar asset-backed notes (collectively, the Notes II) with a maturity date of July 2048. The Notes II were issued at a discount of 0.02% for Class A and 0.02% for Class B and bear interest at an annual rate equal to 4.87% and 7.71%, respectively. As of December 31, 2018, these solar energy systems had a carrying value of $340.3 million and are included in property and equipment, net in the consolidated balance sheet. The cash flows generated by these solar energy systems are used to service the semi-annual principal and interest payments on the Notes II and satisfy HELII’s expenses, and any remaining cash can be distributed to Helios Depositor II, LLC, HELII’s sole member. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

connection with the Notes II, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management and servicing agreements. In addition, Sunnova has guaranteed (a) the manager’s obligations to manage the solar energy systems pursuant to the management agreement, (b) the servicer’s obligations to service the solar energy systems pursuant to the servicing agreement and (c) Sunnova ABS Holding’s obligations to repurchase or substitute certain ineligible solar energy systems eventually sold to HELII pursuant to the sale and contribution agreement. HELII is also required to maintain a liquidity reserve account, an inverter replacement reserve account and a cash trap reserve account for the benefit of the lenders under the Notes II, each of which must remain funded at all times to the levels specified in the Notes II (see note 2). The creditors of HELII have no recourse to Sunnova’s other assets except as expressly set forth in the Notes II. As of December 31, 2018, the Company was in compliance with the debt covenants and requirements under the Notes II.

Fair Values of Long-Term Debt. The fair values of the Company’s long-term debt and the corresponding carrying amounts are as follows:

	As of December 31,
	2018		2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		(in thousands)
Sunnova senior secured and convertible notes	$60,719	$60,223	$83,379	$82,838
AP4 secured term loan	104,062	104,062	107,099	107,099
AP6WII warehouse credit facility	54,603	54,603	83,540	83,540
HELI solar asset-backed notes	235,357	229,766	247,496	243,633
LAPH secured term loan	44,205	44,205	237,849	237,849
EZOP warehouse credit facility	58,200	58,200	29,740	29,740
TEPIH secured term loan	110,595	110,595	68,000	68,000
TEPIIH warehouse credit facility	57,552	57,552	—	—
HELII solar asset-backed notes	262,700	274,857	—	—

Total(1)	$987,993	$994,063	$857,103	$852,699

(1)	Amounts exclude the net deferred financing costs and net debt discounts of $28.1 million and $25.8 million as of December 31, 2018 and 2017, respectively.

For the AP4, AP6WII, LAPH, EZOP, TEPIH and TEPIIH debt, the estimated fair values as of December 31, 2018 and 2017 approximate the carrying amounts due primarily to the variable nature of the interest rates of the underlying instruments. For the Sunnova, HELI and HELII debt, the estimated fair values as of December 31, 2018 and 2017 were determined based on a yield analysis of similar type debt.

Principal Maturities of Long-Term Debt. As of December 31, 2018, the principal maturities of the Company’s long-term debt were as follows:

Principal Maturities of Long-Term Debt
(in thousands)
2019	$43,465
2020	181,565
2021	66,231
2022	173,425
2023	116,112
2024 and thereafter	407,195

Total	$987,993

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) Derivative Instruments

Interest Rate Swap on LV3 Debt. In February 2015, LV3 entered into a fixed-for-floating interest rate swap for a notional amount of $21.4 million at a fixed interest rate of 4.285% to economically hedge its exposure to the variable interest rates on a portion of the outstanding LV3 debt. No collateral was posted for the interest rate swap as it is secured under the LV3 financing agreement. In February 2017, LV3’s interest rate swap terminated and the Company obtained a waiver to temporarily extend the requirement to hedge the interest on a portion of LV3’s debt. In April 2017, LV3 entered into a rate cap transaction for a notional amount of $21.0 million to economically hedge its exposure to the variable interest rates on a portion of the outstanding LV3 debt. No collateral was posted for this transaction as it was secured under the LV3 financing agreement. The agreement terminated in December 2017 when the aggregate outstanding principal balance of LV3’s debt was fully repaid.

Interest Rate Swaps on AP4 Debt. During the year ended December 31, 2017, AP4 entered into interest rate swaps for an aggregate notional amount of $106.0 million with fixed interest rates ranging from 2.110% to 4.655% to economically hedge its exposure to the variable interest rates on a portion of the outstanding AP4 debt. The agreements became effective in January 2017 and December 2017 and terminate in January 2020. In January 2018, the notional amount of the interest rate swaps began decreasing to match AP4’s estimated quarterly principal payments on the debt. No collateral was posted for the interest rate swaps as they are secured under the AP4 financing agreement. During the year ended December 31, 2018, AP4 unwound all outstanding swaps with an aggregate notional amount of $105.2 million and received cash of $666,000. AP4 subsequently entered into an interest rate swap with a notional amount of $105.2 million with fixed interest rates ranging from 1.579% to 2.338%. The agreement became effective in March 2018 and terminates in July 2020. In April 2018, the notional amount of the interest rate swap began decreasing to match AP4’s estimated quarterly principal payments on the debt.

Interest Rate Swaps on AP5C Debt. During the year ended December 31, 2017, AP5C entered into interest rate swaps for an aggregate notional amount of $14.4 million with fixed interest rates ranging from 2.090% to 2.499% to economically hedge its exposure to the variable interest rates on a portion of the outstanding AP5C debt. The agreements were to become effective in October 2017 and ranged in termination from September 2021 to January 2030. No collateral was posted for the interest rate swaps as they were secured under the AP5C warehouse credit facility. In April 2017, the aggregate outstanding principal amount under the AP5C warehouse credit facility was fully repaid and all AP5C swaps were settled.

Interest Rate Swaps on AP6WII Debt. During the years ended December 31, 2018 and 2017, AP6WII entered into interest rate swaps for an aggregate notional amount of $63.6 million and $167.8 million, respectively, with fixed interest rates ranging from 2.796% to 3.254% and from 2.300% to 2.726%, respectively, to economically hedge its exposure to the variable interest rates on a portion of the outstanding AP6WII debt. During the year ended December 31, 2018, AP6WII unwound swaps with an aggregate notional amount of $101.4 million and recorded a realized gain of $5.7 million. In 2017, AP6WII unwound swaps with a notional amount of $126.5 million and recorded a realized loss of $2.1 million. Some agreements became effective in April 2017 while the remaining become effective in April 2019 and all agreements terminate ten years after the respective effective date. No collateral was posted for the interest rate swaps as they are secured under the AP6WII warehouse credit facility.

Interest Rate Swaps on LAPH Debt. During the years ended December 31, 2018 and 2017, LAPH entered into interest rate swaps for an aggregate notional amount of $44.2 million and $224.2 million, respectively, at fixed interest rates of 3.409% and 2.410%, respectively, to economically hedge its exposure to the variable interest rates on a portion of the outstanding LAPH debt. Beginning in January 2019, the notional amount of the interest rate swaps decrease to match LAPH’s estimated quarterly principal payments on the debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The agreements’ effective dates range from November 2018 to December 2018 and range in termination from in June 2033 to October 2036. During the year ended December 31, 2018, LAPH unwound a swap with a notional amount of $224.2 million and recorded a realized gain of $11.5 million. No collateral was posted for the interest rate swap as it is secured under the LAPH warehouse credit facility.

Interest Rate Swaps on EZOP Debt. During the years ended December 31, 2018 and 2017, EZOP entered into interest rate swaps for an aggregate notional amount of $102.6 million and $20.3 million, respectively, with fixed interest rates ranging from 1.900% to 3.014% and 2.230%, respectively, to economically hedge its exposure to the variable interest rates on a portion of the outstanding EZOP debt. In March 2018, the notional amount of the interest rate swaps began decreasing to match EZOP’s estimated monthly principal payments on the debt. The agreements’ effective dates range from March 2018 to April 2019 and range in termination from April 2019 to March 2027. No collateral was posted for the interest rate swap as it is secured under the EZOP warehouse credit facility.

Interest Rate Swaps on TEPIH Debt. During the years ended December 31, 2018 and 2017, TEPIH entered into interest rate swaps for an aggregate notional amount of $41.7 million and $61.2 million, respectively, with fixed interest rates ranging from 2.918% to 3.104% and from 2.350% to 2.515%, respectively, to economically hedge its exposure to the variable interest rates on a portion of the outstanding TEPIH debt. In January 2018, the notional amount of the interest rate swaps began decreasing to match TEPIH’s estimated quarterly principal payments on the debt. The agreements’ effective dates range from August 2017 to December 2018 and range in termination from April 2033 to January 2035. No collateral was posted for the interest rate swaps as they are secured under the TEPIH loan agreement.

Interest Rate Swaps on TEPIIH Debt. During the year ended December 31, 2018, TEPIIH entered into interest rate swaps for an aggregate notional amount of $54.7 million with fixed interest rates ranging from 2.995% to 3.383% to economically hedge its exposure to the variable interest rates on a portion of the outstanding TEPIIH debt. Beginning in October 2020, the notional amount of the interest rate swaps decreases to match TEPIIH’s estimated quarterly principal payments on the debt. The agreements’ effective dates range from September 2018 to December 2018 and range in termination from July 2031 to October 2041. No collateral was posted for the interest rate swaps as they are secured under the TEPIIH loan agreement.

The following table presents a summary of the outstanding derivative instruments:

	As of December 31, 2018		As of December 31, 2017
	Fixed Interest Rate	Aggregate Notional Amount	Fixed Interest Rate	Aggregate Notional Amount
	(in thousands, except interest rates)
AP4	2.338%	$102,921	2.110% - 4.655%	$106,000
AP6WII	2.402% - 3.254%	72,025	2.402% - 2.726%	102,581
LAPH	3.409%	44,205	2.410%	224,168
EZOP	1.900% - 3.014%	55,290	2.230%	20,255
TEPIH	2.350% - 3.104%	99,536	2.350% - 2.515%	61,200
TEPIIH	2.995% - 3.383%	54,675	— %	—

Total		$428,652		$514,204

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of the interest rate swaps as recorded in the consolidated balance sheets:

	As of December 31,
	2018	2017
	(in thousands)
Other assets	$270	$357
Other current liabilities	—	(123)
Other long-term liabilities	(8,161)	(2,017)

Total, net	$(7,891)	$(1,783)

The Company did not designate the interest rate swaps and swaptions as hedging instruments for accounting purposes. As a result, changes in fair value are recognized immediately in interest expense, net. The following table presents the impact of the interest rate swaps and swaptions as recorded in the consolidated statements of operations:

	Year Ended December 31,
	2018	2017
	(in thousands)
Realized (gain) loss	$(17,004)	$3,295
Unrealized loss	6,100	5,944

Total	$(10,904)	$9,239

(9) Income Taxes

The effective income tax rate is 0% for the years ended December 31, 2018 and 2017. Total income tax differs from the amounts computed by applying the statutory income tax rate to loss before income tax primarily as a result of the valuation allowance. The sources of these differences are as follows:

	Year Ended December 31,
	2018	2017
	(in thousands)
Loss before income tax	$(68,409)	$(90,182)
Statutory tax rate	21%	35%

Tax benefit computed at statutory rate	(14,366)	(31,564)
State income tax, net of federal benefit	(4,308)	(3,406)

Adjustments from permanent differences:
Enactment of the Tax Cuts and Jobs Act	—	(6,118)
Other	(3)	1,185
Increase in valuation allowance, net	18,667	27,667

Total income tax	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

State, federal and foreign income taxes are $0 for the years ended December 31, 2018 and 2017. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) are as follows:

	As of December 31,
	2018	2017
	(tax effected, in thousands)
Federal net operating loss carryforward	$137,810	$114,740
State net operating loss carryforward	38,659	25,746
ITC carryforward	226,378	207,516
Federal unused interest deduction carryforward	10,202	—
Investment in certain financing arrangements	16,374	—
Other deferred tax assets	11,531	5,620

Deferred tax assets	440,954	353,622

Fixed asset basis difference	(188,087)	(124,514)
Investment in certain financing arrangements	(5,391)	(8,199)
Other deferred tax liabilities	(874)	(875)

Deferred tax liabilities	(194,352)	(133,588)

Valuation allowance	(246,602)	(220,034)

Net deferred tax asset	$—	$—

Enactment of the Tax Cuts and Jobs Act. In December 2017, the U.S. enacted tax legislation commonly known as the Tax Cuts and Jobs Act. This law significantly changed U.S. corporate income tax laws by, among other things, reducing the U.S. federal corporate income tax rate from a highest marginal rate of 35% to a flat rate of 21% beginning in 2018. During the year ended December 31, 2017, the Company recognized income tax expense of $6.1 million for the revaluation of the net deferred tax asset based on a U.S. federal corporate income tax rate of 21%, which was fully offset by a reduction in the net deferred tax asset valuation allowance.

A full valuation allowance of $246.6 million and $220.0 million was recorded against the Company’s net deferred tax assets as of December 31, 2018 and 2017, respectively. Management believes it is not more likely than not that future taxable income and the reversal of deferred tax liabilities will be sufficient to realize its net deferred tax assets. The estimated federal tax net operating loss carryforward as of December 31, 2018 is approximately $656.2 million, which will begin to expire in 2032 if not utilized. The Company also generated $18.9 million of ITCs in 2018 for a net $226.4 million through December 31, 2018, which will begin to expire in 2033 if not utilized.

The Company assessed whether it had any significant uncertain tax positions related to open examination or other Internal Revenue Service issues and determined there were none. Accordingly, no reserve for uncertain tax positions was recorded. Should a provision for any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company’s policy to accrue for such in its income tax accounts. There were no such accruals as of December 31, 2018 and 2017 and the Company does not expect a significant change in gross unrecognized tax benefits in the next twelve months. The Company’s tax years 2015 through 2018 remain subject to examination by the Internal Revenue Service and the states and territories in which it operates. However, due to the Company’s net losses and ITCs, the Company’s 2012 to 2014 tax returns are potentially subject to examination adjustments to the extent of those net losses and ITC carryforwards.

(10) Detail of LAPH, EZOP and TEPIIH Assets and Liabilities

As discussed in note 7, in April 2017, LAPH and EZOP entered into a loan agreement and warehouse credit facility, respectively, that allows for the pooling and transfer of eligible solar energy systems and related

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

asset receivables on a basis that is generally non-recourse. Under the agreements, the loan proceeds of LAPH and EZOP are available to purchase or otherwise acquire solar energy systems and certain related assets directly from AP7H pursuant to a sale and contribution agreement. In August 2018, TEPIIH entered into a loan agreement that allows TEPIIH to borrow on the aggregate value of solar assets owned by subsidiaries of TEPIIH pursuant to a pledge agreement. Such assets were initially originated by Sunnova and assigned to LAPH and EZOP via AP7H and to the subsidiaries of TEPIIH via TEPIID. The following table presents the detail of assets and liabilities of LAPH, EZOP and TEPIIH as recorded in the consolidated balance sheet:

	As of December 31, 2018
	LAPH	EZOP	TEPIIH
	(in thousands)
Assets
Current assets:
Cash	$860	$624	$1,442
Accounts receivable—trade, net	583	226	313
Accounts receivable—other	9	—	57
Other current assets	123	3,561	4,799

Total current assets	1,575	4,411	6,611

Property and equipment, net	55,477	—	186,390
Customer notes receivable, net	—	82,056	—
Other assets	2,360	935	2,349

Total assets	$59,412	$87,402	$195,350

Liabilities
Current liabilities:
Accounts payable	$27	$1	$1,252
Accounts payable, net—affiliates	649	26	26,328
Accrued expenses	195	8	775
Current portion of long-term debt	1,038	—	—
Other current liabilities	731	114	688

Total current liabilities	2,640	149	29,043

Long-term debt, net	42,133	58,200	54,230
Other long-term liabilities	4,021	13,369	4,623

Total liabilities	$48,794	$71,718	$87,896

(11) Related-Party Transactions

AP5H Loan Agreement. During 2017, certain affiliates of the Company who were members of management or had representatives on the Board acted as lenders under the AP5H loan agreement. As discussed in note 7, the aggregate principal and related paid-in-kind amounts were fully repaid and the AP5H loan agreement was terminated in April 2017. The related transactions have been classified as such in the consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2017.

Sunnova Debt. As of December 31, 2018 and 2017, certain affiliates of the Company who have representatives on the Board are holders of the Sunnova senior secured notes and Sunnova convertible notes. The related transactions have been classified as such in the consolidated balance sheets as of December 31, 2018 and 2017 and in the consolidated statements of operations and consolidated statements of cash flows for the years ended December 31, 2018 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Redeemable Noncontrolling Interests

In February 2017, the Company formed TEPI, a subsidiary of Sunnova TEP I Manager, LLC, which is the Class B member of TEPI. In March 2017, the Company admitted a tax equity investor as the Class A member of TEPI. The Class A member made an initial capital commitment of $80.0 million and increased this commitment to $91.1 million in November 2017 and to $97.5 million in December 2017. In October 2017, the Company formed Sunnova TEPII and in December 2017, the Company formed Sunnova TEPIIB, each a subsidiary of Sunnova TEP II Manager, LLC, which is the Class B member of TEPII and TEPIIB. In December 2017, the Company admitted a tax equity investor as the Class A member of TEPII and TEPIIB. The Class A member made an initial capital commitment of $30.0 million and $40.0 million to TEPII and TEPIIB, respectively, and increased this commitment to $57.0 million for TEPIIB in May 2018.

The purpose of TEPI, TEPII and TEPIIB (the tax equity entities) is to own and operate a portfolio of residential solar energy systems. The terms of the tax equity entities’ operating agreements contain allocations of income/loss and ITCs that vary over time and adjust between the members at a set date (referred to as the flip date) in what is commonly referred to as a partnership calendar dated flip structure. The flip date is based on the passage of a fixed period of time that generally corresponds to the expiration of the recapture period associated with ITCs. From inception through the flip date, the Class A members’ allocation of income/loss and ITCs is generally 99% and the Class B members’ allocation of income/loss and ITCs is generally 1%. After the flip date, the Class A members’ allocation of income/loss will flip from 99% to 5% and the Class B members’ allocation of income/loss will flip from 1% to 95%.

The redeemable noncontrolling interests are comprised of Class A units, which represent the tax equity investors’ interest in the tax equity entities, and are classified between liabilities and equity in the consolidated balance sheets. Both the Class A members and Class B members have written call options to allow either member to redeem the other member’s interest in the tax equity entities upon the occurrence of certain contingent events, such as bankruptcy, dissolution/liquidation and forced divestitures of the tax equity entities. The Class B members have the option to purchase all Class A units, which is exercisable at any time during the nine-month period commencing upon the flip date, and also have the contingent obligation to purchase all Class A units if the Class A members exercise their right to withdraw, which is exercisable at any time during the nine-month period commencing upon the flip date. The carrying values of the redeemable noncontrolling interests were equal to the redemption values as of December 31, 2018 and 2017.

Guarantees. The Company is contractually obligated to make certain Class A members whole for losses they may suffer in certain limited circumstances resulting from the disallowance or recapture of ITCs. The Company has concluded the likelihood of a significant recapture event is remote and consequently has not recorded a liability for any potential recapture exposure. The maximum potential future payments the Company could be required to make under this obligation would depend on the IRS successfully asserting upon audit the fair market values of the solar energy systems sold or transferred to the tax equity entities as determined by the Company exceed the allowable basis for the systems for purposes of claiming ITCs. The fair market values of the solar energy systems and related ITCs are determined and the ITCs are allocated to the Class A members in accordance with the tax equity entities’ operating agreements. Due to uncertainties associated with estimating the timing and amounts of distributions, the likelihood of an event that may trigger repayment, forfeiture or recapture of ITCs to such Class A members, and the fact that the Company cannot determine how the IRS will evaluate system values used in claiming ITCs, the Company cannot determine the potential maximum future payments that are required under these guarantees.

From time to time, the Company incurs non-performance fees, which may include, but is not limited to, delays in the installation process and interconnection to the power grid of solar energy systems and other factors. The non-performance fees are settled by either a reimbursement of a portion of the Class A members’ capital or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

an additional payment to the Class A members. During the years ended December 31, 2018 and 2017, the Company did not make any reimbursements or payments related to non-performance fees. As of December 31, 2018 and 2017, the Company recorded a liability of $1.3 million and $0, respectively, related to non-performance fees.

(13) Stockholders’ Equity

Series A and Series C Convertible Preferred Stock

The Series A and Series C convertible preferred stock is convertible into Series A common stock of Sunnova at an initial conversion ratio of 1:1, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to any of Sunnova’s common stock and to broad-based weighted average anti-dilution protection. The Series A and Series C convertible preferred stock is mandatorily convertible into Series A common stock upon either (a) the closing of a public offering of shares of common stock of Sunnova with aggregate gross proceeds, net of underwriting discounts and commissions, of not less than $175.0 million at a per share offering price of at least 1.25 times the original purchase price of the Series A convertible preferred stock or (b) the affirmative vote of at least 80% of the shares of Series A and Series C convertible preferred stock voting as a single class and on an “as converted basis”. The holders of Series A and Series C convertible preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of Series A common stock into which the Series A and Series C convertible preferred stock held by such holders is convertible as of the record date for determining stockholders entitled to vote on such matter.

The holders of Series A and Series C convertible preferred stock shall be entitled to receive compounding preferred dividends in an amount per year equal to 6% of the sum of (a) the original issue price of such stock and (b) the amount of previously accrued dividends. Dividends on the Series A and Series C convertible preferred stock shall be cumulative from the original issue date. In the event of a liquidation, dissolution or winding up of the Company or certain other deemed liquidation events, then, before any distribution or payment out of the proceeds shall be made to or set aside for the holders of any common stock or any other junior capital stock of the Company, the holders of Series A and Series C convertible preferred stock shall be entitled to receive, out of the proceeds available for distribution, an amount equal to the greater of, as of the date of the liquidation, dissolution or winding up, (a) the sum of the purchase price for such Series A or Series C convertible preferred stock plus any accrued but unpaid dividends on the Series A or Series C convertible preferred stock or (b) such amount as would have been payable had all shares of Series A or Series C convertible preferred stock been converted into Series A common stock immediately prior to such liquidation, dissolution or winding up (i.e. liquidation preference). If the assets of the Company available for distribution to its stockholders are not sufficient to pay the liquidation preference in full to all holders of Series A and Series C convertible preferred stock, the amounts paid to holders of Series A and Series C convertible preferred stock shall be pro rata in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. If the liquidation preference shall have been paid in full to all holders of Series A and Series C convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of common stock or other capital stock of the Company. In the event of a deemed liquidation event, the holders of at least 80% of the then outstanding shares of Series A and Series C convertible preferred stock may require the Company to use the assets of Sunnova available for distribution to its stockholders to redeem all outstanding shares of Series A and Series C convertible preferred stock at a price per share equal to the liquidation preference.

In April 2017, the Company increased the number of authorized voting shares of Series A convertible preferred stock from 90,000,000 shares to 105,000,000 shares. During the year ended December 31, 2017, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company issued 9,409,174 shares of Series A convertible preferred stock at $5.3246735 per share in exchange for $50.1 million in cash. Additionally, in October 2017, the Company retired approximately $15.2 million principal and related paid-in-kind amounts of the Sunnova convertible note in exchange for 2,852,790 shares of Series A convertible preferred stock of the Company (see note 7).

In March 2018, the Company increased the number of authorized voting shares of convertible preferred stock from 105,000,000 to 150,000,000 shares, of which 110,000,000 shares were designated as Series A convertible preferred stock and 40,000,000 shares were designated as Series C convertible preferred stock. During the year ended December 31, 2018, the Company issued 30,344,827 shares of Series C convertible preferred stock at $5.80 per share in exchange for $176.0 million in cash. See below for non-cash issuance of Series A convertible preferred stock.

Series B Convertible Preferred Stock

The Series B convertible preferred stock was convertible into Series A common stock of Sunnova at a rate determined by dividing the original issue price by the conversion price of $3.73 at or after the earlier of (a) November 9, 2018 or (b) immediately prior to the consummation of a sale of the Company, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to any of Sunnova’s common stock and to broad-based weighted average anti-dilution protection. The Series B convertible preferred stock was mandatorily convertible into Series A common stock upon either (a) the closing of the sale of shares of any of Sunnova’s common stock to the public at a price of at least approximately $6.6558 per share (subject to appropriate adjustments) or (b) the affirmative vote of at least 75% of the shares of Series A and Series B convertible preferred stock. Each holder of Series B convertible preferred stock was entitled to cast the number of votes equal to the number of whole shares of Series A common stock into which the Series B convertible preferred stock held by such holder were convertible as of the record date for determining stockholders entitled to vote on such matter.

The original issue price of the Series B convertible preferred stock increased quarterly by an amount per year equal to 14% (PIK) of the sum of (a) the original issue price of such stock and (b) the amount of previously accrued PIK. PIK on the Series B convertible preferred stock was cumulative from the original issue date. In the event of a liquidation, dissolution or winding up of the Company or certain other deemed liquidation events, then, before any distribution or payment out of the proceeds was made to or set aside for the holders of any Series A convertible preferred stock, common stock or any other junior capital stock of the Company, the holders of Series B convertible preferred stock were entitled to receive, out of the proceeds available for distribution, an amount equal to the greater of, as of the date of the liquidation, dissolution or winding up, (a) the purchase price for such Series B convertible preferred stock or (b) such amount as would have been payable had all shares of Series B convertible preferred stock been converted into Series A common stock immediately prior to such liquidation, dissolution or winding up (i.e. liquidation preference). If the assets of the Company available for distribution to its stockholders were not sufficient to pay the liquidation preference in full to all holders of Series B convertible preferred stock, the amounts paid to holders of Series B convertible preferred stock were to be pro rata in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. If the liquidation preference shall have been paid in full to all holders of Series B convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders were to be distributed among the holders of Series A convertible preferred stock, common stock or other capital stock of the Company. In the event of a deemed liquidation event, the holders of at least 75% of the then outstanding shares of Series A and Series B convertible preferred stock may require the Company to use the assets of Sunnova available for distribution to its stockholders to redeem all outstanding shares of Series A and Series B convertible preferred stock at a price per share equal to the liquidation preference.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2017, the Company authorized 11,000,000 voting shares of Series B convertible preferred stock. During the year ended December 31, 2017, 10,693,501 shares were issued at $3.73 per share in exchange for $39.9 million in cash. In January 2018, the Company issued 30,360 shares of Series B convertible preferred stock at $3.73 per share in exchange for $113,000 in cash. In March 2018, the Company exchanged all outstanding shares of Series B convertible preferred stock, plus accrued PIK thereon, for 11,112,285 shares of Series A convertible preferred stock. Immediately following the exchange, all shares of Series B convertible preferred stock were canceled. As of December 31, 2018, there was no Series B convertible preferred stock outstanding.

Series A Common Stock

In November 2017, the Company increased the number of authorized voting shares of Series A common stock from 150,000,000 shares to 160,000,000 shares. In March 2018, the Company increased the number of authorized voting shares of Series A common stock from 160,000,000 to 180,000,000 shares, of which 150,000,000 shares have been reserved for the issuance of Series A common stock upon the conversion of Series A or Series C convertible preferred stock.

Series B Common Stock

The Company’s Series B non-voting common stock relates to the Company’s equity-based compensation plans (see note 14). As of December 31, 2018 and 2017, the number of shares of Series B common stock authorized was 20,000,000 shares. As of December 31, 2018, the Company has reserved shares of Series B non-voting common stock for future issuance under the Company’s equity-based compensation plans as follows:

Awards available for grant	8,781,828
Awards outstanding	11,218,172

Total	20,000,000

Treasury Stock

During 2017, the Company repurchased 12,629 shares of Series A common stock and 5,500 shares of Series B common stock from current and former employees at a weighted-average price of $4.62 per share and retired 12,629 shares of Series A treasury stock and 5,799 shares of Series B treasury stock. During 2018, the Company repurchased 1,505 shares of Series B common stock from former employees at a weighted-average price of $2.53 per share and retired 1,505 shares of Series B treasury stock.

(14) Equity-Based Compensation

Effective December 2013 and January 2015, the Company established and adopted two stock option plans (the Prior Plans) after approval by the Board. The termination date of the first plan is December 2023 and the termination date of the second plan is January 2025 (ten years from the effective dates). The persons eligible to receive options are employees and directors (“director” for the Prior Plans is defined as a member of the Board). In addition, under the Prior Plans the Company may grant shares of restricted stock to non-employee directors. Shares issuable upon the exercise of a stock option and issuance of restricted stock are shares of the Series B non-voting common stock. The Prior Plans provide the aggregate number of shares of common stock that may be issued pursuant to options and restricted stock shall not exceed 500,000 shares, which was the total number of Series B common stock authorized for issuance by the Company.

Effective March 2016, the Company established and adopted a new stock option plan (the 2016 Plan) after approval by the Board. No further awards may be made under the Prior Plans. The 2016 Plan allows for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

issuance of non-qualified and incentive stock options. The persons eligible to receive options are employees, consultants and independent directors (“independent director” for the 2016 Plan is defined as a member of the Board who is not an employee of the Company or its subsidiaries). Incentive stock options may only be issued to employees of the Company. Shares issuable upon the exercise of a stock option are shares of the Series B non-voting common stock. The 2016 Plan provides the aggregate number of shares of Series B common stock that may be issued pursuant to options shall not exceed 14,062,354 shares.

The Company must recognize the fair value of employee equity-based compensation awards as compensation cost in the financial statements, beginning on the grant date. Compensation cost is based on the fair value of the awards the entity expects to vest, recognized over the service period, and adjusted for actual forfeitures that occur before vesting. During the years ended December 31, 2018 and 2017, the Company recognized $3.0 million and $1.5 million, respectively, of compensation expense relating to equity-based compensation awards.

The Prior Plans and the 2016 Plan will only allow for settlement of stock options by the issuance of shares of Series B common stock and the Company therefore classifies the stock options as equity awards. A third-party appraisal firm is used for valuation purposes as deemed necessary by the Company.

Stock Options

During 2017, the Company, with approval of the Board, granted 950,047 stock options to employees. For these employee grants, the awards vest in five equal installments over five years. In April 2017, the Company, with approval of the Board, granted 20,000 stock options to a non-employee consultant. For this non-employee grant, the awards vest in five equal installments over five years. During 2017, 27,000 options were exercised resulting in the issuance of 27,000 shares of Series B common stock in exchange for an insignificant amount of cash and 4,750 options were net exercised (and thus, no cash was received) resulting in the issuance 2,663 shares of Series B common stock. In May 2017, Sunnova modified a stock option agreement with a former employee that will require a future expense of $653,000 to be recognized at the earlier of (a) a company liquidity event, as defined, or (b) April 2026.

During 2018, the Company, with approval of the Board, granted 4,222,850 stock options to employees. For these employee grants, the awards vest in five equal installments over five years. In April 2018, the Company, with approval of the Board, granted 58,000 stock options to non-employee consultants. For these non-employee grants, the awards vest in five equal installments over five years. During 2018, 3,250 options were net exercised (and thus, no cash was received) resulting in the issuance 1,505 shares of Series B common stock.

The Company used the following assumptions to apply the Black-Scholes option-pricing model to options granted during the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	2.62%	2.11%
Expected term (in years)	7.94	8.01
Volatility	81%	68%

The expected volatility was calculated based on the average historical volatilities of publicly traded peer companies determined by the Company. The risk-free interest rate used was based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the stock options to be valued. The expected dividend

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

yield is zero as the Company does not anticipate paying common stock dividends within the relevant time frame. The expected term has been estimated using the average of the contractual term and weighted average life of the options. The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Weighted Average Fair Value	Aggregate Intrinsic Value
					(in thousands)
Outstanding, December 31, 2016	8,344,400	$6.75	9.22		$299
Granted	970,047	$6.34	9.29	$2.31
Exercised	(31,750)	$0.79			$55
Forfeited	(1,896,266)	$6.83		$1.22

Outstanding, December 31, 2017	7,386,431	$6.71	8.36		$124
Granted	4,280,850	$6.97	9.28	$1.51
Exercised	(3,250)	$0.79			$6
Forfeited	(445,859)	$6.53		$1.43

Outstanding, December 31, 2018	11,218,172	$6.81	8.09		$129

Exercisable, December 31, 2018	3,654,960	$6.70	7.26		$129

Vested and expected to vest, December 31, 2018	11,218,172	$6.81	8.09		$129

Non-vested, December 31, 2017	4,623,696			$1.44

Non-vested, December 31, 2018	7,289,282			$1.49

The number of stock options that vested during the years ended December 31, 2018 and 2017 was 1,347,546 and 1,607,859, respectively. The grant date fair value of stock options that vested during each of the years ended December 31, 2018 and 2017 was $1.8 million and $2.0 million, respectively. As of December 31, 2018, there was $8.8 million of total unrecognized compensation expense related to stock options, which is expected to be recognized over the weighted average period of 1.8 years.

(15) Basic and Diluted Net Loss Per Share

The following table sets forth the computation of the Company’s basic and diluted net loss per share:

	Year Ended December 31,
	2018	2017
	(in thousands, except share and per share amounts)
Net loss attributable to stockholders	$(74,246)	$(91,085)
Dividends earned on Series A convertible preferred stock	(36,346)	(29,623)
Dividends earned on Series B convertible preferred stock	—	(580)
Dividends earned on Series C convertible preferred stock	(5,948)	—
Deemed dividends on convertible preferred stock exchange	(19,332)	—

Net loss attributable to common stockholders—basic and diluted	$(135,872)	$(121,288)

Net loss per share attributable to common stockholders—basic and diluted	$(6.74)	$(6.02)
Weighted average common shares outstanding—basic and diluted	20,144,275	20,140,638

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the weighted average shares of common stock equivalents that were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,
	2018	2017
Stock option awards	10,049,837	7,951,476
Convertible preferred stock	123,910,923	88,602,183

(16) Commitments and Contingencies

Legal. The Company is a party to a number of lawsuits, claims and governmental proceedings which are ordinary, routine matters incidental to its business. In addition, in the ordinary course of business the Company periodically has disputes with dealers and customers. The outcomes of these matters are not expected to have, either individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.

Performance Guarantee Obligations. As of December 31, 2018, the Company recorded $6.0 million relating to its guarantee of certain specified minimum solar energy production output under its solar leases and Easy Own program, of which $2.6 million is included in other current liabilities and $3.5 million is included in other long-term liabilities in the consolidated balance sheet. As of December 31, 2017, the Company recorded $4.2 million relating to these guarantees, of which $958,000 is included in other current liabilities and $3.2 million is included in other long-term liabilities in the consolidated balance sheet (see note 2).

The changes in the Company’s aggregate performance guarantee obligations are as follows:

	As of December 31,
	2018	2017
	(in thousands)
Balance at beginning of period	$4,173	$1,652
Accruals for obligations issued	3,033	2,647
Settlements made in cash	(1,162)	(126)

Balance at end of period	$6,044	$4,173

Operating Lease Obligations. The Company leases real estate and certain office equipment under operating leases. The following table presents the detail of lease expense:

	Year Ended December 31,
	2018	2017
	(in thousands)
Operating lease expense	$972	$972
Short-term lease expense	50	21
Variable lease expense	704	661
Sublease income	(70)	(41)

Total	$1,656	$1,613

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other information related to leases was as follows:

	Year Ended December 31,
	2018	2017
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$875	$814
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	4,175

	Year Ended December 31,
	2018	2017
Weighted average remaining lease term (years):
Operating leases	3.42	4.30
Weighted average discount rate:
Operating leases	4.63%	4.60%

Future minimum lease payments under the Company’s non-cancelable leases as of December 31, 2018 were as follows:

Operating Leases
(in thousands)
2019	$989
2020	842
2021	863
2022	512
2023	—
2024 and thereafter	—

Total	3,206
Amount representing interest	(252)

Present value of future payments	2,954
Current portion of lease liability	(871)

Long-term portion of lease liability	$2,083

Letters of Credit. In connection with various security arrangements for an office lease and merchant banking activities, the Company has letters of credit outstanding of $725,000 and $1.8 million as of December 31, 2018 and 2017, respectively. The letters of credit are cash collateralized for the same amount or a lesser amount and this cash is classified as restricted cash (see note 2).

Guarantees or Indemnifications. The Company enters into contracts that include indemnifications and guarantee provisions. In general, the Company enters into contracts with indemnities for matters such as breaches of representations and warranties and covenants contained in the contract and/or against certain specified liabilities. Examples of these contracts include dealer agreements, debt agreements, asset purchases and sales agreements, service agreements and procurement agreements. The Company is unable to estimate its maximum potential exposure under these agreements until an event triggering payment occurs. The Company does not expect to make any material payments under these agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information Technology Commitments. The Company has certain long-term contractual commitments related to information technology software services and licenses. Future commitments as of December 31, 2018 were as follows:

Information Technology Commitments
(in thousands)
2019	$2,900
2020	379
2021	—
2022	—
2023	—
2024 and thereafter	—

Total	$3,279

Restricted Net Assets. The Company’s various financing agreements contain provisions that restrict the ability of certain of the Company’s consolidated subsidiaries to transfer their net assets to Sunnova. Such restricted net assets amounted to approximately $445.0 million as of December 31, 2018.

(17) Subsequent Events

The Company has evaluated subsequent events through April 5, 2019, the date at which the consolidated financial statements were available to be issued.

Redeemable Noncontrolling Interests. In January 2019, the Company admitted tax equity investors as the Class A members of Sunnova TEP III, LLC (TEPIII), a subsidiary of Sunnova TEP III Manager, LLC which is the Class B member of TEPIII. The Class A members made a total capital commitment of $50.0 million.

Sunnova Senior Secured Notes. In January 2019, the terms of the Sunnova senior secured notes were amended to, among other things, extend the maturity date from January 2019 to July 2019. In April 2019, the terms of the Sunnova senior secured notes were further amended to, among other things, (a) extend the maturity date from July 2019 to March 2021, (b) decrease the interest rate from 12.00% per annum to 9.50% per annum, of which 4.75% is payable in cash quarterly and the remaining 4.75% is payable in additional debt securities (i.e. payment-in-kind) and (c) include a conversion feature such that the notes will be convertible into common stock, at the election of the holder, upon the occurrence of an initial public offering of Sunnova or a successor of at least $225.0 million in gross proceeds (an IPO). Each holder may elect to convert any or all of its notes at a price per share equal to the lesser of (a) $6.75 (as adjusted for any stock splits or other similar transactions which may occur prior to an IPO) and (b) 80% of the price per share to the public in an IPO (the Conversion Price). Upon the occurrence of an IPO, any notes that are not converted at the election of the holder are required to be redeemed at par, plus accrued and unpaid cash interest and a cash payment for any accrued and unpaid payment-in-kind interest, plus a cash payment equal to the value of a number of shares based on the price per share to the public in the IPO (such shares, the IPO Redemption Premium) of common stock equal to the excess (if any) of (a) the quotient obtained by dividing the aggregate principal amount of the notes so redeemed by the applicable Conversion Price that would have been applicable to a conversion of notes had such notes been outstanding on the date of such IPO and converted in connection therewith over (b) the quotient obtained by dividing the aggregate principal amount of the notes being redeemed by the public offering price per share of common stock in such IPO. Under the amended terms of the notes, if there are gross proceeds of less than $225.0 million in an IPO, Sunnova would only be obligated to redeem 50% of the notes not converted. If an IPO does not occur, the notes will remain outstanding until the maturity date and can be redeemed by Sunnova at par

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

at any time prior to maturity on the same terms as described above. In addition, if the notes are redeemed prior to the occurrence of an IPO, Sunnova is required to issue a warrant for the number of shares equal to the IPO Redemption Premium as a condition to any redemption or retirement. Such warrant will be automatically exercisable on a cashless basis for a price of $0.01 upon consummation of the IPO. If issued, any warrants would expire in March 2021.

Sunnova Convertible Notes. In January 2019, the 2018 Note was amended to, among other things, extend the maturity date from the earlier of (a) the repayment of the Sunnova senior secured notes or (b) May 2019 to the earlier of (a) the repayment of the Sunnova senior secured notes or (b) December 2019.

EZOP Debt and Securitization. In March 2019, the EZOP warehouse credit facility was amended to, among other things, extend the maturity date from April 2019 to November 2022 and increase the aggregate committed amount to $200.0 million.

TEPIH Debt. In March 2019, the aggregate outstanding principal amount under the TEPIH loan agreement of $108.9 million was fully repaid and the TEPIH loan agreement was terminated.

TEPIIH Debt. In March 2019, the TEPIIH warehouse credit facility was amended to, among other things, extend the maturity date from August 2022 to November 2022, increase the aggregate committed amount to $150.0 million and increase the maximum commitment amount to $250.0 million.

Sunnova RAYS I Issuer, LLC Debt and Securitization. In March 2019, the Company pooled and transferred eligible solar energy systems and the related asset receivables into Sunnova RAYS I Issuer, LLC (RAYSI), a special purpose entity, that issued $118.1 million in aggregate principal amount of Series 2019-1 Class A solar asset-backed notes with a maturity date of April 2044 and $15.0 million in aggregate principal amount of Series 2019-1 Class B solar asset-backed notes with a maturity date of April 2034 (collectively, the RAYSI Notes). The RAYSI Notes were issued with no discount for Class A and at a discount of 6.50% for Class B and bear interest at an annual rate equal to 4.95% and 6.35%, respectively. The cash flows generated by these solar energy systems are used to service the semi-annual principal and interest payments on the RAYSI Notes and satisfy RAYSI’s expenses, and any remaining cash can be distributed to Sunnova RAYS Depositor II, LLC, RAYSI’s sole member. In connection with the RAYSI Notes, affiliates of Sunnova receive a fee for managing and servicing the solar energy systems pursuant to management, servicing, facility administration and asset management agreements. In addition, Sunnova has guaranteed, among other things, (a) the obligations of certain Sunnova subsidiaries to manage and service the solar energy systems pursuant to management, servicing, facility administration and asset management agreements, (b) the managing member’s obligations, in such capacity, under the related financing fund’s limited liability company agreement and (c) certain Sunnova subsidiaries’ obligations to repurchase or substitute certain ineligible solar energy systems eventually sold to RAYSI pursuant to the related sale and contribution agreement. RAYSI is also required to maintain a liquidity reserve account, a supplemental reserve account for inverter replacement and financing fund purchase option exercises, a storage system reserve account and a cash trap reserve account for the benefit of the lenders under the RAYSI Notes, each of which must remain funded at all times to the levels specified in the RAYSI Notes. The creditors of RAYSI have no recourse to Sunnova’s other assets except as expressly set forth in the RAYSI Notes.

The terms of the RAYSI Notes contain certain events of default, including failure to comply with the terms of the transaction documents, failure of certain representations and warranties in the transaction documents to be incorrect in any material respect, subject to certain notice and cure periods, or Sunnova’s failure to maintain ownership of RAYSI and related depositor, managing member and financing fund. If an event of default occurs, RAYSI noteholders will be entitled to take various actions, including the acceleration of amounts due under the aggregation credit facility and foreclosure on the interests of the managing member and the financings fund that have been pledged to the indenture trustee. In addition to these events of default, the RAYSI Notes are subject to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

unscheduled prepayment events, including (a) a debt service coverage ratio falling or remaining below certain levels, (b) the failure to maintain insurance, (c) the failure to repay the RAYSI Notes in full prior to the applicable anticipated repayment date or (d) the occurrence of an event of default. The occurrence of an unscheduled prepayment event or an event of default could result in the more rapid repayment of the RAYSI Notes and the occurrence of an event of default could, in certain instances, result in the liquidation of the collateral securing the RAYSI Notes.

SCHEDULE I PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

SUNNOVA ENERGY CORPORATION

CONDENSED BALANCE SHEETS

(in thousands, except share amounts and share par values)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash	$13,553	$20,080
Accounts receivable, including affiliates	6,386	5,196
Other current assets	12,687	5,047

Total current assets	32,626	30,323

Investments in subsidiaries	482,282	400,652
Other assets	19,596	18,390

Total assets	$534,504	$449,365

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable, including affiliates	$1,732	$9,990
Accrued expenses	15,638	10,585
Current portion of long-term debt—affiliates, including paid-in-kind	16,500	81,791
Other current liabilities	2,839	900

Total current liabilities	36,709	103,266

Long-term debt, net—affiliates, including paid-in-kind	44,181	—
Other long-term liabilities	5,504	3,064

Total liabilities	86,394	106,330

Stockholders’ equity:
Series A convertible preferred stock, 104,851,119 and 93,738,834 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	1,049	937
Series B convertible preferred stock 0 and 10,693,501 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	—	107
Series C convertible preferred stock 30,344,827 and 0 shares issued as of December 31, 2018 and 2017, respectively, at $0.01 par value	303	—
Series A common stock, 20,093,529 shares issued as of December 31, 2018 and 2017 at $0.01 par value	201	201
Series B common stock, 50,695 shares issued as of December 31, 2018 and 2017 at $0.01 par value	1	1
Additional paid-in capital—convertible preferred stock	700,553	530,355
Additional paid-in capital—common stock	85,324	82,340
Accumulated deficit	(339,321)	(270,906)

Total stockholders’ equity	448,110	343,035

Total liabilities and stockholders’ equity	$534,504	$449,365

See accompanying notes to condensed financial statements.

SCHEDULE I PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

SUNNOVA ENERGY CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2018	2017
Revenue—affiliates	$6,944	$4,857

Operating expenses:
Cost of revenue	1,446	984
Operations and maintenance	5,427	3,767
General and administrative	62,134	51,071
Other operating expense (income)	(70)	20

Total operating expenses, net	68,937	55,842

Operating loss	(61,993)	(50,985)
Interest expense, net	1,537	1,141
Interest expense, net—affiliates	9,540	6,931
Equity in (earnings) losses of subsidiaries	(4,661)	31,125

Loss before income tax	(68,409)	(90,182)
Income tax	—	—

Net loss	$(68,409)	$(90,182)

See accompanying notes to condensed financial statements.

SCHEDULE I PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

SUNNOVA ENERGY CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(76,491)	$(48,932)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(11,443)	(4,793)
Investments in subsidiaries	(138,002)	(264,432)
Distributions from subsidiaries	68,568	146,615
Other, net	5,465	1,002

Net cash used in investing activities	(75,412)	(121,608)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of long-term debt from affiliates	15,000	95,000
Payments of long-term debt to affiliates	(40,000)	—
Payments on notes payable	—	(247)
Payments of deferred financing costs	(950)	(5,477)
Proceeds from issuance of convertible preferred stock, net	172,771	89,890
Payments of costs related to redeemable noncontrolling interests	(1,510)	(2,714)
Other, net	(6)	(67)

Net cash provided by financing activities	145,305	176,385

Net increase (decrease) in cash and restricted cash	(6,598)	5,845
Cash and restricted cash at beginning of period	21,470	15,625

Cash and restricted cash at end of period	14,872	21,470
Restricted cash included in other current assets	(394)	(275)
Restricted cash included in other assets	(925)	(1,115)

Cash at end of period	$13,553	$20,080

Non-cash investing and financing activities:
Non-cash issuance of convertible preferred stock relating to the reduction of debt	$—	$15,190
Supplemental cash flow information:
Cash paid for interest	$8,494	$2,094
Cash paid for income taxes	$—	$—

See accompanying notes to condensed financial statements.

SCHEDULE I NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

(1) Basis of Presentation

Sunnova Energy Corporation’s (Sunnova’s) condensed financial statements include the condensed balance sheets, condensed statements of operations and condensed statements of cash flows of Sunnova and have been prepared on a parent-only basis. These parent-only financial statements do not include all of the information and notes required by GAAP for annual financial statements, and therefore these parent-only financial statements and other information included should be read in conjunction with Sunnova’s audited consolidated financial statements and related notes contained within this prospectus.

(2) Guarantees

Sunnova has issued guarantees with a maximum potential obligation of $943.8 million on behalf of certain of its wholly-owned subsidiaries. Sunnova’s maximum potential obligation consists primarily of potential payments:

•	to third parties under certain credit agreements entered into with wholly-owned subsidiaries of Sunnova for non-payment of outstanding borrowings

•	to third parties under certain indentures entered into with wholly-owned subsidiaries of Sunnova for non-payment of outstanding solar asset-backed notes

•	to wholly-owned subsidiaries under certain development, purchase and sales agreements with other consolidated subsidiaries of Sunnova for non-payment of purchases and servicing of solar energy systems

The expiry dates of these guarantees vary, depending upon contractual provisions or upon the statute of limitations under the relevant governing law.

(3) Related-Party Transactions

Sunnova has administrative services agreements with certain of its wholly-owned subsidiaries. The contracts provide for Sunnova to perform certain administrative, accounting, financial consulting and personnel services to the subsidiaries. In addition, Sunnova has long-term debt with affiliates related to the senior secured notes and convertible notes held by certain members of its Board of Directors.

The following table presents the detail of the receivables, payables and long-term debt with Sunnova’s affiliates as recorded in the condensed balance sheets as of December 31, 2018 and 2017. The accounts receivable from affiliates as of December 31, 2018 primarily relates to amounts owed to Sunnova from wholly-owned subsidiaries for inventory transfers, insurance proceeds transferred in excess of damages of solar energy systems and services provided under the administrative services agreements. The accounts payable to affiliates as of December 31, 2017 primarily relates to amounts owed from Sunnova to wholly-owned subsidiaries for repairs of solar energy systems after a natural disaster for which Sunnova expected to receive the insurance proceeds and amounts owed from Sunnova to affiliates for interest related to the senior secured notes, partially offset by amounts owed to Sunnova from wholly-owned subsidiaries for services provided under the administrative services agreements. The long-term debt with affiliates as of December 31, 2018 and 2017 relates to the senior secured notes and convertible notes.

	As of December 31,
	2018	2017
	(in thousands)
Accounts receivable, including affiliates	$4,311	$—
Accounts payable, including affiliates	—	7,720
Current portion of long-term debt—affiliates, including paid-in-kind	16,500	81,791
Long-term debt, net—affiliates, including paid-in-kind	44,181	—

SCHEDULE I NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The following table presents the detail of amounts incurred by Sunnova from or relating to its affiliates as recorded in the condensed statements of operations for the years ended December 31, 2018 and 2017. The revenue from affiliates relates to services provided under the administrative services agreements and the interest expense with affiliates relates to the senior secured notes and convertible notes.

	Year Ended December 31,
	2018	2017
	(in thousands)
Revenue—affiliates	$6,944	$4,857
Interest expense, net—affiliates	9,540	6,931

BofA Merrill Lynch	J.P. Morgan	Goldman Sachs & Co. LLC

Credit Suisse

KeyBanc Capital Markets	Baird	Roth Capital Partners

Through and including August 18, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.